Filed Pursuant to Rule 424(b)(3)
Registration No. 333-220434

PROXY STATEMENT FOR THE SPECIAL MEETING OF

ANCHOR BANCORP, INC. SHAREHOLDERS

and

PROSPECTUS OF

OLD NATIONAL BANCORP

MERGER PROPOSED — YOUR VOTE IS VERY IMPORTANT

The boards of directors of Anchor Bancorp, Inc. (“Anchor”) and Old National Bancorp (“Old National”) have unanimously approved an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which Anchor will merge with and into Old National (the “Merger”). If the Merger Agreement is approved by the shareholders of Anchor and all other closing conditions are satisfied, each shareholder of Anchor will be entitled to receive 1.350 shares of Old National common stock (the “Exchange Ratio”) and $2.625 in cash (the “Cash Consideration”) for each share of Anchor common stock owned before the Merger, subject to certain adjustments as described in the Merger Agreement (collectively, the “Merger Consideration”). The Anchor board of directors unanimously determined that the Merger on the terms set forth in the Merger Agreement is in the best interests of Anchor and the Anchor shareholders.

The Merger value will fluctuate with the market price of Old National common stock and will not be known at the time Anchor shareholders vote on the Merger. Based on the $16.45 closing price of Old National’s common stock on the NASDAQ Global Select Market on August 7, 2017, the date of execution of the Merger Agreement, the Exchange Ratio represented approximately $22.21 in value for each share of Anchor common stock, in addition to the $2.625 in cash per share. Based on the $17.60 closing price of Old National’s common stock on September 25, 2017, the Exchange Ratio represented approximately $23.76 in value for each share of Anchor common stock, in addition to the $2.625 in cash per share. Based on the Exchange Ratio and the number of shares of Anchor common stock outstanding and issuable at the effective time of the Merger as of September 25, 2017, the number of shares of Old National common stock issuable in the Merger would be up to 16,598,583 shares and the amount of cash to be paid to Anchor shareholders would be up to approximately $32,275,000, reflecting an aggregate transaction value as of September 25, 2017 of up to approximately $324,410,000. We urge you to obtain current market quotations for Old National (trading symbol “ONB”).

The Merger is conditioned upon, among other things, the approval of the Merger Agreement by the Anchor shareholders. This document is a proxy statement that the Anchor board of directors is using to solicit proxies for use at a special meeting of shareholders to be held on October 30, 2017. At the meeting, the Anchor shareholders will be asked to (1) approve the Merger Agreement, (2) adjourn the meeting if necessary to solicit additional proxies, and (3) transact such other business as may properly be brought before the meeting or any adjournment or postponement thereof.

This document is also a prospectus relating to Old National’s issuance of up to 16,598,583 shares of Old National common stock in connection with the completion of the Merger.

For a discussion of certain risk factors relating to the Merger, see the section entitled “Risk Factors” beginning on page 15.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued under this proxy statement and prospectus or determined if this proxy statement and prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The securities to be issued in connection with completion of the Merger are not savings or deposit accounts or other obligations of any bank or nonbank subsidiary of any of the parties, and they are not insured by the Federal Deposit Insurance Corporation, the Deposit Insurance Fund or any other governmental agency.

This proxy statement and prospectus is dated September 28, 2017, and it is first being mailed to Anchor shareholders on or about September 29, 2017.

AVAILABLE INFORMATION

As permitted by Securities and Exchange Commission (“SEC”) rules, this document incorporates certain important business and financial information about Old National from other documents that are not included in or delivered with this document. These documents are available to you without charge upon your written or oral request. Your requests for these documents should be directed to the following:

Old National Bancorp

One Main Street

P.O. Box 718

Evansville, Indiana 47705

Attn: Jeffrey L. Knight, Executive Vice President,

Corporate Secretary and Chief Legal Counsel

(812) 464-1363

In order to ensure timely delivery of these documents, you should make your request by October 20, 2017, to receive them before the special meeting.

You can also obtain documents incorporated by reference in this document through the SEC’s website at www.sec.gov. See “Where You Can Find More Information” beginning on page 87.

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD ON OCTOBER 30, 2017

To the Shareholders of Anchor Bancorp, Inc.:

We will hold a special meeting of the shareholders of Anchor Bancorp, Inc. (“Anchor”) on October 30, 2017, at 3:30 p.m., Central Time, at Southview Country Club, 239 Mendota Road East, West St. Paul, Minnesota 55118, to consider and vote upon:

1. Merger Proposal. A proposal to approve the Merger Agreement pursuant to which Anchor will merge with and into Old National.

2. Adjournment. A proposal to adjourn the special meeting, if necessary, to solicit additional proxies in the event there are not sufficient votes present at the special meeting in person or by proxy to approve the Merger Agreement (the “Adjournment Proposal”).

3. Other Matters. Such other matters as may properly come before the special meeting or any adjournment of the special meeting. The Anchor board of directors is not aware of any such other matters as of the date of this proxy statement and prospectus.

The enclosed proxy statement and prospectus describes the Merger Agreement and the proposed Merger in detail and includes, as Annex A, the complete text of the Merger Agreement. We urge you to read these materials for a description of the Merger Agreement and the proposed Merger. In particular, you should carefully read the section entitled “Risk Factors” beginning on page 15 of the enclosed proxy statement and prospectus for a discussion of certain risk factors relating to the Merger.

The board of directors of Anchor unanimously recommends that shareholders vote (1) “FOR” approval of the Merger Agreement and (2) “FOR” approval of the Adjournment Proposal. The board of directors of Anchor fixed the close of business on September 25, 2017, as the record date for determining the shareholders entitled to notice of, and to vote at, the special meeting and any adjournments or postponements of the special meeting.

YOUR VOTE IS IMPORTANT. The Merger Agreement must be approved by the affirmative vote of the holders of at least a majority of the voting power of all outstanding shares of Anchor stock entitled to vote. If you do not return your proxy or do not vote in person at the special meeting, the effect will be the same as a vote against the Merger Agreement. Whether or not you plan to attend the special meeting in person, we urge you to date, sign and return promptly the enclosed proxy in the accompanying envelope. You may revoke your proxy at any time before the special meeting by sending a written notice of revocation, submitting a new proxy or by attending the special meeting and voting in person.

Under Minnesota law, if the Merger is completed, Anchor shareholders of record who do not vote to approve the Merger Agreement, and otherwise comply with the applicable provisions of Minnesota law pertaining to objecting shareholders, will be entitled to exercise dissenters’ rights and obtain payment in cash for the fair value of their shares of Anchor stock by following the procedures set forth in detail in this proxy statement and prospectus. A copy of the sections of the Minnesota Business Corporation Act pertaining to dissenters’ rights are included as Annex C to this proxy statement and prospectus.

By Order of the Board of Directors

Carl W. Jones
Chairman, President and Chief Executive Officer
September 28, 2017

i

ii

QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING

Q: What am I voting on?

A: You are being asked to vote to approve the Merger Agreement, pursuant to which Anchor will merge with and into Old National. Old National would be the surviving entity in the Merger, and Anchor would no longer be a separate company.

Additionally, you are being asked to vote to approve the Adjournment Proposal.

Q: What will I receive in the Merger?

A: If the Merger is completed, each share of Anchor common stock will be converted into the right to receive, as set forth in the Merger Agreement, 1.350 shares of Old National common stock (the “Exchange Ratio”), subject to adjustment as summarized below, and $2.625 in cash (the “Cash Consideration”) (collectively, the “Merger Consideration”). If the Anchor Consolidated Shareholders’ Equity (as defined in the Merger Agreement) is less than $179,000,000 as of the end of the month prior to the effective time of the Merger, the Exchange Ratio will be decreased as provided in the Merger Agreement.

In addition, if the Average Old National Closing Price is less than $15.00 per share, Anchor will have the right to terminate the Merger Agreement unless Old National elects to increase the Cash Consideration pursuant to the formula described in the section entitled “The Merger Agreement — Merger Consideration”. The Average Old National Closing Price shall mean the volume-weighted average of the per share closing prices of a share of Old National common stock as quoted on the NASDAQ Global Select Market during the 10 trading days preceding the fifth calendar day preceding the effective time of the Merger.

The Merger Agreement requires Anchor to take action prior to the closing to redeem at par all of the issued and outstanding shares of the Voting Preferred Stock and the Class A1 Preferred Stock of Anchor, and as a result, holders of those two classes of stock will not receive the Merger Consideration.

Q: Will the Exchange Ratio adjust based on the trading price of Old National common stock prior to closing?

A: No. The Exchange Ratio is fixed and will not increase or decrease solely due to changes in the trading price of Old National common stock prior to the closing of the Merger. The Exchange Ratio is subject to adjustment as described above.

Q: What is the value of the per share Merger Consideration?

A: Because the Exchange Ratio is fixed, the per share value of the Merger Consideration for Anchor shareholders will fluctuate as the market price of Old National common stock fluctuates before the completion of the Merger. This price will not be known at the time of the Anchor special meeting and may be more or less than the current price of Old National common stock or the price of Old National common stock at the time of the special meeting. Based on the $16.45 closing stock price of Old National common stock on the NASDAQ Global Select Market on August 7, 2017, the trading day immediately preceding the public announcement date of the Merger, the value of the per share Merger Consideration for Anchor shareholders would be approximately $24.84. Based on the $17.60 closing stock price of Old National common stock on the NASDAQ Global Select Market on September 25, 2017, the latest practicable date before the date of this proxy statement and prospectus, the value of the per share Merger Consideration for Anchor shareholders would be approximately $26.39. We urge you to obtain current market quotations for shares of Old National common stock.

Q: When will shareholders receive their share of the Merger Consideration?

A: Promptly after the closing of the Merger, Old National will mail to each holder of Anchor common stock a letter of transmittal with a form providing instructions for the exchange of shares for the Merger Consideration. Upon Old National’s receipt of a properly completed and executed exchange form, Old National will issue to each holder of Anchor common stock a statement of ownership of book-entry shares representing that number of shares of Old National common stock (including fractional shares) that each holder of Anchor common stock has the right to receive and a check in the amount of such holder’s share of the Cash Consideration and dividends or distributions which such holder shall be entitled to receive.

Q: Why do Anchor and Old National want to engage in the Merger?

A: Anchor believes that the Merger will provide its shareholders with substantial benefits, and Old National believes that the Merger will further its strategic growth plans. To review the reasons for the Merger in more detail, see “Proposal 1 — The Merger — Anchor’s Reasons for the Merger and Recommendation of the Board of Directors” beginning on page 30 and “Proposal 1 — The Merger — Old National’s Reasons for the Merger” beginning on page 33.

Q: What risks should I consider before I vote on the Merger Agreement?

A: You should review “Risk Factors” beginning on page 15.

Q: Will Old National shareholders receive any shares or cash as a result of the Merger?

A: No. Old National shareholders will continue to own the same number of Old National shares they owned before the effective time of the Merger.

Q: Who is entitled to vote on each of the matters to be considered at the special meeting?

A: Shareholders of record of Anchor’s common stock, Class A1 Preferred Stock and Voting Preferred Stock at the close of business on September 25, 2017, the record date for the meeting, are entitled to vote on each of the proposals at the special meeting, together as a single class. At the close of business on the record date, there were 11,651,228 shares of common stock, 65,313 shares of Class A1 Preferred Stock and 2,150,000 shares of Voting Preferred Stock outstanding and entitled to vote at the meeting.

Q: How many votes may I cast?

A: Each share of Anchor common stock is entitled to one vote on each proposal at the special meeting. Each share of Anchor’s Class A1 Preferred Stock or Voting Preferred Stock is entitled to four votes on each proposal at the special meeting. The proxy card included with this proxy statement indicates the number of shares owned by an account attributable to you.

Q: What vote is required to approve each proposal at the Anchor special meeting and what happens if I do not return a proxy or otherwise do not vote?

A: Approval of the Merger Agreement requires the affirmative vote of the holders of at least a majority of the voting power of the 20,512,480 votes entitled to be cast by the shareholders of Anchor common stock, Class A1 Preferred Stock and Voting Preferred Stock outstanding on the record date, voting together as a single class.

Because the required vote of Anchor shareholders on the Merger Agreement is based upon the number of outstanding shares of Anchor stock entitled to vote rather than upon the number of shares actually voted, a failure to vote and abstentions will have the same practical effect as a vote “AGAINST” approval of the Merger Agreement.

In connection with the execution of the Merger Agreement, certain entities affiliated with Carl W. Jones, the Chairman of the Board and Chief Executive Officer of Anchor, and his family, executed voting agreements pursuant to which they agreed to vote their shares entitled to vote in favor of the Merger Agreement. As of the record date, these shareholders beneficially owned 8,286,020 common shares, or approximately 71.1% of the outstanding shares of Anchor common stock, 2,150,000 shares of Voting Preferred Stock, 100% of the outstanding shares of the Voting Preferred Stock, and 64,813 shares of Class A1 Preferred Stock, or approximately 99.2% of the outstanding shares of the Class A1 Preferred Stock, collectively representing 84% of the votes of the outstanding shares of Anchor voting together as a single class. Accordingly, Anchor expects that the Merger Agreement will be approved at the special meeting.

Approval of the Adjournment Proposal requires the affirmative vote of a majority of the voting power of the shares present in person or by proxy at the special meeting and entitled to vote. A failure to vote will have no effect on this proposal, but abstentions will have the same practical effect as a vote “AGAINST” approval of the Adjournment Proposal.

If you properly complete and sign your proxy but do not indicate how your shares of Anchor stock should be voted on a proposal, the shares of Anchor stock represented by your proxy will be voted as the Anchor board of directors recommends and therefore, “FOR” approval of the Merger Agreement, and “FOR” approval of the Adjournment Proposal.

Q: Am I entitled to exercise dissenters’ rights instead of receiving the per share Merger Consideration for my shares of Anchor common stock?

A: Anchor shareholders are entitled to dissenters’ rights under Sections 302A.471 and 302A.473 of the Minnesota Business Corporation Act (the “MBCA”) provided they follow the procedures and satisfy the conditions set forth in Sections 302A.471 and 302A.473 of the MBCA. For more information regarding dissenters’ rights, see the section entitled “Dissenters’ Rights of Anchor Shareholders” beginning on page 62 of this proxy statement and prospectus.

In addition, a copy of Sections 302A.471 and 302A.473 of the MBCA are attached as Annex C to this proxy statement and prospectus. Failure to strictly comply with Sections 302A.471 and 302A.473 of the MBCA may result in your waiver of, or inability to, exercise dissenters’ rights.

Q: What do I need to do now?

A: After reading this proxy statement and prospectus, you may vote in one of two ways: (1) by mail (by completing and signing the proxy that accompanies this proxy statement and prospectus); or (2) in person (by either delivering the completed proxy or by casting a ballot if attending the special meeting). In the event that you choose not to exercise your vote in person, you should mail your signed proxy in the accompanying pre-addressed, postage-paid envelope as soon as possible so that your shares can be voted at the October 30, 2017, Anchor special meeting.

Q: Can I change my vote after I have mailed my signed proxy?

A: Yes. You can change your vote at any time before your proxy is voted at the special meeting. You can do this in one of three ways. First, you can send a written notice stating that you revoke your proxy. Second, you can complete and submit a new proxy, dated at a date later than your most recent proxy. Third, you can attend the special meeting and vote in person. Your attendance at the special meeting will not, however, by itself revoke your proxy.

Q: What constitutes a quorum?

A: The holders of a majority of the outstanding shares of Anchor stock entitled to vote as of the record date must be present in person or by proxy at the special meeting to constitute a quorum. In determining whether a quorum is present, shareholders who abstain will be treated as present for determining the presence or absence of a quorum.

Q: What happens if the Merger is not completed?

A: Anchor and Old National expect to complete the Merger in the first quarter of 2018. However, neither Anchor nor Old National can assure you of when or if the Merger will be completed. Anchor and Old National must first obtain the approval of Anchor shareholders for the Merger, as well as obtain necessary regulatory approvals and satisfy certain other standard closing conditions. If the Merger is not completed, Anchor shareholders will not receive any consideration for their shares and will continue to be Anchor shareholders. Each of Anchor and Old National will remain independent companies. Under certain circumstances, Anchor may be required to pay Old National a fee with respect to the termination of the Merger Agreement, as described under “The Merger Agreement — Termination Fee.”

Q: When is the Merger expected to be completed?

A: We are working to complete the Merger as quickly as possible. We must obtain the necessary regulatory approvals and the approval of the Merger Agreement by Anchor shareholders at the special meeting. We currently expect to complete the Merger early in the first quarter of 2018.

Q: What are the tax consequences of the Merger to me?

A: The Merger is intended to qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code, as amended (the “Code”). Anchor shareholders generally will not recognize gain or loss on shares of the Old National common stock received pursuant to the Merger, and their basis in and holding periods for shares of the Old National common stock received may vary among shares if blocks of Anchor common stock were acquired at different times or for different prices.

Anchor shareholders generally will recognize gain (but not loss) in an amount equal to the lesser of (i) the holder’s gain realized (i.e., the excess, if any, of the sum of the amount of cash and the fair market value of shares of the Old National common stock received over the holder’s adjusted tax basis in his, hers or its shares of Anchor common stock surrendered) or (ii) the amount of cash received pursuant to the Merger.

As a condition to the closing, each of Anchor and Old National must receive an opinion from Krieg DeVault LLP to the effect that the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Code. See “United States Federal Income Tax Consequences” beginning on page 78 for a more complete discussion of the United States federal income tax consequences of the Merger. Your tax consequences will depend on your personal situation. You should consult your tax advisor for a full understanding of the tax consequences of the Merger to you.

Q: Whom should I contact if I have other questions about the Merger Agreement or the Merger?

A: If you have more questions about the Merger Agreement or the Merger, you should contact:

Old National Bancorp

One Main Street

Evansville, Indiana 47708

(812) 464-1294

Attn: Jeffrey L. Knight

You may also contact:

Anchor Bancorp, Inc.

1360 Duckwood Drive

Eagan, Minnesota 55123

(952) 476-5241

Attn: Dennis Nisler, CFO

SUMMARY

This summary highlights selected information in this proxy statement and prospectus and may not contain all of the information important to you. To understand the Merger more fully, you should read this entire document carefully, including the annexes and the documents referred to in this proxy statement and prospectus. A list of the documents incorporated by reference appears under the caption “Where You Can Find More Information” on page 87.

The Companies (page 23)

Old National Bancorp

One Main Street

Evansville, Indiana 47708

(812) 464-1294

Old National is a financial holding company, incorporated under Indiana law and headquartered in Evansville, Indiana. Old National is the largest financial services holding company headquartered in Indiana and, with $15.0 billion in assets, ranks among the top 100 banking companies in the United States. Since its founding in Evansville in 1834, Old National has focused on community banking by building long-term, highly valued partnerships with clients in its primary footprint of Indiana, Kentucky, Michigan and Wisconsin. In addition to providing extensive services in retail and commercial banking, investments and brokerage, Old National’s Wealth Management Division is a Top 100 Fiduciary. Old National’s common stock is listed on the NASDAQ Global Select Market under the symbol “ONB”.

Anchor Bancorp, Inc.

1600 Utica Avenue South, Suite 400

St. Louis Park, Minnesota 55416

(952) 476-5245

Anchor is a bank holding company incorporated under the laws of the State of Minnesota and headquartered in St. Louis Park, Minnesota. Anchor is one of the largest community banks headquartered in Minnesota with assets of more than $2.0 billion. Anchor is the parent company of Anchor Bank, National Association (“Anchor Bank”), which provides personal banking, business banking, cash management and private banking services to businesses and individuals from 18 banking locations throughout the Twin Cities and in Mankato, Minnesota.

Special Meeting of Shareholders; Required Vote (page 21)

The special meeting of Anchor shareholders is scheduled to be held at Southview Country Club, 239 Mendota Road East, West St. Paul, Minnesota 55118, at 3:30 p.m., Central Time, on October 30, 2017. At the Anchor special meeting, you will be asked to vote to approve the Merger Agreement. You will also be asked to approve the Adjournment Proposal. Only Anchor shareholders of record as of the close of business on September 25, 2017, are entitled to notice of, and to vote at, the Anchor special meeting and any adjournments or postponements of the Anchor special meeting.

As of the record date, there were 11,651,228 shares of Anchor common stock, 2,150,000 shares of Voting Preferred Stock and 65,313 shares of Class A1 Preferred Stock outstanding and entitled to vote at the special meeting. Each share of Anchor common stock is entitled to one vote on each proposal at the special meeting. Each share of the Voting Preferred Stock and Class A1 Preferred Stock is entitled to four votes on each proposal at the special meeting.

Approval of the Merger Agreement requires the affirmative vote of holders of at least a majority of the voting power of all outstanding shares of Anchor stock entitled to vote. The vote on the Adjournment Proposal requires the affirmative vote of a majority of the voting power of the shares present in person or by proxy at the special meeting and entitled to vote.

As of the record date, the directors and executive officers of Anchor (and their affiliates), as a group, beneficially owned 9,456,333 shares of Anchor common stock, or approximately 81.1% of the outstanding shares of Anchor common stock, 2,150,000 shares of Voting Preferred Stock, or 100% of the outstanding shares of the Voting Preferred Stock, and 64,813 shares of Class A1 Preferred Stock, or approximately 99.2% of the outstanding shares of the Class A1 Preferred Stock, collectively representing 89.3% of the votes of the outstanding shares of Anchor voting together as a single class. In connection with the execution of the Merger Agreement, certain entities affiliated with Carl W. Jones and his family, executed voting agreements pursuant to which they agreed to vote their shares entitled to vote in favor of the Merger Agreement. As of the record date, these shareholders beneficially owned 8,286,020 common shares, or approximately 71.1% of the outstanding shares of Anchor common stock, 2,150,000 shares of Voting Preferred Stock, 100% of the outstanding shares of the Voting Preferred Stock, and 64,813 shares of Class A1 Preferred Stock, or approximately 99.2% of the outstanding shares of the Class A1 Preferred Stock, collectively representing 84% of the votes of the outstanding shares of Anchor voting together as a single class. Accordingly, Anchor expects that the Merger Agreement will be approved at the special meeting.

No approval by Old National shareholders is required.

The Merger and the Merger Agreement (pages 24 and 46)

The Merger Agreement provides that, if all of the conditions to closing are satisfied or waived, Anchor will be merged with and into Old National, with Old National surviving. Effective simultaneously with the consummation of the Merger, Anchor Bank will be merged with and into Old National Bank, a wholly-owned subsidiary of Old National (the “Bank Merger”). We encourage you to read the Merger Agreement, which is included as Annex A to this proxy statement and prospectus and is incorporated by reference herein.

What Anchor Shareholders Will Receive in the Merger (page 46)

If the Merger is completed, each share of Anchor common stock will be converted into 1.350 shares of Old National common stock and $2.625 in cash, provided that if the Anchor Consolidated Shareholders’ Equity is less than $179,000,000 as of the end of the month prior to the effective time of the Merger, the Exchange Ratio will be decreased as provided in the Merger Agreement. In addition if the Average Old National Closing Price is less than $15.00 per share, Anchor will have the right to terminate the Merger Agreement unless Old National agrees to increase the Cash Consideration.

The Merger Agreement requires Anchor to take action prior to the closing to redeem at par all of the issued and outstanding shares of the Voting Preferred Stock and the Class A1 Preferred Stock of Anchor, and as a result, holders of those two classes of stock will not receive the Merger Consideration.

Treatment of Anchor’s Stock Options (page 47)

Each option to purchase Anchor common stock granted under the Anchor Bancorp, Inc. 1996 Stock Option Plan or the Anchor Bancorp, Inc. 2013 Stock Option Plan (collectively, the “Anchor Stock Option Plans”) whether vested or unvested, that is outstanding immediately prior to the effective time of the Merger, will be fully vested at the effective time of the Merger and will be converted into the right at the effective time of the Merger to receive an amount, equal to the product of (i) the total number of shares of Anchor common stock subject to such Anchor stock option and (ii) the positive difference, if any, of (A) the Cash Consideration on a per share basis plus the Exchange Ratio multiplied by the Average Old National Closing Price less (B) the exercise price of such Anchor stock option, subject to any consents required from holders of Anchor stock options or necessary amendments to the applicable Anchor Stock Option Plan or award agreements (the “Options Settlement Amount”). Old National shall pay the Options Settlement Amount in shares of Old National common stock valued at the Average Old National Closing Price. Old National shall pay the Anchor Stock Option holders the Options Settlement Amount, less such amounts as are required to be withheld or deducted under the Code or any provision of state, local or foreign tax law with respect to the making of such payment, on or as soon as reasonably practicable after the closing date of the Merger, but in any event within five business days following the closing date of the Merger.

As of the record date, there were options to purchase 126,710 shares of Anchor common stock at an average exercise price of $12.76 per share.

Recommendation of Anchor Board of Directors; Anchor’s Reasons for the Merger (page 30)

The Anchor board of directors unanimously determined that the Merger on the terms set forth in the Merger Agreement is in the best interests of Anchor and the Anchor shareholders. The Anchor board of directors unanimously recommends that Anchor shareholders vote “FOR” approval of the Merger Agreement. In reaching its determination, the Anchor board of directors considered a number of factors, which are described in the section entitled “Proposal 1 — The Merger — Anchor’s Reasons for the Merger and Recommendation of the Board of Directors” beginning on page 30. Because of the wide variety of factors considered, the Anchor board of directors did not believe it practicable, nor did it attempt, to quantify or otherwise assign relative weight to the specific factors it considered in reaching its decision.

The Anchor board of directors also unanimously recommends that you vote “FOR” approval of the Adjournment Proposal.

Dissenters’ Rights of Anchor Shareholders (page 62)

Anchor shareholders of record have dissenters’ rights under the MBCA in connection with the Merger.

Anchor shareholders who do not vote in favor of the approval of the Merger Agreement and who otherwise comply with applicable provisions of Sections 302A.471 and 302A.473 of the MBCA will be entitled to exercise dissenters’ rights thereunder. Any shares of Anchor common stock held by an Anchor shareholder as of the record date who has not voted in favor of the approval of the Merger Agreement and who has demanded appraisal for such shares in accordance with the MBCA will not be converted into a right to receive the Merger Consideration, unless such Anchor shareholder fails to perfect, withdraws or otherwise loses such shareholder’s dissenters’ rights under the MBCA. If, after the consummation of the Merger, such holder of Anchor common stock fails to perfect, withdraws or otherwise loses his, her or its dissenters’ rights, each such share will be treated as if it had been converted as of the consummation of the Merger into a right to receive the Merger Consideration. The relevant provisions of the MBCA are included as Annex C to this proxy statement and prospectus.

You are encouraged to read these provisions carefully and in their entirety. Due to the complexity of the procedures for exercising your dissenters’ rights, Anchor shareholders who are considering exercising such rights are encouraged to seek the advice of legal counsel.

Failure to strictly comply with these provisions will result in the loss of dissenters’ rights. See the section entitled “Dissenters’ Rights of Anchor Shareholders” beginning on page 62 of this proxy statement and prospectus and the text of Sections 302A.471 and 302A.473 of the MBCA reproduced in their entirety as Annex C to this proxy statement and prospectus for additional information.

Voting Agreements (page 60)

In connection with the execution of the Merger Agreement, certain entities affiliated with Carl W. Jones and his family, executed voting agreements pursuant to which they agreed to vote their shares entitled to vote in favor of the Merger Agreement. As of the record date, these shareholders beneficially owned 8,286,020 common shares, or approximately 71.1% of the outstanding shares of Anchor common stock, 2,150,000 shares of Voting Preferred Stock, 100% of the outstanding shares of the Voting Preferred Stock, and 64,813 shares of Class A1 Preferred Stock, or approximately 99.2% of the outstanding shares of the Class A1 Preferred Stock, collectively representing 84% of the votes of the outstanding shares of Anchor voting together as a single class. Accordingly, Anchor expects that the Merger Agreement will be approved at the special meeting.

Lock-Up Agreement (page 60)

Carl W. Jones and Christopher W. Jones executed a lock-up agreement on behalf of an affiliated entity which beneficially owned as of the record date 8,286,020 common shares, or approximately 71.1% of the outstanding shares of Anchor common stock, pursuant to which such shareholder agreed not to sell or enter into any transaction to dispose of shares of Old National common stock it receives in the Merger, or publicly disclose an intention to effect any such transaction, for a period of 90 days after the effective time of the Merger. At the effective time of the Merger, Old National expects that this shareholder will receive approximately 11 million shares of Old National common stock or approximately 7.2% of the outstanding shares of Old National common stock after giving effect to the shares of Old National common stock issued in the Merger.

Opinion of Anchor’s Financial Advisor (page 34)

In connection with the Merger, the Anchor board of directors received an oral and a written opinion, dated August 7, 2017, from Anchor’s financial advisor, Sandler O’Neill & Partners, L.P. (“Sandler O’Neill”), to the effect that, as of the date of the opinion and based on and subject to the various factors, assumptions and limitations described in the opinion, the Merger Consideration described in the Merger Agreement was fair, from a financial point of view, to the holders of Anchor common stock. The full text of Sandler O’Neill’s written opinion, which sets forth, among other things, the assumptions made, procedures followed, matters considered and qualifications and limitations on the review undertaken by Sandler O’Neill in rendering its opinion, is attached to this document as Annex B. You should read the opinion carefully and in its entirety. The opinion of Sandler O’Neill is directed to the Anchor board of directors, is directed only to the fairness, from a financial point of view, of the Merger Consideration to the holders of Anchor common stock in the Merger as of the date of the opinion, does not address any other aspect of the transactions contemplated by the Merger Agreement and does not constitute a recommendation to any Anchor shareholder as to how to vote at the Anchor special meeting or any other matter relating to the proposed Merger.

Regulatory Approvals (page 60)

Under the terms of the Merger Agreement, the Merger cannot be completed until Old National receives necessary regulatory approvals, which include the approval of the Office of the Comptroller of the Currency (the “OCC”) and the approval or waiver of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”). Old National has filed an application with the OCC for approval and the Federal Reserve Board has approved Old National’s waiver request.

Issued Old National Shares Will be Eligible for Trading (page 61)

The shares of Old National common stock to be issued upon completion of the Merger will be eligible for trading on the NASDAQ Global Select Market.

Conditions to the Merger (page 55)

The respective obligations of Old National and Anchor to consummate the Merger are subject to the satisfaction or waiver, on or before the effective time of the Merger, of a number of conditions, including:

•	the shareholders of Anchor shall have approved and adopted the Merger Agreement;

•	approval of the Merger and the Bank Merger by the appropriate regulatory authorities;

•	the consummation of the Merger and the Bank Merger shall not be illegal or otherwise prohibited and no order, injunction or other legal restraint preventing the consummation of the Merger or the Bank Merger is in effect;

•	the Registration Statement on Form S-4, of which this proxy statement and prospectus is a part, relating to the shares of Old National common stock to be issued pursuant to the Merger Agreement, must have become effective under the Securities Act of 1933, and no stop order suspending the effectiveness of the Registration Statement shall have been issued or threatened by the SEC;

•	the shares of Old National common stock to be issued upon completion of the Merger shall have been authorized for listing on the NASDAQ Global Select Market;

•	the representations and warranties made by the parties in the Merger Agreement must be true and correct as of the effective time of the Merger or as otherwise required in the Merger Agreement, unless the inaccuracies do not or would not reasonably be expected to result in a material adverse effect;

•	the obligations of the parties in the Merger Agreement must have been performed in all material respects;

•	the parties must have received the respective closing deliverables of the other party to the Merger Agreement;

•	dissenting shares must represent no more than 10% of the outstanding Anchor common stock;

•	Anchor and Old National must have received an opinion from Krieg DeVault LLP (“Krieg DeVault”), dated as of the closing date, to the effect that the Merger constitutes a “reorganization” within the meaning of Section 368(a) of the Code;

•	Old National must have received a letter of tax advice, in a form reasonably satisfactory to Old National, from an outside independent certified public accounting firm to be mutually selected by Old National and Anchor as to the tax effect and deductibility for United States federal income tax purposes of any amounts that are paid by Anchor before the effective time of the Merger, or required to be paid at or after the effective time, to persons who are “disqualified individuals” under Section 280G of the Code with respect to Anchor, Anchor Bank or their successors; and

•	Anchor’s Consolidated Shareholders’ Equity (computed in accordance with the Merger Agreement), as of the end of the month prior to the effective time of the Merger, shall be at least $174,000,000.

We cannot be certain when, or if, the conditions to the Merger will be satisfied or waived, or that the Merger will be completed.

Termination (page 57)

Old National or Anchor may mutually agree at any time to terminate the Merger Agreement without completing the Merger, even if the Anchor shareholders have approved it. Also, either party may decide, without the consent of the other party, to terminate the Merger Agreement under specified circumstances, including (i) if the Merger is not consummated by June 30, 2018 (but only if the party who is terminating the Merger Agreement did not breach the Merger Agreement in a way that caused the Merger to fail to occur on or before June 30, 2018), (ii) if any governmental entity has issued a final and nonappealable order or taken any other action permanently enjoining, restraining or otherwise prohibiting the consummation of the Merger or (iii) if the Anchor shareholders do not approve the Merger Agreement at the Anchor special meeting. In addition, either party may terminate the Merger Agreement if there is a breach of the Merger Agreement by the other party that would cause the failure of conditions to the terminating party’s obligation to close, unless the breach is capable of being cured and is cured by the earlier of June 30, 2018 or the date that is 20 days following written notice of the breach.

Old National has the right to terminate the Merger Agreement if the Anchor board (i) fails to recommend in this proxy statement and prospectus that the Anchor shareholders approve the Merger Agreement, or withdraws, modifies or qualifies such recommendation in a manner adverse to Old National, or resolves to do so, or fails to reaffirm such recommendation within five business days after Old National requests in writing that such action be taken, (ii) recommends or endorses an acquisition proposal or (iii) breaches certain obligations, including with respect to the non-solicitation of acquisition proposals or calling a meeting of its shareholders and recommending that they approve the Merger Agreement.

Old National has the right to terminate the Merger Agreement if the after-tax cost of all remedial or other corrective actions and measures required by applicable environmental laws and regulations to be taken with respect to Anchor’s real property is estimated to exceed, in the aggregate, $3,000,000.

Anchor has the right to terminate the Merger Agreement if the Average Old National Closing Price is below $15.00 per share. Old National has the right to prevent Anchor’s termination by agreeing to increase the Cash Consideration pursuant to the formula set forth in the section entitled “The Merger Agreement — Merger Consideration”. Anchor also has the right to terminate the Merger Agreement to pursue an alternative transaction that its board of directors has determined, in exercising its fiduciary duties, is superior to the Merger.

Termination Fee (page 59)

Anchor is required to pay Old National a $11,400,000 termination fee in connection with the termination of the transactions contemplated by the Merger Agreement under certain circumstances, including circumstances involving alternative acquisition proposals with respect to Anchor, changes in the recommendation of the Anchor board, and certain breaches of the Merger Agreement by Anchor, and if the Merger Agreement is terminated due to Anchor failing to obtain the requisite shareholder vote at the duly convened Anchor meeting of shareholders or at any adjournment thereof at which a vote on the approval of the Merger Agreement was taken.

Interests of Certain Directors and Executive Officers of Anchor in the Merger That are Different From Yours (page 65)

You should be aware that some of Anchor’s directors and executive officers may have interests in the Merger that are different from, or in addition to, their interests as shareholders. The Anchor board of directors was aware of these interests and took them into account in approving the Merger Agreement.

Additionally, Old National is obligated under the Merger Agreement to provide continuing indemnification to the officers and directors of Anchor and Anchor Bank for a period of six years following the Merger and to provide such directors and officers with directors’ and officers’ liability insurance for a period of three years following the Merger.

Accounting Treatment of the Merger (page 61)

The Merger will be accounted for as a purchase transaction in accordance with United States generally accepted accounting principles.

Rights of Shareholders After the Merger (page 67)

When the Merger is completed, Anchor shareholders who receive stock, whose rights are currently governed by the Anchor articles of incorporation and bylaws, will become Old National shareholders, and their rights then will be governed by Old National’s articles of incorporation and by-laws. Old National is organized under Indiana law and Anchor is organized under Minnesota law. To review the differences in the rights of shareholders under each company’s governing documents, see “Comparison of the Rights of Shareholders” beginning on page 67.

United States Federal Income Tax Consequences of the Merger (page 78)

Old National and Anchor intend the Merger to qualify as a “reorganization” for United States federal income tax purposes. If the Merger so qualifies, Anchor shareholders will not recognize any gain or loss for United States federal income tax purposes on the exchange of Anchor shares for Old National shares in the Merger. Anchor shareholders will recognize gain (but not loss) or, in certain circumstances, dividend income in an amount equal to the lesser of (A) the amount of cash received in the Merger, and (B) the excess, if any, of (1) the sum of the amount of cash and the fair market value of shares of the Old National common stock received in the Merger over (2) the Anchor shareholder’s aggregate tax basis in the Anchor common stock surrendered in exchange for Old National common stock.

To review the tax consequences of the Merger to Anchor shareholders in greater detail, please see the section “United States Federal Income Tax Consequences” beginning on page 78.

Comparative Per Share Data

The following table shows information about Old National’s and Anchor’s book value per share, cash dividends per share, and diluted earnings per share, and similar information as if the Merger had occurred on the date indicated, all of which is referred to as “pro forma” information. In presenting the comparative pro forma information for certain time periods, it has been assumed that Old National and Anchor had been merged throughout those periods along with certain other assumptions.

The information listed as “Pro Forma Equivalent Anchor Share” was obtained by multiplying the Pro Forma Combined amounts by a fixed Exchange Ratio of 1.350. This information is presented to reflect the fact that Anchor shareholders will receive shares of Old National common stock for each share of Anchor common stock exchanged in the Merger. It is also anticipated that the combined company will derive financial benefits from the Merger that include reduced operating expenses and the opportunity to earn more revenue. The pro forma information, while helpful in illustrating the financial characteristics of the merged company under one set of assumptions, does not reflect these benefits and, accordingly, does not attempt to predict or suggest future results. Further, the pro forma information below excludes one-time expenses related to the Merger. The pro forma information also does not necessarily reflect what the historical results of the combined company would have been had the companies been combined during these periods.

	Old National Historical	Anchor Historical	Pro Forma Combined	Pro Forma Equivalent Anchor Share
Book value per share:
At June 30, 2017	$13.92	$14.12	$14.20	$19.17
at December 31, 2016	13.42	13.49	13.75	18.56

Cash dividends per share:
Six months ended June 30, 2017	$0.26	$0.24	$0.26	$0.35
Year ended December 31, 2016	0.52	0.45	0.52	0.70

Diluted earnings per share:
Six months ended June 30, 2017	$0.55	$0.75	$0.56	$0.76
Year ended December 31, 2016	1.05	1.40	1.01	1.36

Market Prices and Share Information

The following table presents quotation information for Old National common stock on the NASDAQ Global Select Market on August 7, 2017, which was the last trading day prior to the announcement of the signing of the Merger Agreement and September 25, 2017, which was the last practicable trading day for which information was available prior to the date of this proxy statement and prospectus. Anchor common stock is privately-held and not traded.

	Old National Common Stock
	High	Low	Close
	(Dollars per share)
August 7, 2017	$16.60	$16.40	$16.45
September 25, 2017	$17.65	$17.30	$17.60

SELECTED CONSOLIDATED FINANCIAL DATA OF OLD NATIONAL

The selected consolidated financial data of Old National below, as of and for the six months ended June 30, 2017 and 2016, is unaudited. The selected consolidated financial data presented below, as of and for each of the years in the five-year period ended December 31, 2016, is derived from Old National’s audited historical financial statements. This information should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and the notes thereto incorporated by reference in this proxy statement and prospectus that Old National has previously filed with the SEC. See the section entitled “Where You Can Find More Information” on page 87. Results for past periods are not necessarily indicative of results that may be expected for any future period.

	Six Months Ended June 30,		Year Ended December 31
	2017	2016	2016	2015	2014	2013	2012
	(Unaudited)
(Dollar amounts in thousands, except per share data)
Results of Operations
Net interest income	$210,134	$184,983	$402,703	$366,116	$366,370	$317,424	$308,757
Provision for loan losses	1,702	1,410	960	2,923	3,097	(2,319)	5,030
Noninterest income	92,191	142,836	252,830	230,632	165,129	184,758	189,816
Noninterest expense	204,702	219,827	454,147	430,932	386,438	361,984	365,758
Income before income tax	95,921	106,582	200,426	162,893	141,964	142,517	127,785
Income tax	21,075	40,483	66,162	46,177	38,297	41,597	36,110
Net income	74,846	66,099	134,264	116,716	103,667	100,920	91,675
Dividends paid on common stock	35,219	32,391	67,536	55,552	48,181	40,278	34,657
Per Common Share
Earnings per share (basic)	0.55	0.55	1.05	1.01	0.96	1.00	0.95
Earnings per share (diluted)	0.55	0.55	1.05	1.00	0.95	1.00	0.95
Dividends paid	0.26	0.26	0.52	0.48	0.44	0.40	0.36
Book value — end of period	13.92	13.42	13.42	13.05	12.54	11.64	11.81
Market value — end of period	17.25	12.53	18.15	13.56	14.88	15.37	11.87
At Period End
Total assets	14,957,281	14,420,262	14,860,237	11,991,527	11,646,051	9,581,744	9,543,623
Investment securities	3,509,477	3,514,858	3,542,264	3,290,332	3,471,885	3,133,637	2,883,767
Loans, excluding held for sale	9,232,040	8,830,158	9,010,512	6,948,405	6,318,201	5,082,964	5,196,594
Allowance for loan losses	50,986	51,804	49,808	52,233	47,849	47,145	54,763
Total deposits	10,683,714	10,451,602	10,743,253	8,400,860	8,490,664	7,210,903	7,278,953
Borrowings	2,259,918	1,935,555	2,152,086	1,920,246	1,469,911	1,018,720	827,308
Shareholders’ equity	1,886,594	1,811,117	1,814,417	1,491,170	1,465,764	1,162,640	1,194,565
Financial Ratios
Return on average assets	1.01%	1.04%	0.98%	0.98%	0.99%	1.05%	1.04%
Return on average common shareholders’ equity	8.11%	8.26%	7.84%	7.88%	7.91%	8.54%	8.34%
Allowance for loan losses to total loans (period end) (excluding held for sale)	0.55%	0.59%	0.55%	0.75%	0.76%	0.93%	1.05%
Shareholders’ equity to total assets (period end)	12.61%	12.56%	12.21%	12.44%	12.59%	12.13%	12.52%
Average equity to average total assets	12.46%	12.59%	12.55%	12.42%	12.57%	12.33%	12.49%
Dividend payout ratio	47.27%	47.27%	50.30%	47.60%	46.48%	39.91%	37.80%

SELECTED CONSOLIDATED FINANCIAL DATA OF ANCHOR

The selected consolidated financial data of Anchor below, as of and for the six months ended June 30, 2017 and 2016, is unaudited. The selected consolidated financial data presented below, as of and for each of the years in the five-year period ended December 31, 2016, is derived from Anchor’s audited historical financial statements. Results for past periods are not necessarily indicative of results that may be expected for any future period.

	Six Months Ended June 30		Year Ended December 31
	2017	2016	2016	2015	2014	2013	2012
	(Unaudited)
(Dollar amounts in thousands, except per share data)
Results of Operations
Net interest income	$33,075	$31,503	$64,834	$60,346	$50,802	$47,809	$48,481
Provision for loan losses	1,200	1,635	3,825	2,632	600	600	7,540
Noninterest income	8,113	9,639	17,913	15,117	17,038	15,619	16,535
Noninterest expense	27,663	25,883	52,305	52,811	42,555	40,400	42,054
Income before income tax	12,326	13,624	26,617	20,020	24,685	22,428	15,422
Income tax	3,078	4,718	9,201	6,717	8,448	7,817	4,907
Net income	9,248	8,906	17,416	13,303	16,237	14,611	10,515
Dividends paid on common stock	2,786	2,541	5,202	4,326	4,017	—	3,904
Per Common Share
Earnings per share (basic)	0.75	0.72	1.41	1.14	1.51	1.44	1.02
Earnings per share (diluted)	0.75	0.72	1.40	1.14	1.50	1.36	0.96
Dividends paid	0.24	0.22	0.45	0.40	0.40	—	0.40
Book value — end of period	14.12	13.18	13.49	12.53	11.98	10.92	9.87
Market value — end of period	—	—	—	—	—	—	—
At Period End
Total assets	2,055,961	1,982,680	2,024,797	1,963,421	1,476,862	1,432,870	1,395,017
Investment securities	341,361	377,263	358,317	392,572	302,434	286,530	285,562
Loans, excluding held for sale	1,577,076	1,465,774	1,510,320	1,409,232	1,059,410	1,027,085	934,337
Allowance for loan losses	18,930	17,817	19,983	16,393	13,251	13,723	14,986
Total deposits	1,717,345	1,607,051	1,755,817	1,700,937	1,273,899	1,251,917	1,229,006
Borrowings	147,202	199,089	85,310	89,674	54,263	46,589	51,419
Shareholders’ equity	180,652	169,067	172,960	160,898	139,829	125,821	106,207
Financial Ratios
Return on average assets	0.92%	0.92%	0.89%	0.74%	1.14%	1.05%	0.80%
Return on average common shareholders’ equity	10.90%	11.30%	10.70%	9.30%	12.90%	13.80%	10.50%
Allowance for loan losses to total loans (period end) (excluding held for sale)	1.20%	1.22%	1.32%	1.16%	1.25%	1.34%	1.60%
Shareholders’ equity to total assets (period end)	8.79%	8.53%	8.54%	8.19%	9.47%	8.78%	7.61%
Average equity to average total assets	8.81%	8.57%	8.59%	8.26%	9.35%	8.08%	8.02%
Dividend payout ratio	32%	30%	32%	35%	27%	0%	39%

RISK FACTORS

In addition to the other information contained in or incorporated by reference into this proxy statement and prospectus (See “Where You Can Find More Information”), including the risk factors included in Old National’s Annual Report on Form 10-K for the year ended December 31, 2016, you should consider carefully the risk factors described below in deciding how to vote for the proposals presented in this proxy statement and prospectus. You should keep these risk factors in mind when you read forward-looking statements in this document and in the documents incorporated by reference into this document. Please refer to the section of this proxy statement and prospectus titled “Caution About Forward-Looking Statements.”

Anchor shareholders cannot be certain of the value of the Merger Consideration they will receive, because the market price of Old National common stock will fluctuate and the Exchange Ratio is subject to adjustment.

Upon completion of the Merger, each share of Anchor common stock will be converted into the Merger Consideration, which consists of approximately 90% of Old National common stock and 10% cash. Although the Cash Consideration is fixed, the Exchange Ratio is subject to downward adjustment, as set forth in the Merger Agreement and described in this proxy statement and prospectus in the event that Anchor’s Consolidated Shareholders’ Equity is less than $179,000,000. See “The Merger Agreement — Merger Consideration” for a more complete discussion of the Merger Consideration to be paid in the Merger.

Additionally, the market value of the Merger Consideration may vary from the closing price of Old National common stock on the date the Merger was announced, on the date that this document was mailed to Anchor shareholders, on the date of the special meeting of the Anchor shareholders and on the date the Merger is completed and thereafter. Any change in the Exchange Ratio or the market price of Old National common stock prior to completion of the Merger will affect the amount of and the market value of the Merger Consideration that Anchor shareholders will receive upon completion of the Merger. Accordingly, at the time of the special meeting, Anchor shareholders will not know or be able to calculate with certainty the amount or the market value of the Merger Consideration they would receive upon completion of the Merger. Stock price changes may result from a variety of factors, including general market and economic conditions, changes in business, operations and prospects, and regulatory considerations. Many of these factors are beyond Old National’s or Anchor’s control. You should obtain current market quotations for shares of Old National common stock and for shares of Anchor common stock before you vote.

The Merger Agreement may be terminated in accordance with its terms, and the Merger may not be completed, which could have a negative impact on Anchor.

The Merger Agreement is subject to a number of conditions which must be fulfilled, or in certain cases, waived by Old National or Anchor, as applicable, in order to close the Merger. Those conditions include: Anchor shareholder approval, regulatory approvals, the continued accuracy of certain representations and warranties by both parties and the performance by both parties of certain covenants and agreements. In particular, Old National is not obligated to close the Merger if Anchor’s Consolidated Shareholders’ Equity, as of the end of the month prior to the effective time of the Merger, is not at least $174,000,000, disregarding any transaction costs.

In addition, certain circumstances exist where Anchor may choose to terminate the Merger Agreement, including a decline in Old National’s share price to below a certain threshold set forth in the Merger Agreement. See “The Merger Agreement — Merger Consideration” for a more complete discussion of the Merger Consideration to be paid in the Merger and “The Merger Agreement — Termination” for a more complete discussion of the circumstances under which the Merger Agreement could be terminated. There can be no assurance that the conditions to closing the Merger will be fulfilled or that the Merger will be completed.

If the Merger Agreement is terminated, there may be various consequences to Anchor, including:

•	Anchor’s business may have been adversely impacted by the failure to pursue other beneficial opportunities due to the focus of management on the Merger, without realizing any of the anticipated benefits of completing the Merger;

•	Anchor may have incurred substantial expenses in connection with the Merger, without realizing any of the anticipated benefits of completing the Merger;

•	Anchor may experience negative reactions from its customers, vendors and employees; and

•	The reputation of Anchor may be tarnished by the process undertaken with Old National, which may adversely impact its future operations.

If the Merger Agreement is terminated and the Anchor board of directors seeks another merger or business combination, under certain circumstances, Anchor may be required to pay Old National a termination fee of $11,400,000. Anchor shareholders cannot be certain that Anchor would be able to find a party willing to pay an equivalent or more attractive price than the price Old National has agreed to pay in the Merger.

Anchor shareholders will have a reduced ownership and voting interest after the Merger and will exercise less influence over management.

The Anchor shareholders currently have the right to vote in the election of the Anchor board of directors and on other matters affecting Anchor. When the Merger occurs, each Anchor shareholder will become a shareholder of Old National with a percentage ownership of the combined organization that is much smaller than the shareholder’s percentage ownership of Anchor. Because of this, the Anchor shareholders will have less influence on the management and policies of Old National than they now have on the management and policies of Anchor.

Old National may be unable to successfully integrate Anchor Bank’s operations and retain Anchor Bank’s employees.

Anchor Bank will be merged with and into Old National Bank effective simultaneously with the consummation of the Merger. The difficulties of merging the operations of Anchor Bank with Old National Bank include:

•	integrating personnel with diverse business backgrounds;

•	combining different corporate cultures; and

•	retaining key employees.

The process of integrating operations could cause an interruption of, or loss of momentum in, the activities of Old National, Old National Bank or Anchor Bank, and the loss of key personnel. The integration of Anchor Bank with Old National Bank will require the experience and expertise of certain key employees of Anchor Bank who are expected to be retained by Old National. However, there can be no assurances that Old National will be successful in retaining these employees for the time period necessary to successfully integrate Anchor Bank into Old National Bank. The diversion of management’s attention and any delays or difficulties encountered in connection with the merger and integration of Anchor Bank into Old National Bank could have an adverse effect on the business and results of operations of Old National or Old National Bank.

The termination fee and the restrictions on solicitation contained in the Merger Agreement may discourage other companies from trying to acquire Anchor.

Until the completion of the Merger, with some exceptions, Anchor is prohibited from soliciting, initiating, encouraging, or participating in any discussion of, or otherwise considering, any inquiries or proposals that may lead to an acquisition proposal, such as a merger or other business combination transaction, with any person or entity other than Old National. In addition, Anchor has agreed to pay a termination fee of $11,400,000 to Old National if (i) Old National terminates the Merger Agreement because the Anchor board changes its recommendation, enters into an agreement for an alternative transaction or fails to reaffirm its recommendation within five business days of Old National requesting it do so, (ii) either party terminates the Merger Agreement because the Merger has not occurred before June 30, 2018, and prior to the termination, an acquisition proposal was made known, and within 12 months after termination Anchor enters into a definitive agreement with respect to an acquisition proposal, (iii) either party terminates the Merger Agreement because the approval of the Anchor shareholders has not been obtained and within 12 months after termination Anchor enters into a definitive agreement with respect to an acquisition proposal, or (iv) Anchor terminates the Merger Agreement to pursue an alternative transaction that its board of directors has determined, in exercising its fiduciary duties, is superior to the Merger. For more information regarding the termination fee, see the section entitled “The Merger Agreement —Termination Fee” beginning on page 59 of this proxy statement and prospectus. These provisions could discourage other companies from trying to acquire Anchor even though such other companies might be willing to offer greater value to the Anchor shareholders than Old National has offered in the Merger Agreement. The payment of the termination fee also could have a material adverse effect on Anchor’s financial condition.

Certain of Anchor’s executive officers and directors have interests that are different from, or in addition to, the interests of the Anchor shareholders generally.

Certain of Anchor’s executive officers and directors have interests in the Merger that are in addition to, or different from, the interests of the Anchor shareholders. The Anchor board of directors was aware of these interests when it approved the Merger Agreement. For a more detailed discussion of these interests, see “Interests of Certain Directors and Officers of Anchor in the Merger” beginning on page 65.

The fairness opinion obtained by Anchor will not reflect changes in the relative values of Old National and Anchor between the time the opinion was obtained and the effective time of the Merger.

The fairness opinion of Sandler O’Neill was dated as of August 7, 2017. Anchor does not intend to obtain any update of the Sandler O’Neill fairness opinion. Changes in the operations and prospects of Old National and Anchor, general market and economic conditions, and other factors both within and outside of Old National’s and Anchor’s control may alter the relative value of the companies. Therefore, the Sandler O’Neill opinion does not address the fairness of the Merger Consideration as of the date of this proxy statement and prospectus, the date of the special meeting or at the time the Merger will be completed.

The Merger may fail to qualify as a reorganization for federal tax purposes, resulting in your recognition of taxable gain or loss in respect of your Anchor shares and Anchor may be subject to significant tax liability at the corporate level.

Anchor intends the Merger to qualify as a reorganization within the meaning of Section 368(a) of the Code. Although the Internal Revenue Service (“IRS”) will not provide a ruling on the matter, Old National and Anchor will, as a condition to closing, each obtain an opinion from Krieg DeVault that the Merger will constitute a reorganization for federal tax purposes. This opinion does not bind the IRS or prevent the IRS from adopting a contrary position. If the Merger fails to qualify as a reorganization, you generally would recognize gain or loss, as applicable, on each share of Anchor common stock surrendered in an amount equal to the difference between your adjusted tax basis in that share and the fair market value of the Merger Consideration received in exchange for that share upon completion of the Merger. Furthermore, if the Merger fails to qualify as a reorganization, Old National, as successor to Anchor, may incur a significant tax liability resulting from a taxable sale of Anchor’s assets for United States federal income tax purposes.

The shares of Old National common stock to be received by Anchor shareholders as a result of the Merger will have different rights from the shares of Anchor common stock.

The rights associated with Anchor common stock are different from the rights associated with Old National common stock. See the section of this proxy statement and prospectus entitled “Comparison of the Rights of Shareholders” beginning on page 67 for a discussion of the different rights associated with Old National common stock.

Each party is subject to business uncertainties and contractual restrictions while the Merger is pending, which could adversely affect each party’s business and operations.

In connection with the pendency of the Merger, it is possible that some customers and other persons with whom Old National or Anchor has a business relationship may delay or defer certain business decisions or might seek to terminate, change or renegotiate their relationships with Old National or Anchor, as the case may be, as a result of the Merger, which could negatively affect Old National’s or Anchor’s respective revenues, earnings and cash flows, as well as the market price of Old National common stock or the value of Anchor common stock, regardless of whether the Merger is completed.

Under the terms of the Merger Agreement, Anchor is subject to certain restrictions on the conduct of its business prior to completing the Merger, which may adversely affect its ability to execute certain of its business strategies, including the ability in certain cases to enter into or amend contracts, acquire or dispose of assets, incur indebtedness or incur capital expenditures. Such limitations could negatively affect Anchor’s businesses and operations prior to the completion of the Merger.

CAUTION ABOUT FORWARD-LOOKING STATEMENTS

This document, and the documents incorporated by reference into it, contain forward-looking statements, including statements about Old National’s and Anchor’s financial condition, results of operations, earnings outlook, asset quality trends and profitability. Forward-looking statements express management’s current expectations or forecasts of future events and, by their nature, are subject to assumptions, risks and uncertainties. Certain statements contained in this filing that are not statements of historical fact constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, or the Reform Act, notwithstanding that such statements are not specifically identified.

In addition, certain statements may be contained in the future filings of Old National with the SEC, in press releases and in oral and written statements made by or with the approval of Old National that are not statements of historical fact and constitute forward-looking statements within the meaning of the Reform Act. Examples of forward-looking statements include, but are not limited to:

•	statements about the benefits of the Merger between Old National and Anchor, including future financial and operating results, cost savings, enhanced revenues and accretion to reported earnings that may be realized from the Merger;

•	statements of plans, objectives and expectations of Old National or Anchor or their managements or boards of directors;

•	statements of future economic performance; and

•	statements of assumptions underlying such statements.

Words such as “believes,” “anticipates,” “expects,” “intends,” “targeted,” “continue,” “remain,” “will,” “should,” “may,” and other similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.

Forward-looking statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions which are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. Factors that could cause actual results to differ from those discussed in the forward-looking statements include, but are not limited to:

•	the risk that the businesses of Old National and Anchor will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected;

•	expected revenue synergies and cost savings from the Merger may not be fully realized or realized within the expected time frame;

•	revenues following the Merger may be lower than expected;

•	deposit attrition, operating costs, customer loss and business disruption following the Merger, including, without limitation, difficulties in maintaining relationships with employees, may be greater than expected;

•	the inability to obtain governmental approvals of the Merger on the proposed terms and schedule;

•	the failure of the Anchor shareholders to approve the Merger;

•	local, regional, national and international economic conditions and the impact they may have on Old National and Anchor and their customers and Old National’s and Anchor’s assessment of that impact;

•	changes in the level of non-performing assets, delinquent loans, and charge-offs;

•	material changes in the stock market value of Old National common stock;

•	changes in estimates of future reserve requirements based upon the periodic review thereof under relevant regulatory and accounting requirements;

•	the risk that management’s assumptions and estimates used in applying critical accounting policies prove unreliable, inaccurate or not predictive of actual results;

•	inflation, interest rate, securities market and monetary fluctuations;

•	changes in interest rates, spreads on earning assets and interest-bearing liabilities, and interest rate sensitivity;

•	prepayment speeds, loan originations and credit losses;

•	sources of liquidity;

•	competitive pressures among depository and other financial institutions may increase and have an effect on pricing, spending, third-party relationships and revenues;

•	changes in laws and regulations (including laws and regulations concerning taxes, banking, and securities) with which Old National and Anchor, as applicable, must comply;

•	the effects of, and changes in, trade, monetary and fiscal policies and laws, including interest rate policies of the Federal Reserve Board;

•	Old National’s and Anchor’s common stock outstanding and Old National common stock price volatility;

•	legislation affecting the financial services industry as a whole, and/or Old National and Anchor and their subsidiaries, individually or collectively;

•	governmental and public policy changes;

•	financial resources in the amounts, at the times and on the terms required to support Old National’s and Anchor’s future businesses; and

•	the impact on Old National’s or Anchor’s businesses, as well as on the risks set forth above, of various domestic or international military or terrorist activities or conflicts.

Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results.

Additional factors that could cause Old National’s results to differ materially from those described in the forward-looking statements can be found in Old National’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K filed with the SEC. All subsequent written and oral forward-looking statements concerning the proposed transaction or other matters and attributable to Old National or Anchor or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements referenced above. Forward-looking statements speak only as of the date on which such statements are made. Old National and Anchor undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made, or to reflect the occurrence of unanticipated events. For any forward-looking statements made in this proxy statement and prospectus or in any documents incorporated by reference into this proxy statement and prospectus, Old National claims the protection of the safe harbor for forward-looking statements contained in the Reform Act.

We caution you not to place undue reliance on the forward-looking statements.

SPECIAL MEETING OF THE ANCHOR SHAREHOLDERS

Date, Place, Time, and Purpose

The Anchor board of directors is sending you this proxy statement and prospectus and proxy to use at the special meeting. At the special meeting, the Anchor board of directors will ask you to vote (1) on a proposal to approve the Merger Agreement, and (2) on a proposal to approve the Adjournment Proposal. Anchor does not expect any other items of business to be presented at the special meeting. If other matters do properly come before the special meeting, the accompanying proxy gives discretionary authority to the persons named in the proxy to vote on any other matters brought before the meeting. Those persons intend to vote the proxies in accordance with their judgment.

The special meeting will be held on October 30, 2017, at 3:30 p.m., Central Time, at Southview Country Club, 239 Mendota Road East, West St. Paul, Minnesota 55118.

Record Date, Voting Rights, Quorum, and Required Vote

Anchor has set the close of business on September 25, 2017, as the record date for determining the holders of Anchor common stock, Voting Preferred Stock and Class A1 Preferred Stock entitled to notice of and to vote at the special meeting. Only Anchor shareholders at the close of business on the record date are entitled to notice of and to vote at the special meeting. As of the record date, there were 11,651,228 common shares of Anchor common stock, 2,150,000 shares of Voting Preferred Stock and 65,313 shares of Class A1 Preferred Stock outstanding and entitled to vote at the special meeting. Each share of Anchor common stock is entitled to one vote and each share of Voting Preferred Stock and Class A1 Preferred Stock is entitled to four votes at the special meeting on all matters properly presented.

The holders of a majority of the outstanding shares of Anchor common stock, Voting Preferred Stock and Class A1 Preferred Stock voting together as a single class as of the record date must be present in person or by proxy at the special meeting to constitute a quorum. In determining whether a quorum is present, shareholders who abstain will be treated as present for determining the presence or absence of a quorum.

Approval of the Merger Agreement will require the affirmative vote of holders of at least a majority of the voting power of all outstanding shares of Anchor stock entitled to vote. Abstentions from voting will have the same effect as a vote against the Merger Agreement. As of the record date, the directors and executive officers of Anchor (and their affiliates), as a group, beneficially owned 9,456,333 shares of Anchor common stock, or approximately 81.1% of the outstanding shares of Anchor common stock, 2,150,000 shares of Voting Preferred Stock, or 100% of the outstanding shares of the Voting Preferred Stock, and 64,813 shares of Class A1 Preferred Stock, or approximately 99.2% of the outstanding shares of the Class A1 Preferred Stock, collectively representing 89.3% of the votes of the outstanding shares of Anchor voting together as a single class. In connection with the execution of the Merger Agreement, certain entities affiliated with Carl W. Jones and his family, executed voting agreements pursuant to which they agreed to vote their shares entitled to vote in favor of the Merger Agreement. As of the record date, these shareholders beneficially owned 8,286,020 common shares, or approximately 71.1% of the outstanding shares of Anchor common stock, 2,150,000 shares of Voting Preferred Stock, 100% of the outstanding shares of the Voting Preferred Stock, and 64,813 shares of Class A1 Preferred Stock, or approximately 99.2% of the outstanding shares of the Class A1 Preferred Stock, collectively representing 84% of the votes of the outstanding shares of Anchor voting together as a single class. Accordingly, Anchor expects that the Merger Agreement will be approved at the special meeting.

The vote on the Adjournment Proposal requires the affirmative vote of a majority of the voting power of the shares present in person or by proxy at the special meeting and entitled to vote. Abstentions will have the same effect as a vote against this proposal.

Voting and Revocability of Proxies

You may vote in one of two ways: (1) by mail (by completing and signing the proxy that accompanies this proxy statement and prospectus); or (2) in person (by either delivering the completed proxy or by casting a ballot if attending the special meeting). To ensure your representation at the special meeting, we recommend you vote by proxy even if you plan to attend the special meeting. You may change your proxy vote at the special meeting.

Voting instructions are included on your proxy. If you properly complete and timely submit your proxy, your shares will be voted as you have directed. If you submit your proxy without specifying a voting instruction, your shares will be voted “FOR” approval of the Merger Agreement and “FOR” approval of the Adjournment Proposal.

You may revoke your proxy before it is voted by:

•	filing with the Secretary of Anchor a duly executed revocation of proxy;

•	submitting a new proxy with a later date; or

•	voting in person at the special meeting.

Attendance at the special meeting will not, in and of itself, constitute a revocation of a proxy. All written notices of revocation and other communication with respect to the revocation of proxies should be addressed to: Anchor Bancorp, Inc., 1600 Utica Avenue South, Suite 400, St. Louis Park, Minnesota 55416, Attn: Megan Edwards.

Solicitation of Proxies

Old National will pay the costs of the distribution of this proxy statement and prospectus. In addition to soliciting proxies by mail, directors, officers, and employees of Anchor may solicit proxies personally and by telephone. None of these persons will receive additional or special compensation for soliciting proxies. Old National will, upon request, reimburse brokers, banks and other nominees for their expenses in sending proxy materials to their customers who are beneficial owners and obtaining their voting instructions.

Recommendation of the Anchor Board of Directors

The Anchor board of directors unanimously determined that the Merger on the terms set forth in the Merger Agreement is in the best interests of Anchor and the Anchor shareholders. The Anchor board of directors unanimously recommends that Anchor shareholders vote “FOR” approval of the Merger Agreement and “FOR” approval of the Adjournment Proposal.

See “The Merger — Background of the Merger” and — “Anchor’s Reasons for the Merger and Recommendation of the Board of Directors” for a more detailed discussion of the Anchor board of directors recommendation with regard to the Merger Agreement.

INFORMATION ABOUT THE COMPANIES

Old National Bancorp

One Main Street

Evansville, Indiana 47708

(812) 464-1294

Old National is a financial holding company, incorporated under Indiana law and headquartered in Evansville, Indiana. Old National is the largest financial services holding company headquartered in Indiana and, with $15.0 billion in assets, ranks among the top 100 banking companies in the United States. Since its founding in Evansville in 1834, Old National has focused on community banking by building long-term, highly valued partnerships with clients in its primary footprint of Indiana, Kentucky, Michigan and Wisconsin. In addition to providing extensive services in retail and commercial banking, investments and brokerage, Old National’s Wealth Management Division is a Top 100 Fiduciary. Old National’s common stock is listed on the NASDAQ Global Select Market under the symbol “ONB”.

Additional information about Old National and its subsidiaries is included in documents incorporated by reference into this document. For more information, please see the section entitled “Where You Can Find More Information” beginning on page 87.

Anchor Bancorp, Inc.

1600 Utica Avenue South, Suite 400

St. Louis Park, Minnesota 55416

(952) 476-5245

Anchor is a bank holding company incorporated under the laws of the State of Minnesota and headquartered in St. Louis Park, Minnesota. Anchor is one of the largest community banks headquartered in Minnesota with assets of more than $2.0 billion. Anchor is the parent company of Anchor Bank, which provides personal banking, business banking, cash management and private banking services to businesses and individuals from 18 banking locations throughout the Twin Cities and in Mankato, Minnesota.

PROPOSAL 1 — THE MERGER

Background of the Merger

Anchor’s board of directors and executive officers regularly review and discuss Anchor’s business strategy, performance, prospects and operations in the context of the economic environment in Minnesota and the United States, developments in the regulation of financial institutions and the competitive landscape. This strategic review process has been guided over the years by the interests of the Jones family, which collectively controls approximately 84% of the voting power of Anchor’s shareholders.

In 1967, Winton Jones purchased the North Shore State Bank, which following a series of additional bank acquisitions, eventually became Anchor Bank. Anchor was formed in 1981, as the holding company for the bank subsidiaries. In 1995, Anchor operated with five bank charters under the name Anchor Bank, and in 2009, the charters were consolidated and called Anchor Bank, N.A. In 2015, Anchor acquired Voyager Bank — its first acquisition in two decades — and in 2017, the bank celebrated its 50th anniversary.

The Jones family has controlled Anchor since its formation, and to this day remains active in overseeing its operation. Over the years, Winton’s children assumed positions in management and the board of directors of Anchor. Carl Jones assumed the role of Chairman and Chief Executive Officer in 2003, Christopher Jones served as a director of Anchor from 2000-2009 and then again from 2015 to the present, and Helen Jones has served as a director since 2009. In recent years, the Jones family has increased its focus on succession planning and seeking additional liquidity in its investment in Anchor.

At the beginning of 2016, and continuing in early 2017, Anchor’s strategic review was focused on the capital condition of Anchor, including the capital that would be required to continue to grow the organization organically and through additional acquisitions. The Capital Committee of the board of directors of Anchor (the “Committee”) is tasked with evaluating the capital needs of Anchor and advising the full board of directors on capital matters and the general strategy of Anchor. The Committee consists of three members of the Jones family — Carl Jones, Christopher Jones and Helen Jones — and two non-family members, Richard McMahon and Ken Bezdicek. As the capital exploration process evolved, and at the direction of the Jones family, the Committee’s role expanded to consider, among other things, possible strategic alternatives available to Anchor, such as potential acquisitions or business combinations involving other financial institutions. Anchor management and members of the Committee also met periodically with investment banking firms with experience in capital raising activities and business combinations in the financial services industry in the Midwest, including Sandler O’Neill, to discuss various alternatives Anchor might consider, including continuing on a standalone basis, seeking acquisition targets or pursuing a sale to another institution.

Early in 2017, the strategic direction of Anchor began to crystalize and take shape. On January 26, 2017, the Committee met to review various capital raising matters, including a four-year projection of Anchor’s capital needs. After determining that there was a likelihood that additional capital would be needed in 2017, the Committee established a Capital Task Force (the “CTF”), consisting of Carl Jones, Jeffrey Hawkins, President, Dennis Nisler, Chief Financial Officer, and Margaret Murphy, Chief Credit Officer, and authorized the CTF to explore alternative methods of raising capital, including private placements and public offerings of stock and other securities. The Committee instructed the CTF to present options to the Committee at its next meeting.

On April 5, 2017, the CTF invited Sandler O’Neill and Barack Ferrazzano Kirschbaum & Nagelberg LLP (“BFKN”), Anchor’s outside legal advisor, to make presentations to the Committee on various capital raising options. The CTF specifically requested that the advisors review the opportunities available to Anchor in the public capital markets. The joint presentation of the advisors addressed:

•	The current state of the community bank operating environment, capital markets and M&A market;

•	Sandler O’Neill’s and BFKN’s views of Anchor’s franchise;

•	The current state of the initial public offering market for privately held community banks;

•	Potential valuation levels, based on current market conditions, for a possible initial public offering of Anchor common stock;

•	Potential benefits and challenges of a possible initial public offering of Anchor common stock; and

•	The process involved in undertaking a possible initial public offering, including pre-offering preparation, marketing and post-offering life as a public company.

During the meeting, the Committee discussed a number of different strategic pathways for Anchor, including remaining independent and executing Anchor’s existing business strategy, pursuing a more accelerated growth plan as a private company, pursuing a more accelerated growth plan as a public company, including through possible acquisitions of other depositories, and exploring a sale of Anchor. The Committee discussed with Anchor’s advisors the potential challenges involved in pursuing an initial public offering. Those challenges included, among others:

•	The substantial cost and time commitment involved in an initial public offering;

•	The potential risk of diverting management attention and resources from the operation of Anchor’s business and towards the completion of an initial public offering;

•	Uncertainties regarding the state of the public markets at such future time as an initial public offering could be expected to close;

•	The risk that such a transaction may not be completed or completed at a lower price than expected;

•	The addition of burdensome and costly ongoing regulatory and disclosure requirements; and

•	A loss of some of the control over the organization by the Jones family.

At the conclusion of the meeting, the Committee asked the CTF to further explore the initial public offering process and report back to the Committee at its next meeting. The Committee also approved a $5 million private common stock capital raise to provide additional capital to satisfy Anchor’s short-term capital needs.

On April 19, 2017, the Committee met again with Sandler O’Neill. The CTF reported to the Committee that it had met with Sandler O’Neill after the April 5, 2017 Committee meeting and asked Sandler O’Neill to make an additional presentation to the Committee regarding the exploration of strategic alternatives, including a possible business combination, to provide additional resources to support continued growth, drive shareholder value and provide liquidity to Anchor and its shareholders. Sandler O’Neill’s presentation included discussion regarding the following topics:

•	The status of the merger market for depository institutions in general, and, more specifically, in the Midwest and Minneapolis MSA;

•	The market’s expected view of the Anchor franchise in relation to a potential sale;

•	A summary of a broad universe of potential acquirors for Anchor, and a more detailed description of a focused group of more likely potential acquirors for Anchor, including a discussion of both desires to pursue a potential acquisition and capacities to deliver attractive financial valuations for those more likely potential acquirors;

•	Potential valuation considerations for the Anchor franchise based on type of merger consideration possibly offered to Anchor shareholders; and

•	A discussion of the merger process, including options regarding the breadth of the potential universe of acquirors, timing of a merger process, and confidentiality considerations.

At this meeting, the Committee began exploring the possibility of entering into a strategic transaction with a merger partner, as an alternative to remaining independent or raising capital for acquisitions. In addition to the challenges related specifically to an initial public offering and capital raising issues generally, the Committee discussed other headwinds to Anchor’s continued success as a stand-alone entity, including the increased regulatory burden imposed on banks since the financial crisis, factors limiting earnings expansion and the intense competition and ongoing consolidation in the industry. The Committee also acknowledged the desire expressed by the Jones family for additional liquidity. At the conclusion of the meeting, the Committee reached a consensus to continue to explore Anchor’s different capital raising options, but given the challenges involved in pursuing an initial public offering, the Committee also authorized the CTF to work with Sandler O’Neill to identify potential merger partners. The Committee requested that the CTF provide its recommendation at the next meeting.

The Committee discussed and agreed upon the following desired characteristics of a potential merger partner:

•	A minimum of $10 billion in assets in order to provide adequate liquidity to Anchor’s shareholders, but less than $50 billion in assets in order to provide continuity for Anchor’s community bank business model;

•	Attractive financial attributes with regard to valuation of the potential merger partner’s public shares, including dividend levels approximating or exceeding the current level of Anchor’s dividends;

•	A financial institution that is headquartered outside of the Minneapolis / St. Paul metropolitan area; and

•	A partner that is interested in retaining a high percentage of Anchor’s current employees.

The Committee also decided to delay the private capital raise of $5 million until after a decision had been made on the main strategic direction of Anchor.

On May 17, 2017, at a special meeting of the Committee, the CTF reported that it had completed extensive research on various strategic alternatives available to provide Anchor with sources of needed capital to support growth and expansion. Based on its numerous discussions with Anchor’s financial and legal advisors, the CTF determined that it would be in the best interests of Anchor and its shareholders for Anchor to pursue a sale to or a merger with a larger publicly traded financial institution. At this meeting, the Chairman of the Committee reported that the Committee had received input and direction from each of the five children of Winton Jones to take action necessary to effectuate this recommendation of the CTF. The Committee authorized management to take all necessary actions to pursue a strategic combination transaction with another financial institution, including the engagement of Sandler O’Neill to serve as financial advisor for Anchor and to identify possible candidates for such a partnership. On May 18, 2017, Anchor entered into an engagement letter with Sandler O’Neill.

Over the next month, representatives of Sandler O’Neill worked with Anchor management to identify parties that might be interested in a partnership with Anchor. Representatives of Sandler O’Neill presented to management a list of five potential merger candidates, including Old National, as the most likely to be interested and most capable of offering to Anchor an attractive proposal, based on the desired characteristics of a potential merger partner described by the Committee. Four of those five potential partners entered into confidentiality agreements and received access to a virtual data room with certain limited due diligence information about Anchor, with one of the potential merger partners declining to explore a potential transaction based on their limited interest in the Minneapolis / St. Paul metropolitan area. Between May 23, 2017 and June 13, 2017, each of the four potential partners had access to the materials in the virtual data room, and each potential partner held preliminary due diligence meetings and/or conference calls with members of the CTF. On June 6, 2017, based on input from Anchor management, representatives Sandler O’Neill distributed to the four potential partners a bid request letter with detailed instructions for submitting a bid to acquire Anchor. In the letter, Sandler O’Neill set a deadline of June 13, 2017, for the submission of non-binding indications of interest, and Anchor received indications of interest from three of the initial four potential merger partners on that date. Copies of the indications of interest were distributed to members of the Committee in advance of its June 16, 2017 meeting. Representatives of Sandler O’Neill also prepared and distributed to the Committee in advance of its meeting a detailed summary of the indications of interest received.

On June 16, 2017, the Committee met to review the indications of interest and to continue its consideration of Anchor’s strategic options. At the meeting, representatives of Sandler O’Neill gave a presentation to the Committee, which included a review of the discussions held between Anchor management and possible business combination partners, a summary of the bid proposals received earlier in the week, an analysis of Anchor’s prospects as a stand-alone enterprise and profiles of the possible business combination partners. The presentation included an assessment of the willingness and capacity to pay and estimated transaction values for each bid. BFKN discussed the fiduciary and legal obligations applicable to directors when considering a sale or merger of Anchor and how those duties applied in the current process. Following the legal presentation, the Committee engaged in a comprehensive discussion of the three potential partners and the perceived relative advantages and disadvantages of each one. The Committee noted that two of the bids were materially higher than the third and concluded that it would focus on the two higher bids. The financial value of the two higher bids was very similar, and the Committee determined that both candidates would satisfy the four main characteristics previously discussed and approved by the Committee for a desired transaction partner. Old National’s initial bid provided for the merger of Anchor into Old National and the payment of merger consideration equal to a total of $311.1 million (based on a closing stock price of $17.50 on June 9, 2017) consisting of 80% Old National stock and 20% cash. The Committee discussed the possible paths available to take going forward and decided initially to continue discussions with the two financial institutions that had submitted the highest bids. As a next step, and as an initial action in the reverse due diligence process, the Committee requested that members of Anchor management visit with the management teams of these two possible merger partners at their respective office locations. It was noted that this would give management an understanding of the best next possible step to recommend to the Committee. The Committee voted to continue into the next phase of the process with the two highest bidders, including Old National. The Committee requested that Sandler O’Neill and management terminate discussions with the third and lowest bidder.

Members of Anchor management met with the two management teams of the remaining bidders on June 19, 2017. On June 21, 2017, at the request of the Committee, members of management reported back to the Committee the results of their discussions. Anchor management reported that it believed that one of the two bidders, Old National, maintained a culture and system of values that was very comparable to those of Anchor. Anchor’s management was highly complementary of Old National’s management team and concluded that it would be the best fit for Anchor and its employees when compared with the other potential partner. At the meeting, representatives of Sandler O’Neill presented possible steps for the next phase in the process. Representatives of Sandler O’Neill discussed with the Committee the potential benefits and disadvantages of moving forward with one potential partner versus two. BFKN again discussed the fiduciary duties of directors in considering such a transaction, with a focus on how those duties can be satisfied in a situation that involves a shift from a broader bidding process to bilateral negotiations with one party. The Committee discussed the advantages of pursuing a transaction with Old National as a partner, including the attractive dividend payable on its stock, its superior liquidity in its public trading market when compared with the other bidder and the belief that its culture would be a better fit for Anchor. Sandler O’Neill recommended that, if the Committee preferred Old National as a transaction partner, Anchor request from Old National an increase in the proposed purchase price and pricing collars or a walkaway right to protect Anchor from a material decline in the price of Old National’s stock. After extensive discussion, the Committee concluded that, Old National was the most desirable merger partner, and the Committee authorized management, in consultation with Sandler O’Neill, to negotiate the indication of interest with Old National and, if an acceptable indication of interest was submitted by Old National, to negotiate exclusively with Old National to produce a mutually acceptable form of merger agreement to be considered by the full board of directors of Anchor for adoption at a later meeting.

Between June 21, 2017 and June 26, 2017, representatives of Sandler O’Neill and Anchor management negotiated the terms of Old National’s indication of interest. On June 26, 2017, Old National delivered a revised indication of interest that included a higher purchase price of $318.2 million in total (based on a 10-day volume weighted average price of $17.27 as of June 20, 2017), which valued Anchor at $26.08 per share of common stock, compared to an initial bid of approximately $25.50 per share, consisting of 80% Old National stock and 20% cash. The exchange ratio for the stock consideration would be fixed at 1.51. The revised proposal also included a single-trigger walkaway right that Anchor could use to terminate the Merger Agreement if the average common stock closing price of Old National’s stock during the 10 trading days ending on the fifth business day prior to the closing date of the Merger is below $15.00 per share. This revised indication of interest was subject to the completion by Old National of additional due diligence on Anchor. Anchor management reviewed the revised indication of interest and requested a small number of clarifying changes unrelated to the proposed purchase price, and on June 27, 2017, Old National delivered a further revised version of the indication of interest that satisfied all of Anchor management’s requests. Based on the further revised indication of interest, Anchor management decided to accept the indication of interest and move forward with Old National. At management’s request, representatives of Sandler O’Neill informed Old National that Anchor had determined to proceed with it to negotiate a definitive merger agreement and informed the other bidder that it had determined not to discuss anything further at that time.

From June 28, 2017 to July 17, 2017, Old National conducted due diligence on Anchor, including a review of additional materials uploaded to a virtual data room and interviews of Anchor management. Old National’s review included a detailed credit review of Anchor’s loan portfolio. Anchor and Sandler O’Neill requested that Old National confirm its proposal, including specifically the purchase price, by July 17, 2017, following the completion of its due diligence review. During this period, Old National’s counsel began preparing an initial draft of the Merger Agreement. On July 17, 2017, Old National communicated to Anchor a slightly revised proposal based on the results of its due diligence review of Anchor. The proposal changed from the indication of interest dated June 27, 2017, in two substantive ways — first, the exchange ratio for the stock consideration was lowered from 1.51 to 1.49, based on Old National’s belief that Anchor’s transaction costs would exceed Old National’s original estimate. Second, Old National decreased the amount of cash being paid in the transaction from 20% to 10% of the total consideration.

On July 20, 2017, the Committee met to review the revised proposal from Old National. Representatives of Sandler O’Neill reviewed for the Committee the changes that Old National requested to its previous proposal, which primarily related to the proposed purchase price. The revised proposal reduced the amount of cash in the deal from 20% to 10% of total consideration, and the exchange ratio was lowered slightly from 1.51 to 1.49. The Committee authorized Anchor management and representatives of Sandler O’Neill to respond to Old National by agreeing to the new split of stock and cash and a revised exchange ratio of 1.50 in exchange for an increase in the amount of Cash Consideration to a fixed amount of $2.625 per Anchor share, which amount would value Anchor on an all cash basis at $26.25 per share in the aggregate, above the high end of the range of prices proposed by the other high bidder. In these revised deal terms, the fixed Exchange Ratio for the stock component of the consideration would be 1.35, which is equal to 90% multiplied by the 1.50 exchange ratio, plus the fixed cash amount of $2.625 per Anchor share. These pricing terms reflect the final terms that the parties agreed to in the Merger Agreement. Following the meeting, representatives of Sandler O’Neill contacted Old National’s financial advisor and representatives of Old National’s management team, and on July 20, 2017, Old National agreed to Anchor’s counterproposal.

On July 21, 2017, Old National distributed to Anchor an initial draft of the Merger Agreement. Between July 21, 2017, and August 7, 2017, Anchor and Old National and their respective representatives and advisors negotiated the terms of the Merger Agreement. During this time, the parties and their legal advisors exchanged a number of drafts of the Merger Agreement and its exhibits, and worked toward finalizing the terms of the transaction. Also during this period, each party prepared, distributed and finalized a set of disclosure schedules listing certain supplemental information and exceptions to the representations and warranties contained in the Merger Agreement.

On July 25, 2017, Anchor presented Old National with a “reverse” due diligence list requesting information about Old National and its financial condition and operations. Old National populated a virtual data room with the requested documents, and Anchor and its advisors reviewed the documentation while continuing to negotiate the terms of the Merger Agreement. In addition, Anchor and its advisors reviewed information about Old National that was publicly available, including reports and other materials filed with the SEC. On August 2,

2017, Anchor management and Anchor’s advisors hosted a conference call that was attended by several officers of Old National to ask questions in order to supplement Anchor’s due diligence review of Old National. BFKN prepared a summary, dated August 3, 2017, of the reverse due diligence review process of Anchor and its advisors.

On July 26, 2017, the full Anchor board of directors held a special meeting to discuss the proposed transaction. At the meeting, the Anchor board received a full report from Anchor management and the members of the Committee on the strategic process to date, including the identification of potential merger partners, the bidding process, management’s meetings with the two highest bidders identified by the process and the decision to select one of the bidders, Old National, with which to negotiate a transaction, the due diligence reviews and the ongoing negotiation of the Merger Agreement. Representatives of Sandler O’Neill gave the board a presentation on the following topics:

•	The current state of the community banking industry and the M&A market;

•	The bidding process, including the approach taken in identifying likely transaction partners;

•	An analysis of the value of Anchor as a stand-alone entity, based on information provided by Anchor;

•	Financial analysis and summary of key terms of Old National’s proposal;

•	A comparison of the proposal to values received in comparable transactions; and

•	A company profile and business and financial information about Old National.

At the meeting, BFKN discussed in detail with the Anchor board the fiduciary and legal obligations applicable to directors when considering a sale or merger of Anchor.

On August 2, 2017, Anchor management distributed to the Anchor board of directors a substantially final, negotiated version of the Merger Agreement. Between August 2, 2017 and August 7, 2017, Anchor and Old National negotiated one final change to the terms of the Merger Agreement — Old National would permit Anchor to increase the cash dividends payable to its common shareholders by $1.0 million in total, payable in the third or fourth quarter of 2017. The Merger Agreement was revised to reflect that final change and prepared for execution.

On August 7, 2017, the Anchor board of directors held a special meeting to review and consider approving the Merger Agreement. All directors were present in person and participated in the meeting. The following agenda items occurred at the meeting:

•	BFKN discussed again the fiduciary obligations of the Anchor directors in considering a sale or merger of Anchor, and BFKN answered director questions on the topic.

•	BFKN provided a comprehensive review of the proposed Merger Agreement and updated the board on the one substantive change to the draft dated August 2, 2017. Various provisions of the Merger Agreement were discussed and director questions regarding the Merger Agreement were asked and answered.

•	Sandler O’Neill presented its financial analysis, which included a review of the marketing process conducted, a review of the fairness opinion process, a summary of the terms of the proposed Merger, including the Merger Consideration, valuation multiples of the Merger Consideration compared to comparable transactions, pro forma analyses and transaction analyses.

•	Sandler O’Neill delivered its oral opinion, which was subsequently confirmed in writing, to the effect that, as of August 7, 2017, and based on certain assumptions, limitations and qualifications, the Merger Consideration was fair to the common shareholders of Anchor from a financial point of view.

The Anchor board engaged in a detailed and extensive discussion of the Merger Agreement, the financial analyses and the fairness opinion. The Anchor board considered the analyses of Sandler O’Neill regarding the valuation of Anchor as a stand-alone entity and discussed the attributes of Old National’s common stock, including its recent market performance, its dividend payout ratio, its trading volume and its relative valuation compared to its peers. The Anchor board also discussed Old National’s commitment to community banking and its ethical business culture and philosophy. Following extensive discussion and questions and answers, including consideration of the factors described under “Anchor’s Reasons for the Merger and Recommendation of the Board of Directors,” the Anchor board of directors unanimously determined that the Merger Agreement and the transactions contemplated thereby, including the Merger, were in the best interests of Anchor and its shareholders and authorized Anchor’s management to execute and deliver the Merger Agreement.

Following the Anchor board meeting, on August 7, 2017, Anchor and Old National executed and delivered the Merger Agreement and a respective set of disclosure schedules. On that same date, certain of the shareholders of Anchor executed and delivered to Old National voting agreements and lock-up agreements, as required by the Merger Agreement. On August 8, 2017, before the U.S. financial markets opened, Anchor and Old National issued a joint press release announcing the execution of the Merger Agreement and the terms of the Merger. Throughout the process, the Jones family, through its representation in management and on Anchor’s board of directors, provided feedback and support in favor of the proposed transaction with Old National.

Anchor’s Reasons for the Merger and Recommendation of the Board of Directors

After careful consideration, at a meeting held on August 7, 2017, the Anchor board of directors unanimously determined that the Merger Agreement, including the Merger and the other transactions contemplated thereby, is in the best interests of Anchor and its shareholders and approved the Merger Agreement.

In reaching its decision to approve the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement and recommend that its shareholders vote “FOR” the Merger Agreement, the Anchor board of directors consulted with Anchor management, as well as its independent financial and legal advisors, and considered a number of factors, including the following material factors:

•	the board’s review of the risks and prospects of remaining independent, including the challenges of the current financial, operating and regulatory climate, the increasing costs associated with banking regulation and Anchor’s need to raise capital to continue to grow or acquire;

•	the desirable attributes of Old National as a transaction partner, which satisfied the characteristics agreed upon by the Committee, including:

•	a minimum of $10 billion in assets in order to provide adequate liquidity to Anchor’s shareholders, but less than $50 billion in assets in order to provide continuity for Anchor’s community bank business model;

•	attractive financial attributes with regard to valuation of the potential merger partner’s public shares, including dividend levels approximating or exceeding the current level of Anchor’s dividends;

•	a financial institution that is headquartered outside of the Minneapolis / St. Paul metropolitan area; and

•	a partner that is interested in retaining a high percentage of Anchor’s current employees;

•	the purchase price to be paid by Old National, which based on the 10-day trailing volume weighted average price per share of Old National’s common stock as of August 4, 2017, of $16.42, was equal to 190.2% of Anchor’s tangible book value and 18.2x of Anchor’s earnings for the 12-month period ending on June 30, 2017;

•	the financial analyses of Sandler O’Neill and its written opinion, dated as of August 7, 2017, delivered to the Anchor board of directors to the effect that, as of that date, and subject to and based on the various assumptions, considerations, qualifications and limitations set forth in the opinion, the Merger Consideration was fair, from a financial point of view, to Anchor’s common shareholders;

•	Old National’s current annual cash dividend of $0.52 per share, which is equivalent to $0.80 per share on the Anchor shares of common stock exchanged for Old National shares, compared to Anchor’s current annual dividend of $0.49 per share;

•	the support of the Jones family of the decision to enter into the Merger Agreement, which was demonstrated by the execution of the voting agreements and lock-up agreement;

•	the shared values, common cultures and commitments of Anchor and Old National to serving their clients and communities;

•	the naming of Old National as one of the World’s Most Ethical Companies for six years in a row, one of only two U.S. institutions in the banking category to receive such an honor;

•	its knowledge of Anchor’s business, operations, financial condition, asset quality, earnings, loan portfolio, capital and prospects both as an independent organization, and as a part of a combined company with Old National;

•	its understanding of Old National’s business, operations, regulatory and financial condition, asset quality, earnings, capital and prospects taking into account presentations by Anchor management of its due diligence review of Old National and information furnished by Sandler O’Neill;

•	its belief that the Merger will result in a stronger commercial banking franchise with a diversified revenue stream, strong capital ratios, a well-balanced loan portfolio and an attractive funding base that has the potential to deliver a higher value to Anchor’s shareholders as compared to continuing to operate as a stand-alone entity;

•	the expanded possibilities, including organic growth and future acquisitions, that would be available to the combined company, given its larger size, asset base, capital, market capitalization and footprint;

•	the anticipated pro forma impact of the Merger on Old National, including potential synergies, and the expected impact on financial metrics such as earnings and tangible common equity per share, as well as on regulatory capital levels;

•	the stock component of the Merger Consideration, which offers Anchor shareholders the opportunity to participate as shareholders of Old National in the future performance of the combined company;

•	the cash component of the Merger Consideration, which offers Anchor shareholders the opportunity to realize cash for the value of a portion of their shares with immediate certainty of value;

•	the historical performance of each of Anchor’s common stock and Old National’s common stock;

•	the fact that upon completion of the Merger, Anchor shareholders will own approximately 10.9% of the outstanding shares of the combined company (based on the 10-day trailing volume weighted average price per share of Old National’s common stock as of August 4, 2017, of $16.42);

•	the active trading market in Old National common stock that would give Anchor shareholders greater liquidity for their investment if they desire to sell their shares of Old National received upon completion of the Merger;

•	recent conditions and activity in the M&A market providing a window of opportunity for a merger of Anchor that would deliver accelerated and enhanced shareholder value, as compared to organic growth;

•	the benefits to Anchor and its customers of operating as a larger organization, including enhancements in products and services, higher lending limits and greater financial resources;

•	the increasing importance of operational scale and financial resources in maintaining efficiency and remaining competitive over the long-term and in being able to capitalize on technological developments that significantly impact industry competitive conditions;

•	the expected social and economic impact of the Merger on the constituencies served by Anchor, including its borrowers, customers, depositors, employees and communities;

•	the effects of the Merger on Anchor employees, including the prospects for continued employment in a larger organization and various benefits agreed to be provided to Anchor employees;

•	the board’s understanding of the current and prospective environment in which Anchor and Old National operate, including national and local economic conditions, the interest rate environment, increasing operating costs resulting from regulatory initiatives and compliance mandates and the competitive effects of the continuing consolidation in the banking industry;

•	the ability of Old National to complete the Merger from a financial and regulatory perspective, as demonstrated by Old National’s ability to successfully complete numerous previous merger transactions;

•	the board’s understanding that the Merger will qualify as a “reorganization” under Section 368(a) of the Internal Revenue Code, providing favorable tax consequences to Anchor’s shareholders in the Merger; and

•	the board’s review with its independent legal advisor, BFKN, of the material terms of the Merger Agreement, including the board’s ability, under certain circumstances, to change its recommendation to Anchor’s shareholders and to consider and pursue a better unsolicited acquisition proposal, subject to the potential payment by Anchor of a termination fee to Old National, which the board of directors concluded was reasonable in the context of termination fees in comparable transactions and in light of the overall terms of the Merger Agreement, as well as the nature of the covenants, representations and warranties and termination provisions in the Merger Agreement.

The Anchor board of directors also considered a number of potential risks and uncertainties associated with the Merger in connection with its deliberation of the proposed transaction, including, without limitation, the following:

•	the risk that the consideration to be paid to Anchor shareholders could be adversely affected by a decrease in the trading price of Old National common stock during the pendency of the Merger;

•	the potential risk of diverting management attention and resources from the operation of Anchor’s business and towards the completion of the Merger;

•	the restrictions on the conduct of Anchor’s business prior to the completion of the Merger, which are customary for merger agreements involving financial institutions, but which, subject to specific exceptions, could delay or prevent Anchor from undertaking business opportunities that may arise or any other action it would otherwise take with respect to the operations of Anchor absent the pending Merger;

•	the potential risks associated with achieving anticipated cost synergies and savings and successfully integrating Anchor’s business, operations and workforce with those of Old National;

•	the fact that the interests of certain of Anchor’s directors and executive officers may be different from, or in addition to, the interests of Anchor’s other shareholders as described under the heading “Interests of Certain Directors and Executive Officers of Anchor in the Merger”;

•	that there can be no assurances that all conditions to the parties’ obligations to complete the Merger Agreement will be satisfied, including the risk that necessary regulatory approvals or the Anchor shareholder approval might not be obtained and, as a result, the Merger may not be completed;

•	the risk of potential employee attrition or adverse effects on business and customer relationships as a result of the pending Merger;

•

the fact that Anchor would be prohibited from affirmatively soliciting acquisition proposals after execution of the Merger Agreement, and Anchor would be obligated to pay to Old National a termination fee if the Merger Agreement is terminated under certain circumstances, which may discourage other parties potentially interested in a strategic transaction with Anchor from pursuing such a transaction; and

•	the possibility of litigation challenging the Merger.

The foregoing discussion of the information and factors considered by the Anchor board of directors is not intended to be exhaustive, but includes the material factors considered by the Anchor board of directors. In reaching its decision to approve the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement, the Anchor board of directors did not quantify or assign any relative weights to the factors considered, and individual directors may have given different weights to different factors. The Anchor board of directors considered all these factors as a whole, including discussions with, and questioning of Anchor’s management and Anchor’s independent financial and legal advisors, and overall considered the factors to be favorable to, and to support, its determination.

The board of directors of Anchor unanimously recommends that you vote “FOR” approval of the Merger Agreement and the transactions contemplated therein and “FOR” approval to adjourn the special meeting to permit further solicitation in the event that an insufficient number of votes are cast to approve the Merger Agreement and the transactions contemplated therein. Anchor shareholders should be aware that Anchor’s directors and executive officers have interests in the Merger that are different from, or in addition to, those of other Anchor shareholders. The Anchor board of directors was aware of and considered these interests, among other matters, in evaluating and negotiating the Merger Agreement, and in recommending that the Merger proposal be approved by the shareholders of Anchor. See “Interests of Certain Directors and Executive Officers of Anchor in the Merger.”

This summary of the reasoning of Anchor’s board of directors and other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed under the heading “Caution About Forward-Looking Statements.”

Old National’s Reasons For the Merger

Old National’s board of directors concluded that the Merger Agreement is in the best interests of Old National and its shareholders. In deciding to approve the Merger Agreement, Old National’s board of directors considered a number of factors, including, without limitation, the following:

•	Anchor Bank’s presence in the Twin Cities which Old National believes offer it robust commercial and industrial lending and retail client growth and opportunities to cross sell many of Old National’s existing products and services;

•	Anchor represents one of few significant entry opportunities into Minnesota’s most attractive banking market;

•	Anchor’s business philosophies and operating cultures are compatible with Old National’s; and

•	Old National’s management’s review of the business, operating efficiencies and cost savings, earnings, and financial condition, including capital levels and asset quality, of Anchor and Anchor Bank.

Effects of the Merger

The respective boards of directors of Old National and Anchor believe that, over the long-term, the Merger will be beneficial to Old National shareholders, including the current shareholders of Anchor who will become Old National shareholders if the Merger is completed. The Old National board of directors believes that one of the potential benefits of the Merger is the cost savings that may be realized by combining the two companies and integrating Anchor Bank as a banking subsidiary of Old National, which savings are expected to enhance Old National’s earnings.

Old National expects to reduce expenses by combining accounting, data processing, retail and lending support, and other administrative functions after completion of the Merger, which will enable Old National to achieve economies of scale in these areas. Promptly following the completion of the Merger, which is expected to occur early in the first quarter of 2018, Old National plans to begin the process of eliminating redundant functions and eliminating duplicative expenses.

The amount of any cost savings Old National may realize in 2018 and beyond will depend upon how quickly and efficiently Old National is able to implement the processes outlined above.

Old National has based these assumptions on its present assessment of where savings could be realized based upon the present independent operations of the two companies. Actual savings in some or all of these areas could be higher or lower than is currently expected.

Old National also believes that the Merger will be beneficial to the customers of Anchor as a result of the additional products and services offered by Old National and its subsidiaries and because of the increased lending capability.

Opinion of Financial Advisor to Anchor

By letter dated May 18, 2017, the Capital Committee of the Anchor board of directors engaged Sandler O’Neill to act as its financial advisor in connection with a possible merger involving Anchor. Sandler O’Neill is a nationally recognized investment banking firm whose principal business specialty is financial institutions. In the ordinary course of its investment banking business, Sandler O’Neill is regularly engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions.

Sandler O’Neill acted as financial advisor to the Anchor board of directors in connection with the proposed merger with Old National and participated in certain of the negotiations leading to the execution of the Merger Agreement. At the August 7, 2017 meeting of the Anchor board of directors, Sandler O’Neill delivered to the Anchor board of directors its oral opinion, which was subsequently confirmed in writing, to the effect that, as of such date, the Merger Consideration was fair to the holders of Anchor common stock from a financial point of view. The full text of Sandler O’Neill’s fairness opinion (the “Opinion”) is attached hereto as Annex B. The Opinion outlines the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken by Sandler O’Neill in rendering its Opinion. The description of Sander O’Neill’s Opinion set forth below is qualified in its entirety by reference to the Opinion. Anchor’s shareholders are urged to read the entire Opinion carefully in connection with their consideration of the proposed merger.

Sandler O’Neill’s Opinion speaks only as of the date of the Opinion. The Opinion was directed to Anchor’s board of directors and is directed only to the fairness of the Merger Consideration to the holders of Anchor common stock from a financial point of view. It does not address the underlying business decision of Anchor to engage in the Merger, the relative merits of the Merger as compared to any other alternative business strategies that might exist for Anchor, the effect of any other transaction in which Anchor might engage or any other aspect of the Merger, and is not a recommendation to any Anchor shareholder as to how such shareholder should vote at the special shareholder meeting with respect to the Merger or any other matter. Sandler O’Neill did not express any opinion as to the fairness of the amount or nature of the compensation to be received in the Merger by Anchor’s officers, directors, or employees, or class of such persons, if any, relative to the Merger Consideration to be received by Anchor’s common shareholders. Sandler O’Neill’s opinion was approved by Sandler O’Neill’s fairness opinion committee.

In connection with rendering its Opinion, Sandler O’Neill reviewed and considered, among other things:

•	a draft of the Merger Agreement, dated as of August 7, 2017;

•	certain publicly available financial statements and other historical financial information of Anchor that Sandler O’Neill deemed relevant;

•	certain publicly available financial statements and other historical financial information of Old National that Sandler O’Neill deemed relevant;

•	certain internal financial projections for Anchor for the years ending December 31, 2017 through December 31, 2021, as provided by senior management of Anchor;

•	publicly available consensus mean analyst earnings per share estimates for Old National for the years ending December 31, 2017 through December 31, 2019, as well as an estimated long-term earnings per share growth rate for the years thereafter and estimated cash dividends per share of Old National common stock for the years ending December 31, 2017 through December 31, 2021, as provided by the senior management of Old National;

•	the pro forma financial impact of the Merger on Old National based on certain assumptions relating to transaction expenses, purchase accounting adjustments, cost savings and anticipated regulatory and compliance costs, as well as the redemption of Anchor’s currently outstanding perpetual preferred and trust preferred securities and the repayment of Anchor’s holding company term note following the closing of the Merger, as provided by the senior management of Old National;

•	the publicly reported historical price and trading activity for Old National common stock, including a comparison of certain stock market information for Old National and certain stock indices as well as publicly available information for certain other similar companies, the securities of which are publicly traded;

•	a comparison of certain financial information for Anchor and Old National with similar institutions for which information is publicly available;

•	the financial terms of certain recent business combinations in the banking industry (on a regional and nationwide basis), to the extent publicly available;

•	the current market environment generally and the banking environment in particular; and

•	such other information, financial studies, analyses and investigations and financial, economic and market criteria as Sandler O’Neill considered relevant.

Sandler O’Neill also discussed with certain members of the senior management team of Anchor the business, financial condition, results of operations and prospects of Anchor and held similar discussions with certain members of the senior management of Old National regarding the business, financial condition, results of operations and prospects of Old National.

In performing its review, Sandler O’Neill relied upon, without independent verification, the accuracy and completeness of all of the financial and other information that was available to Sandler O’Neill from public sources, that was provided to Sandler O’Neill by Anchor and Old National or that was otherwise reviewed by Sandler O’Neill and Sandler O’Neill assumed such accuracy and completeness for purposes of preparing its Opinion. Sandler O’Neill further relied on the assurances of the respective managements of Anchor and Old National that they were not aware of any facts or circumstances that would have made any of such information inaccurate or misleading in any material respect. Sandler O’Neill did not make an independent evaluation or appraisal of the specific assets, the collateral securing assets or the liabilities (contingent or otherwise) of Anchor or Old National or any of their respective subsidiaries. Sandler O’Neill did not make an independent evaluation of the adequacy of the allowance for loan losses of Anchor, Old National or the combined entity after the Merger and Sandler O’Neill did not review any individual credit files relating to Anchor or Old National. Sandler O’Neill assumed, with Anchor’s consent, that the respective allowances for loan losses for both Anchor and Old National were adequate to cover such losses and that they would be adequate on a pro forma basis for the combined entity.

In preparing its analyses, Sandler O’Neill used internal financial projections for Anchor for the years ending December 31, 2017 through December 31, 2021, as provided by the senior management of Anchor. In addition, Sandler O’Neill used publicly available consensus mean analyst earnings per share estimates for Old National for the years ending December 31, 2017 through December 31, 2019, as well as an estimated long-term earnings per share growth rate for the years thereafter and estimated cash dividends per share of Old National common stock for the years ending December 31, 2017 through December 31, 2021, as provided by the senior management of Old National. Sandler O’Neill also received and used in its pro forma analysis certain assumptions relating to transaction costs, purchase accounting adjustments, cost savings and anticipated regulatory and compliance costs, as well as the redemption of Anchor’s currently outstanding perpetual preferred and trust preferred securities and the repayment of Anchor’s holding company term note following the closing of the Merger, as provided by the senior management of Old National. With respect to the foregoing information, the respective senior managements of Anchor and Old National confirmed to Sandler O’Neill that such information reflected (or, in the case of the publicly available consensus mean analyst earnings per share estimates referred to above, were consistent with) the best currently available projections, estimates and judgments of those respective managements of the future financial performance of Anchor and Old National, respectively, and the other matters covered thereby, and Sandler O’Neill assumed that the financial performance reflected in such information would be achieved. Sandler O’Neill expressed no opinion as to such information, or the assumptions on which such information was based. Sandler O’Neill also assumed that there were no material changes in the respective assets, financial condition, results of operations, business or prospects of Anchor or Old National since the date of the most recent financial data made available to Sandler O’Neill. Sandler O’Neill also assumed in all respects material to its analysis that Anchor and Old National would remain as going concerns for all periods relevant to Sandler O’Neill’s analyses.

Sandler O’Neill also assumed, with Anchor’s consent, that (i) each of the parties to the Merger Agreement would comply in all material respects with all material terms of the Merger Agreement and all related agreements, that all of the representations and warranties contained in such agreements were true and correct in all material respects, that each of the parties to such agreements would perform in all material respects all of the covenants required to be performed by such party under the agreements and that the conditions precedent in such agreements were not waived, (ii) in the course of obtaining the necessary regulatory or third party approvals, consents and releases with respect to the Merger, no material delay, limitation, restriction or condition would be imposed that would have an adverse effect on Anchor, Old National or the Merger, and (iii) the Merger and any related transaction would be consummated in accordance with the terms of the Merger Agreement without any waiver, modification or amendment of any material term, condition or agreement thereof and in compliance with all applicable laws and other requirements. With Anchor’s consent, Sandler O’Neill relied upon the advice Anchor received from its legal, accounting and tax advisors as to all legal, accounting and tax matters relating to the Merger and the other transactions contemplated in connection therewith. Sandler O’Neill expressed no opinion as to any such matters.

Sandler O’Neill’s Opinion was necessarily based on financial, economic, regulatory, market and other conditions as in effect on, and the information made available to Sandler O’Neill as of, the date of its Opinion. Events occurring after the date thereof could materially affect Sandler O’Neill’s views. Sandler O’Neill has not undertaken to update, revise, reaffirm or withdraw its Opinion or otherwise comment upon events occurring after the date thereof. Sandler O’Neill expressed no opinion as to the market values of Anchor common stock at any time or what the market value of Old National’s common stock will be once it is actually received by the holders of Anchor common stock.

In rendering its Opinion, Sandler O’Neill performed a variety of financial analyses. The following is a summary of the material analyses performed by Sandler O’Neill, but is not a complete description of all the analyses underlying Sandler O’Neill’s Opinion. The summary includes information presented in tabular format. In order to fully understand the financial analyses, these tables must be read together with the accompanying text. The tables alone do not constitute a complete description of the financial analyses. The preparation of a fairness opinion is a complex process involving subjective judgments as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. In arriving at its Opinion, Sandler O’Neill did not attribute any particular weight to any analysis or factor that it considered. Rather, Sandler O’Neill made qualitative judgments as to the significance and relevance of each analysis and factor. Sandler O’Neill did not form an opinion as to whether any individual analysis or factor (positive or negative) considered in isolation supported or failed to support its Opinion, rather, Sandler O’Neill made its determination as to the fairness of the Merger Consideration on the basis of its experience and professional judgment after considering the results of all its analyses taken as a whole. The process, therefore, is not necessarily susceptible to a partial analysis or summary description. Sandler O’Neill believes that its analyses must be considered as a whole and that selecting portions of the factors and analyses to be considered without considering all factors and analyses, or attempting to ascribe relative weights to some or all of such factors and analyses, could create an incomplete view of the evaluation process underlying its Opinion. Also, no company included in Sandler O’Neill’s comparative analyses described below is identical to Anchor or Old National and no transaction is identical to the Merger. Accordingly, an analysis of comparable companies or transactions involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other factors that could affect the public trading values or merger transaction values, as the case may be, of Anchor, Old National and the companies to which they are being compared.

In performing its analyses, Sandler O’Neill also made numerous assumptions with respect to industry performance, business and economic conditions and various other matters, many of which cannot be predicted and are beyond the control of Anchor, Old National and Sandler O’Neill. The analyses performed by Sandler O’Neill are not necessarily indicative of actual values or future results, both of which may be significantly more or less favorable than suggested by such analyses. Sandler O’Neill prepared its analyses solely for purposes of rendering its Opinion and provided such analyses to Anchor’s board of directors at the meeting held on August 7, 2017. Estimates on the values of companies do not purport to be appraisals or necessarily reflect the prices at which companies or their securities may actually be sold. Such estimates are inherently subject to uncertainty and actual values may be materially different. The analyses and Opinion of Sandler O’Neill were among a number of factors taken into consideration by Anchor’s board of directors in making its determination to approve the Merger Agreement and the transactions contemplated by the Merger Agreement (including the Merger) and the analyses described below should not be viewed as determinative of the decision of Anchor’s board of directors or management with respect to the fairness of the Merger. The type and amount of consideration payable in the Merger were determined through negotiation between Anchor and Old National.

Summary of Proposed Merger Consideration and Implied Transaction Metrics. Sandler O’Neill reviewed the financial terms of the proposed merger. Pursuant to the terms of the Merger Agreement, upon the effective time of the Merger, holders of Anchor common stock are entitled to receive, in exchange for each share of Anchor common stock, subject to certain adjustments set forth in the Merger Agreement, consideration equal to (i) 1.350 shares of Old National common stock, and (ii) $2.625 in cash, equating to an implied deal price per share of $24.79 based on Old National’s volume-weighted average closing price for the ten trading days ended on August 4, 2017, or $16.42. Sandler O’Neill calculated an aggregate implied transaction value of approximately $302.7 million, based upon 11,626,074 Anchor common shares outstanding, an additional 500,000 common shares from the conversion of the Series II Convertible Preferred Stock, and the vesting of 170,222 outstanding Anchor stock options with a weighted average strike price of $12.83.

Based upon financial information for Anchor as of or for the twelve-month period ended June 30, 2017, Sandler O’Neill calculated the following implied transaction metrics:

Transaction Multiples (GAAP Basis)

Transaction Value / Book Value (1)	174.1%
Transaction Value / Tangible Book Value (1)	190.2%
Price / LTM Earnings	18.2x
Price / 2017 Estimated Earnings (2)	17.6x
Tangible Book Premium / Core Deposits (3)	8.6%

(1)	Assumes the outstanding Series II Convertible Preferred Stock is converted to common equity.
(2)	Forward earnings estimates provided by Anchor management.
(3)	Core deposits are defined as total deposits less time deposits greater than $100,000

Stock Trading History. Sandler O’Neill reviewed the history of the publicly reported trading prices of Old National’s common stock for the periods of one year and three years, respectively, ended August 4, 2017. Sandler O’Neill also compared the relationship between the movements in the price of Old National’s common stock, to movements in its peer group (as described below) as well as certain stock indices.

Old National’s One Year Stock Performance

	Beginning Index Value August 4, 2016	Ending Index Value August 4, 2017
Old National	100%	124.6%
Old National Peer Group	100%	120.2%
NASDAQ Bank Index	100%	132.4%
S&P 500 Index	100%	114.4%

Old National’s Three Year Stock Performance

	Beginning Index Value August 4, 2014	Ending Index Value August 4, 2017
Old National	100%	125.1%
Old National Peer Group	100%	168.8%
NASDAQ Bank Index	100%	151.0%
S&P 500 Index	100%	127.7%

Comparable Company Analysis. Sandler O’Neill used publicly available information to compare selected financial information for Anchor and a group of financial institutions selected by Sandler O’Neill. The Anchor peer group consisted of major exchange traded financial institutions headquartered in the Midwest with total assets between $1.3 billion and $3.1 billion, nonperforming assets/total assets less than 2.0% (nonperforming assets defined as nonaccrual loans plus troubled debt restructuring plus other real estate owned) and last twelve months return on average assets (“LTM ROAA”) greater than 0.75% (the “Anchor Peer Group”).

The Anchor Peer Group consisted of the following financial institutions:

MidWestOne Financial Group, Inc.	German American Bancorp, Inc.
First Financial Corporation	Nicolet Bankshares, Inc.
First Mid-Illinois Bancshares, Inc.	United Community Financial Corp.
Old Second Bancorp, Inc.	Farmers National Banc Corp.
West Bancorporation, Inc.	Macatawa Bank Corporation
Southern Missouri Bancorp, Inc.	MutualFirst Financial, Inc.
Civista Bancshares, Inc.	Ames National Corporation
LCNB Corp.	MBT Financial Corp.

The analysis compared publicly available data for Anchor with the corresponding data for the Anchor Peer Group as of or for the twelve-month period ended June 30, 2017, with pricing data as of August 4, 2017. The table below sets forth the data for Anchor and the high, low, mean and median data for the Anchor Peer Group.

Comparable Group Analysis

	Anchor Bancorp, Inc.	Anchor Peer Group
		High Result	Low Result	Mean Result	Median Result
Total Assets (in millions)	$2,056	$3,091	$1,326	$2,135	$2,002
Gross Loans/Deposits	91.9%	101.0%	58.0%	85.0%	85.8%
Tangible Common Equity/Tangible Assets	7.3%	13.6%	7.8%	9.6%	9.1%
LTM Return on Average Assets	0.8%	1.1%	0.8%	1.1%	1.1%
LTM Return on Average Equity	9.6%	14.6%	7.6%	9.9%	9.9%
LTM Net Interest Margin	3.5%	4.2%	3.2%	3.6%	3.6%
LTM Efficiency Ratio	60.1%	69.1%	46.1%	59.8%	60.1%
Nonperforming Assets/Total Assets	0.5%	1.7%	0.0%	0.8%	0.7%
Market Capitalization (in millions)	—	$764	$199	$375	$362
Price/Tangible Book Value	—	256.1%	140.7%	186.3%	182.9%
Price/LTM Earnings Per Share	—	22.1x	14.8x	17.2x	16.7x
Price / Estimated 2017 Earnings per Share	—	19.5x	13.7x	16.2x	15.9x
Price / Estimated 2018 Earnings per Share	—	17.7x	12.9x	15.0x	14.8x
Dividend Yield	—	3.2%	0.3%	2.0%	1.8%

Sandler O’Neill used publicly available information to perform a similar analysis for Old National and a group of financial institutions as selected by Sandler O’Neill. The Old National peer group consisted of major exchange traded financial institutions headquartered in the Midwest with total assets of between $10.0 billion and $26.0 billion, LTM ROAA greater than 0.75%, and nonperforming assets /total assets less than 1.5% (the “Old National Peer Group”).

The Old National Peer Group consisted of the following financial institutions:

Commerce Bancshares, Inc.	TCF Financial Corporation
UMB Financial Corporation	Chemical Financial Corporation
First Midwest Bancorp, Inc.	Great Western Bancorp, Inc.

The analysis compared publicly available financial information for Old National with the corresponding data for the Old National Peer Group as of or for the twelve-month period ended June 30, 2017, with pricing data as of August 4, 2017. The table below sets forth the data for Old National and the high, low, mean and median data for the Old National Peer Group.

Comparable Group Analysis

	Old National Bancorp	Old National Peer Group
		High Result	Low Result	Mean Result	Median Result
Total Assets (in millions)	$14,957	$25,079	$11,466	$18,810	$19,965
Gross Loans/Deposits	86.4%	104.8%	65.4%	89.3%	95.5%
Tangible Common Equity/Tangible Assets	8.4%	9.2%	7.8%	8.6%	8.6%
LTM Return on Average Assets	1.0%	1.2%	0.9%	1.0%	1.0%
LTM Return on Average Equity	7.8%	11.4%	6.8%	8.3%	8.4%
LTM Net Interest Margin	3.5%	4.4%	3.0%	3.6%	3.7%
LTM Efficiency Ratio	63.5%	69.5%	46.1%	60.5%	60.3%
Nonperforming Assets/Total Assets	1.0%	1.5%	0.2%	0.8%	0.6%
Market Capitalization (in millions)	$2,225	$5,914	$2,283	$3,367	$3,354
Price/Tangible Book Value	185.6%	261.0%	136.4%	213.8%	228.4%
Price/LTM Earnings Per Share	15.6x	21.1x	13.6x	18.6x	19.0x
Price / Estimated 2017 Earnings per Share	15.5x	19.7x	13.1x	16.6x	15.9x
Price / Estimated 2018 Earnings per Share	14.5x	18.6x	11.8x	14.9x	14.3x
Dividend Yield	3.2%	2.4%	1.5%	1.9%	1.9%

Net Present Value Analysis. Sandler O’Neill performed an analysis that estimated the net present value per share of Anchor’s common stock assuming Anchor performed in accordance with internal projections for Anchor for the years ending December 31, 2017 through December 31, 2021, as provided by the senior management of Anchor. To approximate the terminal value of a share of Anchor common stock at December 31, 2021, Sandler O’Neill applied price to earnings multiples of 15.0x to 20.0x and multiples of tangible book value ranging from 155% to 230%. The terminal values were then discounted to present values using discount rates ranging from 10.0% to 15.0%, which were selected to reflect different assumptions regarding potential desired rates of return of holders of Anchor common stock.

As illustrated in the following tables, the analysis indicates an imputed range of values per share of Anchor common stock of $17.80 to $28.02 when applying multiples of earnings per share and $16.89 to $29.29 when applying multiples of tangible book value per share.

	Earnings Multiples
Discount	(Value shown is a per share valuation)
Rate	15.0x	16.0x	17.0x	18.0x	19.0x	20.0x
10%	$21.56	$22.85	$24.15	$25.44	$26.73	$28.02
11%	$20.73	$21.98	$23.22	$24.46	$25.70	$26.94
12%	$19.95	$21.14	$22.33	$23.52	$24.71	$25.91
13%	$19.20	$20.34	$21.49	$22.63	$23.78	$24.92
14%	$18.48	$19.58	$20.68	$21.78	$22.88	$23.98
15%	$17.80	$18.86	$19.92	$20.97	$22.03	$23.09

	Tangible Book Value Multiples
Discount	(Value shown is a per share valuation)
Rate	155%	170%	185%	200%	215%	230%
10%	$20.45	$22.22	$23.99	$25.75	$27.52	$29.29
11%	$19.67	$21.37	$23.06	$24.76	$26.46	$28.15
12%	$18.92	$20.55	$22.18	$23.81	$25.44	$27.07
13%	$18.21	$19.78	$21.35	$22.91	$24.48	$26.04
14%	$17.54	$19.04	$20.55	$22.05	$23.56	$25.06
15%	$16.89	$18.34	$19.79	$21.23	$22.68	$24.13

Sandler O’Neill also considered and discussed with Anchor’s board of directors how this analysis would be affected by changes in the underlying assumptions, including variations with respect to net income. To illustrate this impact, Sandler O’Neill performed a similar analysis assuming Anchor’s net income varied from 20.0% above projections to 20.0% below projections. This analysis resulted in the following range of per share values for Anchor common stock applying the price to 2021 earnings per share multiples range of 15.0x to 20.0x referred to above and using a discount rate of 12.89%.

Earnings Projection	Earnings Multiples
Change from	(Value shown is a per share valuation)
Base Case	15.0x	16.0x	17.0x	18.0x	19.0x	20.0x
(20.0)%	$15.83	$16.75	$17.67	$18.59	$19.51	$20.43
(15.0)%	$16.69	$17.67	$18.65	$19.62	$20.60	$21.58
(10.0)%	$17.55	$18.59	$19.62	$20.66	$21.69	$22.73
(5.0)%	$18.42	$19.51	$20.60	$21.69	$22.79	$23.88
0.0%	$19.28	$20.43	$21.58	$22.73	$23.88	$25.03
5.0%	$20.14	$21.35	$22.56	$23.76	$24.97	$26.18
10.0%	$21.00	$22.27	$23.53	$24.80	$26.06	$27.33
15.0%	$21.87	$23.19	$24.51	$25.83	$27.16	$28.48
20.0%	$22.73	$24.11	$25.49	$26.87	$28.25	$29.63

Sandler O’Neill also performed an analysis that estimated the net present value per share of Old National common stock assuming that Old National performed in accordance with publicly available consensus mean analyst earnings estimates for Old National for the years ending December 31, 2017 through December 31, 2019 and an estimated long term earnings per share growth rate for the years thereafter and estimated cash dividends per share of Old National common stock for the years ending December 31, 2017 through December 31, 2021, as provided by the senior management of Old National. To approximate the terminal value of a share of Old National common stock at December 31, 2021, Sandler O’Neill applied price to earnings multiples ranging from 16.0x to 21.0x and multiples of tangible book value ranging from 180% to 230%. The terminal values were then discounted to present values using different discount rates ranging from 8.0% to 13.0%, which were chosen to reflect different assumptions regarding required rates of return of holders of Old National common stock.

As illustrated in the following tables, the analysis indicates an imputed range of values per share of Old National common stock of $13.64 to $21.08 when applying multiples of earnings per share and $14.20 to $21.45 when applying multiples of tangible book value per share.

	Earnings Multiples
Discount	(Value shown is a per share valuation)
Rate	16.0x	17.0x	18.0x	19.0x	20.0x	21.0x
8%	$16.54	$17.45	$18.35	$19.26	$20.17	$21.08
9%	$15.90	$16.77	$17.64	$18.51	$19.39	$20.26
10%	$15.29	$16.13	$16.96	$17.80	$18.64	$19.47
11%	$14.71	$15.52	$16.32	$17.12	$17.93	$18.73
12%	$14.16	$14.93	$15.70	$16.48	$17.25	$18.02
13%	$13.64	$14.38	$15.12	$15.86	$16.60	$17.34

	Tangible Book Value Multiples
Discount	(Value shown is a per share valuation)
Rate	180%	190%	200%	210%	220%	230%
8%	$17.22	$18.07	$18.92	$19.76	$20.61	$21.45
9%	$16.56	$17.37	$18.18	$18.99	$19.80	$20.61
10%	$15.92	$16.70	$17.48	$18.26	$19.04	$19.82
11%	$15.32	$16.07	$16.81	$17.56	$18.31	$19.06
12%	$14.74	$15.46	$16.18	$16.90	$17.62	$18.34
13%	$14.20	$14.89	$15.58	$16.27	$16.96	$17.65

Sandler O’Neill also considered and discussed with the Anchor board of directors how this analysis would be affected by changes in the underlying assumptions, including variations with respect to net income. To illustrate this impact, Sandler O’Neill performed a similar analysis assuming Old National’s net income varied from 20% above estimates to 20% below estimates. This analysis resulted in the following range of per share values for Old National common stock, using the same price to earnings per share multiples of 16.0x to 21.0x referred to above and a discount rate of 10.30%.

Earnings Projection	Earnings Multiples
Change from	(Value shown is a per share valuation)
Base Case	16.0x	17.0x	18.0x	19.0x	20.0x	21.0x
(20.0)%	$12.47	$13.13	$13.79	$14.45	$15.12	$15.78
(15.0)%	$13.13	$13.83	$14.54	$15.24	$15.94	$16.64
(10.0)%	$13.79	$14.54	$15.28	$16.02	$16.77	$17.51
(5.0)%	$14.45	$15.24	$16.02	$16.81	$17.60	$18.38
0.0%	$15.12	$15.94	$16.77	$17.60	$18.42	$19.25
5.0%	$15.78	$16.64	$17.51	$18.38	$19.25	$20.12
10.0%	$16.44	$17.35	$18.26	$19.17	$20.08	$20.98
15.0%	$17.10	$18.05	$19.00	$19.95	$20.90	$21.85
20.0%	$17.76	$18.75	$19.74	$20.74	$21.73	$22.72

In connection with its analyses, Sandler O’Neill considered and discussed with the Anchor board of directors how the net present value analyses would be affected by changes in the underlying assumptions. Sandler O’Neill noted that the net present value analysis is a widely used valuation methodology, but the results of such methodology are highly dependent upon the numerous assumptions that must be made, and the results thereof are not necessarily indicative of actual values or future results.

Analysis of Selected Merger Transactions. Sandler O’Neill reviewed two groups of comparable merger and acquisition transactions. The first group included merger transactions announced from January 1, 2015 through August 4, 2017 with target financial institutions headquartered in the Midwest with assets between $1.0 billion and $3.0 billion (the “Midwest Transaction Group”).

The Midwest Transaction Group was composed of the following transactions:

Acquirer / Target
Associated Banc-Corp	/	Bank Mutual Corporation
First Merchants Corporation	/	Independent Alliance Banks, Inc.
First Busey Corporation	/	First Community Financial Partners, Inc.
First Midwest Bancorp, Inc.	/	Standard Bancshares, Inc.
WesBanco, Inc.	/	Your Community Bankshares, Inc.
Old National Bancorp	/	Anchor BanCorp Wisconsin Inc.
First Busey Corporation	/	Pulaski Financial Corp.
Great Western Bancorp, Inc.	/	HF Financial Corp.
MB Financial, Inc.	/	American Chartered Bancorp, Inc.
Chemical Financial Corporation	/	Lake Michigan Financial Corporation

The second group included merger transactions announced from January 1, 2016 through August 4, 2017 with target financial institutions headquartered nationwide with seller assets between $1.0 billion and $3.0 billion (the “Nationwide Transaction Group”).

The Nationwide Transaction Group was composed of the following transactions:

Acquirer / Target
Associated Banc-Corp	/	Bank Mutual Corporation
OceanFirst Financial Corp.	/	Sun Bancorp, Inc.
Carolina Financial Corporation	/	First South Bancorp, Inc.
Southside Bancshares, Inc.	/	Diboll State Bancshares, Inc.
Berkshire Hills Bancorp, Inc.	/	Commerce Bancshares Corp.
Sandy Spring Bancorp, Inc.	/	WashingtonFirst Bankshares, Inc.
TowneBank	/	Paragon Commercial Corporation
Home BancShares, Inc.	/	Stonegate Bank
First Merchants Corporation	/	Independent Alliance Banks, Inc.
Heartland Financial USA, Inc.	/	Citywide Banks of Colorado, Inc.
FB Financial Corporation	/	American City Bank/Clayton Bank and Trust
First Busey Corporation	/	First Community Financial Partners, Inc.
Simmons First National Corporation	/	First Texas BHC, Inc.
Renasant Corporation	/	Metropolitan BancGroup, Inc.
Columbia Banking System, Inc.	/	Pacific Continental Corporation
Veritex Holdings, Inc.	/	Sovereign Bancshares, Inc.
Simmons First National Corporation	/	Southwest Bancorp, Inc.
Southern National Bancorp of Virginia, Inc.	/	Eastern Virginia Bankshares, Inc.
Pacific Premier Bancorp, Inc.	/	Heritage Oaks Bancorp
Independent Bank Group, Inc.	/	Carlile Bancshares, Inc.
Collins Family Trust	/	Inter National Bank
Access National Corporation	/	Middleburg Financial Corporation
Community Bank System, Inc.	/	Merchants Bancshares, Inc.
Sunflower Financial, Inc.	/	Strategic Growth Bancorp, Incorporated
OceanFirst Financial Corp.	/	Ocean Shore Holding Co.
Cathay General Bancorp	/	SinoPac Bancorp
First Midwest Bancorp, Inc.	/	Standard Bancshares, Inc.
Berkshire Hills Bancorp, Inc.	/	First Choice Bank
People’s United Financial, Inc.	/	Suffolk Bancorp
South State Corporation	/	Southeastern Bank Financial Corporation
Bar Harbor Bankshares	/	Lake Sunapee Bank Group
WesBanco, Inc.	/	Your Community Bankshares, Inc.
Mechanics Bank	/	California Republic Bancorp
Hampton Roads Bankshares, Inc.	/	Xenith Bankshares, Inc.
Pinnacle Financial Partners, Inc.	/	Avenue Financial Holdings, Inc.
Old National Bancorp	/	Anchor BanCorp Wisconsin Inc.
OceanFirst Financial Corp.	/	Cape Bancorp, Inc.

Using the latest publicly available information prior to the announcement of the relevant transaction, Sandler O’Neill reviewed the following transaction metrics: transaction price to book value, transaction price to tangible book value, transaction price to last twelve months earnings, and core deposit premium. Sandler O’Neill compared the indicated transaction metrics for the Merger to the high, low, mean and median metrics of the Midwest Transaction Group and the Nationwide Transaction Group.

Comparable Midwest Transaction Multiples

	Old National Bancorp / Anchor Bancorp, Inc.		Midwest Transaction Group
			High Result		Low Result		Mean Result		Median Result
Transaction Value / Book Value (1)	174.1%		232.4%		120.6%		174.7%		168.3%
Transaction Value / Tangible Book Value (1)	190.2%		265.1%		120.6%		180.6%		174.9%
Transaction Value / LTM Earnings	18.2	x	28.8	x	14.5	x	19.8	x	18.1	x
Core Deposit Premium (2)	8.6%		22.6%		4.4%		11.0%		10.1%

Comparable Nationwide Transaction Multiples

	Old National Bancorp / Anchor Bancorp, Inc.		Nationwide Transaction Group
			High Result		Low Result		Mean Result		Median Result
Transaction Value / Book Value (1)	174.1%		244.2%		56.1%		167.9%		181.2%
Transaction Value / Tangible Book Value (1)	190.2%		316.9%		103.5%		186.9%		191.8%
Transaction Value / LTM Earnings	18.2	x	73.6	x	11.9	x	24.9	x	21.9	x
Core Deposit Premium (2)	8.6%		25.4%		1.0%		11.7%		11.3%

(1)	Assumes the outstanding Series II Convertible Preferred Stock is converted to common equity.
(2)	Core deposits defined as total deposits less time deposits greater than $100,000

Note: Transaction multiples assume holders of Anchor common stock are entitled to receive, in exchange for each share of Anchor common stock, subject to certain adjustments set forth in the merger agreement, consideration equal to (i) 1.350 shares of Old National common stock, and (ii) $2.625 in cash, equating to an implied deal price per share of $24.79 based on Old National’s volume-weighted average closing price for the ten trading days ended on August 4, 2017, or $16.42.

Pro Forma Merger Analysis. Sandler O’Neill analyzed certain potential pro forma effects of the Merger, based on the following information and assumptions: (i) the Merger closes in the fourth calendar quarter of 2017; (ii) approximately 89.5% of outstanding Anchor common shares are converted into the right to receive Old National common stock utilizing a fixed exchange ratio of 1.35 multiplied by Old National’s volume-weighted average closing price for the ten trading days ending at or near the time of closing; (iii) approximately 10.5% of outstanding Anchor common shares are converted into the right to receive the cash consideration of $2.625; (iv) all outstanding Anchor options are exchanged for Old National common stock based on the differential between the purchase price per share and the strike price of each stock option.

Sandler O’Neill also incorporated the following assumptions, as provided by the senior management of Old National (unless otherwise noted): (a) certain internal financial projections for Anchor for the years ending December 31, 2017 through December 31, 2021, as provided by senior management of Anchor; (b) publicly available consensus mean analyst earnings per share estimates for Old National for the years ending December 31, 2017 through December 31, 2019, as well as an estimated long-term earnings per share growth rate for the years thereafter and estimated cash dividends per share of Old National common stock for the years ending December 31, 2017 through December 31, 2021, as provided by the senior management of Old National; (c) transaction expenses; (d) purchase accounting adjustments; (e) cost savings; (f) anticipated regulatory and compliance costs; and (g) the redemption of Anchor’s currently outstanding perpetual preferred and trust preferred securities and the repayment of Anchor’s holding company term note following the closing of the Merger. The analysis indicated that the Merger (excluding transaction expenses) could be accretive to Old National’s earnings per share in 2018 and could be dilutive to Old National’s tangible book value per share at the closing of the Merger.

Sandler O’Neill’s Relationship. Sandler O’Neill is acting as financial advisor to the board of directors of Anchor in connection with the Merger. Anchor has agreed to pay Sandler O’Neill a transaction fee in connection with the Merger in an amount equal to 1.15% of the aggregate purchase price which fee at the time of announcement of the Merger was approximately $3.5 million. A significant portion of Sander O’Neill’s fee is contingent upon the closing of the Merger. In addition, Sandler O’Neill received a fee associated with the delivery of its Opinion, which fairness opinion fee will be credited in full towards the portion of the transaction fee due to Sandler O’Neill at the closing of the Merger. Anchor has also agreed to reimburse Sandler O’Neill for certain of its reasonable out-of-pocket expenses and to indemnify Sandler O’Neill and its affiliates and their respective partners, directors, officers, employees and agents against certain liabilities arising out of its engagement. Sandler O’Neill did not provide any other investment banking services to Anchor in the two years preceding the date of its opinion. As Sandler O’Neill previously advised the Anchor board of directors, in the two years preceding the date of Sander O’Neill’s Opinion, Sandler O’Neill provided certain investment banking services to, and received fees of approximately $1.5 million from, Old National. Sandler O’Neill acted as financial advisor to the board of directors of Old National in connection with the sale of Old National’s subsidiary, ONB Insurance Group, Inc., to Prime Risk Partners Inc., which transaction closed in May 2016. Sandler O’Neill may provide investment banking services to Old National in the future. In addition, in the ordinary course of its business as a broker-dealer, Sandler O’Neill may purchase securities from and sell securities to Old National and its affiliates. Sandler O’Neill may also actively trade the equity and debt securities Old National or its affiliates for its own account and for the accounts of its customers.

THE MERGER AGREEMENT

Structure of the Merger

Subject to the terms and conditions of the Merger Agreement, at the completion of the Merger, Anchor will merge with and into Old National, with Old National as the surviving corporation. The separate existence of Anchor will terminate as a consequence of the Merger. Old National common stock will continue to be listed on the NASDAQ Global Select Market under the symbol “ONB”. Simultaneous with the Merger, Anchor Bank will be merged with and into Old National Bank, a wholly-owned subsidiary of Old National.

Under the Merger Agreement, the officers and directors of Old National serving at the effective time of the Merger will continue to serve as the officers and directors of Old National after the Merger is consummated.

Merger Consideration

If the Merger is completed, your shares of Anchor common stock will be converted into the right to receive 1.350 shares of Old National common stock, subject to adjustment as summarized below and $2.625 in cash. The Exchange Ratio will be adjusted downward if as of the end of the month prior to the effective time of the Merger the Anchor Consolidated Shareholders’ Equity is less than $179,000,000, the Exchange Ratio shall be decreased to a quotient determined by dividing the Adjusted Stock Purchase Price by the total number of shares of Anchor common stock outstanding, and further dividing that number by the Average Old National Closing Price. For purposes of the computation, the Adjusted Stock Purchase Price shall be equal to (x) the Purchase Price, less (y) the difference between $179,000,000 and the Anchor Consolidated Shareholders’ Equity as of the end of the month prior to the effective time of the Merger. The Purchase Price shall be the Average Old National Closing Price multiplied by the total number of shares of Old National common stock to be issued as though the Exchange Ratio was not adjusted. The Anchor Consolidated Shareholders’ Equity shall be the consolidated shareholders’ equity of Anchor, less the net accumulated other comprehensive income/(loss) as of the end of the month prior to the effective time of the Merger, determined in accordance with GAAP, and to which shall be added the following (which amounts shall also be calculated in accordance with GAAP):

•	any accruals, reserves or charges resulting from expenses of the Merger and other transactions contemplated by the Merger Agreement;

•	charges related to the planned termination of Anchor’s pension plan;

•	any accruals, reserves or charges taken by Anchor at the request of Old National; and

•	a part of the quarterly dividend paid by Anchor to holders of Anchor common stock equal to $0.0862 times the number of shares of Anchor common stock outstanding as of the record date for such dividend.

If the Merger closed as of September 25, 2017 there would have been no adjustment to the Merger Consideration based upon the Anchor Consolidated Shareholders’ Equity. The Exchange Ratio remains subject to change, however, based upon the Anchor Consolidated Shareholders’ Equity (computed in accordance with the terms of the Merger Agreement) as of the end of the month before the closing of the Merger.

Additionally, Anchor may terminate the Merger Agreement if the Average Old National Closing Price is less than $15.00 per share. If Anchor elects to exercise its termination right as described above, it must give prompt written notice thereof to Old National. During the five-business day period commencing with its receipt of such notice, Old National shall have the option to increase the Cash Consideration per share by an amount equal to the difference between (A) $22.875 per share, and (B) the sum of (1) the Exchange Ratio multiplied by the Average Old National Closing Price plus (2) $2.625 per share. If Old National elects, it shall give, within such five-business day period, written notice to Anchor of such election and the revised Cash Consideration, whereupon no termination shall be deemed to have occurred and the Merger Agreement shall remain in full force and effect in accordance with its terms (except that the Cash Consideration shall have been so modified).

Treatment of Options to Acquire Shares of Anchor Common Stock

Each option to purchase Anchor common stock granted under the Anchor Stock Option Plans whether vested or unvested, that is outstanding immediately prior to the effective time of the Merger, will be fully vested at the effective time of the Merger and will be converted into the right at the effective time of the Merger to receive the Options Settlement Amount, subject to any consents required from holders of Anchor stock options or necessary amendments to the applicable Anchor Stock Option Plan or award agreements. Old National shall pay the Options Settlement Amount in shares of Old National common stock valued at the Average Old National Closing Price. Old National shall pay the Anchor Stock Option holders the Options Settlement Amount, less such amounts as are required to be withheld or deducted under the Code or any provision of state, local or foreign tax law with respect to the making of such payment, on or as soon as reasonably practicable after the closing date of the Merger, but in any event within five business days following the closing date of the Merger.

As of the record date, there were options to purchase 126,710 shares of Anchor common stock at an average exercise price of $12.76 per share.

Exchange and Payment Procedures

At and after the effective time of the Merger, each share of Anchor common stock will represent only the right to receive the Merger Consideration in accordance with the terms of the Merger Agreement. Old National will reserve a sufficient number of shares of Old National common stock to be issued as part of the Merger Consideration. As soon as practicable after the effective time of the Merger, but in no event more than five business days thereafter, Old National will mail a letter of transmittal to each holder of record of Anchor common stock with a form providing detailed instructions and requesting usual and customary information (the “Exchange Form”) necessary to effect the issuance of shares of Old National common stock in exchange for shares of Anchor common stock.

Old National will provide a written notice of ownership of uncertificated shares to each former Anchor registered shareholder setting forth the number of shares of Old National common stock that each holder of Anchor common stock has received in the Merger and a check in the amount of cash that such holder has the right to receive to be delivered to such shareholder upon receipt by Old National of a properly completed and executed Exchange Form. No interest will be paid on any Merger Consideration that any such holder shall be entitled to receive.

The stock transfer books of Anchor will be closed immediately at the effective time of the Merger and after the effective time there will be no transfers on the stock transfer records of Anchor of any shares of Anchor common stock. Old National will be entitled to rely on Anchor’s stock transfer books to establish the identity of those persons entitled to receive the Merger Consideration.

Dividends and Distributions

Until Old National receives the Exchange Form, any dividends or other distributions declared after the effective time of the Merger with respect to Old National common shares into which shares of Anchor common stock may have been converted will accrue but will not be paid. When Old National receives the Exchange Form, Old National will pay any unpaid dividends or other distributions, without interest.

Representations and Warranties

The Merger Agreement contains representations and warranties of Anchor, on the one hand, and Old National, on the other hand, to each other, as to, among other things:

•	the corporate organization and existence of each party;

•	the authority of each party to enter into the Merger Agreement, perform its obligations under the Merger Agreement and make it valid and binding;

•	the fact that the Merger Agreement does not conflict with or violate:

(i)	the articles of incorporation and by-laws of each party,

(ii)	applicable law, and

(iii)	agreements, instruments or obligations of each party;

•	the capitalization of Anchor and Old National;

•	each party’s compliance with applicable law;

•	the accuracy of statements made and materials provided to the other party;

•	the absence of material litigation;

•	each party’s financial statements and filings with applicable regulatory authorities;

•	title to its assets;

•	employee benefit plans and related matters;

•	the filing and accuracy of tax returns;

•	the adequacy of each party’s deposit insurance and other policies of insurance;

•	books and records;

•	compliance with the Bank Secrecy Act;

•	agreements with regulatory agencies;

•	internal controls;

•	payments to be made to any brokers or finders in connection with the Merger; and

•	Community Reinvestment Act.

In addition, the Merger Agreement contains representations and warranties of Anchor to Old National as to:

•	the absence of undisclosed obligations or liabilities;

•	the adequacy of its loan loss allowances;

•	material contracts;

•	loans and investments;

•	obligations to employees;

•	events occurring since June 30, 2017;

•	insider transactions;

•	indemnification agreements;

•	shareholder approval;

•	intellectual property;

•	fiduciary accounts; and

•	the receipt of a fairness opinion from Anchor’s financial advisor.

None of the representations and warranties of the parties will survive the consummation of the Merger. Additionally, the parties qualified many of the representations and warranties contained in the Merger Agreement with exceptions set forth in disclosure letters which were separately delivered by each party to the other party.

Conduct of Business Prior to Completion of the Merger

Anchor Restrictions

Under the Merger Agreement, Anchor has agreed to certain restrictions on its activities until the Merger is completed or terminated. In general, Anchor and its subsidiary, Anchor Bank, are required to conduct their business diligently, substantially in the manner as it is presently being conducted, and in the ordinary course of business.

The following is a summary of the more significant restrictions imposed upon Anchor, subject to the exceptions set forth in the Merger Agreement. Specifically, without the prior consent of Old National, Anchor and Anchor Bank may not:

•	make any change in the capitalization or the number of issued and outstanding shares of Anchor or Anchor Bank;

•	authorize a class of stock or issue, or authorize the issuance of, securities other than or in addition to its issued and outstanding common stock as of the date of the Merger Agreement;

•	distribute or pay any dividends on its shares of common stock or preferred stock, or authorize a stock split, or make any other distribution to its shareholders; except that (i) each of the Anchor subsidiaries may pay cash dividends to Anchor in the ordinary course of business for payment of Anchor’s reasonable and necessary business and operating expenses and to provide funds for Anchor’s dividends to its shareholders, (ii) Anchor may pay to the holders of Anchor common stock a quarterly cash dividend of no more than $0.2062 per share for the third quarter of 2017, and of no more than $0.2162 per share for the fourth quarter of 2017, aggregating to no greater than $0.5762 per share for 2017, and if the effective time of the Merger is later than January 1, 2018, a quarterly cash dividend of no more than $0.1375 per share aggregating to no greater than $0.55 per share for the calendar year 2018, provided that no dividend may be paid by Anchor for the quarterly period in which the Merger is scheduled to be consummated or consummated if, during such period, holders of Anchor common stock will become entitled to receive dividends on their shares of Old National common stock received pursuant to the Merger Agreement, and (iii) Anchor may pay the holders of the Voting Preferred Stock, the Class A1 Preferred Stock and the Series II Convertible Preferred Stock dividends in accordance with the stated terms of such preferred stock in the Articles of Incorporation of Anchor;

•	redeem any of its outstanding shares of Anchor common stock except as required by the Merger Agreement;

•	merge, combine, consolidate, or effect a share exchange with, or sell its assets or any of its securities to any other person, corporation, or entity, or enter into any other similar transaction not in the ordinary course of business;

•	purchase any assets or securities or assume any liabilities of another bank holding company, bank, corporation, or other entity, except in the ordinary course of business necessary in managing its investment portfolio, and then only to the extent such securities have a quality rating of “AAA”;

•	without consent, which consent shall be deemed received unless Old National objects within three business days after receipt of written notice from Anchor:

•

make, renew or otherwise modify any loan or commitment to lend money, or issue any letter of credit, interest rate swap or other extension of credit to any person if the loan is an existing credit on the books of Anchor or any Anchor subsidiary and is, or in accordance with bank regulatory definitions should be, classified as “Special Mention,” “Substandard Accruing” and is in the amount of $1,000,000 or greater or, in accordance with bank regulatory definitions should be, classified as “Substandard -Nonaccruing” or “Doubtful,” or “Loss” and is in an amount of $500,000 or greater;

•	make, renew or otherwise modify any loan or loans if immediately after making a loan or loans, such Person would be directly indebted to Anchor or any Anchor subsidiary in an aggregate amount of $5,000,000 or greater; or

•	make, renew or otherwise modify any loan or loans in an aggregate amount of $300,000 or greater secured by an owner-occupied 1-4 single-family residence that does not conform with secondary market underwriting standards.

•	make any investment subject to any restrictions, whether contractual or statutory, which materially impairs the ability of Anchor or any Anchor subsidiary to dispose freely of such investment at any time, or subject any of their properties or assets to a mortgage, lien, claim, charge, option, restriction, security interest, or encumbrance, except for tax and other liens that arise by operation of law and with respect to which payment is not past due or is being contested in good faith by appropriate proceedings, and except for pledges or liens required to be granted in connection with acceptance by Anchor or any Anchor subsidiary of government deposits and pledges or liens in connection with Federal Home Loan Bank (“FHLB”) borrowings;

•	except as contemplated by the Merger Agreement, (A) promote to a new position or increase the rate of compensation, or enter into any agreement to promote to a new position or increase the rate of compensation, of any director, officer, or employee of Anchor or any Anchor subsidiary, other than in the ordinary course of business, or (B) modify, amend, or institute new employment policies or practices, or enter into, renew, or extend any employment, indemnity, reimbursement, consulting, compensation or severance agreements with respect to any present or former directors, officers, or employees of Anchor or any Anchor subsidiary;

•	except as contemplated by the Merger Agreement, execute, create, institute, modify, amend or terminate any pension, retirement, savings, stock purchase, stock bonus, stock ownership, stock option, stock appreciation or depreciation right, or profit sharing plans; any employment, deferred compensation, consulting, bonus, or collective bargaining agreement; any group insurance or health contract or policy; or any other incentive, retirement, welfare, or employee welfare benefit plan, agreement, or understanding for current or former directors, officers, or employees of Anchor or any Anchor subsidiary; or change the level of benefits or payments under any of the foregoing, or increase or decrease any severance or termination of pay benefits or any other fringe or employee benefits other than as required by law or regulatory authorities or the terms of any of the foregoing;

•	amend, modify, or restate Anchor’s or any Anchor subsidiary’s respective organizational documents;

•	give, dispose of, sell, convey, transfer, assign, hypothecate, pledge, or encumber, or grant a security interest in or option to or right to acquire any shares of common stock or substantially all of the assets (other than in the ordinary course consistent with past practice) of Anchor or any Anchor subsidiary, or enter into any agreement or commitment relative to the foregoing;

•	fail to accrue, pay, discharge and satisfy all debts, liabilities, obligations, and expenses, including, without limitation, trade payables, incurred in the regular and ordinary course of business as such debts, liabilities, obligations, and expenses become due, unless the same are being contested in good faith;

•	issue, or authorize the issuance of, any securities convertible into or exchangeable for any shares of the capital stock of Anchor or any Anchor subsidiary;

•	except for obligations disclosed within the Merger Agreement, FHLB advances, federal funds purchased by Anchor, trade payables and similar liabilities and obligations incurred in the ordinary course of business and the payment, discharge or satisfaction in the ordinary course of business of liabilities reflected in the Anchor financial statements or the subsequent Anchor financial statements, borrow any money or incur any indebtedness including, without limitation, through the issuance of debentures, or incur any liability or obligation (whether absolute, accrued, contingent or otherwise), in an aggregate amount exceeding $250,000;

•	open, close, move, or, in any material respect, expand, diminish, renovate, alter, or change any of its offices or branches other than as contemplated in the Merger Agreement;

•	pay or commit to pay any management or consulting or other similar type of fees other than as contemplated in the Merger Agreement;

•	change in any material respect its accounting methods, except as may be necessary and appropriate to conform to changes in tax law requirements, changes in GAAP or regulatory accounting principles or as required by Anchor’s independent auditors or its regulatory authorities;

•	change in any material respects its underwriting, operating, investment or risk management or other similar policies of Anchor or any Anchor subsidiary except as required by applicable law or policies imposed by any regulatory authority or governmental entity;

•	make, change or revoke any material tax election, file any material amended tax return, enter into any closing agreement with respect to a material amount of taxes, settle any material tax claim or assessment or surrender any right to claim a refund of a material amount of taxes; or

•	enter into any contract, agreement, lease, commitment, understanding, arrangement, or transaction or incur any liability or obligation, other than as specifically contemplated under the Merger Agreement, requiring payments by Anchor or any Anchor subsidiary that exceed $250,000, whether individually or in the aggregate, or that is not a trade payable or incurred in the ordinary course of business.

Old National Restrictions

The following is a summary of the more significant restrictions imposed upon Old National, subject to the exceptions set forth in the Merger Agreement. In particular, Old National may not knowingly take any action that is intended or reasonably likely to result in any of its representations and warranties set forth in the Merger Agreement being or becoming untrue in any respect at or prior to the effective time of the Merger, any of the conditions to the Merger not being satisfied, a material violation of any provision of the Merger Agreement, or a delay in the consummation of the Merger, except, in each case, as may be required by applicable law or regulation.

Covenants

In addition to the restrictions noted above, the Merger Agreement contains certain other covenants and agreements, including the following covenants:

•	in the case of Anchor, to submit the Merger Agreement to its shareholders at a meeting to be called and held at the earliest possible reasonable date;

•	in the case of Anchor, to proceed expeditiously, cooperate fully and use commercially reasonable efforts to assist Old National in procuring all consents, authorizations, approvals, registrations and certificates, in completing all filings and applications and in satisfying all other requirements prescribed by law which are necessary for consummation of the Merger, and to ensure that any materials or information provided by Anchor to Old National for use by Old National in any filing with any state or federal regulatory agency or authority shall not contain any untrue or misleading statement of material fact or shall omit to state a material fact necessary to make the statements contained therein, in light of the circumstances in which they are made, not false or misleading;

•	in the case of Anchor, to obtain any required third party consents to agreements, contracts, commitments, leases, instruments and documents;

•	in the case of Anchor, to use commercially reasonable efforts to maintain insurance on its assets, properties and operations, fidelity coverage and directors’ and officers’ liability insurance in such amounts and with regard to such liabilities and hazards as were insured by Anchor or Anchor subsidiaries as of the date of the Merger Agreement;

•	in the case of Anchor, to continue to accrue reserves for employee benefits and Merger related expenses, and to consult and cooperate in good faith with Old National on (i) conforming the loan and accounting policies and practices of Anchor to those policies and practices of Old National for financial accounting and/or income tax reporting purposes; (ii) determining the amount and timing for recognizing Anchor’s expenses of the Merger; provided, that no such modifications need be effected prior to the 5th day preceding the closing date of the Merger and until Old National has certified to Anchor that all conditions to the obligation of Old National to consummate the Merger have been satisfied;

•	in the case of Anchor and Old National, to coordinate with each other prior to issuing any press releases;

•	in the case of Anchor and Old National, to supplement, amend and update the disclosure schedules to the Merger Agreement as necessary;

•	in the case of Anchor and Old National, to give the other party’s representatives and agents, including investment bankers, attorneys or accountants, upon reasonable notice, access during normal business hours throughout the period prior to the effective time of the Merger to the other party’s properties, facilities operations, books and records;

•	in the case of Anchor and Old National, to deliver updated financial statements, any reports, notices or proxy statements sent by either party to any governmental authority, and any orders issued by any governmental authority, to the other party when available;

•	in the case of Anchor, to cooperate with an environmental consulting firm designated by Old National in the conduct by such firm of a phase one environmental investigation on all real property owned or leased by Anchor or any Anchor subsidiary as of the date of the Merger Agreement, and any real property acquired or leased by Anchor or any Anchor subsidiary after the date of the Merger Agreement;

•	in the case of Anchor and Old National, to not knowingly take any action that is intended or is reasonably likely to result in (i) any of its representations and warranties set forth in the Merger Agreement being or becoming untrue in any material respect, (ii) any of the conditions to the Merger not being satisfied, (iii) a material violation of any provision of the Merger Agreement, or (iv) a material delay in the consummation of the Merger;

•	in the case of Anchor, to receive as promptly as practicable the written fairness opinion of Sandler O’Neill that the Merger Consideration, as of the date of the Merger Agreement, is fair to the holders of Anchor common stock from a financial point of view;

•	in the case of Anchor and Old National, to promptly notify the other party hereto in writing of any litigation related to the Merger Agreement, the Merger or the other transactions contemplated by the Merger Agreement that is brought, or, to the knowledge of either party, threatened in writing, against it and/or the members of its board of directors;

•	in the case of Anchor, not to create any employment contract, agreement or understanding with or employment rights for any of the officers or employees of Anchor or any Anchor subsidiary, or prohibit or restrict Old National or Old National subsidiaries from changing, amending or terminating any employee benefits provided to its employees from time to time, without the consent of Old National;

•	in the case of Anchor, continue to make required funding contributions and otherwise fully administer the Anchor Bank Pension Plan, from the date of the Plan of Merger through the effective time of the Merger;

•	in the case of Anchor, to terminate the Anchor Bank, N.A. Supplemental Executive Retirement Plan and 2001 Directors Stock Purchase Plan and distribute accrued benefits under the plans as soon as administratively feasible following the closing date;

•	in the case of Anchor, if requested by Old National to terminate its 401(k) Plan on or before the effective time of the Merger;

•	in the case of Anchor, to fully cooperate with Old National and allow for Old National to assume and continue to administer and effectuate the Deferred Compensation Agreement between Anchor Bank and Carl W. Jones made as of January 1, 2013 as of the effective time of the Merger, and continue to administer and honor that agreement until the effective time of the Merger;

•	in the case of Anchor, to take all actions necessary to assign any Anchor group insurance policies to Old National as of the effective time of the Merger and to provide Old National with all necessary financial, enrollment, eligibility, contractual and other information related to Anchor’s welfare benefit and cafeteria plans to assist Old National in the administration of such plans after the effective time of the Merger;

•	in the case of Anchor, until the effective time of the Merger, to continue to administer the benefits currently in pay status to the surviving spouse of Winton Jones attributable to the Employment and Supplemental Executive Retirement Pay Agreement for Winton Jones dated June 30, 1997, and prior to the effective time of the Merger, provide any and all needed information to Old National to allow Old National to continue such benefit payments to the surviving spouse of Winton Jones on and after the effective time of the Merger;

•	in the case of Anchor, to terminate all incentive and/or bonus plans immediately on or prior to the effective time and pay out amounts accrued thereunder to the participants in that plan;

•	in the case of Anchor, deliver executed voting agreements within 10 days of the Merger Agreement;

•	in the case of Anchor, deliver executed lock-up agreements within 10 days of the Merger Agreement;

•	in the case of Anchor, execute and deliver such instruments and take such actions as may be required or necessary to redeem at par all of the issued and outstanding shares of the 2,150,000 Voting Preferred Stock and the 65,313 Class A1 Preferred Stock, immediately prior to the effective time of the Merger;

•	in the case of Anchor, execute and deliver such instruments and take such actions, including, but not limited to, any shareholder action, as may be required or necessary to covert issued and outstanding shares of the Series II Convertible Preferred Stock to shares of Anchor common stock, immediately prior to the effective time of the Merger;

•	in the case of Anchor, cooperate with Old National and use commercially reasonable efforts to execute and deliver such instruments and take such actions as may be required or necessary prior to the effective time of the Merger for Old National to assume at the effective time of the Merger the obligations of Anchor under any indenture or other agreement to which Anchor is a party with respect to trust preferred securities contemplated by the Merger Agreement, including, but not limited to executing and delivering one or more supplemental indentures and providing any required opinions of counsel to the applicable trustees;

•	in the case of Old National, to take such actions that will cause any shares of Old National common stock to be received by executive officers and directors of Anchor and canceled in the Merger to qualify for the short-swing trading exemptions provided in Rule 16b-3(d) under the Exchange Act;

•	in the case of Old National, to file all applications and notices to obtain the necessary regulatory approvals for the transactions contemplated by the Merger Agreement;

•	in the case of Old National, to file a registration statement with the SEC registering the shares of Old National common stock to be issued to Anchor shareholders pursuant to the Merger Agreement;

•	in the case of Old National, to make available to the officers and employees of Anchor or any Anchor subsidiary who have met all eligibility requirements of Anchor’s or an Anchor subsidiary’s plans and who continue as employees of Anchor, any Anchor subsidiary, Old National or any Old National subsidiary after the effective time, substantially the same benefits, including severance benefits, as Old National offers to similarly situated officers and employees, including credit for prior service with Anchor, Voyager Bank, Anchor subsidiaries or their predecessors for purposes of eligibility and vesting;

•	in the case of Old National, to amend its Old National Bancorp Employee Stock Ownership and Savings Plan to permit participation by Anchor employees from and after the effective time;

•	in the case of Old National, to permit continuing employees of Anchor participating in Anchor’s employee benefit plans to participate in Old National’s employee benefit plans in accordance with their terms if Anchor’s health plan is terminated by Old National;

•	in the case of Old National, as of the effective time, to maintain for the benefit of continuing employees vacation and sick time policies;

•	in the case of Old National, to provide severance benefits to those employees of Anchor or any Anchor subsidiary as of the effective time of the Merger who are not employed by Old National at the effective time or whose employment is involuntarily terminated by Old National within 12 months after the effective time in amounts specified in the agreement;

•	in the case of Old National, assume the employment and change in control agreements between Anchor and the employees listed in the Anchor Disclosure Schedule as being a party to such agreements, subject to mutually satisfactory resolution of any calculated Internal Revenue Code Section 280G excise taxes and gross-up payments that may be applicable by reason of any such employment agreements;

•	in the case of Old National, authorize the payment of and pay retention bonuses upon reaching certain milestones to selected employees of Anchor or Anchor subsidiaries identified by Anchor and Old National, in amounts to be determined by Anchor and Old National;

•	in the case of Old National, maintain a directors’ and officers’ liability insurance policy for three years after the effective time of the Merger to cover the present and former officers and directors of Anchor and Anchor Bank with respect to claims against such directors and officers arising from facts or events which occurred before the effective time, and for six years after the effective time, continue the indemnification and exculpation rights of the present and former officers and directors of Anchor and Anchor Bank against all losses, expenses, claims, damages, or liabilities arising out of actions or omissions occurring on or prior to the effective time to the full extent then permitted under the articles of incorporation or by-laws of Anchor or Anchor Bank or any indemnification arrangement or agreement disclosed to Old National; and

•	in the case of Old National, establish a pool of funds, in an aggregate amount of not less than $100,000, to be used to make one or more donations to charitable organizations in Anchor’s market area, with such organizations and allocations of a portion of the pooled funds to be determined in consultation with Anchor’s management team.

The Merger Agreement also contains certain additional covenants relating to employee benefits and other matters pertaining to officers and directors. See “The Merger Agreement — Employee Benefit Matters” and “Interests of Certain Directors and Officers of Anchor in the Merger.”

Acquisition Proposals by Third Parties

Until the Merger is completed or the Merger Agreement is terminated, Anchor has agreed that it, and its officers, directors and representatives, and those of each Anchor subsidiary, will not:

•	solicit, initiate or knowingly encourage or facilitate, any inquiries, offers or proposals to acquire Anchor; or

•	initiate, participate in or knowingly encourage any discussions or negotiations or otherwise knowingly cooperate regarding an offer or proposal to acquire Anchor.

Anchor may, however, furnish information regarding Anchor to, or enter into and engage in discussion with, any person or entity in response to a bona fide unsolicited written proposal by the person or entity relating to an acquisition proposal, or change or withhold its recommendation to Anchor’s shareholders regarding the Merger if:

•	Anchor’s board of directors (after consultation with its financial advisors and outside legal counsel) determines in good faith that such proposal may be or could be superior to the Merger for Anchor’s shareholders and the failure to consider such proposal would likely result in a breach of the fiduciary duties of Anchor’s board of directors;

•	Anchor provides any information to Old National that it intends to provide to a third party; and

•	Anchor notifies Old National that it is prepared to change or withhold its recommendation to Anchor’s shareholders in response to a superior proposal, and provides Old National with the most current version of any proposed written agreement or letter of intent relating to the superior proposal, and Old National fails, within five days, to make a proposal that would, in the reasonable good faith judgment of the Anchor board of directors (after consultation with financial advisors and outside legal counsel) cause the offer that previously constituted a superior proposal to no longer constitute a superior proposal.

For purposes of the Merger Agreement, the term “superior proposal” means any acquisition proposal relating to Anchor or Anchor Bank, or to which Anchor or Anchor Bank may become a party, that the Anchor board of directors determines in good faith (after having received the advice of its financial advisors) to be (i) more favorable to the shareholders of Anchor, including but not limited to, from a financial point of view, than the Merger (taking into account all the terms and conditions of the proposal and the Merger Agreement, including the $11,400,000 termination fee) and (ii) reasonably capable of being completed without undue delay.

Conditions to the Merger

The obligations of Old National and Anchor to consummate the Merger are subject to the satisfaction or waiver, on or before the completion of the Merger, of a number of conditions, including:

•	the Merger Agreement must receive the approval of Anchor’s shareholders;

•

the representations and warranties made by the parties in the Merger Agreement must be true, accurate and correct in all material respects as of the effective time of the Merger unless the inaccuracies do not or will not have a Material Adverse Effect (as defined below) on the party making the representations and warranties. For purposes of the Merger Agreement, Material Adverse Effect is defined to mean any effect which is material and adverse to the results of operations, properties, assets, liabilities, conditions (financial or otherwise), value or business of Anchor and its subsidiaries, taken as a whole, or Old National and its subsidiaries, taken as a whole, or which would materially impair the ability of Anchor or Old National to perform its obligations under the Merger Agreement or otherwise materially threaten or impede the consummation of the Merger and the other transactions contemplated by the Merger Agreement; provided, however, that a Material Adverse Effect shall not include the impact of: (a) changes in banking and similar laws of general applicability to banks or their holding companies or interpretations thereof by courts or governmental authorities, (b) changes in generally accepted accounting principles or regulatory accounting requirements applicable to banks or their holding companies generally, (c) effects of any action or omission taken pursuant to the Merger Agreement or by Anchor with the prior written consent of Old National, (d) changes resulting from expenses (such as legal, accounting and investment bankers’ fees) incurred in connection with the Merger Agreement or the transactions contemplated therein, (e) the impact of the announcement of the Merger Agreement and the transactions contemplated thereby, and compliance with the Merger Agreement on the business, financial condition or results of operations of Anchor and its subsidiaries or Old National and its subsidiaries, and (f) the occurrence of any military or terrorist attack within the United States or any of its possessions or offices; provided that, in no event shall a change in the trading price of shares of Old National common stock, by itself, be considered to constitute a Material Adverse Effect on Old National and its subsidiaries, taken as a whole (the foregoing proviso does not however prevent or otherwise affect a determination that any effect underlying such decline has resulted in a Material Adverse Effect); and provided further, that without regard to any other provision of the Merger Agreement, a Material Adverse Effect shall be deemed to have occurred in the event of the imposition of a formal regulatory enforcement action against Anchor or Anchor Bank following the date of the Merger Agreement;

•	Old National shall have registered its shares of Old National common stock to be issued to shareholders of Anchor in the Merger with the SEC, and all state securities and blue sky approvals, authorizations and exemptions required to offer and sell such shares shall have been received, the Registration Statement on Form S-4, of which this proxy statement and prospectus is a part, shall have been declared effective by the SEC and no stop order suspending the effectiveness of the Registration Statement has been issued or threatened;

•	all regulatory approvals required to consummate the transactions contemplated by the Merger Agreement shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired, and no such approvals shall contain any conditions, restrictions or requirements which the Old National board of directors reasonably determines in good faith would have a Material Adverse Effect on Anchor or on Old National to such a degree that Old National would not have entered into the Merger Agreement had such conditions, restrictions or requirements been known; and

•	none of Old National, Anchor, or any Old National subsidiaries or any Anchor subsidiaries, shall be subject to any statute, rule, regulation, injunction, order or decree which prohibits, prevents or makes illegal completion of the Merger, and no material claim, litigation or proceeding shall have been initiated or threatened relating to the Merger Agreement or the Merger.

The obligation of Old National to consummate the Merger also is subject to the fulfillment of other conditions, including:

•	Anchor and Anchor Bank must have performed, in all material respects, all of their covenants and agreements as required by the Merger Agreement at or prior to the effective time of the Merger;

•	Old National must have received from Anchor at the closing of the Merger all the items, documents, and other closing deliveries of Anchor, in form and content reasonably satisfactory to Old National, required by the Merger Agreement;

•	Old National must have received an opinion from Krieg DeVault that the Merger constitutes a tax free “reorganization” for purposes of Section 368 of the Code;

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Old National must have received a letter of tax advice, in a form satisfactory to Old National and at its expense, from an outside, independent certified public accounting firm to be mutually selected by Old National and Anchor to the effect that any amounts that are paid by Anchor before the effective time of the Merger, or required under Anchor’s employee benefit plans or the Merger Agreement to be paid at or after the effective time, to persons who are “disqualified individuals” under Section 280G of the Code with respect to Anchor, Anchor subsidiaries, or their successors, and that otherwise should be allowable as deductions for federal income tax purposes, should not be disallowed as deductions for such purposes by reason of Section 280G of the Code;

•	the Old National common stock to be issued to Anchor shareholders must have been approved for listing on the NASDAQ Global Select Market, subject to official notice of issuance;

•	as of the end of the month prior to the effective time, the Anchor Consolidated Shareholders’ Equity (as adjusted under the Merger Agreement) shall be at least $174,000,000; and

•	Holders of record of no more than 10% of the total issued and outstanding shares of Anchor common stock shall have perfected, or continue to have a right to exercise dissenters rights under the MBCA with respect to their shares of Anchor common stock by virtue of the Merger.

The obligation of Anchor to consummate the Merger also is subject to the fulfillment of other conditions, including:

•	Old National must have performed, in all material respects, all of its covenants and agreements as required by the Merger Agreement at or prior to the effective time of the Merger;

•	Anchor must have received from Old National at the closing of the Merger all the items, documents, and other closing deliveries of Old National, in form and content reasonably satisfactory to Anchor, required by the Merger Agreement;

•	the shares of Old National common stock to be issued as part of the Merger must have been approved for listing on the NASDAQ Global Select Market, subject to official notice of issuance; and

•	Anchor must have received an opinion from Krieg DeVault that the Merger constitutes a tax-free “reorganization” for purposes of Section 368 of the Code, as amended.

Expenses

Except as otherwise provided in the Merger Agreement, Anchor and Old National will be responsible for their respective expenses incidental to the Merger.

Employee Benefit Matters

The Merger Agreement requires Old National to make available to the officers and employees of Anchor and any Anchor subsidiary who continue as employees of Anchor, any Anchor subsidiary, Old National, or any Old National subsidiary substantially the same employee benefits, including severance, on substantially the same terms and conditions as Old National offers to similarly situated officers and employees. Anchor and Anchor Bank employees will receive full credit, after the Merger, for all prior service with Anchor, Voyager Bank, Anchor subsidiaries or their predecessors for purposes of any applicable eligibility and vesting service requirements under any of Old National’s employee benefit plans. Anchor and Anchor Bank employees who become employees of Old National or any of its subsidiaries will become eligible to participate in Old National’s employee benefit plans as soon as reasonably practicable after the effective time of the Merger, or if later, as of the termination of the corresponding Anchor benefit plan.

Termination

Subject to conditions and circumstances described in the Merger Agreement, either Old National or Anchor may terminate the Merger Agreement if, among other things, any of the following occur:

•	Anchor shareholders do not approve the Merger Agreement at the Anchor special meeting;

•	any governmental authority shall have issued an order, decree, judgment or injunction that permanently restrains, enjoins or otherwise prohibits or makes illegal the consummation of the Merger, and such order shall have become final and non-appealable, or if any consent or approval of a governmental authority whose consent or approval is required to consummate the Merger has been denied;

•	the Merger has not been consummated by June 30, 2018 (provided the terminating party is not then in willful breach of the Merger Agreement); or

•	the respective boards of directors of Old National and Anchor mutually agree to terminate the Merger Agreement.

Additionally, Old National may terminate the Merger Agreement at any time prior to the effective time of the Merger if any of the following occur:

•	any event shall have occurred which is not capable of being cured prior to June 30, 2018 and would result in a condition to the Merger not being satisfied;

•	Anchor breaches or fails to perform any of its representations, warranties or covenants contained in the Merger Agreement which breach or failure to perform would give rise to the failure of a condition to the Merger, and such condition is not capable of being cured by June 30, 2018, or has not been cured by Anchor within 20 business days after Anchor’s receipt of written notice of such breach from Old National;

•	there has been a Material Adverse Effect on Anchor on a consolidated basis as of the effective time, as compared to that in existence as of August 7, 2017;

•	Old National elects to exercise its right of termination pursuant to the Merger Agreement regarding certain environmental matters (see “Environmental Inspections”);

•	Anchor’s board of directors shall fail to include its recommendation to approve the Merger in the proxy statement and prospectus related to Anchor’s special shareholders meeting;

•	Anchor’s board of directors, after receiving an acquisition proposal from a third party, has withdrawn, modified or changed its approval or recommendation of the Merger Agreement and approved or recommended an acquisition proposal with a third party;

•	Anchor shall have entered into, or publicly announced its intention to enter into, a definitive agreement, agreement in principle or letter of intent with respect to an acquisition proposal;

•	if the Anchor board of directors fails to publicly reaffirm its recommendation of the Merger Agreement, the Merger or the other transactions contemplated by the Merger Agreement within five business days of a written request by Old National to provide such reaffirmation; or

•	a quorum could not be convened at the meeting of the shareholders of Anchor or at a reconvened meeting held at any time prior to June 30, 2018.

Anchor may terminate the Merger Agreement at any time prior to the effective time of the Merger if any of the following occur:

•	any event shall have occurred which is not capable of being cured prior to June 30, 2018 and would result in a condition to the Merger not being satisfied;

•	Old National breaches or fails to perform any of its representations, warranties or covenants contained in the Merger Agreement which breach or failure to perform would give rise to the failure of a condition to the Merger, and such condition is not capable of being cured by June 30, 2018, or has not been cured by Old National within 20 business days after Old National’s receipt of written notice of such breach from Anchor;

•	there has been a Material Adverse Effect on Old National on a consolidated basis as of the effective time, as compared to that in existence as of August 7, 2017;

•	if, prior to Anchor’s special shareholder meeting, (i) Anchor has received a superior proposal, and in accordance with the Merger Agreement, has entered into an acquisition agreement with respect to the superior proposal, or (ii) if Anchor’s board of directors determines in good faith, after consultation with Anchor’s outside legal counsel and financial advisors, that the failure of Anchor’s board of directors to effect an adverse recommendation change would be reasonably likely to result in a breach of its fiduciary duties to the shareholders of Anchor under applicable law; or

•	the Average Old National Closing Price is less than $15.00 per share.

If Anchor elects to exercise its termination right as described immediately above, it must give prompt written notice thereof to Old National. During the five-business day period commencing with its receipt of such notice, Old National shall have the option to increase the Cash Consideration per share by an amount equal to the difference between (A) $22.875 per share, and (B) the sum of (1) the Exchange Ratio multiplied by the Average Old National Closing Price plus (2) $2.625 per share. If Old National elects, it shall give, within such five-business day period, written notice to Anchor of such election and the revised Cash Consideration, whereupon no termination shall be deemed to have occurred and the Merger Agreement shall remain in full force and effect in accordance with its terms (except that the Cash Consideration shall have been so modified).

Under certain circumstances described in the Merger Agreement, a $11,400,000 termination fee may be payable by Anchor to Old National if the Merger Agreement is terminated and the Merger is not consummated. See “The Merger Agreement — Termination Fee.”

Termination Fee

Anchor shall pay Old National a $11,400,000 termination fee if the Merger Agreement is terminated for any of the following reasons:

•	if Old National terminates the Merger Agreement because Anchor’s board of directors fails to include its recommendation to approve the Merger in the proxy statement and prospectus delivered to shareholders or has withdrawn, modified or changed its approval or recommendation of the Merger Agreement or approves or publicly recommends an acquisition proposal with a third party, or Anchor has entered into or publicly announced an intention to enter into another acquisition proposal;

•	if the Anchor board of directors fails to publicly reaffirm its recommendation of the Merger Agreement, the Merger or the other transactions contemplated in the Merger Agreement within five business days of a written request by Old National to provide such reaffirmation;

•	if either party terminates the Merger Agreement because it is not approved by the requisite vote of the shareholders of Anchor at the meeting called for such purpose or by Old National because a quorum could not be convened at Anchor’s shareholder meeting called to approve the Merger and, prior to the date that is 12 months after such termination Anchor or any Anchor subsidiary enters into any acquisition agreement with a third party or an acquisition proposal is consummated; or

•	if either party terminates the Merger Agreement because the consummation of the Merger has not occurred by June 30, 2018 and (A) prior to the date of such termination an acquisition proposal was made by a third party and (B) prior to the date that is 12 months after such termination, Anchor or any Anchor subsidiary enters into any acquisition agreement or any acquisition proposal is consummated;

•	if Anchor terminates the Merger Agreement because prior to Anchor’s special shareholder meeting, (i) Anchor has received a superior proposal, and in accordance with the Merger Agreement, has entered into an acquisition agreement with respect to the superior proposal, or (ii) because Anchor’s board of directors determines in good faith, after consultation with Anchor’s outside legal counsel and financial advisors, that the failure of Anchor’s board of directors to effect an adverse recommendation change would be reasonably likely to result in a breach of its fiduciary duties to the shareholders of Anchor under applicable law.

Management and Operations After the Merger

Old National’s officers and directors serving at the effective time of the Merger shall continue to serve as Old National’s officers and directors until such time as their successors have been duly elected and qualified or until their earlier resignation, death, or removal from office. Old National’s articles of incorporation and by-laws in existence as of the effective time of the Merger shall remain Old National’s articles of incorporation and by-laws following the effective time, until such articles of incorporation and by-laws are further amended as provided by applicable law.

Environmental Inspections

Under the Merger Agreement, Old National has the right to terminate the Merger Agreement and not consummate the transaction if any of the real estate owned by Anchor or any Anchor subsidiary is determined, after proper investigation, to be contaminated and the cost to remediate such contamination would be estimated in good faith to exceed $3.0 million.

Effective Time of Merger

Unless otherwise mutually agreed to by the parties, the effective time of the Merger is expected to occur on the first calendar day of the month following the date in which the closing of the Merger occurs. The parties currently anticipate closing the Merger early in the first quarter of 2018.

Regulatory Approvals for the Merger

Under the terms of the Merger Agreement, the Merger cannot be completed until Old National receives necessary regulatory approvals, which include the approval of the OCC and the approval or waiver of the Federal Reserve Board. Old National has filed an application with the OCC for approval and the Federal Reserve Board has approved Old National’s waiver request. Old National cannot be certain when such approval or waiver will be obtained or if they will be obtained.

Voting Agreements

In connection with the execution of the Merger Agreement, certain entities affiliated with Carl W. Jones and his family, executed voting agreements pursuant to which they agreed to vote their shares entitled to vote in favor of the Merger Agreement. As of the record date, these shareholders beneficially owned 8,286,020 common shares, or approximately 71.1% of the outstanding shares of Anchor common stock, 2,150,000 shares of Voting Preferred Stock, 100% of the outstanding shares of the Voting Preferred Stock, and 64,813 shares of Class A1 Preferred Stock, or approximately 99.2% of the outstanding shares of the Class A1 Preferred Stock, collectively representing 84% of the votes of the outstanding shares of Anchor voting together as a single class. Accordingly, Anchor expects that the Merger Agreement will be approved at the special meeting.

Lock-Up Agreement

Carl W. Jones and Christopher W. Jones executed a lock-up agreement on behalf of an affiliated entity which beneficially owned as of the record date 8,286,020 common shares, or approximately 71.1% of the outstanding shares of Anchor common stock, pursuant to which such shareholder agreed not to sell or enter into any transaction to dispose of shares of Old National common stock it receives in the Merger, or publicly disclose an intention to effect any such transaction, for a period of 90 days after the effective time of the Merger. At the effective time of the Merger, Old National expects that this shareholder will receive approximately 11 million shares of Old National common stock or approximately 7.2% of the outstanding shares of Old National common stock after giving effect to the shares of Old National common stock issued in the Merger.

Accounting Treatment of the Merger

Old National will account for the Merger under the “purchase” method of accounting in accordance with generally accepted accounting principles. Using the purchase method of accounting, the assets (including identified intangible assets) and liabilities of Anchor will be recorded by Old National at their respective fair values at the time of the completion of the Merger. The excess of Old National’s purchase price over the net fair value of the tangible and identified intangible assets acquired less liabilities assumed, will be recorded as goodwill.

NASDAQ Global Select Market Listing

Old National common stock currently is listed on the NASDAQ Global Select Market under the symbol “ONB.” The shares to be issued to the Anchor shareholders in the Merger will be eligible for trading on the NASDAQ Global Select Market.

Dissenters’ Rights

Dissenters’ rights are statutory rights that, if available under law, enable shareholders to dissent from an extraordinary transaction, such as a merger, and to demand that the corporation pay the fair value for their shares as determined by a court in a judicial proceeding instead of receiving the consideration offered to shareholders in connection with the extraordinary transaction. The shareholders of Anchor have dissenters’ rights under Section 302A.471 of the MBCA.

DISSENTERS’ RIGHTS OF ANCHOR SHAREHOLDERS

Section 302A.471 of the MBCA entitles any Anchor shareholder who does not vote in favor of the proposal to approve the Merger Agreement to file a notice of intent to demand the “fair value” of his, her or its Anchor shares. Any Anchor shareholder contemplating an attempt to assert and exercise dissenters’ rights in connection with the Merger should review carefully the provisions of Sections 302A.471 and 302A.473 of the MBCA (copies of which are provided in Annex C), particularly the specific procedural steps required to perfect such rights. DISSENTERS’ RIGHTS ARE LOST IF THE PROCEDURAL REQUIREMENTS OF SECTION 302A.473 OF THE MBCA ARE NOT FULLY SATISFIED.

Set forth below (to be read in conjunction with the full text of Section 302A.473 of the MBCA appearing in Annex C) is a brief description of the procedures relating to the exercise of dissenters’ rights applicable to the proposed Merger. The following description does not purport to be a complete statement of the provisions of Section 302A.473 of the MBCA and is qualified in its entirety by reference thereto.

Under Section 302A.471, Subd. 3(b) of the MBCA, only persons who are either: (i) an Anchor shareholder of record as of the record date or (ii) a beneficial owner of Anchor shares as of the record date are entitled to exercise dissenters’ rights.

Under Section 302A.473, Subd. 3 of the MBCA, an Anchor shareholder who wishes to exercise dissenters’ rights, which we refer to as a dissenter, must file a written notice of intent to demand the “fair value” of the Anchor shares owned by the dissenter, which we refer to as a fair value notice, with Anchor (at 1600 Utica Avenue South, Suite 400, St. Louis Park, Minnesota 55416, Attn: Megan Edwards) before the shareholder vote on the proposal to approve the Merger Agreement. Under Section 302A.471, Subd. 2 of the MBCA, beneficial owners of Anchor shares who desire to exercise statutory dissenters’ rights must obtain a signed, written consent of the holder of record of the shares held on behalf of such beneficial owner that memorializes the holder of record’s assent to the beneficial owner’s exercise of dissenters’ rights, which we refer to as a record holder consent. The beneficial owner must submit the record holder consent to Anchor in addition to his, her or its fair value notice, in each case prior to the shareholder vote on the proposed Merger.

IN ADDITION, THE ANCHOR SHAREHOLDER MUST NOT VOTE HIS, HER OR ITS SHARES IN FAVOR OF THE PROPOSAL TO APPROVE THE MERGER AGREEMENT. A VOTE AGAINST THE PROPOSED MERGER DOES NOT IN ITSELF CONSTITUTE A FAIR VALUE NOTICE AND A FAILURE TO VOTE DOES NOT AFFECT THE VALIDITY OF A TIMELY FAIR VALUE NOTICE. HOWEVER, THE SUBMISSION OF A PROPERLY SIGNED, BLANK PROXY WILL CONSTITUTE A VOTE IN FAVOR OF APPROVING THE MERGER AGREEMENT AND A WAIVER OF STATUTORY DISSENTERS’ RIGHTS.

If the proposal to approve the Merger Agreement is approved by Anchor shareholders, then Anchor must, pursuant to Section 302A.473, Subd. 4 of the MBCA, send a procedural notice to each dissenter who did not vote in favor of the proposal to approve the Merger Agreement and who timely submitted his, her or its fair value notice (and, if applicable, record holder consent), which we refer to as the procedural notice. Pursuant to Section 302A.473, Subd. 4 of the MBCA, the procedural notice must contain certain required information, including, without limitation, the address to which a dissenter must send a demand for payment in order to obtain payment for such shares and the date by which they must be received. In order to receive the fair value of his, her or its Anchor shares under Section 302A.473 of the MBCA, a dissenter must demand payment within 30 days after Anchor sends its procedural notice to dissenters. Under Minnesota law, notice by mail is given by a corporation when deposited in the United States mail with sufficient postage affixed.

AN ANCHOR SHAREHOLDER WHO FAILS TO MAKE A DEMAND FOR PAYMENT AS REQUIRED BY SECTION 302A.473, SUBD. 4, OF THE MBCA LOSES THE RIGHT TO RECEIVE THE FAIR VALUE OF HIS, HER OR ITS ANCHOR SHARES UNDER SUCH SECTION

NOTWITHSTANDING THE TIMELY FILING OF NOTICE OF INTENT TO DEMAND PAYMENT UNDER SECTION 302A.473, SUBD. 3. OF THE MBCA PRIOR TO THE SHAREHOLDER VOTE ON THE PROPOSED MERGER.

Except as provided below, if a demand for payment is duly made by a dissenter with Anchor as required by the procedural notice, then after Anchor’s receipt of such demand or the effective date of the Merger, whichever is later, Anchor must pay the dissenter an amount which Anchor estimates to be the fair value of the dissenter’s Anchor shares, with interest, if any. For the purpose of a dissenter’s appraisal rights under Sections 302A.471 and 302A.473 of the MBCA, “fair value” means the value of the Anchor shares immediately before the effective date of such Merger. IT IS POSSIBLE THAT THE FAIR VALUE OF ANCHOR SHARES AS DETERMINED PURSUANT TO DISSENTERS’ RIGHTS PROCEDURES MAY BE DETERMINED TO BE LESS THAN THE VALUE OF THE MERGER CONSIDERATION. Additionally, “interest” means interest commencing five days after the effective date of such Merger until the date of payment, calculated at the rate provided in Minnesota Statutes Section 549.09, Subd. 1, Paragraph (c), clause (1), which is currently 4%. If a dissenter believes the payment received from Anchor is less than the fair value of the Anchor shares, with interest, if any, such dissenter must give written notice to Anchor of his, her or its own estimate of the fair value of the Anchor shares, with interest, if any, within 30 days after the date Anchor remits its estimate of fair value to such dissenter by mail, which we refer to as the counter demand. The dissenter’s counter demand must demand payment of the difference between his, her or its estimate and the amount remitted by Anchor. If such dissenter fails to give written notice of such estimate to Anchor, or fails to demand payment of the difference, within the 30-day time period, such dissenter is entitled only to the amount remitted by Anchor.

Anchor may withhold the remittance described in the preceding paragraph with respect to a dissenter demanding payment who was not the holder of record of Anchor shares as of August 8, 2017 — the date of the first public announcement of the proposed Merger – or who is asserting dissenters’ rights on behalf of a person who was not a beneficial owner of Anchor shares on such date.

If Anchor and a dissenter (including both dissenters who held Anchor shares on or prior to August 8, 2017, which was the date the Merger was first publicly announced, and dissenters who purchased Anchor shares after such date who have complied with their respective demand requirements) do not settle the dissenter’s demand within 60 days after Anchor receives the dissenter’s estimate of the fair value of his, her or its Anchor shares, then Anchor must file a petition in a court of competent jurisdiction in the county in which the registered office of Anchor is located, requesting that the court determine the statutory fair value of stock with interest, if any. All dissenters whose demands are not settled within the applicable 60-day settlement period must be made parties to this proceeding.

The court will then determine whether each dissenter in question has fully complied with the provisions of Section 302A.473 of the MBCA, and for all dissenters who have fully complied and not forfeited statutory dissenters’ rights, will determine the fair value of the Anchor shares, taking into account any and all factors the court finds relevant (including, without limitation, the recommendation of any appraisers which may have been appointed by the court), computed by any method that the court, in its discretion, sees fit to use, whether or not used by Anchor or a dissenter. The fair value of the Anchor shares as determined by the court will be binding on all dissenters. However, under the statute, dissenters will not be liable to Anchor for the amount, if any, by which payments previously remitted to the dissenters exceed the fair value of such Anchor shares determined by a court, with interest. The costs and expenses of such a court proceeding will be assessed against Anchor, except that the court may assess part or all of those costs and expenses against a dissenter whose action in demanding payment is found to be arbitrary, vexatious or not in good faith.

Under Section 302A.471, Subd. 2 of the MBCA, an Anchor shareholder may not assert dissenters’ rights with respect to less than all of the shares of stock registered in such shareholder’s name, unless the shareholder dissents with respect to all shares beneficially owned by another person and discloses the name and address of such other person.

Under Section 302A.471, Subd. 4 of the MBCA, an Anchor shareholder has no right at law or in equity to have the Merger Agreement set aside or rescinded, except if approval or consummation of such Merger Agreement is fraudulent with respect to such shareholder or Anchor.

In view of the complexity of Section 302A.471 and Section 302A.473 of the MBCA, Anchor shareholders who may wish to pursue dissenters’ rights should consult their legal and financial advisors.

INTERESTS OF CERTAIN DIRECTORS AND EXECUTIVE OFFICERS OF ANCHOR IN THE MERGER

When considering the recommendation of the Anchor board of directors, you should be aware that some of the directors and executive officers of Anchor have interests that are different from, or in potential conflict with, your interests. The Anchor board of directors was aware of these interests when it approved the Merger Agreement. Except as described below, to the knowledge of Anchor, the directors and executive officers of Anchor do not have any material interest in the Merger apart from their interests as shareholders of Anchor.

Treatment of Options to Acquire Shares of Anchor Common Stock

Each option to purchase Anchor common stock granted under the Anchor Stock Option Plans whether vested or unvested, that is outstanding immediately prior to the effective time of the Merger, will be fully vested at the effective time of the Merger and will be converted into the right at the effective time of the Merger to receive the Options Settlement Amount, subject to any consents required from holders of Anchor stock options or necessary amendments to the applicable Anchor Stock Option Plan or award agreements. Old National shall pay the Options Settlement Amount in shares of Old National common stock valued at the Average Old National Closing Price. Old National shall pay the Anchor Stock Option holders the Options Settlement Amount, less such amounts as are required to be withheld or deducted under the Code or any provision of state, local or foreign tax law with respect to the making of such payment, on or as soon as reasonably practicable after the closing date of the Merger, but in any event within five business days following the closing date of the Merger.

The executive officers and directors of Anchor hold options to purchase 33,376 shares of Anchor common stock as of the record date at an average exercise price of $9.47 per share.

Deferred Compensation Agreement

As of the effective time of the Merger, Old National shall assume and continue to administer and effectuate the Deferred Compensation Agreement between Anchor Bank and Carl Jones dated as of January 1, 2013, according to its existing terms. As of August 31, 2017, Mr. Jones had an accrued benefit of $526,400.

Anchor Supplemental Executive Retirement Plan and the Directors Stock Purchase Plan

Anchor shall terminate the Anchor Bank Supplemental Executive Retirement Plan and the 2001 Directors Stock Purchase Plan. Accrued benefits under the plans will be distributed as soon as administratively feasible following the closing date of the Merger in accordance with the requirements of each of the plans and applicable law. As of September 25, 2017, Margaret Murphy would be entitled to benefits estimated at $137,180 under the Anchor Bank Supplemental Executive Retirement Plan. With the exception of Carl Jones and Jeffrey Hawkins, all of Anchor’s directors participate in the Directors Stock Purchase Plan. Under this plan, no benefits are payable to any director, but each director participant is eligible to purchase up to 4,000 shares of Anchor common stock annually, at a purchase price equal to the most recent quarter end purchase price of Anchor common stock. As of September 25, 2017, Thomas Farnham was eligible to purchase up to 1,908 shares and Craig Kalscheur was eligible to purchase up to 4,000 shares.

Anchor Incentive and Bonus Plans

Immediately on or prior to the effective time of the Merger, Anchor shall, subject to the effective time of the Merger, terminate all its and its subsidiaries’ incentive and bonus plans, and the accrued benefits as of the closing date of the Merger based on performance metrics shall be paid by Anchor as provided in such plans and in a lump sum on or prior to the effective time of the Merger. The following is a list of (i) each executive officer of Anchor that participates in Anchor’s incentive and bonus plans and (ii) the estimated accrued payouts each officer is entitled to:

•	Carl Jones — $127,935

•	Jeffrey Hawkins — $97,500

•	Dennis Nisler — $79,159

•	Margaret Murphy — $69,465

Existing Change in Control Agreements

In June 2017, Anchor Bank entered into Change in Control Agreements (each, a “CIC Agreement”) with the following executive officers: Carl Jones, Jeffrey Hawkins, Dennis Nisler and Margaret Murphy which provide for severance payments of 200% of the executive’s base compensation payable in equal monthly amounts over 24 months (subject to limitations under Section 280G and Section 409A of the Code) and continuation of health and welfare benefits, in the event of a qualifying termination of the executive’s employment as defined under the CIC Agreement within six months before or 24 months following a change in control of Anchor or Anchor Bank. The CIC Agreements include confidentiality obligations and restrictions on solicitation of Anchor customers and employees during and for 18 months following employment. Pursuant to the terms of the Merger Agreement, Old National will assume the CIC Agreements at the effective time of the Merger.

Offers of Employment

Old National Bank has made offers of at will employment to Mr. Hawkins and Ms. Murphy which provide for annual base and short-term cash incentive compensation of approximately $450,000 for Mr. Hawkins and annual base compensation of $232,000 for Ms. Murphy, as well as short-term incentive compensation opportunities for Ms. Murphy. As an incentive for Mr. Hawkins and Ms. Murphy to continue their employment with Old National Bank following the effective time of the Merger, Old National Bank has agreed to make estimated payments to Mr. Hawkins and Ms. Murphy of approximately $845,000 and $602,000, respectively, which reflect amounts calculated under the terms of their CIC Agreements. Mr. Hawkins’ payment is proposed to be paid in a lump sum or over a to be agreed specified period of time and Ms. Murphy’s payment is proposed to be paid in a lump sum upon completion of the systems integration, each subject to compliance with Section 409A of the Code. In connection with the payment of the estimated amounts described above, Mr. Hawkins and Ms. Murphy would be required to enter into agreements with Old National Bank with substantially comparable restrictive covenant provisions as those in their CIC Agreements. Mr. Hawkins and Ms. Murphy have not yet accepted their offers.

Indemnification and Insurance of Directors and Officers

Old National has agreed that all rights to indemnification and exculpation from liabilities for acts or omissions occurring prior to the effective time of the Merger existing in favor of current or former directors and officers of Anchor and Anchor Bank as provided in the articles of incorporation or bylaws of Anchor and any existing indemnification agreements or arrangements disclosed to Old National shall survive the Merger and shall continue in full force and effect in accordance with their terms to the extent permitted by law, and shall not be amended, repealed or otherwise modified for a period of six years after the effective time of the Merger in any manner that would adversely affect the rights thereunder of such individuals for acts or omissions occurring or alleged to occur at or prior to the effective time of the Merger.

In addition, Old National has agreed to cause Anchor’s and Anchor Bank’s directors and officers to be covered for a period of three years after the effective time of the Merger by Anchor’s existing directors’ and officers’ liability insurance policy (or a substitute policy obtained by Old National having the same coverages and amounts and terms and conditions that are not less advantageous to such directors and officers) with respect to acts or omissions occurring before the effective time of the Merger; provided that Old National shall not be required to spend more than 300% of the last annual premium paid by Anchor for such insurance. If the cost of insurance exceeds such limit, Old National will use its reasonable efforts to obtain as much comparable coverage as possible.

COMPARISON OF THE RIGHTS OF SHAREHOLDERS

Under the Merger Agreement, Anchor shareholders will exchange their shares of Anchor common stock for shares of Old National common stock and cash. Anchor is organized under the laws of the State of Minnesota, and the rights of Anchor shareholders are governed by the applicable laws of the State of Minnesota, including the MBCA, and the Anchor Amended and Restated Articles of Incorporation (the “Anchor Articles”) and Amended and Restated Bylaws (the “Anchor Bylaws”). Old National is organized under the laws of the State of Indiana, and the rights of Old National’s shareholders are governed by the applicable laws of the State of Indiana, including the Indiana Business Corporation Law (the “IBCL”), and Old National’s Fourth Amended and Restated Articles of Incorporation (the “Old National Articles”) and Amended and Restated By-Laws (the “Old National By-Laws”). In addition, as Old National common stock is listed on the NASDAQ Global Select Market, Old National’s corporate governance is subject to compliance with the NASDAQ Corporate Governance Rules. Upon consummation of the Merger, the Anchor shareholders will become Old National shareholders, and the Old National Articles, the Old National By-Laws, the IBCL and the rules and regulations applying to public companies will govern their rights as Old National shareholders.

The following discussion is a summary of the material differences between the current rights of Old National shareholders and the current rights of Anchor shareholders, but does not purport to be a complete description of those differences. These differences may be determined in full by reference to the IBCL, the MBCA, the Old National Articles, the Anchor Articles, the Old National By-Laws, the Anchor Bylaws and such other governing documents referenced in this summary of shareholder rights. Old National has filed with the SEC and/or made available on its corporate website its respective governing documents referenced in this summary of shareholder rights and will send copies of these documents to you, without charge, upon your request. See “Where You Can Find More Information” beginning on page 87.

Old National	Anchor
Authorized Capital Stock

Old National currently is authorized to issue up to 300,000,000 shares of common stock, without par value, of which 135,516,338 shares were outstanding as of June 30, 2017. Old National is also authorized to issue up to 2,000,000 shares of preferred stock, without par value. As of the date of this proxy statement and prospectus, there are no shares of preferred stock outstanding.	Anchor currently is authorized to issue up to 18,300,000 shares, consisting of (i) 15,000,000 shares of Anchor common stock, $0.10 par value; (ii) 3,000,000 shares of Voting Preferred Stock, par value $0.10 per share; (iii) 200,000 shares of Flexible Capital Preferred Stock, par value $0.01 per share; and (iv) 100,000 shares of Class A1 Preferred Stock, par value $100.00 per share. As of August 7, 2017, the following are issued and outstanding: 11,626,074 shares of common stock; 2,150,000 shares of Voting Preferred Stock; 100,000 shares of Anchor Flexible Capital Preferred Stock consisting of Series II Convertible Preferred Stock; and 65,313 shares of Class A1 Preferred Stock.

Issuance of Additional Shares

Old National’s board of directors may authorize the issuance of additional shares of common stock up to the amounts authorized in the Old National Articles, without shareholder approval, subject only to the restrictions of the IBCL, the Old National Articles and the NASDAQ Global Select Market. Old National’s board of directors may also authorize the issuance of	Anchor’s board of directors may authorize the issuance of additional shares of common stock up to the amounts authorized in the Anchor Articles, without shareholder approval, subject only to the restrictions of the MBCA, and the Anchor Articles. Under the Anchor Articles, the board of directors has the power to approve, without shareholder approval,

preferred stock up to the amounts authorized in the Old National Articles, without shareholder approval, possessing voting and conversion rights that could adversely affect the voting power of Old National’s common shareholders, subject to any restrictions imposed on the issuance of such shares by the IBCL, the Old National Articles and the NASDAQ Global Select Market. Any preferred shares issued may also rank senior to Old National’s common stock as to rights upon liquidation, winding-up or dissolution.	the issuance of one or more series of preferred stock with such designation, preferences, limitations and relative voting and other rights provided by the board of directors and as set forth in a resolution.

Number, Classification and Qualifications of Directors

The Old National By-Laws provide that the board of directors shall be comprised of 15 members. All directors of Old National are elected for terms expiring at the next annual meeting of the shareholders and until their respective successors have been duly elected and qualified or such director’s earlier resignation, death or removal. Any vacancy occurring on the board of directors, whether resulting from an increase in the number of directors or otherwise, may be filled by the affirmative vote of not less than a majority of the remaining directors then in office, even though such directors remaining in office may constitute less than a quorum of the board of directors.

The Old National Articles provide that directors need not be shareholders of Old National. The Old National By-Laws provide that a director shall not qualify to serve as such effective as of the end of the term during which he or she becomes 75 years of age. The Old National By-Laws further provide that the board of directors may establish other qualifications for directors in its Corporate Governance Guidelines in effect from time to time.

The Anchor Bylaws provide that the board of directors shall consist of at least the number of directors necessary to result in a specific composition designated in the Bylaws but determined by the shareholders. Directors hold office until the next regular meeting of shareholders and until such director’s successor is duly elected and qualified, or until such director’s earlier death, resignation or removal. Any vacancy occurring on the board due to death, resignation, removal or disqualification of an existing director may be filled by the affirmative vote of a majority of the remaining directors, even if less than a quorum, but a vacancy due to an increase in the size of the board may be filled by the affirmative vote of a majority of the directors serving at the time of the increase acting with a quorum.

Election of Directors

Old National’s directors are elected by a plurality of the votes cast by the shares entitled to vote at a meeting at which a quorum is present. Old National’s board of directors has adopted a corporate governance policy regarding director elections that is contained in Old National’s Corporate Governance Guidelines. The policy provides that in any uncontested election, any nominee for director who receives a greater number of votes “withheld” for his or her election than votes “for” such election will tender his or her resignation as a director promptly following the certification of the shareholder vote. Old National’s Corporate Governance and Nominating Committee of its board of directors,	Anchor’s directors are elected by a plurality of the voting power of the shares present and entitled to vote in the election at a meeting at which a quorum is present.

without participation by any director so tendering his or her resignation, will consider the resignation offer and recommend to the board of directors whether to accept it. The board of directors, without participation by any director so tendering his or her resignation, will act on the Corporate Governance and Nominating Committee’s recommendation no later than 90 days following the date of the annual meeting of shareholders at which the election occurred. If the board of directors decides to accept the director’s resignation, the Corporate Governance and Nominating Committee will recommend to the board of directors whether to fill the resulting vacancy or to reduce the size of the board. Old National will promptly disclose the decision of its board of directors and the reasons for the decision in a broadly disseminated press release that will also be filed with the SEC on a Form 8-K.

Removal of Directors

Under the IBCL, directors may be removed in any manner provided in the corporation’s articles of incorporation. In addition, the shareholders or directors may remove one or more directors with or without cause, unless the articles of incorporation provide otherwise. The Old National By-Laws provide that any director or the entire board of directors (exclusive of directors who may be elected by the holders of one or more series of preferred stock) may be removed, with or without cause, only by (i) the affirmative vote of the holders of not less than two-thirds (2/3) of the outstanding shares of Old National common stock at a meeting of shareholders called expressly for the purpose of removing one or more directors, or (ii) the affirmative vote of not less than two-thirds (2/3) of the actual number of directors elected and qualified and then in office.	The MBCA provides that any director or the entire board of directors may generally be removed with or without cause by a majority shareholder vote. Anchor’s Bylaws provide that any director or all directors or a class of directors, may be removed from office at any time, with or without cause, by a vote of the holders of a majority of the shares entitled to elect them, and the board may remove any director that the board named to fill a vacancy by an affirmative vote of the remaining directors if the shareholders have not elected directors since the appointment to fill the vacancy.

Transactions Involving Directors

The Old National Articles allow directors to have an interest in a contract or transaction with Old National, if the interest is disclosed to or known by the board of directors, and the board authorizes, approves or ratifies the contract or transaction by a majority vote of those present, with the interested director to be counted in determining the existence of a quorum, but not in calculating a majority to approve the transaction. In addition, the IBCL allows a director to have a direct or indirect interest in a transaction with Old National if any of the following circumstances have been established:	Under the MBCA, a contract or transaction between a corporation and one or more of its directors, or a corporation and an organization in or of which one or more of the corporation’s directors are directors, officers, or legal representatives or have a material financial interest, is not void or voidable solely by reason of the conflict, provided that the contract or transaction is fair and reasonable at the time it is authorized, it is ratified by two-thirds of the corporation’s disinterested shareholders (or by the unanimous affirmative vote of the holders of all

(i) the transaction was fair to Old National; (ii) the material facts of the transaction and the director’s interest were disclosed or known to the board of directors or a committee of the board and the board of directors or committee authorized, approved or ratified the transaction; or (iii) the material facts of the transaction and the director’s interest were disclosed or known to the shareholders entitled to vote and they authorized, approved or ratified the transaction. A transaction is authorized, approved or ratified under clause (ii) above if it received the affirmative vote of the majority of the directors on the board or the committee who had no interest in the transaction, but a transaction may not be authorized, approved or ratified by a single director. For purposes of the shareholder vote to authorize, approve or ratify a transaction under clause (iii) above, shares owned by or voted under the control of the interested director may be counted in the vote.	outstanding shares, whether or not entitled to vote) after disclosure of the relationship or interest, or is authorized in good faith by a majority of the disinterested members of the board of directors after disclosure of the relationship or interest. However, if the contract or transaction is authorized by the board, under the MBCA, the interested director may not be counted in determining the presence of a quorum and may not vote.

Director Liability

Pursuant to the IBCL, an Old National director will not be liable to Old National shareholders for any action or failure to act in his or her capacity as director, unless the director has breached or failed to perform his or her duties as a director in good faith, with the care an ordinarily prudent person in a like position would exercise under similar circumstances and in a manner the director reasonably believes to be in the best interests of the corporation, and the breach or failure to perform these duties constitutes willful misconduct or recklessness.	Pursuant to the MBCA and the Anchor Articles, a director will not be personally liable to Anchor or its shareholders for monetary damages for breach of fiduciary duty, except for (i) any breach of the director’s duty of loyalty to Anchor or its shareholders, (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 302A.559 of the MBCA, which relates to illegal distributions or Section 80A.76 of the Minnesota statutes, which relates to violations of Minnesota securities laws, (iv) any transaction from which the director derives an improper personal benefit, or (v) for any act or omission occurring prior to the effective date of the personal liability of directors provision of the Anchor Articles. The Anchor Articles provides that no amendment to or repeal of the personal liability of directors provision of the Anchor Articles shall apply to or have any effect on the liability or alleged liability of any director of Anchor for or with respect to any acts or omissions of such director occurring prior to such amendment.

Indemnification of Directors, Officers and Employees

Under the IBCL, an Indiana corporation may indemnify an individual made a party to a proceeding because the individual is or was a director against liability incurred in the proceeding if (i) the individual’s conduct was in good faith, (ii) the individual reasonably believed, in the	Under the Anchor Bylaws and Articles, subject to the limitations of applicable federal banking laws and regulations, the corporation shall indemnify a person made a party or threatened to be made a party to a type of proceeding by reason of the former or present case of conduct in the individual’s official capacity with the corporation, that the individual’s conduct was in the best interests of the corporation, and in all other cases, that the individual’s conduct was at least not opposed to the corporation’s best interests, and (iii) in the case of any criminal proceeding, the individual either had reasonable cause to believe that the individual’s conduct was lawful, or the individual had no reasonable cause to believe that the individual’s conduct was unlawful.

Unless limited by its articles of incorporation, a corporation must indemnify a director who was wholly successful, on the merits or otherwise, in the defense of any proceeding to which the director was a party because the director is or was a director of the corporation against reasonable expenses incurred by the director in defense of the proceeding. In addition, unless limited by its articles of incorporation, an officer of a corporation, whether or not a director, is entitled to mandatory indemnification to the same extent as a director, and a corporation may also indemnify and advance expenses to an officer, employee or agent to the same extent as to a director.

The Old National Articles and Old National By-Laws provide that every person who is or was a director, officer or employee of Old National or any other corporation for which he or she is or was serving in any capacity at the request of Old National shall be indemnified by Old National against any and all liability and expense that may be incurred by him or her in connection with, resulting from, or arising out of any claim, action, suit or proceeding, provided that the person is wholly successful with respect to the claim, action, suit or proceeding, or acted in good faith in what he reasonably believed to be in or not opposed to the best interests of Old National or any other corporation for which he or she is or was serving in any capacity at the request of Old National. Old National will also indemnify each director, officer and employee acting in such capacity in connection with criminal proceedings provided the director, officer or employee had no reasonable cause to believe that his or her conduct was unlawful. The indemnification by Old National extends to attorney fees, disbursements, judgments, fines, penalties or settlements. Old National may also advance expenses or undertake the defense of a director, officer or employee upon receipt of an undertaking by such person to repay such expenses if it should ultimately be determined that he or she is not entitled to indemnification.

official capacity of the person (“Covered Person”), against penalties, judgments, fines, settlements and reasonable expenses (including attorneys’ fees and disbursements) incurred by the Covered Person in connection with such proceeding, if with respect to the acts or omissions of the Covered Person complained of in the proceeding, such Covered Person (i) has not been indemnified by another organization or employee benefit plan; (ii) acted in good faith; (iii) received no improper personal benefit, and, in the case of a director, disclosed any material financial interest; (iv) had no reason to believe the conduct was unlawful in the case of a criminal proceeding; and (v) reasonably believed that the conduct was in (or not opposed to) Anchor’s best interests.

Under the Anchor Articles, subject to the limitations of applicable federal banking laws and regulations, Anchor shall pay or reimburse reasonable expenses (including attorneys’ fees and disbursements) incurred by a Covered Person in advance of the final disposition of the proceeding, if Anchor receives, in writing, (i) an affirmation by Covered Person of the Covered Person’s good faith belief that the Covered Person meets the criteria for indemnification set forth in the MBCA; and (ii) an undertaking by the Covered Person to repay such amount if it is ultimately determined that the Covered Person did not meet the criteria for indemnification set forth in the MBCA; and Anchor determines that the facts, as then known to those making the determination, do not preclude indemnification.

Under the Anchor Bylaws, subject to the limitations of applicable federal banking laws and regulations, Anchor may purchase insurance on behalf of any person who is or was a director, officer, employee or agent of Anchor, or is or was serving at the request of Anchor as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against liability asserted against him or her and incurred by such person in any such capacity or arising out of such person’s status as such, whether or not Anchor would have the power to indemnify such person against such liability under the MBCA.

In order for a director, officer or employee to be entitled to indemnification, the person must be wholly successful with respect to such claim or either the board of directors of Old National acting by a quorum consisting of directors who are not parties to, or who have been wholly successful with respect to such claim, action, suit or proceeding, or independent legal counsel must determine that the director, officer or employee has met the standards of conduct required by the Old National Articles.

The IBCL permits Old National to purchase insurance on behalf of its directors, officers, employees and agents against liabilities arising out of their positions with Old National, whether or not such liabilities would be within the above indemnification provisions. Pursuant to this authority, Old National maintains such insurance for the directors, officers and employees of Old National and any subsidiary of Old National.

Advance Notice Requirements for Presentation of Business and Nominations of Directors at Annual Meetings of Shareholders

The Old National By-Laws provide that nominations for the election of directors may be made only by the board of directors following the recommendation of the Old National Corporate Governance and Nominating Committee. The Committee will consider candidates for election suggested by shareholders, subject to the suggestions having been made in compliance with the requirements set forth in Article IV, Section 9 of the Old National By-Laws.

Additionally, shareholders may submit proposals for business to be considered at Old National’s annual meeting of shareholders, and include those proposals in Old National’s proxy statement and form of proxy delivered to shareholders, in accordance with the requirements of Rule 14a-8 of Regulation 14A promulgated under the Securities Exchange Act of 1934.

The Anchor Bylaws provide that for nominations for the election of directors to be properly brought before an annual meeting of shareholders by a shareholder, the shareholder must comply with the notice procedures set forth in Article II, Section 12 of the Anchor Bylaws. The notice must contain the name(s) and address(es) of the proposing shareholder, and the classes and number of shares of capital stock of Anchor held by the proposing shareholder, and (i) the name, age, business, and residence address of the candidate for election as director; (ii) the principal occupation or employment of the candidate; and (iii) the class and number of shares of Anchor beneficially owned by the candidate.

Additionally, shareholders may submit proposals for business to be considered at Anchor’s annual meeting of shareholders if the Shareholder complies with the notice requirements set forth in Article II, Section 12 of the Anchor Bylaws. The notice must contain the name(s) and address(es) of the proposing shareholder, and the classes and number of shares of capital stock of the corporation held by the proposing shareholder, and a brief description of the business desired to be brought before the meeting and the material interest of the proposing shareholder in such proposal.

Special Meetings of Shareholders

The Old National By-Laws provide that special meetings of shareholders may be called by the board of directors, the Chairman of the Board, the Chief Executive Officer or the President of Old National, and shall be called by the Chairman of the Board, the Chief Executive Officer, the President or the Secretary at the written request of a majority of the members of the board of directors or upon delivery to Old National’s Secretary of a signed and dated written demand for a special meeting from the holders of at least 25% of all the votes entitled to be cast on any issue proposed to be considered at the proposed special meeting.	The Anchor Bylaws provide that special meetings of shareholders may be called by the chief executive officer, chairman of the board, the president, two or more directors, or one or more shareholders holding at least 10% of the voting power of all shares entitled to vote, except that for any meeting for the purpose of considering any action related to a business combination, including an action to change or otherwise affect the composition of the board for such purpose, must be called by 25% or more of the voting power of all shares entitled to vote. Only business within the purpose or purposes described in the notice or executed waiver of notice may be conducted at a special meeting of the shareholders.

Shareholder Action Without a Meeting

The Old National Articles provide that any action required or permitted to be taken at any meeting of the shareholders may be taken without a meeting if a consent in writing setting forth the action is signed by all the shareholders entitled to vote with respect to it, and the consent is filed with the minutes of the proceedings of the shareholders.	The Anchor Bylaws provide that any action required or permitted to be taken at any annual or special meeting of shareholders may be taken without a meeting by written action signed, or consented to by authenticated electronic communication, by all of the shareholders entitled to vote on the action.

Amendment of Articles of Incorporation and By-laws

The IBCL generally requires the approval of at least a majority of a quorum of shareholders present at a shareholders’ meeting (and, in certain cases, a majority of all shares held by any voting group entitled to vote) for amendments to an Indiana corporation’s articles of incorporation. However, the IBCL permits a corporation in its articles of incorporation to specify a higher shareholder vote requirement for certain amendments. Certain provisions of the Old National Articles may only be altered, amended or repealed by the affirmative vote of the holders of not less than 80% of the outstanding shares of Old National common stock, given at a meeting of shareholders duly called for that purpose, upon a proposal adopted and recommended by the vote of two-thirds (2/3) of the entire board of directors of Old National. These provisions include Article VIII, Section 11 (relating to the approval of certain business combinations), Article VIII, Section 12 (relating to the board’s consideration of certain non-financial factors in the evaluation of business combinations) and Article VIII, Section 13 (relating to limitations on further purchases of shares by shareholders who own 15% or more of Old National’s outstanding shares).

Under the MBCA, amendments to the Articles may be proposed by any holder or holders of 3% or more of the voting power of the shares that must then be submitted for shareholder vote at the next regular or special meeting of the shareholders.

Anchor’s Bylaws provide that unless otherwise provided by the Articles, the Bylaws, or the MBCA, the shareholders may adopt, amend, or repeal Bylaws, and, subject to the rights of shareholders under and any limitations imposed by the MBCA, the Board may adopt, amend, or repeal Bylaws.

The Old National Articles and the Old National By-Laws provide that the Old National By-Laws may only be altered, amended or repealed by a majority vote of the total number of directors of Old National.

Business Combination Restrictions and Other Shareholder Limitations

Business Combinations

The Old National Articles require the affirmative vote of not less than 80% of the outstanding shares of Old National common stock to approve certain business combinations, including a merger or consolidation of Old National with or into any other corporation, which are not approved and recommended by the vote of two-thirds (2/3) of the entire board of directors of Old National. All other business combinations require the affirmative vote of a majority of the outstanding shares of Old National common stock. This provision of the Old National Articles may not be altered, amended or repealed except by the affirmative vote of the holders of not less than 80% of the outstanding shares of Old National common stock, given at a meeting of shareholders duly called for that purpose, upon a proposal adopted and recommended by the vote of two-thirds (2/3) of the entire board of directors of Old National.

In taking or declining to take any action or in making any recommendation to a corporation’s shareholders with respect to any matter, the IBCL provides that directors of Indiana corporations, in their discretion, may consider both the short-term and long-term interests of the corporation, taking into account and weighing, as the directors deem appropriate, the effects of such action or inaction on the corporation’s shareholders and other constituencies as well as certain interests described in the IBCL and any other factors the directors consider relevant. The Old National Articles require the board of directors, in connection with exercising its business judgment in determining what is in the best interests of Old National and its shareholders when evaluating a business combination or a tender or exchange offer, consider factors in addition to the adequacy of the financial consideration, such as the following factors and any other factors it deems relevant: the social and economic effects of the transaction on Old National and its subsidiaries, depositors, loan and other customers, creditors and other elements of the communities in which Old National and its subsidiaries operate or are located; the business and financial condition and earning prospects of the acquiring person or entity, including,

Business Combinations

The MBCA contains a business combination provision which is intended to discourage takeovers in which the acquiring shareholder incurs substantial debt to finance the acquisition, eliminates the remaining shareholders’ equity, and then disposes of the corporation’s assets to pay off the acquisition financing. The Anchor Articles expressly provide that Anchor shall not be subject to the provisions of Section 302A.673.

but not limited to, debt service and other existing or likely financial obligations of the acquiring person or entity, and the possible effect of such conditions upon Old National and its subsidiaries and the other elements of the communities in which Old National and its subsidiaries operate or are located; and the competence, experience and integrity of the acquiring person or entity and its management. This provision of the Old National Articles may not be altered, amended or repealed except by the affirmative vote of the holders of not less than 80% of the outstanding shares of Old National common stock, given at a meeting of shareholders duly called for that purpose, on a proposal adopted and recommended by the vote of two-thirds (2/3) of the entire board of directors of Old National.

The inclusion of the foregoing requirement in the Old National Articles, as well as the flexibility provided to directors under the IBCL to consider non-financial factors and other interests in connection with the evaluation of a business combination transaction, may place the Old National board of directors in a stronger position to oppose a business combination transaction if the board concludes that the transaction would not be in the best interests of Old National and its shareholders, even if the price offered in connection with the proposed business combination is significantly greater than the then market price of Old National’s common stock. Accordingly, it may be more difficult for an acquirer to gain control of Old National in a transaction not approved by its boards of directors.

Under the business combinations provision of the IBCL, any shareholder who acquires a 10%-or-greater ownership position in an Indiana corporation with a class of voting shares registered under Section 12 of the Securities Exchange Act of 1934 (and that has not opted-out of this provision) is prohibited for a period of five years from completing a business combination (generally a merger, significant asset sale or disposition or significant issuance of additional shares) with the corporation unless, prior to the acquisition of such 10% interest, the board of directors of the corporation approved either the acquisition of such interest or the proposed business combination. If such board approval is not obtained, then five years after a 10% shareholder has become such, a business combination with the 10% shareholder is permitted if all provisions of the articles of incorporation of the corporation are complied with and either a majority of disinterested shareholders approves the transaction or all shareholders receive a price per share determined in accordance with the fair price criteria of the business combinations provision of the IBCL.

An Indiana corporation may elect to remove itself from the protection provided by the Indiana business combinations provision, but such an election remains ineffective for 18 months and does not apply to a combination with a shareholder who acquired a 10% ownership position prior to the election. Old National has not elected to remove itself from the protections of this provision.

Control Share Acquisitions

The IBCL includes a “control share acquisition” provision. Under the control share acquisition provision, unless otherwise provided in the corporation’s articles of incorporation or by-laws, if a shareholder acquires shares of the corporation’s voting stock (referred to as control shares) within one of several specified ranges (one-fifth or more but less than one-third, one-third or more but less than a majority, or a majority or more), approval of a majority of the disinterested shareholders must be obtained before the acquiring shareholder may vote the control shares. Under certain circumstances, including in the event that shareholder approval is not obtained, the shares held by the acquirer may be redeemed by the corporation at the fair value of the shares as determined by the control share acquisition provision. Old National is subject to the control share acquisition provision. The control share acquisition provision does not apply to a plan of merger or share exchange if the corporation complies with the applicable merger provisions and is a party to the plan of merger or plan of share exchange.

Control Share Acquisitions

The MBCA contains a control share acquisition provision which generally limits the voting rights of a person acquiring a substantial percentage of a corporation’s voting shares, unless a majority of disinterested voting shareholders approve full voting rights for the acquiring person. The Anchor Articles expressly provide that Anchor shall not be subject to the control share acquisition provision, found in Section 302A.671 of the MBCA.

Limitations on Significant Shareholders

The Old National Articles provide that shareholders who acquire 15% of the outstanding Old National common stock and who seek to acquire, directly or indirectly, additional shares of common stock in connection with a tender or exchange offer, open market purchase or business combination must offer and pay for such additional shares a consideration that is at least equal to the highest percent over market value paid to acquire Old National common stock then held by such person. Any purchases of shares in violation of this provision are null and void. This provision of the Old National Articles may not be altered, amended or repealed except by the affirmative vote of the holders of not less than 80% of the outstanding shares of Old National common stock, given at a meeting of shareholders duly called for that purpose, upon a proposal adopted and recommended by the vote of two-thirds (2/3) of the entire board of directors of Old National.

Limitations on Significant Shareholders Neither the Anchor Articles nor the Anchor Bylaws contain limitations on significant shareholders.

Appraisal and Dissenters’ Rights

Under the IBCL, shareholders who dissent from a merger or similar transaction can exercise dissenters’ rights except (i) with respect to shares of any class or series of stock that are “covered securities” under Section 18(b)(1)(A) or (B) of the Securities Act of 1933, or (ii) if they were not entitled to vote on the merger. As a result, shareholders of Old National will not be afforded dissenters’ rights as long as the Old National common stock continues to be listed on a national securities exchange.	Under the MBCA, shareholders are entitled to dissent and obtain payment of fair value of the shareholder’s shares in the event of (i) an amendment to the articles of incorporation that materially and adversely affects rights or preferences of the dissenter’s shares, unless otherwise provided in the articles of incorporation; (ii) a sale, lease, transfer or other disposition of property and assets of the corporation that requires shareholder approval; (iii) a plan of merger; (iv) a plan of exchange where the corporation’s shares will be acquired by the acquiring organization; (v) a plan of conversion that is adopted and becomes effective; (vi) an amendment to the articles of incorporation in connection with a class or series that reduces the number of shares of the class or series owned by the shareholder to a fraction of a share if the corporation exercises its right to repurchase the fractional share so created; or (vii) any other corporate action taken pursuant to a shareholder vote if the articles of incorporation, bylaws, or a resolution of the board of directors provide that shareholders are entitled to dissent and obtain payment.

UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

General. The following is a summary of the anticipated United States federal income tax consequences of the Merger generally applicable to a U.S. Holder (as defined below) of Anchor common stock with respect to the exchange of Anchor common stock for Old National common stock and cash pursuant to the Merger. This discussion assumes that U.S. Holders hold their Anchor common stock as capital assets within the meaning of section 1221 of the Code. This summary is based on the Code, Treasury Regulations, judicial decisions and administrative pronouncements, each as in effect as of the date of this proxy statement and prospectus. All of the foregoing are subject to change at any time, possibly with retroactive effect, and all are subject to differing interpretation. No advance ruling has been sought or obtained from the IRS regarding the United States federal income tax consequences of the Merger. As a result, no assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax consequences set forth below.

This summary does not address any tax consequences arising under United States federal tax laws other than United States federal income tax laws, nor does it address estate or gift tax laws, excise tax or the laws of any state, local, foreign or other taxing jurisdiction, nor does it address any aspect of income tax that may be applicable to non-U.S. Holders of Anchor common stock, nor does it address any tax imposed on net investment income under Section 1411 of the Code. In addition, this summary does not address all aspects of United States federal income taxation that may apply to U.S. Holders of Anchor common stock in light of their particular circumstances or U.S. Holders that are subject to special rules under the Code, such as holders of Anchor common stock that are partnerships or other pass-through entities (and persons holding their Anchor common stock through a partnership or other pass-through entity), persons who acquired shares of Anchor common stock as a result of the exercise of employee stock options or otherwise as compensation or through a tax-qualified retirement plan, persons subject to the alternative minimum tax, tax-exempt organizations, financial institutions, broker-dealers, traders in securities that have elected to apply a mark to market method of accounting, insurance companies, persons having a “functional currency” other than the U.S. dollar, investment funds, regulated investment companies, real estate investment trusts, U.S. expatriates, former long term U.S. residents, and persons holding their Anchor common stock as part of a straddle, hedging, synthetic security, constructive sale or as a conversion or other integrated or risk reduction transaction.

For purposes of this summary, a “U.S. Holder” is a beneficial owner of Anchor common stock that is for United States federal income tax purposes:

•	an individual that is a United States citizen or resident alien;

•	a corporation, or other entity taxable as a corporation for United States federal income tax purposes, created or organized under the laws of the United States or any state therein or the District of Columbia;

•	a trust if (1) it is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust, or (2) it was in existence on August 20, 1996 and has a valid election in effect under applicable Treasury Regulations to be treated as a United States person; or

•	an estate, the income of which is subject to United States federal income taxation regardless of its source.

If a partnership (including an entity treated as a partnership for United States federal income tax purposes) holds Anchor common stock, the tax treatment of a partner in the partnership will generally depend on the status of such partner and the activities of the partnership. Partners in a partnership holding Anchor common stock should consult their tax advisors.

Old National and Anchor intend the Merger to qualify as a reorganization within the meaning of Section 368(a) of the Code. The obligations of Old National and Anchor to consummate the Merger are conditioned upon the receipt of an opinion from Krieg DeVault to the effect that the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Code.

In the opinion of Krieg DeVault, the Merger will be treated as a transaction that qualifies as a “reorganization” within the meaning of Section 368(a) of the code, with the tax consequences described below. This opinion was and will be based on facts, assumptions and representations set forth or referred to in the opinions and those made by Old National and Anchor, as well as certain covenants, procedures and undertakings by Old National and Anchor including the assumption that the Merger will be completed in the manner described in the Merger Agreement and this proxy statement and prospectus.

Exchange of Anchor Common Stock for Old National Common Stock and Cash. Anchor shareholders will exchange all of their Anchor common stock for a combination of Old National common stock and cash in the Merger. Accordingly, shareholders will generally recognize gain (but not loss) in an amount equal to the lesser of (i) the amount of cash received in the Merger; and (ii) the holder’s gain realized (i.e., the excess, if any, of (a) the sum of the amount of cash and the fair market value of the shares of the Old National common stock received in the Merger above (b) the Anchor shareholder’s aggregate tax basis in its shares of Anchor common stock surrendered in such exchange.

Any gain recognized upon receipt of a combination of stock and cash will be capital gain unless the Anchor shareholder’s receipt of cash has the effect of a distribution of a dividend, in which case the gain will be treated as ordinary income to the extent of the holder’s ratable share of Anchor’s accumulated earnings and profits, as calculated for United States federal income tax purposes. For purposes of determining whether an Anchor shareholder’s receipt of cash has the effect of a distribution of a dividend, the Anchor shareholder will be treated as if such holder first exchanged all of such holder’s Anchor common stock solely in exchange for shares of Old National common stock and then Old National immediately redeemed a portion of that stock for the cash that the holder actually received in the Merger (referred to herein as the “deemed redemption”). Receipt of cash will generally not have the effect of a dividend to the Anchor shareholder if such receipt is, with respect to the Anchor shareholder, “not essentially equivalent to a dividend” or “substantially disproportionate” with respect to a holder. The deemed redemption generally will be “substantially disproportionate” with respect to an Anchor shareholder if the percentage of the outstanding Old National common stock that the holder actually and constructively owns immediately after the deemed redemption is less than 80% of the percentage of the outstanding Old National common stock that the holder is deemed actually and constructively to have owned immediately before the deemed redemption (and after the deemed redemption the holder actually or constructively owns less than 50% of the voting power of the outstanding Old National common stock). In order for the deemed redemption to be “not essentially equivalent to a dividend,” the deemed redemption must result in a “meaningful reduction” in the shareholder’s deemed percentage stock ownership of Old National following the Merger. The determination generally requires, based on the facts and circumstances, a comparison of the percentage of the outstanding stock of Old National the shareholder is considered to have owned immediately before the deemed redemption to the percentage of the outstanding stock of Old National the shareholder owns immediately after the deemed redemption. The IRS has indicated in rulings that any reduction in the interest of a minority shareholder that owns a small number of shares in a publicly and widely held corporation and that exercises no control over corporate affairs would result in capital gain (as opposed to dividend) treatment.

For purposes of applying the foregoing tests, a shareholder will be deemed to own the stock the shareholder actually owns and the stock the shareholder constructively owns under the attribution rules of Section 318 of the Code. Under Section 318 of the Code, a shareholder will be deemed to own the shares of stock owned by certain family members, by certain estates and trusts of which the shareholder is a beneficiary, and by certain affiliated entities, as well as shares of stock subject to an option actually or constructively owned by the shareholder or such other persons. If, after applying these tests, the deemed redemption results in a capital gain, the capital gain will be long-term if the Anchor shareholder’s holding period for its Anchor common stock is more than one year as of the effective time of the Merger. If, after applying these tests, the deemed redemption results in the gain recognized by an Anchor shareholder being classified as a dividend, such dividend will be treated as either ordinary income or qualified dividend income. Qualified dividend income is generally afforded favorable tax treatment. U.S. Holders should consult their tax advisors regarding the manner and the extent to which the aforementioned rules apply in their particular circumstances.

Any gain treated as qualified dividend income will be taxable to individual Anchor shareholders at the long-term capital gains rate, provided that the shareholder held the shares giving rise to such income for more than 60 days during the 121 day period beginning 60 days before the closing date. The determination as to whether an Anchor shareholder will recognize a capital gain or dividend income as a result of such holder’s exchange of Anchor common stock for a combination of Old National common stock and cash in the Merger is complex and is determined on a shareholder-by-shareholder basis. Accordingly, each Anchor shareholder is urged to consult such shareholder’s own tax advisor with respect to this determination.

An Anchor shareholder’s aggregate tax basis in the Old National common stock received in the Merger will be equal to the shareholder’s aggregate tax basis in such shareholder’s Anchor common stock surrendered, decreased by the amount of cash received and increased by the amount of any gain recognized (regardless of whether such gain is classified as capital gain or as dividend income as discussed above). An Anchor shareholder’s holding period for Old National common stock received in the Merger will include the holding period of the Anchor common stock surrendered in the Merger.

Backup Withholding and Information Reporting. Payments of cash to a holder of Anchor common stock may, under certain circumstances, be subject to information reporting and backup withholding at a rate of 28% of the cash payable to the holder, unless the holder provides proof of an applicable exemption or furnishes such holder’s taxpayer identification number, and otherwise complies with all applicable requirements of the backup withholding rules. Any amounts withheld from payments to a holder under the backup withholding rules do not constitute a payment of an additional tax, but will be allowed as a refund or credit against the holder’s United States federal income tax liability, provided the required information is timely furnished to the Internal Revenue Service.

A U.S. Holder of Anchor common stock, as a result of having received Old National common stock in the Merger, will be required to retain records pertaining to the Merger. In addition, each U.S. Holder of Anchor common stock who is a “significant holder” will be required to file a statement with such holder’s U.S. federal income tax return in accordance with Treasury Regulations section 1.368-3(b) setting forth such holder’s basis in the Anchor common stock surrendered and the fair market value of the Old National common stock and cash received in the Merger. A “significant holder” is a holder of Anchor common stock who, immediately before the Merger, owned at least 5% of the vote or value of the outstanding stock of Anchor or securities of Anchor with a basis for federal income taxes of at least $1 million.

The preceding discussion is intended only as a summary of United States federal income tax consequences of the Merger. It is not a complete analysis or discussion of all potential tax effects that may impact you. Thus, Anchor shareholders should consult their own tax advisors as to the specific tax consequences to them that result from the Merger, including tax return reporting requirements, the implications and effect of federal, state, local, and other applicable tax laws and the effect of any proposed or prospective changes in the tax laws.

PROPOSAL 2 — ADJOURNMENT OF THE SPECIAL MEETING

The shareholders of Anchor are being asked to approve a proposal to adjourn or postpone the special meeting to permit further solicitation of proxies in the event that an insufficient number of shares is present in person or by proxy to approve the Merger Agreement.

Under the MBCA and the Anchor Articles, the affirmative vote of the holders of at least a majority of the voting power of all outstanding shares of Anchor stock entitled to vote is required to approve the Merger Agreement. It is rare for a company to achieve 100% (or even 90%) shareholder participation at an annual or special meeting of shareholders, and only holders of a majority of the outstanding shares of voting stock of Anchor are required to be represented at the special meeting, in person or by proxy, for a quorum to be present. In the event that shareholder participation at the special meeting is lower than expected, Anchor would like the flexibility to postpone or adjourn the meeting in order to attempt to secure broader shareholder participation. If Anchor desires to adjourn the special meeting, Anchor will request a motion that the special meeting be adjourned, and delay the vote on the proposal to approve the Merger Agreement until the special meeting is reconvened. If Anchor adjourns the special meeting for 120 days or less and announces at the special meeting the date, time and location at which the special meeting will be reconvened, Anchor will not set a new record date or issue any other notice.

Any adjournment will permit Anchor to solicit additional proxies and will permit a greater expression of the views of Anchor shareholders with respect to the Merger. Such an adjournment would be disadvantageous to shareholders who are against the proposal to approve the Merger Agreement because an adjournment will give Anchor additional time to solicit favorable votes and increase the chances of approving that proposal. Anchor has no reason to believe that an adjournment of the special meeting will be necessary at this time.

The Anchor board of directors unanimously recommends that Anchor shareholders vote “FOR” approval of the Adjournment Proposal.

ANCHOR BUSINESS

Anchor is a bank holding company incorporated under the laws of the State of Minnesota and headquartered in St. Louis Park, Minnesota. Anchor is privately held and its shares are not traded on any national or regional securities exchange and are not quoted on any over-the-counter market. Anchor’s subsidiaries include Anchor Bank, and six trusts, formed for the purpose of issuing trust preferred securities. As of June 30, 2017, on a consolidated basis, Anchor had total assets of $2.1 billion, total loans of $1.6 billion, total deposits of $1.7 billion, and total shareholders’ equity of $180.7 million. For a more complete summary of the financial condition and performance of Anchor, see “Selected Consolidated Financial Data of Anchor.”

Anchor Bank is one of the largest community banks in Minnesota, providing personal banking, business banking, cash management and private banking services to businesses and individuals from 18 banking locations throughout the Twin Cities and in Mankato, Minnesota. Anchor Bank is a nationally-chartered bank with its main office located in St. Paul, Minnesota. Anchor Bank’s principal business embraces a traditional community bank philosophy, as it accepts and services deposit account holders from its markets and uses those deposits to make loans to customers within these same markets. Anchor Bank offers comprehensive banking services to the commercial, industrial and individual clients that it serves. Anchor Bank’s market areas include the Minneapolis/St. Paul metropolitan area and Mankato, Minnesota and surrounding areas, and its primary target customers are businesses with annual sales up to $100.0 million. Anchor Bank originates commercial and industrial, owner and non-owner occupied commercial real estate, multifamily residential property and land loans and also originates residential first and second mortgage (e.g., home equity lines of credit) loans. In addition to offering traditional deposit accounts, including checking, savings and certificate of deposit accounts for both consumers and businesses located within the Bank’s market areas, Anchor Bank also offers extensive cash management services to its business customers. Funds for lending activities are provided principally by deposits and, to a lesser extent, Federal Home Loan Bank advances and other borrowings. Anchor Bank primarily derives its income from interest earned on loans and investments, depository and cash management service charges, gains on the sale of residential first mortgage and SBA guaranteed loans and investment advisory fees. Anchor Bank has a number of subsidiaries formed to hold and liquidate collateral acquired by Anchor Bank through its normal operations. The assets and earnings of Anchor Bank represent substantially all of the consolidated assets, earnings and operations of Anchor.

Anchor’s principal executive office is located at 1600 Utica Avenue South, Suite 400, St. Louis Park, Minnesota 55416. The telephone number for Anchor is (952) 476-5245.

ANCHOR MARKET FOR COMMON STOCK AND DIVIDENDS

The outstanding shares of Anchor common stock are privately held and are not traded on any national or regional securities exchange and are not quoted on any over-the-counter market. The last transaction known by Anchor’s management to occur prior to the date of this proxy statement and prospectus was on September 15, 2017 and the sales price was $14.11 per share. The following table sets forth the cash dividends declared per share for the periods indicated for Anchor common stock.

Quarter Data	Dividend Declared
First quarter 2015	$0.10
Second quarter 2015	0.10
Third quarter 2015	0.10
Fourth quarter 2015	0.10

First quarter 2016	$0.11
Second quarter 2016	0.11
Third quarter 2016	0.11
Fourth quarter 2016	0.12

First quarter 2017	$0.12
Second quarter 2017	0.12
Third quarter (through September 25, 2017)	0.2062

On August 7, 2017, the trading day immediately prior to the public announcement date of the Merger Agreement, the closing price of Old National common stock was $16.45. On September 25, 2017, the last practicable trading day prior to the mailing date of this proxy statement and prospectus, the closing price of Old National common stock was $17.60.

Anchor shareholders are urged to obtain current market quotations for shares of Old National common stock and to review carefully the other information contained in this proxy statement and prospectus or incorporated by reference into this proxy statement and prospectus in considering whether to approve the Merger Agreement. The market price of Old National common stock will fluctuate between the date of this proxy statement and prospectus and the date of completion of the Merger. No assurance can be given concerning the market price of Old National common stock before or after the effective time of the Merger. Changes in the market price of Old National common stock prior to the completion of the Merger will affect the market value of the Merger Consideration that Anchor shareholders will receive upon completion of the Merger.

ANCHOR SECURITY OWNERSHIP

Common Stock Ownership

Listed below are the shareholders known by Anchor to have been the beneficial owners of more than 5% of the outstanding shares of Anchor common stock as of the record date:

Name and Address of Beneficial Owner	Shares Beneficially Owned (1)	Percent of Class
Gentwo LLLP (2)	8,286,020	71.1%

(1)	Includes shares as to which such person, directly or indirectly, has or shares voting power or dispositive power with respect to the security.
(2)	Messrs. Carl Jones, Christopher Jones and Richard McMahon are the general partners of Gentwo LLLP. Any voting or disposition of the securities held by Gentwo LLLP requires approval by at least two of the three general partners. Messrs. Carl Jones and Christopher Jones and Ms. Helen Jones, together with their family members, are beneficial owners of Gentwo LLLP. The address for Gentwo LLLP is c/o Carl Jones, Anchor Bancorp, Inc., 1600 Utica Park South, Suite 400, St. Louis Park, Minnesota 55416.

Directors and Executive Officers

The following table sets forth information concerning the number of shares of Anchor common stock beneficially owned as of the record date by Anchor’s directors and executive officers and all of Anchor’s directors and executive officers as a group.

The address for each shareholder listed in the table below is c/o Anchor Bancorp, Inc., 1600 Utica Park South, Suite 400, St. Louis Park, Minnesota 55416.

Name	Shares Beneficially Owned (1)		Percent of Class
August J. Aquila	50,117	(2)	*
Dennis P. Barrett	234,636		2.01%
Kenneth Bezdicek	72,970		*
Richard D. Bliss	56,900	(3)	*
Jeffrey Boelsen	8,079		*
Thomas H. Farnham	29,008	(4)	*
Jeffrey A. Hawkins	114,049		*
Carl W. Jones	98,254	(5)	*
Christopher W. Jones	58,000	(6)	*
Helen N. Jones	54,000	(7)	*
Craig J. Kalscheur	4,089	(8)	*
Cynthia Lesher	18,433	(9)	*
Richard A. McMahon	216,058		1.85%
Margaret S. Murphy	36,236		*
Dennis R. Nisler	119,484	(10)	1.02%
All Directors & Executive Officers as a group (15 persons)	1,170,313	(11)	10.04%

*	Denotes percentage is less than 1%.
(1)	Includes shares as to which such person, directly or indirectly, has or shares voting power or dispositive power with respect to the security. Includes shares as to which the person has a right to acquire beneficial ownership within 60 days.
(2)	Includes 17,906 shares held in an individual retirement account for the benefit of Mr. Aquila as to which he maintains voting power, and 32,211 shares held directly.
(3)	Includes 27,500 shares held by Mr. Bliss’ spouse and 29,400 shares held directly.

(4)	Includes 27,100 shares held directly and 1,908 shares that may be purchased prior to the effective time of the Merger.
(5)	Includes 14,040 shares held by Mr. Carl Jones’ spouse, 8,125 shares held in an individual retirement account maintained for the benefit of Mr. Jones as to which he maintains voting power, and 76,089 shares held directly. Messrs. Carl Jones and Christopher Jones and Ms. Helen Jones, together with their family members, are beneficial owners of Gentwo LLLP, which owns 8,268,020 shares of Anchor common stock.
(6)	Includes 8,000 shares held by Mr. Christopher Jones’ spouse and 50,000 shares held directly. Messrs. Carl Jones and Christopher Jones and Ms. Helen Jones, together with their family members, are beneficial owners of Gentwo LLLP, which owns 8,268,020 shares of Anchor common stock.
(7)	Messrs. Carl Jones and Christopher Jones and Ms. Helen Jones, together with their family members, are beneficial owners of Gentwo LLLP, which owns 8,268,020 shares of Anchor common stock.
(8)	Includes 89 shares held directly and 4,000 shares that may be purchased prior to the effective time of the Merger.
(9)	Includes 18,433 shares held directly.
(10)	Includes 85,061 shares held in an individual retirement account for the benefit of Mr. Nisler as to which he maintains voting power, and 34,423 shares held directly.
(11)	Includes an aggregate of 5,908 shares which may be purchased by certain directors and executive officers prior to the effective time of the Merger.

Voting Preferred Stock Ownership

Listed below are the shareholders known by Anchor to have been the beneficial owners of more than 5% of the outstanding shares of Anchor Voting Preferred Stock as of the record date:

Name and Address of Beneficial Owner	Shares Beneficially Owned (1)	Percent of Class
Anchor Bancorp, Inc. Voting Preferred Stock Trust No. 1 (2)	1,484,220	69.03%
Anchor Bancorp, Inc. Voting Preferred Stock Trust No. 2 (2)	665,780	30.97

(1)	Includes shares as to which such person, directly or indirectly, has or shares voting power or dispositive power with respect to the security.
(2)	Each of Anchor Bancorp, Inc. Voting Preferred Stock Trust No. 1 and Anchor Bancorp, Inc. Voting Preferred Stock Trust No. 2 is managed by eight trustees. Messrs. Carl Jones, Christopher Jones, Richard McMahon and Richard Bliss and Ms. Helen Jones serve as trustees of each of the trusts. Any voting or disposition of the securities held by each trust requires approval by at least a majority of the eight trustees. Messrs. Carl Jones and Christopher Jones and Ms. Helen Jones, together with their family members, are beneficial owners of Anchor Bancorp, Inc. Voting Preferred Stock Trusts No. 1 and No. 2. The address for Anchor Bancorp, Inc. Voting Preferred Stock Trusts No. 1 and No. 2 is c/o Carl Jones, Anchor Bancorp, Inc., 1600 Utica Park South, Suite 400, St. Louis Park, Minnesota 55416.

Class A1 Preferred Stock Ownership

Listed below are the shareholders known by Anchor to have been the beneficial owners of more than 5% of the outstanding shares of Anchor Class A1 Preferred Stock as of the record date:

Name and Address of Beneficial Owner	Shares Beneficially Owned (1)	Percent of Class
Gentwo Preferred LLLP (2)	64,813	99.23%

(1)	Includes shares as to which such person, directly or indirectly, has or shares voting power or dispositive power with respect to the security.

(2)	Messrs. Carl Jones, Christopher Jones and Richard McMahon are the general partners of Gentwo Preferred LLLP. Any voting or disposition of the securities held by Gentwo Preferred LLLP requires approval by at least two of the three general partners. Messrs. Carl Jones and Christopher Jones and Ms. Helen Jones, together with their family members, are beneficial owners of Gentwo Preferred LLLP. The address for Gentwo Preferred LLLP is c/o Carl Jones, Anchor Bancorp, Inc., 1600 Utica Park South, Suite 400, St. Louis Park, Minnesota 55416.

EXPERTS

The consolidated financial statements of Old National incorporated herein by reference to Old National’s Annual Report on Form 10-K for the year ended December 31, 2016 have been audited by Crowe Horwath LLP, independent registered public accounting firm (“Crowe”), as set forth in their report thereon and incorporated by reference in this proxy statement and prospectus in reliance upon such report given on the authority of Crowe as experts in accounting and auditing.

LEGAL MATTERS

Certain matters pertaining to the validity of the Old National common stock to be issued in connection with the Merger will be passed upon for Old National by Krieg DeVault LLP, Indianapolis, Indiana. Certain matters pertaining to the United States federal income tax consequences of the Merger will be passed upon for Old National and Anchor by Krieg DeVault LLP.

SHAREHOLDER PROPOSALS FOR NEXT YEAR

Old National

If the Merger is completed, Anchor shareholders will become shareholders of Old National. To be included in Old National’s proxy statement and voted on at Old National’s regularly scheduled 2018 annual meeting of shareholders, shareholder proposals must be submitted in writing by November 6, 2017, to Old National’s Secretary, P.O. Box 718, Evansville, Indiana 47705-0718, which date is 120 calendar days before the date of the release of Old National’s proxy statement for 2018. If notice of any other shareholder proposal intended to be presented at the annual meeting is not received by Old National on or before January 30, 2018, the proxy solicited by the Old National board of directors for use in connection with that meeting may confer authority on the proxies to vote in their discretion on such proposal, without any discussion in the Old National proxy statement for that meeting of either the proposal or how such proxies intend to exercise their voting discretion. Any such proposals will be subject to the requirements of the proxy rules and regulations adopted under the Exchange Act. If the date of the 2018 annual meeting is changed, the dates set forth above may change.

Pursuant to Old National’s By-laws, any shareholder wishing to nominate a candidate for director or propose other business at an annual meeting must give Old National written notice not less 120 days before the meeting, and the notice must provide certain other information as described in the By-laws. Copies of the By-laws are available to shareholders free of charge upon request to Old National’s Secretary.

Anchor

If the Merger occurs, there will be no Anchor annual meeting of shareholders for 2018. In that case, shareholder proposals must be submitted to Old National in accordance with the procedures described above.

If the Merger is not completed, then Anchor will hold an annual meeting in 2018.

WHERE YOU CAN FIND MORE INFORMATION

Old National files annual, quarterly, and current reports, proxy statements, and other information with the SEC. You may read and copy these reports, statements, and other information at the Securities and Exchange Commission’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. You may also obtain copies of this information by mail from the Public Reference Section of the Securities and Exchange Commission, 100 F Street, N.E., Washington, D.C. 20549, at prescribed rates. Old National’s public filings also are available to the public from commercial document retrieval services and on the Internet site maintained by the Securities and Exchange Commission at “http://www.sec.gov.” The reports and other information filed by Old National with the Securities and Exchange Commission are also available at Old National’s website at www.oldnational.com under the heading “Investor Relations,” and then under the heading “Financial Information.” The web addresses of the Securities and Exchange Commission and Old National are included as inactive textual references only. Except as specifically incorporated by reference into the proxy statement and prospectus, information on those web sites is not a part of the proxy statement and prospectus. Shares of Old National common stock are listed on the NASDAQ Global Select Market under the symbol “ONB.”

Old National has filed with the Securities and Exchange Commission a registration statement on Form S-4 under the Securities Act of 1933 with respect to the common stock of Old National being offered in the Merger. This proxy statement and prospectus, which constitutes part of the registration statement, does not contain all of the information set forth in the registration statement. Parts of the registration statement are omitted from the proxy statement and prospectus in accordance with the rules and regulations of the Securities and Exchange Commission. For further information, your attention is directed to the registration statement. Statements made in this proxy statement and prospectus concerning the contents of any documents are not necessarily complete, and in each case are qualified in all respects by reference to the copy of the document filed with the Securities and Exchange Commission.

The Securities and Exchange Commission allows Old National to “incorporate by reference” the information filed by Old National with the Securities and Exchange Commission, which means that Old National can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this proxy statement and prospectus.

Old National incorporates by reference the documents and information listed below:

(1) Annual Report on Form 10-K for the year ended December 31, 2016;

(2) Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2017 and June 30, 2017;

(3) Current Reports on Form 8-K filed February 27, 2017, April 27, 2017 and August 8, 2017 (except, with respect to each of the foregoing, for portions of such reports which were deemed to be furnished and not filed); and

(4) The description of Old National’s common stock set forth in the registration statement on Form 8-A filed pursuant to Section 12 of the Exchange Act on August 14, 2013, including any amendment or report filed with the SEC for the purpose of updating such description.

Old National is also incorporating by reference any filings Old National made with the Securities and Exchange Commission under Sections 13(a), 13(c), 14, and 15(d) of the Securities Exchange Act of 1934 between the date hereof and the date of the special meeting of Anchor shareholders; provided, however, that Old National is not incorporating by reference any information furnished, but not filed.

Any statement contained in a document incorporated or deemed to be incorporated herein shall be deemed modified or superseded for purposes of this proxy statement and prospectus to the extent that a statement contained herein or in any other subsequently filed document that is deemed to be incorporated herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this proxy statement and prospectus.

Documents incorporated by reference are available from Old National without charge, excluding any exhibits to those documents unless the exhibit is specifically incorporated by reference as an exhibit in this proxy statement and prospectus. You can obtain documents incorporated by reference in this proxy statement and prospectus by requesting them in writing or by telephone from Old National at the following address and phone number:

Old National Bancorp

One Main Street

P.O. Box 718

Evansville, Indiana 47705

Attn: Jeffrey L. Knight, Executive Vice President,

Corporate Secretary and Chief Legal Counsel

(812) 464-1363

Anchor shareholders requesting documents must do so by October 20, 2017 to receive them before the special meeting. You will not be charged for any of the documents that you request. If you request any incorporated documents, Old National will mail them to you by first class mail, or another equally prompt means, within one business day after receiving your request.

You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is inconsistent with information contained in this document or any document incorporated by reference. This proxy statement and prospectus is not an offer to sell these securities in any state where the offer and sale of these securities is not permitted. The information in this proxy statement and prospectus is current as of the date it is mailed to security holders, and not necessarily as of any later date. If any material change occurs during the period that this proxy statement and prospectus is required to be delivered, this proxy statement and prospectus will be supplemented or amended.

All information regarding Old National in this proxy statement and prospectus has been provided by Old National, and all information regarding Anchor in this proxy statement and prospectus has been provided by Anchor.

Annex A

AGREEMENT AND PLAN OF MERGER

BY AND BETWEEN

OLD NATIONAL BANCORP, an Indiana corporation

and

ANCHOR BANCORP, INC., a Minnesota corporation

ARTICLE I. THE MERGER		A-1

1.01	THE MERGER	A-1

1.02	RESERVATION OF RIGHT TO REVISE STRUCTURE	A-2

1.03	TAX FREE REORGANIZATION	A-2

1.04	ABSENCE OF CONTROL	A-2

1.05	BANK MERGER	A-2

1.06	DISSENTERS’ RIGHTS	A-3

ARTICLE II. MANNER AND BASIS OF EXCHANGE OF STOCK		A-3

2.01	CONSIDERATION	A-3

2.02	ADJUSTMENT TO EXCHANGE RATIO	A-4

2.03	EXCHANGE PROCEDURES	A-4

2.04	ANTI-DILUTION ADJUSTMENTS	A-6

ARTICLE III. REPRESENTATIONS AND WARRANTIES OF ANCHOR		A-6

3.01	ORGANIZATION AND AUTHORITY	A-7

3.02	AUTHORIZATION	A-7

3.03	CAPITALIZATION	A-8

3.04	ORGANIZATIONAL DOCUMENTS	A-9

3.05	COMPLIANCE WITH LAW	A-9

3.06	ACCURACY OF STATEMENTS MADE AND MATERIALS PROVIDED TO ONB	A-9

3.07	LITIGATION AND PENDING PROCEEDINGS	A-9

3.08	FINANCIAL STATEMENTS AND REPORTS	A-10

3.09	MATERIAL CONTRACTS	A-10

3.10	ABSENCE OF UNDISCLOSED LIABILITIES	A-11

3.11	TITLE TO PROPERTIES	A-11

3.12	LOANS AND INVESTMENTS	A-12

3.13	NO SHAREHOLDER RIGHTS PLAN	A-13

3.14	EMPLOYEE BENEFIT PLANS	A-13

3.15	OBLIGATIONS TO EMPLOYEES	A-16

3.16	TAXES, RETURNS AND REPORTS	A-17

3.17	DEPOSIT INSURANCE	A-17

3.18	INSURANCE	A-17

3.19	BOOKS AND RECORDS	A-17

3.20	BROKER’s, FINDER’s OR OTHER FEES	A-17

3.21	INTERIM EVENTS	A-17

A-i

3.22	INSIDER TRANSACTIONS	A-18

3.23	INDEMNIFICATION AGREEMENTS	A-19

3.24	SHAREHOLDER APPROVAL	A-19

3.25	INTELLECTUAL PROPERTY	A-19

3.26	COMMUNITY REINVESTMENT ACT	A-20

3.27	BANK SECRECY ACT	A-20

3.28	AGREEMENTS WITH REGULATORY AGENCIES	A-20

3.29	INTERNAL CONTROLS	A-20

3.30	FIDUCIARY ACCOUNTS	A-21

3.31	OPINION OF FINANCIAL ADVISOR	A-21

ARTICLE IV. REPRESENTATIONS AND WARRANTIES OF ONB		A-21

4.01	ORGANIZATION AND AUTHORITY	A-22

4.02	AUTHORIZATION	A-22

4.03	CAPITALIZATION	A-23

4.04	ORGANIZATIONAL DOCUMENTS	A-23

4.05	COMPLIANCE WITH LAW	A-24

4.06	ACCURACY OF STATEMENTS MADE AND MATERIALS PROVIDED TO ANCHOR	A-24

4.07	LITIGATION AND PENDING PROCEEDINGS	A-24

4.08	FINANCIAL STATEMENTS AND REPORTS	A-25

4.09	TITLE TO PROPERTIES	A-25

4.10	EMPLOYEE BENEFIT PLANS	A-26

4.11	TAXES, RETURNS AND REPORTS	A-26

4.12	DEPOSIT INSURANCE	A-27

4.13	INSURANCE	A-27

4.14	BOOKS AND RECORDS	A-27

4.15	BROKER’S, FINDER’S OR OTHER FEES	A-27

4.16	ONB SECURITIES AND EXCHANGE COMMISSION FILINGS	A-27

4.17	COMMUNITY REINVESTMENT ACT	A-27

4.18	BANK SECRECY ACT	A-28

4.19	AGREEMENTS WITH REGULATORY AGENCIES	A-28

4.20	INTERNAL CONTROLS	A-28

ARTICLE V. COVENANTS OF ANCHOR		A-29

5.01	SHAREHOLDER APPROVAL	A-29

5.02	OTHER APPROVALS	A-29

A-ii

5.03	CONDUCT OF BUSINESS	A-29

5.04	INSURANCE	A-32

5.05	ACCRUALS FOR LOAN LOSS RESERVE AND EXPENSES	A-32

5.06	ACQUISITION PROPOSALS	A-33

5.07	PRESS RELEASES	A-35

5.08	MATERIAL CHANGES TO DISCLOSURE SCHEDULES	A-35

5.09	ACCESS; INFORMATION	A-35

5.10	FINANCIAL STATEMENTS	A-36

5.11	ENVIRONMENTAL	A-36

5.12	GOVERNMENTAL REPORTS AND SHAREHOLDER INFORMATION	A-37

5.13	ADVERSE ACTIONS	A-37

5.14	OPINION OF FINANCIAL ADVISOR	A-37

5.15	SECURITY HOLDER LITIGATION	A-37

5.16	EMPLOYEE BENEFITS	A-37

5.17	VOTING AGREEMENTS	A-39

5.18	LOCK-UP AGREEMENTS	A-39

5.19	REDEMPTION OF CERTAIN PREFERRED STOCK	A-39

5.20	CONVERSION OF SERIES II CONVERTIBLE PREFERRED STOCK	A-39

5.21	TRUST PREFERRED SECURITIES	A-39

ARTICLE VI. COVENANTS OF ONB		A-39

6.01	OTHER APPROVALS	A-39

6.02	SEC REGISTRATION	A-39

6.03	EMPLOYEE BENEFIT PLANS	A-40

6.04	ADVERSE ACTIONS	A-42

6.05	D&O INSURANCE	A-42

6.06	SHORT-SWING TRADING EXEMPTION	A-42

6.07	MATERIAL CHANGES TO ONB DISCLOSURE SCHEDULES	A-42

6.08	GOVERNMENTAL REPORT AND SHAREHOLDER INFORMATION	A-43

6.09	CHARITABLE DONATION POOL	A-43

ARTICLE VII. CONDITIONS PRECEDENT TO THE MERGER		A-43

7.01	ONB	A-43

7.02	ANCHOR	A-44

A-iii

ARTICLE VIII. TERMINATION OF MERGER		A-45

8.01	TERMINATION	A-45

8.02	EFFECT OF TERMINATION	A-47

ARTICLE IX. EFFECTIVE TIME OF THE MERGER		A-48

ARTICLE X. CLOSING		A-48

10.01	CLOSING DATE AND PLACE	A-48

10.02	DELIVERIES	A-49

ARTICLE XI. MISCELLANEOUS		A-49

11.01	EFFECTIVE AGREEMENT	A-49

11.02	WAIVER; AMENDMENT	A-49

11.03	NOTICES	A-50

11.04	HEADINGS	A-50

11.05	SEVERABILITY	A-50

11.06	COUNTERPARTS; FACSIMILE; PDF	A-50

11.07	GOVERNING LAW; ENFORCEMENT; SPECIFIC PERFORMANCE; JURY TRIAL	A-50

11.08	INDEMNIFICATION	A-51

11.09	ENTIRE AGREEMENT	A-51

11.10	SURVIVAL OF REPRESENTATIONS, WARRANTIES OR COVENANTS	A-51

11.11	EXPENSES	A-52

11.12	CERTAIN REFERENCES	A-52

11.13	DISCLOSURE SCHEDULES	A-52

A-iv

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”) is dated to be effective as of the 7th day of August, 2017, by and between OLD NATIONAL BANCORP, an Indiana corporation (“ONB”), and ANCHOR BANCORP, INC., a Minnesota corporation (“Anchor”).

W I T N E S S E T H:

WHEREAS, ONB is an Indiana corporation registered as a financial holding company under the federal Bank Holding Company Act of 1956, as amended (the “BHC Act”), with its principal office located in Evansville, Vanderburgh County, Indiana; and

WHEREAS, Anchor is a Minnesota corporation registered as a bank holding company under the BHC Act, with its principal office located in St. Louis Park, Hennepin County, Minnesota; and

WHEREAS, ONB and Anchor seek to affiliate through a corporate reorganization whereby Anchor will merge with and into ONB, and thereafter, Anchor Bank, National Association (“Bank”), a national banking association and wholly-owned subsidiary of Anchor, will be merged with and into Old National Bank, a national banking association and wholly-owned subsidiary of ONB; and

WHEREAS, the Boards of Directors of each of the parties hereto have determined that it is in the best interests of their respective corporations and their respective shareholders to consummate the merger provided for herein and have approved this Agreement, authorized its execution and designated this Agreement a plan of reorganization and a plan of merger; and

WHEREAS, certain shareholders have each agreed to execute and deliver to ONB voting agreements substantially in the form attached hereto as Exhibit 5.17.

NOW, THEREFORE, in consideration of the foregoing premises, the representations, warranties, covenants and agreements herein contained and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereby make this Agreement and prescribe the terms and conditions of the merger of Anchor with and into ONB, and the mode of carrying such merger into effect as follows:

ARTICLE I.

THE MERGER

1.01    The Merger.

(a)    General Description. Upon the terms and subject to the conditions of this Agreement, at the Effective Time (as defined in Article IX hereof), Anchor shall merge with and into and under the Articles of Incorporation of ONB (the “Merger”). ONB shall survive the Merger (sometimes hereinafter referred to as the “Surviving Corporation”) and shall continue its corporate existence under the laws of the State of Indiana pursuant to the provisions of and with the effect provided in the Indiana Business Corporation Law, as amended.

(b)    Name, Officers and Directors. The name of the Surviving Corporation shall be “Old National Bancorp.” Its principal office shall be located at One Main Street, Evansville, Vanderburgh County, Indiana. The officers of ONB serving at the Effective Time shall continue to serve as the officers of the Surviving

Corporation, until such time as their successors shall have been duly elected and have qualified or until their earlier resignation, death or removal from office. The directors of the Surviving Corporation following the Effective Time shall be those individuals serving as directors of ONB at the Effective Time until such time as their successors have been duly elected and have qualified or until their earlier resignation, death or removal as a director.

(c)    Articles of Incorporation and By-Laws. The Articles of Incorporation and By-Laws of ONB in existence at the Effective Time shall remain the Articles of Incorporation and By-Laws of the Surviving Corporation following the Effective Time, until such Articles of Incorporation and By-Laws shall be further amended as provided by applicable law.

(d)    Effect of the Merger. At the Effective Time, the title to all assets, real estate and other property owned by Anchor shall vest in Surviving Corporation as set forth in Indiana Code Section 23-1-40-6, as amended, without reversion or impairment. At the Effective Time, all liabilities of Anchor shall be assumed by Surviving Corporation as set forth in Indiana Code Section 23-1-40-6, as amended.

(e)    Integration. At the Effective Time and subject to the terms and conditions of this Agreement, the parties hereto currently intend to effectuate, or cause to be effectuated, the Merger, pursuant to Articles of Merger, substantially in the form attached hereto as Exhibit 1.01(e)(i), and a Plan of Merger, substantially in the form attached hereto as Exhibit 1.01(e)(ii). The parties agree to cooperate and to take all reasonable actions prior to or following the Effective Time, including executing all requisite documentation, as may be reasonably necessary to effect the Merger.

1.02    Reservation of Right to Revise Structure. At ONB’s election, the Merger may alternatively be structured so that (a) Anchor is merged with and into any other direct or indirect wholly-owned subsidiary of ONB or (b) any direct or indirect wholly-owned subsidiary of ONB is merged with and into Anchor; provided, however, that no such change shall (x) alter or change the amount or kind of the Merger Consideration (as hereinafter defined) or the treatment of the holders of common stock, $0.10 par value per share, of Anchor (“Anchor Common Stock”) or options to purchase Anchor Common Stock, (y) prevent the parties from obtaining the opinions of counsel referred to in Sections 7.01(i) and 7.02(h) or otherwise cause the transaction to fail to qualify for the tax treatment described in Section 1.03, or (z) materially impede or delay consummation of the transactions contemplated by this Agreement. In the event of such an election, the parties agree to execute an appropriate amendment to this Agreement (to the extent such amendment only changes the method of effecting the business combination and does not substantively affect this Agreement or the rights and obligations of the parties or their respective shareholders) in order to reflect such election.

1.03    Tax Free Reorganization. ONB and Anchor intend for the Merger to qualify as a reorganization within the meaning of Section 368(a) and related sections of the Internal Revenue Code of 1986, as amended (the “Code”), and that this Agreement constitute a “plan of reorganization” for purposes of Sections 354 and 361 of the Code, and agree to cooperate and to take such actions as may be reasonably necessary to assure such result.

1.04    Absence of Control. Subject to any specific provisions of the Agreement, it is the intent of the parties to this Agreement that neither ONB nor Anchor by reason of this Agreement shall be deemed (until consummation of the transactions contemplated here) to control, directly or indirectly, the other party or any of its respective Subsidiaries (as such term is defined below) and shall not exercise or be deemed to exercise, directly or indirectly, a controlling influence over the management or policies of such other party or any of its respective Subsidiaries.

1.05    Bank Merger. Anchor and ONB agree to take all action necessary and appropriate, including entering into a plan of merger (the “Bank Merger Agreement”) substantially in the form attached hereto as Exhibit 1.05, to cause Bank to merge with and into Old National Bank (the “Bank Merger”) in accordance with the applicable laws and regulations effective simultaneous with the consummation of the Merger. At the effective time of the

Bank Merger, the separate corporate existence of Bank will terminate. Old National Bank will be the surviving bank and will continue its corporate existence under applicable law. The articles of association of Old National Bank, as then in effect, will be the articles of association of the surviving bank, and the By-Laws of Old National Bank, as then in effect, will be the By-Laws of the surviving bank.

1.06    Dissenters’ Rights. The holders of Anchor Common Stock, Voting Preferred Stock and Class A1 Preferred Stock (“Anchor Stock”) are entitled to dissenters’ rights under Section 302A.471 of the Minnesota Business Corporation Act, as amended (“MBCA”).

ARTICLE II.

MANNER AND BASIS OF EXCHANGE OF STOCK

2.01    Consideration. Subject to the terms and conditions of this Agreement, at the Effective Time:

(a)    Anchor Common Stock. Each share of Anchor Common Stock issued and outstanding immediately prior to the Effective Time (other than (i) shares held as treasury stock of Anchor, (ii) shares held directly or indirectly by ONB, except shares held in a fiduciary capacity or in satisfaction of a debt previously contracted, if any, and (iii) Dissenting Shares (as hereinafter defined)) shall become and be converted into the right to receive in accordance with this Article, (1) 1.350 shares of common stock (the “Common Stock Exchange Ratio”) (as adjusted in accordance with the terms of this Agreement), without par value, of ONB (“ONB Common Stock”), and (2) cash consideration in the amount of $2.625 per share (the “Common Stock Cash Consideration”).

(b)    Stock Options. Each option to purchase Anchor Common Stock granted under the Anchor Bancorp, Inc. 1996 Stock Option Plan or Anchor Bancorp, Inc. 2013 Stock Option Plan (each an “Anchor Stock Option Plan” and collectively, the “Anchor Stock Option Plans”), as applicable (each an “Anchor Stock Option”, and collectively, the “Anchor Stock Options”), whether vested or unvested, that is outstanding immediately prior to the Effective Time, shall, as of the Effective Time, become fully vested and be converted into the right at the Effective Time to receive an amount, equal to the product of (i) the total number of shares of Anchor Common Stock subject to such Anchor Stock Option and (ii) the positive difference, if any, of (A) the Common Stock Cash Consideration on a per share basis plus the Common Stock Exchange Ratio multiplied by the Average ONB Closing Price (as hereinafter defined) less (B) the exercise price of such Anchor Stock Option, subject to any consents required from holders of Anchor Stock Options or necessary amendments to the applicable Anchor Stock Option Plan or award agreements (the “Options Settlement Amount”). ONB shall pay the Options Settlement Amount in shares of ONB Common Stock valued at the Average ONB Closing Price. ONB shall pay the Anchor Stock Option holders the Options Settlement Amount described in this Section 2.01(b), less such amounts as are required to be withheld or deducted under the Code or any provision of state, local or foreign tax law with respect to the making of such payment, on or as soon as reasonably practicable after the date of Closing, but in any event within five (5) business days following the date of Closing.

(c)    Merger Consideration. The total stock and cash consideration to be paid by ONB in respect of shares of Anchor Common Stock and Anchor Stock Options is referred to herein as the “Merger Consideration.”

(d)    Dissenters Rights. Notwithstanding any provision of this Agreement to the contrary, if required by the MBCA (but only to the extent required thereby), Anchor Stock that is issued and outstanding immediately prior to the Effective Time (other than Anchor Stock to be canceled pursuant to Section 2.03(i)) and that is held by holders of such Anchor Stock who have not voted in favor of the adoption of this Agreement or consented thereto in writing and who have properly exercised appraisal rights with respect thereto in accordance with, and who have complied with, Section 302A.473 of the MBCA (the “Dissenting Shares”) will not be convertible into the right to receive the Merger Consideration, and holders of such Dissenting Shares will be entitled to receive payment of the fair value of such Dissenting Shares in accordance with the provisions of such Section 302A.473 unless and until any such holder fails to perfect or effectively withdraws or loses its rights to appraisal and payment under the MBCA. If, after the Effective Time, any such holder fails to perfect or effectively withdraws or loses such right, such Dissenting Shares will thereupon be treated as if they had been converted into and have become exchangeable for, at the Effective Time, the right to receive the Merger Consideration, without any interest thereon, and ONB shall remain liable for payment of the Merger Consideration for such shares of Anchor Stock. At the Effective Time, any holder of Dissenting Shares shall cease to have any rights with respect thereto, except the rights provided in Section 302A.471 of the MCBA and as provided in the previous sentence. Anchor will give ONB (i) notice of any demands received by Anchor for appraisals of shares of Anchor Stock and (ii) the opportunity to participate in and direct all negotiations and proceedings with respect to such notices and demands. Anchor shall not, except with the prior written consent of ONB, make any payment with respect to any demands for appraisal or settle any such demands.

2.02    Adjustment to Exchange Ratio. At the Effective Time, the Common Stock Exchange Ratio shall be adjusted, if applicable (which Common Stock Exchange Ratio, as adjusted as provided below and in Section 2.04, shall become the “Common Stock Exchange Ratio” for purposes of this Agreement) in accordance with this Section 2.02. If the Anchor Consolidated Shareholders’ Equity as of the end of the month prior to the Effective Time (the “Computation Date”) is less than One Hundred Seventy-Nine Million Dollars ($179,000,000), the Common Stock Exchange Ratio shall be decreased to a quotient determined by dividing the Adjusted Stock Purchase Price by the total number of shares of Anchor Common Stock outstanding at the Effective Time, and further dividing that number by the Average ONB Closing Price.

As used in this Agreement, the following terms shall have the meanings indicated below:

“Adjusted Stock Purchase Price” shall be equal to (x) the Purchase Price less (y) the difference between $179,000,000 and the Anchor Consolidated Shareholders’ Equity as of the end of the month prior to the Effective Time.

“Anchor Consolidated Shareholders’ Equity” shall be the consolidated shareholders’ equity of Anchor less the net accumulated other comprehensive income/(loss) as of the Computation Date, determined in accordance with United States generally accepted accounting principles (“GAAP”), to which shall be added the following amounts (which amounts shall also be calculated in accordance with GAAP): (i) any accruals, reserves or charges resulting from expenses of the Merger and other transactions contemplated by this Agreement, (ii) charges related to the planned termination of Anchor’s pension plan, (iii) any accruals, reserves or charges taken by Anchor at the request of ONB pursuant to Section 5.05 hereof, and (iv) a part of the quarterly dividend paid by Anchor to holders of Anchor Common Stock, as permitted by Section 5.03(a)(iii) hereof, equal to $0.0862 times the number of share of Anchor Common Stock outstanding as of the record date for such dividend.

“Average ONB Closing Price” shall mean the volume-weighted average of the per share closing prices of a share of ONB Common Stock as quoted on the NASDAQ Global Market during the ten (10) trading days preceding the fifth (5th) calendar day preceding the Effective Time.

“Purchase Price” shall be equal to the Average ONB Closing Price multiplied by the total number of shares of ONB Common Stock to be issued pursuant to Section 2.01 as though the Common Stock Exchange Ratio was not adjusted pursuant to this Section 2.02.

2.03    Exchange Procedures.

(a)    At and after the Effective Time, each share of Anchor Common Stock shall represent only the right to receive the Merger Consideration in accordance with the terms of this Agreement.

(b)    At or prior to the Effective Time, ONB shall reserve a sufficient number of shares of ONB Common Stock to be issued as part of the Merger Consideration. As promptly as practicable after the Effective Time, but in no event more than five (5) business days thereafter, ONB shall mail to each holder of record of Anchor Common Stock a letter of transmittal with a form providing instructions and requesting usual and customary information (the “Exchange Form”) necessary to effect the issuance of shares of ONB Common Stock in exchange for shares of Anchor Common Stock pursuant to the terms of this Agreement.

(c)    ONB shall cause a statement of ownership of book-entry shares representing that number of shares of ONB Common Stock (including fractional shares) that each holder of Anchor Common Stock has the right to receive pursuant to Section 2.01 and a check in the amount of any cash consideration and dividends or distributions which such holder shall be entitled to receive, to be delivered to such shareholder upon receipt by ONB of a properly completed and executed Exchange Form. An Exchange Form will be deemed received by ONB only if ONB shall have received a fully and properly completed and signed (including duly executed transmittal materials included in the Exchange Form) Exchange Form. No interest will be paid on any Merger Consideration that any such holder shall be entitled to receive pursuant to this Article II upon such delivery.

(d)    No dividends or other distributions on ONB Common Stock with a record date occurring after the Effective Time shall be paid to the holder of any shares of Anchor Common Stock converted in the Merger into the right to receive shares of such ONB Common Stock unless and until ONB receives the Exchange Form in accordance with this Section 2.03. After becoming so entitled in accordance with this Section 2.03, the record holder thereof also shall be entitled to receive any such dividends or other distributions, without any interest thereon, which theretofore had become payable with respect to shares of ONB Common Stock such holder had the right to receive upon receipt by ONB of the Exchange Form.

(e)    ONB shall be entitled to deduct and withhold from the applicable Merger Consideration, cash dividends or distributions payable pursuant to this Section 2.03 or any other amounts otherwise payable pursuant to this Agreement to any holder of Anchor Common Stock such amounts as it is required to deduct and withhold with respect to the making of such payment under the Code or any provision of state, local or foreign tax law. To the extent that amounts are so withheld by ONB and paid over to the appropriate Governmental Authority, the withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of Anchor Common Stock in respect of which the deduction and withholding was made by ONB. For purposes of this Agreement, “Governmental Authority” shall mean any government (or any political subdivision or jurisdiction thereof), court, bureau, agency or other governmental entity having or asserting jurisdiction over the applicable party or its business, operations or properties.

(f)    The stock transfer books of Anchor shall be closed immediately upon the Effective Time and from and after the Effective Time there shall be no transfers on the stock transfer records of Anchor of any shares of Anchor Common Stock.

(g)    ONB shall be entitled to rely upon Anchor’s stock transfer books to establish the identity of those individuals, partnerships, corporations, trusts, joint ventures, organizations or other entities (each, a “Person”) entitled to receive the Merger Consideration, which books shall be conclusive with respect thereto. In the event of a dispute with respect to ownership of any Anchor Common Stock, ONB shall be entitled to deposit any Merger Consideration represented thereby in escrow with an independent third party and thereafter be relieved from any and all liability with respect to any claims thereto.

(h)    Subject to the terms of this Agreement and the Exchange Form, ONB, in the exercise of its reasonable, good faith discretion, shall have the right to make all determinations, not inconsistent with the terms of this Agreement, governing (i) the validity of all Exchange Forms and compliance by any holder of Anchor Common Stock with the exchange procedures set forth herein, (ii) the method of issuance and delivery of a statement of ownership of book-entry shares representing the number of shares of ONB Common Stock into which shares of Anchor Common Stock are converted in the Merger, and (iii) the method of payment of Common Stock Cash Consideration.

(i)    Notwithstanding anything in this Agreement to the contrary, at the Effective Time, all shares of Anchor Common Stock that are held as treasury stock of Anchor or owned by ONB (other than shares held in a fiduciary capacity or in satisfaction of a debt previously contracted) shall be cancelled and shall cease to exist and no stock of Anchor or other consideration shall be exchanged therefor.

(j)    Notwithstanding the foregoing, no party hereto shall be liable to any former holder of Anchor Common Stock for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar laws.

2.04    Anti-Dilution Adjustments. If ONB changes (or establishes a record date for changing) the number of shares of ONB Common Stock issued and outstanding prior to the Effective Time by way of a stock split, stock dividend, recapitalization or similar transaction with respect to the outstanding ONB Common Stock, and the record date therefor shall be prior to the Effective Time, the Common Stock Exchange Ratio shall be adjusted so the shareholders of Anchor at the Effective Time shall receive, in the aggregate, such number of shares of ONB Common Stock representing the same percentage of outstanding shares of ONB Common Stock as would have been represented by the number of shares of ONB Common Stock the shareholders of Anchor would have received if any of the foregoing actions had not occurred. No adjustment shall be made under this Section 2.04 solely as a result of ONB issuing additional shares of ONB Common Stock provided it receives fair market value consideration for such shares or such shares are issued in connection with the ONB Plans (as hereinafter defined).

ARTICLE III.

REPRESENTATIONS AND WARRANTIES OF ANCHOR

On or prior to the date hereof, Anchor has delivered to ONB a schedule (the “Anchor Disclosure Schedule”) setting forth, among other things, items the disclosure of which is necessary or appropriate either in response to an express disclosure requirement contained in a provision hereof or as an exception to one or more representations or warranties contained in this Article III or to one or more of its covenants contained in Article V.

For the purpose of this Agreement, and in relation to Anchor, a “Material Adverse Effect on Anchor” means any effect that (i) is material and adverse to the results of operations, properties, assets, liabilities, conditions (financial or otherwise), value or business of Anchor and its Subsidiaries (as such term is defined below) taken as a whole, or (ii) would materially impair the ability of Anchor to perform its obligations under this Agreement or otherwise materially threaten or materially impede the consummation of the Merger and the other transactions contemplated by this Agreement; provided, however, that a Material Adverse Effect on Anchor shall not be deemed to include the impact of (a) changes in banking and similar laws of general applicability to banks or their holding companies or interpretations thereof by courts or governmental authorities, (b) changes in GAAP or regulatory accounting requirements applicable to banks or their holding companies generally, (c) effects of any action or omission taken pursuant to this Agreement or with the prior written consent of ONB, (d) changes resulting from expenses (such as legal, accounting and investment bankers’ fees) incurred in connection with this Agreement or the transactions contemplated herein, (e) the impact of the announcement of this Agreement and the transactions contemplated hereby, and compliance with this Agreement on the business, financial condition or results of operations of Anchor and its Subsidiaries, and (f) the occurrence of any military or terrorist attack within the United States or any of its possessions or offices; provided, that without regard to any other provision of this Agreement, and without limiting other events or circumstances that may constitute a “Material Adverse Effect on Anchor”, a “Material Adverse Effect on Anchor” shall be deemed to have occurred in the event of the imposition of a formal regulatory enforcement action against Anchor or Bank following the date of this Agreement.

For the purpose of this Agreement, and in relation to Anchor and its Subsidiaries, “knowledge” means those facts that are known or should have been known after due inquiry by the directors and executive officers of Anchor and its Subsidiaries. Additionally, for the purpose of this Agreement, and in relation to Anchor, an “Anchor Subsidiary” or collectively, “Anchor Subsidiaries” shall mean any entity or entities required to be consolidated with Anchor for financial reporting purposes pursuant to GAAP.

Accordingly, Anchor hereby represents and warrants to ONB as follows, except as set forth in its Disclosure Schedule:

3.01    Organization and Authority.

(a)    Anchor is a corporation duly organized and validly existing under the laws of the state of Minnesota and is registered as a bank holding company under the BHC Act. Anchor has full power and authority (corporate and otherwise) to own and lease its properties as presently owned and leased and to conduct its business in the manner and by the means utilized as of the date hereof. Anchor has previously provided ONB with a complete list of its Subsidiaries. Except for its Subsidiaries, Anchor owns no voting stock or equity securities of any corporation, partnership, association or other entity.

(b)    Bank is a national banking association existing under the laws of the United States of America. Bank has full power and authority (corporate and otherwise) to own and lease its properties as presently owned and leased and to conduct its business in the manner and by the means utilized as of the date hereof. Except as set forth in the Anchor Disclosure Schedule, Bank owns no voting stock or equity securities of any corporation, partnership, association or other entity.

(c)    Each of Anchor’s Subsidiaries other than Bank is duly organized and validly existing under the laws of its jurisdiction of organization, and has full power and authority (corporate and otherwise) to own and lease its properties as presently owned and leased and to conduct its business in the manner and by the means utilized as of the date hereof.

3.02    Authorization.

(a)    Anchor has the requisite corporate power and authority to enter into this Agreement and to perform its obligations hereunder, subject to the fulfillment of the conditions precedent set forth in Sections 7.02(e) and (f) hereof. As of the date hereof, Anchor is not aware of any reason why the approvals set forth in Section 7.02(e) will not be received in a timely manner and without the imposition of a condition, restriction or requirement of the type described in Section 7.01(e). This Agreement and its execution and delivery by Anchor have been duly authorized and approved by the Board of Directors of Anchor and, assuming due execution and delivery by ONB, constitutes a valid and binding obligation of Anchor, subject to the fulfillment of the conditions precedent set forth in Section 7.02 hereof, and is enforceable in accordance with its terms, except to the extent limited by general principles of equity and public policy and by bankruptcy, insolvency, fraudulent transfer, reorganization, liquidation, moratorium, readjustment of debt or other laws of general application relating to or affecting the enforcement of creditors’ rights.

(b)    Neither the execution of this Agreement nor consummation of the Merger contemplated hereby: (i) conflicts with or violates the Articles of Incorporation or By-Laws of Anchor or the charter documents of any of Anchor’s Subsidiaries; (ii) conflicts with or violates any local, state, federal or foreign law, statute, ordinance, rule or regulation (provided that the approvals of or filings with applicable government regulatory agencies or authorities required for consummation of the Merger are obtained) or any court or administrative judgment, order, injunction, writ or decree; (iii) conflicts with, results in a breach of or constitutes a default under any note, bond, indenture, mortgage, deed of trust, license, lease, contract, agreement, arrangement, commitment or other instrument to which Anchor or any of its Subsidiaries is a party or by which Anchor or any of its Subsidiaries is subject or bound; (iv) results in the creation of or gives any Person the right to create any lien, charge, claim, encumbrance or security interest, or results in the creation of any other rights or claims of any other party (other than ONB) or any other adverse interest, upon any right, property or asset of Anchor or any of its Subsidiaries which would be material to Anchor; or (v) terminates or gives any Person the right to terminate, accelerate, amend, modify or refuse to perform under any note, bond, indenture, mortgage, agreement, contract, lease, license, arrangement, deed of trust, commitment or other instrument to which Anchor or any of its Subsidiaries is bound or with respect to which Anchor or any of its Subsidiaries is to perform any duties or obligations or receive any rights or benefits.

(c)    Other than in connection or in compliance with the provisions of the applicable federal and state banking, securities, antitrust and corporation statutes, all as amended, and the rules and regulations promulgated thereunder, no notice to, filing with, exemption by or consent, authorization or approval of any governmental agency or body is necessary for consummation of the Merger by Anchor.

3.03    Capitalization.

(a)    The authorized capital stock of Anchor as of the date hereof consists, and at the Effective Time will consist, of: (i) 15,000,000 shares of Anchor Common Stock; (ii) 3,000,000 shares of Voting Preferred Stock, par value $0.10 per share; (iii) 200,000 shares of Flexible Capital Preferred Stock, par value $0.10 per share; and (iv) 100,000 shares of Class A1 Preferred Stock, par value $100.00 per share. As of the date hereof: (w) 11,626,074 shares of Anchor Common Stock are issued and outstanding; (x) the authorized Anchor Flexible Capital Preferred Stock consists of 100,000 shares of Series II Convertible Preferred Stock, all of which are issued and outstanding; (y) 2,150,000 shares of the Voting Preferred Stock are issued and outstanding; and (z) 65,313 shares of the Class A1 Preferred Stock are issued and outstanding. Additionally, options to purchase 155,222 shares of Anchor Common Stock are outstanding under the Anchor Bancorp, Inc. 1996 Stock Option Plan and Anchor Bancorp, Inc. 2013 Stock Option Plan. Such issued and outstanding shares of Anchor Common Stock, the Flexible Capital Preferred Stock, the Voting Preferred Stock and the Class A1 Preferred Stock have been duly and validly authorized by all necessary corporate action of Anchor, are validly issued, fully paid and non-assessable and have not been issued in violation of any pre-emptive rights of any present or former Anchor shareholder. Except as set forth in the Anchor Disclosure Schedule, Anchor has no capital stock authorized, issued or outstanding other than as described in this Section 3.03(a) and has no intention or obligation to authorize or issue any other capital stock or any additional shares of Anchor Common Stock. Each share of Anchor Common Stock is entitled to one (1) vote per share. Each share of Anchor Voting Preferred Stock and Class A1 Preferred Stock is entitled to four (4) votes per share. A description of the Anchor Common Stock is contained in the Articles of Incorporation of Anchor.

(b)    Set forth on the Anchor Disclosure Schedule is a list of all Anchor Subsidiaries. All of the issued and outstanding shares of capital stock or other equity ownership interests of each Anchor Subsidiary is owned by Anchor free and clear of all liens, pledges, charges, claims, encumbrances, restrictions, security interests, options and pre-emptive rights and of all other rights or claims of any other Person with respect thereto. For purposes of this Agreement.

(c)    Except for the options issued under the Anchor Stock Option Plans, and except as set forth in the Anchor Disclosure Schedule, there are no options, warrants, commitments, calls, puts, agreements, understandings, arrangements or subscription rights relating to any shares of common stock or preferred stock of Anchor or any of Anchor’s Subsidiaries, or any securities convertible into or representing the right to purchase or otherwise acquire any common stock, preferred stock, or debt securities of Anchor or its Subsidiaries, by which Anchor or its Subsidiaries is or may become bound. Anchor does not have any outstanding contractual or other obligation to repurchase, redeem or otherwise acquire any of the issued and outstanding shares of common stock or preferred stock. Except as set forth on the Anchor Disclosure Schedule, to the knowledge of Anchor, there are no voting trusts, voting arrangements, buy-sell agreements or similar arrangements affecting the capital stock or preferred stock of Anchor or its Subsidiaries.

(d)    Except as set forth on the Anchor Disclosure Schedule, Anchor has no knowledge of any Person which beneficially owns (as defined in Rule 13d-3 under the Securities Exchange Act of 1934 (the “1934 Act”)) five percent (5%) or more of the outstanding shares of Anchor Common Stock.

3.04    Organizational Documents. The Amended and Restated Articles of Incorporation and By-Laws of Anchor and any similar governing documents for each of Anchor’s Subsidiaries, representing true, accurate and complete copies of such corporate documents in effect as of the date of this Agreement, have been delivered to ONB.

3.05    Compliance with Law.

(a)    None of Anchor or any of its Subsidiaries is currently in violation of, and since January 1, 2013, none has been in violation of, any local, state, federal or foreign law, statute, regulation, rule, ordinance, order, restriction or requirement, and none is in violation of any order, injunction, judgment, writ or decree of any court or government agency or body (collectively, the “Law”), except where such violation would not have a Material Adverse Effect on Anchor. Anchor and its Subsidiaries possess and hold all licenses, franchises, permits, certificates and other authorizations necessary for the continued conduct of their business without interference or interruption, except where the failure to possess and hold the same would not have a Material Adverse Effect on Anchor, and such licenses, franchises, permits, certificates and authorizations are transferable (to the extent required) by operation of law to ONB at the Effective Time without any restrictions or limitations thereon or the need to obtain any consents of government agencies or other third parties other than as set forth in this Agreement. Notwithstanding the foregoing, nothing in this Section 3.05 or this Agreement shall require Anchor to provide ONB with any confidential regulatory supervisory information of Anchor or Bank.

(b)    The Anchor Disclosure Schedule sets forth, as of the date hereof, a schedule of all executive officers (for purposes of Regulation O) and directors of Anchor who have outstanding loans from Anchor or any of its Subsidiaries, and there has been no default on, or forgiveness or waiver of, in whole or in part, any such loan during the two (2) years immediately preceding the date hereof.

(c)    All of the existing offices and branches of Bank have been legally authorized and established in accordance with all applicable federal, state and local laws, statutes, regulations, rules, ordinances, orders, restrictions and requirements, except such as would not have a Material Adverse Effect on Anchor. Bank has no approved but unopened offices or branches.

3.06    Accuracy of Statements Made and Materials Provided to ONB. No representation, warranty or other statement made, or any information provided, by Anchor in this Agreement, or in the Anchor Disclosure Schedule (and any update thereto) or provided by Anchor to ONB and in the course of ONB’s due diligence investigation, and no written information which has been or shall be supplied by Anchor with respect to its financial condition, results of operations, business, assets, capital or directors and officers for inclusion in the proxy statement-prospectus relating to the Merger, contains or shall contain (in the case of information relating to the proxy statement-prospectus at the time it is first mailed to Anchor’s shareholders) any untrue statement of material fact or omits or shall omit to state a material fact necessary to make the statements contained herein or therein, in light of the circumstances in which they are made, not false or misleading, except that no representation or warranty has been made by Anchor with respect to statements made or incorporated by reference in the Form S-4 or the proxy statement-prospectus therein based on information supplied by ONB specifically for inclusion or incorporation by reference in the Form S-4 or the proxy statement-prospectus therein.

3.07    Litigation and Pending Proceedings. Except as set forth in the Anchor Disclosure Schedule:

(a)    Except for lawsuits involving collection of delinquent accounts and lawsuits which would not have a Material Adverse Effect on Anchor, there are no claims, actions, suits, proceedings, mediations, arbitrations or investigations pending and served against Anchor or any of its Subsidiaries or, to the knowledge of Anchor or any of its Subsidiaries, threatened in any court or before any government agency or authority, arbitration panel or otherwise against Anchor or any of its Subsidiaries. Anchor does not have knowledge of a basis for any claim, action, suit, proceeding, litigation, arbitration or investigation against Anchor or any of its Subsidiaries.

(b)    Neither Anchor nor any of its Subsidiaries is: (i) subject to any material outstanding judgment, order, writ, injunction or decree of any court, arbitration panel or governmental agency or authority; (ii) presently charged with or, to the knowledge of Anchor, under governmental investigation with respect to, any actual or alleged material violations of any law, statute, rule, regulation or ordinance; or (iii) the subject of any material pending or, to the knowledge of Anchor, threatened proceeding by any government regulatory agency or authority having jurisdiction over their respective business, assets, capital, properties or operations.

3.08    Financial Statements and Reports.

(a)    Anchor has made available to ONB copies of the following financial statements and reports of Anchor and its Subsidiaries, including the notes thereto (collectively, the “Anchor Financial Statements”):

(i)    Consolidated Balance Sheets and the related Consolidated Statements of Income and Consolidated Statements of Changes in Shareholders’ Equity of Anchor as of and for the fiscal years ended December 31, 2014, 2015, and 2016, and as of and for the six (6) months ended June 30, 2017;

(ii)    Consolidated Statements of Cash Flows of Anchor for the fiscal years ended December 31, 2014, 2015 and 2016; and

(iii)    Call Reports (“Call Reports”) for Bank as of the close of business on December 31, 2014, 2015 and 2016, and as of and for the six (6) months ended June 30, 2017.

(b)    Except for the Call Reports, which relate solely to Bank, the Anchor Financial Statements present fairly in all material respects the consolidated financial position of Anchor as of and at the dates shown and the consolidated results of operations, cash flows and changes in shareholders’ equity for the periods covered thereby and are complete, correct, represent bona fide transactions and have been prepared from the books and records of Anchor and its Subsidiaries. The Anchor Financial Statements described in clauses (a)(i) and (a)(ii) above for completed fiscal years are audited financial statements and have been prepared in conformance with GAAP, except as may otherwise be indicated in any accountants’ notes or reports with respect to such financial statements.

(c)    Since December 31, 2016 on a consolidated basis Anchor and its Subsidiaries have not incurred any material liability other than in the ordinary course of business consistent with past practice.

3.09    Material Contracts.

(a)    Except as set forth in the Anchor Disclosure Schedule, as of the date of this Agreement, neither Anchor nor any of its Subsidiaries, nor any of their respective assets, businesses, or operations, is a party to, or is bound or affected by, or receives benefits under, (i) any contract relating to the borrowing of money by Anchor or any of its Subsidiaries or the guarantee by Anchor or any of its Subsidiaries of any such obligation (other than contracts pertaining to fully-secured repurchase agreements, and trade payables, and contracts relating to borrowings or guarantees made in the ordinary course of business), (ii) any contract containing covenants that limit the ability of Anchor or any of its Subsidiaries to compete in any line of business or with any Person, or to hire or engage the services of any Person, or that involve any restriction of the geographic area in which, or method by which, Anchor or any of its Subsidiaries may carry on its business (other than as may be required by Law or any Governmental Authority), or any contract that requires it or any of its Subsidiaries to deal exclusively or on a “sole source” basis with another party to such contract with respect to the subject matter of such contract, (iii) any contract for, with respect to, or that contemplates, a possible merger, consolidation, reorganization, recapitalization or other business combination, or asset sale or sale of equity securities not in the ordinary course of business consistent with past practice, with respect to Anchor or any of its Subsidiaries, (iv) any other contract or amendment thereto that would be required to be filed as an exhibit to any reports and other documents required to be filed under the 1934 Act and the Securities Act of 1933 (the “1933 Act”) (collectively, the “SEC Reports”) (as described in Items 601(b)(4) and 601(b)(10) of Regulation S-K under the 1933 Act), (v) any lease of real or personal property providing for annual lease payments by or to Anchor or its Subsidiaries in excess of $500,000 per annum other than financing leases entered into in the ordinary course of business in which Anchor or any of its Subsidiaries is the lessor, or (vi) any contract that involves expenditures or receipts of Anchor or any of its Subsidiaries in excess of $500,000 per year not entered into in the ordinary course of business consistent with past practice. The contracts of the type described in the preceding sentence, whether or not in effect as of the date of this Agreement, shall be deemed “Material Contracts” hereunder. With respect to each of Anchor’s and each Anchor Subsidiary’s Material Contracts that is disclosed in the Anchor Disclosure Schedule, or would be required to be so disclosed if in effect on the date of this Agreement: (A) each such Material Contract is in full force and effect; (B) neither Anchor nor any of its Subsidiaries is in material default thereunder with respect to each Material Contract, as such term or concept is defined in each such Material Contract; (C) neither Anchor nor any of its Subsidiaries has repudiated or waived any material provision of any such Material Contract; and (D) no other party to any such Material Contract is, to Anchor’s knowledge, in material default in any material respect. True copies of all Material Contracts, including all amendments and supplements thereto, have been delivered to ONB.

(b)    Except as set forth in the Anchor Disclosure Schedule, neither Anchor nor any of its Subsidiaries have entered into any interest rate swaps, caps, floors, option agreements, futures and forward contracts or other similar risk management arrangements, whether entered into for Anchor’s own account or for the account of one or more of its Subsidiaries or their respective customers.

3.10    Absence of Undisclosed Liabilities. Except as provided in the Anchor Financial Statements or in the Anchor Disclosure Schedule, and except for unfunded loan commitments and obligations on letters of credit to customers of Anchor’s Subsidiaries made in the ordinary course of business, except for trade payables incurred in the ordinary course of such Subsidiaries’ business, and except for the transactions contemplated by this Agreement and obligations for services rendered pursuant thereto, or any other transactions which would not result in a material liability, none of Anchor or any of its Subsidiaries has, nor will have at the Effective Time, any obligation, agreement, contract, commitment, liability, lease or license which exceeds $250,000 individually, $500,000 in the aggregate, or any obligation, agreement, contract, commitment, liability, lease or license made outside of the ordinary course of business, except where the aggregate of the amount due under such obligations, agreements, contracts, commitments, liabilities, leases or licenses would not have a Material Adverse Effect on Anchor, nor does there exist any circumstances resulting from transactions effected or events occurring on or prior to the date of this Agreement or from any action omitted to be taken during such period which could reasonably be expected to result in any such obligation, agreement, contract, commitment, liability, lease or license. None of Anchor or any of its Subsidiaries is delinquent in the payment of any amount due pursuant to any trade payable in any material respect, and each has properly accrued for such payables in accordance with GAAP, except where the failure to so accrue would not constitute a Material Adverse Effect on Anchor.

3.11    Title to Properties. Except as described in this Section 3.11 or the Anchor Disclosure Schedule:

(a)    Anchor or one of its Subsidiaries, as the case may be, has: good and marketable title in fee simple absolute to all real property (including, without limitation, all real property used as bank premises and all other real estate owned) which is reflected in the Anchor Financial Statements as of June 30, 2017; good and marketable title to all personal property reflected in the Anchor Financial Statements as of June 30, 2017, other than personal property disposed of in the ordinary course of business since June 30, 2017; good and marketable title to or right to use by valid and enforceable lease or contract all other properties and assets (whether real or personal, tangible or intangible) which Anchor or any of its Subsidiaries purports to own or which Anchor or any of its Subsidiaries uses in its respective business and which are in either case material to its respective business; good and marketable title to, or right to use by terms of a valid and enforceable lease or contract, all other property used in its respective business to the extent material thereto; and good and marketable title to all material property and assets acquired and not disposed of or leased since June 30, 2017. All of such properties and assets are owned by Anchor or its Subsidiaries free and clear of all land or conditional sales contracts, mortgages, liens, pledges, restrictions, options, security, interests, charges, claims, rights of third parties or encumbrances of any nature except: (i) as set forth in the Anchor Disclosure Schedule; (ii) as specifically noted in reasonable detail in the Anchor Financial Statements; (iii) statutory liens for taxes not yet delinquent or being contested in good faith by appropriate proceedings; (iv) pledges or liens required to be granted in connection with the acceptance of government deposits or granted in connection with repurchase or reverse repurchase agreements; and (v) easements, encumbrances and liens of record, imperfections of title and other limitations which are not material in amounts to Anchor on a consolidated basis and which do not detract from the value or materially interfere with the present or contemplated use of any of the properties subject thereto or otherwise materially impair the use thereof for the purposes for which they are held or used. All real property owned or, to the knowledge of Anchor, leased by Anchor or its Subsidiaries is in compliance in all material respects with all applicable zoning and land use laws. To Anchor’s knowledge, all real property, machinery, equipment, furniture and fixtures owned or leased by Anchor or its Subsidiaries that is material to their respective businesses is structurally sound, in good operating condition (ordinary wear and tear excepted) and has been and is being maintained and repaired in the ordinary course of business.

(b)    With respect to all real property presently or formerly owned, leased or used by Anchor or any of its Subsidiaries, Anchor, its Subsidiaries and to Anchor’s knowledge each of the prior owners, have conducted their respective business in substantial compliance with all federal, state, county and municipal laws, statutes, regulations, rules, ordinances, orders, directives, restrictions and requirements relating to, without limitation, responsible property transfer, underground storage tanks, petroleum products, air pollutants, water pollutants or storm water or process waste water or otherwise relating to the environment, air, water, soil or toxic or hazardous substances or to the manufacturing, recycling, handling, processing, distribution, use, generation, treatment, storage, disposal or transport of any hazardous or toxic substances or petroleum products (including polychlorinated biphenyls, whether contained or uncontained, and asbestos-containing materials, whether friable or not), including, without limitation, the Federal Solid Waste Disposal Act, the Hazardous and Solid Waste Amendments, the Federal Clean Air Act, the Federal Clean Water Act, the Occupational Health and Safety Act, the Federal Resource Conservation and Recovery Act, the Toxic Substances Control Act, the Federal Comprehensive Environmental Response, Compensation and Liability Act of 1980 and the Superfund Amendments and Reauthorization Act of 1986, all as amended, and regulations of the Environmental Protection Agency, the Nuclear Regulatory Agency, the Army Corps of Engineers, the Department of Interior, the United States Fish and Wildlife Service and any state department of natural resources or state environmental protection agency now or at any time thereafter in effect (collectively, “Environmental Laws”). There are no pending or, to the knowledge of Anchor, threatened, claims, actions or proceedings by any local municipality, sewage district or other governmental entity against Anchor or any of its Subsidiaries with respect to the Environmental Laws, and to Anchor’s knowledge there is no reasonable basis or grounds for any such claim, action or proceeding. No environmental clearances are required for the conduct of the business of Anchor or any of its Subsidiaries as currently conducted or the consummation of the Merger contemplated hereby. To Anchor’s knowledge, neither Anchor nor any of its Subsidiaries is the owner, operator or lessee of any property on which any substances have been used, stored, deposited, treated, recycled or disposed of, which substances if known to be present on, at or under such property would require clean-up, removal, treatment, abatement, response costs or any other remedial action under any Environmental Law. To Anchor’s knowledge, neither Anchor nor any of its Subsidiaries has any liability for any clean-up or remediation under any of the Environmental Laws with respect to any real property.

3.12    Loans and Investments.

(a)    Anchor has provided ONB with a list of each loan by Bank that has been classified by regulatory examiners or management as “Other Loans Specially Mentioned,” “Substandard,” “Doubtful” or “Loss” or that has been identified by accountants or auditors (internal or external) as having a significant risk of uncollectability as of June 30, 2017. The most recent loan watch list of Bank and a list of all loans which have been determined to be thirty (30) days or more past due with respect to principal or interest payments or has been placed on nonaccrual status has also been provided by Anchor to ONB.

(b)    All loans reflected in the Anchor Financial Statements as of June 30, 2017, and which have been made, extended, renewed, restructured, approved, amended or acquired since June 30, 2017: (i) have been made for good, valuable and adequate consideration in the ordinary course of business; (ii) constitute the legal, valid and binding obligation of the obligor and any guarantor named therein, except to the extent limited by general principles of equity and public policy or by bankruptcy, insolvency, fraudulent transfer, reorganization, liquidation, moratorium, readjustment of debt or other laws of general application relative to or affecting the enforcement of creditors’ rights; (iii) are evidenced by notes, instruments or other evidences of indebtedness which are true, genuine and what they purport to be; and (iv) are secured by perfected security interests or recorded mortgages naming Bank as the secured party or mortgagee (unless by written agreement to the contrary).

(c)    The allowance for possible loan and lease losses and the carrying value for real estate owned which are shown on the Anchor Financial Statements are, in the judgment of management of Anchor, adequate in all material respects under the requirements of GAAP to provide for possible losses on loans and leases outstanding and real estate owned as of the respective dates.

(d)    Except as set forth in the Anchor Disclosure Schedule, none of the investments reflected in the Anchor Financial Statements as of and for the period ended June 30, 2017, and none of the investments made by any Anchor Subsidiary since June 30, 2017, are subject to any restriction, whether contractual or statutory, which materially impairs the ability of such Anchor Subsidiary to dispose freely of such investment at any time. Neither Anchor nor any of its Subsidiaries is a party to any repurchase agreements with respect to securities.

(e)    Except as set forth in the Anchor Disclosure Schedule, and except for customer deposits, ordinary trade payables, federal funds purchased, customer repurchase agreements and Federal Home Loan Bank borrowings, neither Anchor nor any of its Subsidiaries has, and none will have at the Effective Time, any indebtedness for borrowed money.

(f)    Notwithstanding the foregoing representations or any other representation contained in this Agreement, Anchor makes no representation or warranty as to the collectability of any of the loans reflected in the Anchor Financial Statements as a result of any borrower’s financial inability to pay any such loan or the adequacy or value of collateral securing any such loan.

3.13    No Shareholder Rights Plan. Anchor has no shareholder rights plan or any other plan, program or agreement involving, restricting, prohibiting or discouraging a change in control or merger of Anchor or which reasonably could be considered an anti-takeover mechanism.

3.14    Employee Benefit Plans.

(a)    With respect to the employee benefit plans, as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), sponsored or otherwise maintained by any member of a controlled group of corporations under Code Section 414(b) of which Anchor is or was a member, and any trade or business (whether or not incorporated) which is or was under common control with Anchor under Code Section 414(c), and all other entities which together with Anchor are or were prior to the date hereof treated as a single employer under Code Section 414(m) or 414(o) (an “ERISA Affiliate”), whether written or oral, in which Anchor or any ERISA Affiliate participates as a participating employer, or to which Anchor or any ERISA Affiliate contributes or is or has been obligated to contribute, or any nonqualified employee benefit plans or deferred compensation, bonus, stock, performance share, phantom stock or incentive plans or arrangements, or other employee benefit or fringe benefit programs for the benefit of former or current employees or directors (or their beneficiaries or dependents) of Anchor or any ERISA Affiliate, and including any such plans which have been terminated, merged into another plan, frozen or discontinued in the past six (6) years (individually, each an “Anchor Plan” and collectively, “Anchor Plans”), Anchor represents and warrants, except as set forth in the Anchor Disclosure Schedule:

(i)    All such Anchor Plans have, on a continuous basis since their adoption, been, in all material respects, maintained in compliance with their respective terms and with the requirements prescribed by all applicable statutes, orders and governmental rules or regulations, including without limitation, ERISA and the Department of Labor (“Department”) Regulations promulgated thereunder and the Code and Treasury Regulations promulgated thereunder.

(ii)    All Anchor Plans intended to constitute tax-qualified plans under Code Section 401(a) have complied since their adoption or have been timely amended to comply in all material respects with all applicable requirements of the Code and the Treasury Regulations and each such Plan has received a favorable determination letter from the Internal Revenue Service upon which Anchor may rely regarding the tax qualified status under the Code.

(iii)    All Anchor Plans that provide for payments of “nonqualified deferred compensation” (as defined in Code Section 409A(d)(1)) and any award thereunder, in each case that is subject to Section 409A of the Code has in all material respects (A) since January 1, 2005 been maintained and operated in good faith compliance with the applicable requirements of Code Section 409A and applicable guidance thereunder, and (B) since January 1, 2009 been in documentary and operational compliance with Code Section 409A and the Treasury Regulations promulgated thereunder.

(iv)    All Anchor Stock Options were granted with a per share exercise price that was not less than the “fair market value” of Anchor Common Stock on the date of such grant, as determined in accordance with the terms of the Anchor Bancorp, Inc. 1996 Stock Option Plan or Anchor Bancorp, Inc. 2013 Stock Option Plan, as applicable.

(v)    All Anchor Stock Options have been properly accounted for in accordance with GAAP, and to the knowledge of Anchor, no change is expected in respect of any prior financial statements relating to expenses for stock-based compensation. There is no pending audit, investigation or inquiry by any governmental agency or authority or by Anchor (directly or indirectly) with respect to Anchor’s stock option granting practices or other equity compensation practices. The grant date of each Anchor Stock Option is on or after the date on which such grant was authorized by the Board of Directors of Anchor or the compensation committee thereof.

(vi)    No Anchor Plan (or its related trust), other than the Anchor Bancorp N.A. Pension Plan, holds any stock or other securities of Anchor.

(vii)    Neither Anchor, or to the knowledge of Anchor, an ERISA Affiliate nor any fiduciary as defined in ERISA Section 3(21)(A) of an Anchor Plan has engaged in any transaction that may subject Anchor, any ERISA Affiliate or any Anchor Plan to a civil penalty imposed by ERISA Section 502 or any other provision of ERISA or excise taxes under Code Section 4971, 4975, 4976, 4977, 4979 or 4980B.

(viii)    All obligations required to be performed by Anchor or any ERISA Affiliate under any provision of any Anchor Plan have been performed by it in all material respects and neither Anchor nor any ERISA Affiliate is in default under or in violation of any provision of any Anchor Plan.

(ix)    All required reports and descriptions for the Anchor Plans have been timely filed and distributed to participants and beneficiaries, and all notices required by ERISA, the Code or other law with respect to all Anchor Plans have been proper as to form and content and have been provided timely.

(x)    No event has occurred which would constitute grounds for an enforcement action by any party under Part 5 of Title I of ERISA with respect to any Anchor Plan.

(xi)    There are no examinations, audits, enforcement actions or proceedings or any other investigations, pending, threatened or currently in process by any governmental agency involving any Anchor Plan.

(xii)    There are no actions, suits, proceedings or claims pending (other than routine claims for benefits) or threatened against Anchor or any ERISA Affiliate in connection with any Anchor Plan or the assets of any Anchor Plan.

(xiii)    Any Anchor Plan may be amended and terminated at any time without any Material Adverse Effect on Anchor, subject to any restrictions in Section 409A of the Code, and these rights have always been maintained by Anchor and its ERISA Affiliates.

(xiv)    Except for the Anchor Bancorp, N.A. Pension Plan, Anchor does not maintain and is not required to contribute to any defined benefit retirement plan which is subject to Title IV of ERISA and does not have any liability with respect to any plan that is (i) a defined benefit pension plan subject to Title IV of ERISA, (ii) a pension plan subject to Section 302 of ERISA or Section 412 of the Code, or (iii) a multiemployer pension plan (as that term is defined in Sections 4001(a)(3) and 3(37) of ERISA).

(b)    Anchor has provided or made available to ONB true, accurate and complete copies and, in the case of any plan or program which has not been reduced to writing, a materially complete summary, of all of the following, as applicable:

(i)    Pension, retirement, profit-sharing, savings, stock purchase, stock bonus, stock ownership, stock option, restricted stock, restricted stock unit, phantom stock, performance share and stock appreciation right plans, all amendments thereto and, if required under the reporting and disclosure requirements of ERISA, all summary plan descriptions thereof (including any modifications thereto);

(ii)    All employment, deferred compensation (whether funded or unfunded), salary continuation, consulting, bonus, severance and collective bargaining agreements, arrangements or understandings;

(iii)    All executive and other incentive compensation plans, programs and agreements;

(iv)    All group insurance, medical and prescription drug arrangements, policies or plans and all summary plan descriptions thereof;

(v)    All other incentive, welfare or employee benefit plans, understandings, arrangements or agreements, maintained or sponsored, participated in, or contributed to or obligated to contribute to by Anchor for its current or former directors, officers or employees;

(vi)    All reports filed with the Internal Revenue Service, the Department of Labor and the Pension Benefit Guaranty Corporation within the preceding three (3) years by Anchor or any ERISA Affiliate with respect to any Anchor Plan;

(vii)    All current participants in such plans and programs and all participants with benefit entitlements under such plans and programs;

(viii)    Valuations or allocation reports for any defined contribution and defined benefit plans as of the most recent allocation and valuation dates; and

(ix)    All material notices provided to employees and participants in connection with any Anchor Plan.

(c)    Except as set forth on the Anchor Disclosure Schedule, no current or former director, officer or employee of Anchor or any ERISA Affiliate (i) is entitled to or may become entitled to any benefit under any welfare benefit plans (as defined in ERISA Section 3(1)) after termination of employment with Anchor or any ERISA Affiliate, except to the extent such individuals may be entitled to continue their group health care coverage pursuant to Code Section 4980B or applicable state law, or (ii) is currently receiving, or entitled to receive, a disability benefit under a long-term or short-term disability plan maintained by Anchor or an ERISA Affiliate.

(d)    With respect to all group health plans as defined in ERISA Section 607(1), sponsored or maintained by Anchor or any ERISA Affiliate, no director, officer, employee or agent of Anchor or any ERISA Affiliate has engaged in any action or failed to act in such a manner that, as a result of such action or failure to act, would cause a tax to be imposed on Anchor or any ERISA Affiliate under Code Section 4980B(a), or would cause a penalty to be imposed under ERISA and the regulations promulgated thereunder. With respect to all such plans, all applicable provisions of Code Section 4980B and ERISA Sections 601-606 have been complied with in all material respects by Anchor or any ERISA Affiliate, and all other provisions of ERISA and the regulations promulgated thereunder have been complied with in all material respects.

(e)    Except as provided in the Anchor Disclosure Schedule, there are no collective bargaining, employment, management, consulting, deferred compensation, reimbursement, indemnity, retirement, early retirement, severance or similar plans or agreements, commitments or understandings, or any employee benefit or retirement plan or agreement, binding upon Anchor or any ERISA Affiliate and no such agreement, commitment, understanding or plan is under discussion or negotiation by management with any employee or group of employees, any member of management or any other Person.

(f)    Except as otherwise provided in the Anchor Disclosure Schedule, no Voluntary Employees’ Beneficiary Association, as defined in Code Section 501(c)(9), is sponsored, maintained or contributed to by Anchor or any ERISA Affiliate.

(g)    Except as otherwise provided in the Anchor Disclosure Schedule or as contemplated in this Agreement, there are no benefits or liabilities under any employee benefit plan or program that will be accelerated or otherwise come due as a result of the transactions contemplated by the terms of this Agreement.

(h)    Except as may be disclosed in the Anchor Disclosure Schedule, Anchor and all ERISA Affiliates are and have been in material compliance with all applicable laws respecting employment and employment practices, terms and conditions of employment and wages and hours, including, without limitation, any such laws with respect to employment discrimination and occupational safety and health requirements.

(i)    Except as may be disclosed in the Anchor Disclosure Schedule, all of the Anchor Plans have been funded in accordance with the minimum funding requirements of ERISA Sections 302 and 303 and Code Sections 412 and 430, to the extent applicable, and no funding requirement has been waived, nor does Anchor or any ERISA Affiliate have any liability or potential liability as a result of the underfunding of, or termination of or participation in any such plan by Anchor or any ERISA Affiliate.

(j)    As a result, directly or indirectly, of the transactions contemplated by this Agreement (including without limitation any termination of employment relating thereto and occurring prior to, at or following the Effective Time), Anchor, its ERISA Affiliates and their respective successors will not be obligated to make a payment that would be characterized as an “excess parachute payment” to an individual who is a “disqualified individual,” as such terms are defined in Code Section 280G.

(k)    Neither Anchor nor any ERISA Affiliate has made any promises or commitments, whether legally binding or not, to create any new plan, agreement or arrangement, or to modify or change in any material way Anchor Plans.

3.15    Obligations to Employees. All material obligations and liabilities of and all payments by Anchor or any ERISA Affiliate and all Anchor Plans, whether arising by operation of law, by contract or by past custom, for payments to trusts or other funds, to any government agency or authority or to any present or former director, officer, employee or agent (or his or her heirs, legatees or legal representatives) have been and are being paid to the extent required by applicable law or by the plan, trust, contract or past custom or practice, and adequate actuarial accruals and reserves for such payments have been and are being made by Anchor or an ERISA Affiliate in accordance with GAAP and applicable law applied on a consistent basis and sound actuarial methods with respect to the following: (a) withholding taxes or unemployment compensation; (b) Anchor Plans; (c) employment, salary continuation, consulting, retirement, early retirement, severance or reimbursement; and (d) collective bargaining plans and agreements. Except as provided in the Anchor Disclosure Schedule, all accruals and reserves referred to in this Section 3.15 are correctly and accurately reflected and accounted for in all material respects in the Anchor Financial Statements and the books, statements and records of Anchor.

3.16    Taxes, Returns and Reports. Each of Anchor and its Subsidiaries has since January 1, 2012, (a) duly and timely filed all federal, state, local and foreign tax returns of every type and kind required to be filed, and each such return is true, accurate and complete in all material respects; (b) paid or otherwise adequately reserved in accordance with GAAP for all taxes, assessments and other governmental charges due or claimed to be due upon it or any of its income, properties or assets; and (c) not requested an extension of time for any such payments (which extension is still in force). Anchor has established, and shall establish in the Subsequent Anchor Financial Statements (as hereinafter defined), in accordance with GAAP, a reserve for taxes in the Subsequent Anchor Financial Statements adequate to cover all of Anchor’s and its Subsidiaries’ tax liabilities (including, without limitation, income taxes, payroll taxes and withholding, and franchise fees) for the periods then ending. Neither Anchor nor any of its Subsidiaries has, nor will any of them have, any liability for material taxes of any nature for or with respect to the operation of its business, from the date hereof up to and including the Effective Time, except to the extent set forth in the Subsequent Anchor Financial Statements or as accrued or reserved for on the books and records of Anchor or its Subsidiaries. Except as set forth in the Anchor Disclosure Schedule, to the knowledge of Anchor, neither Anchor nor any of its Subsidiaries is currently under audit, exam or review by any state or federal taxing authority, and no federal, state or local tax returns of Anchor or any of its Subsidiaries have been audited by any taxing authority during the past five (5) years.

3.17    Deposit Insurance. The deposits of Bank are insured by the Federal Deposit Insurance Corporation in accordance with the Federal Deposit Insurance Act, as amended, to the fullest extent provided by applicable law and Anchor or Bank has paid or properly reserved or accrued for all current premiums and assessments with respect to such deposit insurance.

3.18    Insurance. Anchor has provided ONB with a list and, if requested, a true, accurate and complete copy thereof of all policies of insurance (including, without limitation, bankers’ blanket bond, directors’ and officers’ liability insurance, property and casualty insurance, group health or hospitalization insurance and insurance providing benefits for employees) owned or held by Anchor or any of its Subsidiaries on the date hereof or with respect to which Anchor or any of its Subsidiaries pays any premiums. Each such policy is in full force and effect and all premiums due thereon have been paid when due.

3.19    Books and Records. The books and records of Anchor are, in all material respects, complete, correct and accurately reflect the basis for the financial condition, results of operations, business, assets and capital of Anchor on a consolidated basis set forth in the Anchor Financial Statements.

3.20    Broker’s, Finder’s or Other Fees. Except for reasonable fees and expenses of Anchor’s attorneys, accountants and investment bankers, all of which shall be paid by Anchor at or prior to the Effective Time, and except as set forth in the Anchor Disclosure Schedule, no agent, broker or other Person acting on behalf of Anchor or under any authority of Anchor is or shall be entitled to any commission, broker’s or finder’s fee or any other form of compensation or payment from any of the parties hereto relating to this Agreement and the Merger contemplated hereby.

3.21    Interim Events. Except as otherwise permitted hereunder, since June 30, 2017, or as set forth in the Disclosure Schedule, neither Anchor nor any of its Subsidiaries has:

(a)    Experienced any events, changes, developments or occurrences which have had, or are reasonably likely to have, a Material Adverse Effect on Anchor;

(b)    Suffered any damage, destruction or loss to any of its properties, not fully paid by insurance proceeds, in excess of $100,000 individually or in the aggregate;

(c)    Declared, distributed or paid any dividend or other distribution to its shareholders, except for payment of dividends as permitted by Section 5.03(a)(iii) hereof;

(d)    Repurchased, redeemed or otherwise acquired shares of its common stock or preferred stock, issued any shares of its common stock, preferred stock or stock appreciation rights or sold or agreed to issue or sell any shares of its common stock or preferred stock, including the issuance of any stock options, or any right to purchase or acquire any such stock or any security convertible into such stock or taken any action to reclassify, recapitalize or split its stock;

(e)    Granted or agreed to grant any increase in benefits payable or to become payable under any pension, retirement, profit sharing, health, bonus, insurance or other welfare benefit plan or agreement to employees, officers or directors of Anchor or any Anchor Subsidiary;

(f)    Increased the salary of any director, officer or employee, except for normal increases in the ordinary course of business and in accordance with past practices, or entered into any employment contract, indemnity agreement or understanding with any officer or employee or installed any employee welfare, pension, retirement, stock option, stock appreciation, stock dividend, profit sharing or other similar plan or arrangement;

(g)    Leased, sold or otherwise disposed of any of its assets except in the ordinary course of business or leased, purchased or otherwise acquired from third parties any assets except in the ordinary course of business;

(h)    Except for the Merger contemplated by this Agreement, merged, consolidated or sold shares of its common stock, agreed to merge or consolidate with or into any third party, agreed to sell any shares of its common stock or acquired or agreed to acquire any stock, equity interest, assets or business of any third party;

(i)    Incurred, assumed or guaranteed any obligation or liability (fixed or contingent) other than obligations and liabilities incurred in the ordinary course of business;

(j)    Mortgaged, pledged or subjected to a lien, security interest, option or other encumbrance any of its assets except for tax and other liens which arise by operation of law and with respect to which payment is not past due and except for pledges or liens: (i) required to be granted in connection with acceptance by Bank of government deposits; or (ii) granted in connection with repurchase or reverse repurchase agreements;

(k)    Canceled, released or compromised any loan, debt, obligation, claim or receivable other than in the ordinary course of business;

(l)    Entered into any transaction, contract or commitment other than in the ordinary course of business;

(m)    Agreed to enter into any transaction for the borrowing or loaning of monies, other than in the ordinary course of its lending business; or

(n)    Conducted its business in any manner other than substantially as it was being conducted as of June 30, 2017.

3.22    Insider Transactions. Except as set forth in the Anchor Disclosure Schedule, since December 31, 2012, no executive officer or director of Anchor or any Anchor Subsidiary or member of the “immediate family” or “related interests” (as such terms are defined in Regulation O) of any such executive officer or director has currently, or has had during such time period, any direct or indirect interest in any property, assets, business or right which is owned, leased, held or used by Anchor or any Anchor Subsidiary or in any liability, obligation or indebtedness of Anchor or any Anchor Subsidiary, except for deposits of Bank.

3.23    Indemnification Agreements.

(a)    Other than as set forth in the Anchor Disclosure Schedule, neither Anchor nor any Anchor Subsidiary is a party to any indemnification, indemnity or reimbursement agreement, contract, commitment or understanding to indemnify any present or former director, officer, employee, shareholder or agent against liability or hold the same harmless from liability other than as expressly provided in the Articles of Incorporation or By-Laws of Anchor or the charter documents of the Anchor Subsidiary.

(b)    Since January 1, 2011, no claims have been made against or filed with Anchor or any Anchor Subsidiary nor have, to the knowledge of Anchor, any claims been threatened against Anchor or any Anchor Subsidiary, for indemnification against liability or for reimbursement of any costs or expenses incurred in connection with any legal or regulatory proceeding by any present or former director, officer, shareholder, employee or agent of Anchor or any Anchor Subsidiary.

3.24    Shareholder Approval. The affirmative vote of the holders of a majority of the Anchor Common Stock, the Voting Preferred Stock and the Class A1 Preferred Stock (which are issued and outstanding on the record date relating to the meeting of shareholders contemplated by Section 5.01 of this Agreement), voting together as a single class, is required for shareholder approval of this Agreement and the Merger. Holders of the Series II Convertible Preferred Stock have no right to vote in connection with this Agreement and the Merger. Subject to due approval of this Agreement, as of the Effective Time, Anchor has obtained the approval of all holders of Anchor Common Stock, Voting Preferred Stock and Class A1 Preferred Stock necessary to consummate the transactions contemplated by this Agreement, including without limitation, approvals necessary to effect the exchange of Anchor Common Stock as provided in Section 2.01, in accordance with the Amended and Restated Articles of Incorporation of Anchor Bancorp, Inc., and By-Laws.

3.25    Intellectual Property.

(a)    Anchor and the Anchor Subsidiaries own, or are licensed or otherwise possess sufficient legally enforceable rights to use, all material Intellectual Property (as such term is defined below) that is used by Anchor or Anchor Subsidiaries in their respective businesses as currently conducted. Neither Anchor nor any Anchor Subsidiary has (A) licensed any Intellectual Property owned by it in source code form to any third party or (B) entered into any exclusive agreements relating to Intellectual Property owned by it.

(b)    Anchor and Anchor Subsidiaries have not infringed or otherwise violated any material Intellectual Property rights of any third party since January 1, 2011. There is no claim asserted, or to the knowledge of Anchor threatened, against Anchor and/or Anchor Subsidiaries or any indemnitee thereof concerning the ownership, validity, registrability, enforceability, infringement, use or licensed right to use any Intellectual Property.

(c)    Except as set forth in the Anchor Disclosure Schedule, to the knowledge of Anchor, no third party has infringed, misappropriated or otherwise violated Anchor or Anchor Subsidiaries’ Intellectual Property rights since January 1, 2011. There are no claims asserted or threatened by Anchor or Anchor Subsidiaries, nor has Anchor or Anchor Subsidiaries decided to assert or threaten a claim, that (i) a third party infringed or otherwise violated any of their Intellectual Property rights; or (ii) a third party’s owned or claimed Intellectual Property interferes with, infringes, dilutes or otherwise harms any of their Intellectual Property rights.

(d)    Anchor and Anchor Subsidiaries have taken reasonable measures to protect the confidentiality of all trade secrets that are owned, used or held by them.

(e)    For purposes of this Agreement, “Intellectual Property” shall mean all patents, trademarks, trade names, service marks, domain names, database rights, copyrights, and any applications therefor, mask works, technology, know-how, trade secrets, inventory, ideas, algorithms, processes, computer software programs or applications (in both source code and object code form), and tangible or intangible proprietary information or material and all other intellectual property or proprietary rights.

3.26    Community Reinvestment Act. Bank received a rating of “satisfactory” or better in its most recent examination or interim review with respect to the Community Reinvestment Act.

3.27    Bank Secrecy Act. Except as provided in the Anchor Disclosure Schedule, neither Anchor nor Bank has been advised of any supervisory criticisms regarding their compliance with the Bank Secrecy Act (41 USC 5422, et seq.) or related state or federal anti-money laundering laws, regulations and guidelines, including without limitation those provisions of federal regulations requiring (i) the filing of reports, such as Currency Transaction Reports and Suspicious Activity Reports, (ii) the maintenance of records and (iii) the exercise of due diligence in identifying customers. Notwithstanding the foregoing, nothing in this Section 3.27 or this Agreement shall require Anchor to provide ONB with any confidential regulatory supervisory information of Anchor or Bank.

3.28    Agreements with Regulatory Agencies. Except as provided in the Anchor Disclosure Schedule, neither Anchor nor any Anchor Subsidiary is subject to any cease-and-desist, consent order or other order or enforcement action issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or has been ordered to pay any civil money penalty by, or has been since January 1, 2013 a recipient of any supervisory letter from, or since January 1, 2013, has adopted any policies, procedures or board resolutions at the request or suggestion of any regulatory agency or other governmental entity that currently restricts in any material respect the conduct of its business or that in any material manner relates to its capital adequacy, its ability to pay dividends, its credit or risk management policies, its management or its business, other than those of general application that apply to similarly situated bank holding companies or their subsidiaries, whether or not set forth in the Anchor Disclosure Schedule (a “Anchor Regulatory Agreement”), nor has Anchor or any Anchor Subsidiary been advised since January 1, 2013, by any regulatory agency or other governmental entity that it is considering issuing, initiating, ordering, or requesting any such Anchor Regulatory Agreement. There are no refunds or restitutions required to be paid as a result of any criticism of any regulatory agency or body cited in any examination report of Anchor or any Anchor Subsidiary as a result of an examination by any regulatory agency or body, or set forth in any accountant’s or auditor’s report to Anchor or any Anchor Subsidiary. Notwithstanding the foregoing, nothing in this Section 3.28 or this Agreement shall require Anchor to provide ONB with any confidential regulatory supervisory information of Anchor or Bank.

3.29    Internal Controls.

(a)    None of Anchor or any Anchor Subsidiaries’ records, systems, controls, data or information are recorded, stored, maintained, operated or otherwise wholly or partly dependent on or held by any means (including any electronic, mechanical or photographic process, whether computerized or not) which (including all means of access thereto and therefrom) are not under the exclusive ownership and direct control of it or Anchor Subsidiaries or accountants except as would not, individually or in the aggregate, reasonably be expected to result in a materially adverse effect on the system of internal accounting controls described in the next sentence. Anchor and Anchor Subsidiaries have devised and maintain a system of internal accounting controls sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP.

(b)    Bank (x) has implemented and maintains disclosure controls and procedures (consistent with the requirements of 12 C.F.R. Part 363) to ensure that material information relating to Bank, is made known to the chief executive officer and the chief financial officer of Bank and Anchor by others within those entities, and (y) has disclosed, based on its most recent evaluation prior to the date hereof, to Anchor’s outside auditors and the audit committee of Anchor’s Board of Directors (i) any significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect

Bank’s or Anchor’s ability to record, process, summarize and report financial information, and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in Bank’s internal controls over financial reporting. These disclosures were made in writing by management to Bank’s auditors and audit committee and a copy has previously been made available to ONB.

(c)    Since December 31, 2015, (i) through the date hereof, neither Anchor nor any Anchor Subsidiary has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of Anchor or any Anchor Subsidiary or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that Anchor or any Anchor Subsidiary has engaged in questionable accounting or auditing practices, and (ii) no attorney representing Anchor or any Anchor Subsidiary, whether or not employed by Anchor or any Anchor Subsidiary, has reported evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by Anchor or any Anchor Subsidiary or any of their respective officers, directors, employees or agents to the Board of Directors of Anchor or of any Anchor Subsidiary or any committee thereof or to any director or officer of Anchor or any Anchor Subsidiary.

3.30    Fiduciary Accounts. Anchor and each Anchor Subsidiary has properly administered in all material respects all accounts for which it acts as a fiduciary, including but not limited to accounts for which it serves as a trustee, agent, custodian, personal representative, guardian, conservator or investment advisor, in accordance with the terms of the governing documents and applicable laws and regulations. Neither Anchor nor any Anchor Subsidiary, nor any of their respective directors, officers or employees, has committed any breach of trust to Anchor’s knowledge with respect to any fiduciary account and the records for each such fiduciary account are true and correct and accurately reflect the assets of such fiduciary account.

3.31    Opinion of Financial Advisor. The Board of Directors of Anchor, at a duly constituted and held meeting at which a quorum was present throughout, has been informed orally by Sandler O’Neill & Partners, L.P. (“Sandler O’Neill”), that the Merger Consideration, as of the date of this Agreement, is fair to the shareholders of Anchor from a financial point of view. Such opinion has not been amended or rescinded in any material respect.

ARTICLE IV.

REPRESENTATIONS AND WARRANTIES OF ONB

On or prior to the date hereof, ONB has delivered to Anchor a schedule (the “ONB Disclosure Schedule”) setting forth, among other things, items the disclosure of which is necessary or appropriate either in response to an express disclosure requirement contained in a provision hereof or as an exception to one or more representations or warranties contained in this Article IV or to one or more of its covenants contained in Article VI.

For the purpose of this Agreement, and in relation to ONB and ONB Subsidiaries (as such term is defined below), a “Material Adverse Effect on ONB” means any effect that (i) is material and adverse to the results of operations, properties, assets, liabilities, condition (financial or otherwise), value or business of ONB and ONB Subsidiaries taken as a whole, or (ii) would materially impair the ability of ONB to perform its obligations under this Agreement or otherwise materially threaten or materially impede the consummation of the Merger and the other transactions contemplated by this Agreement; provided, however, that a Material Adverse Effect on ONB shall not be deemed to include the impact of (a) changes in banking and similar laws of general applicability to banks or savings associations or their holding companies or interpretations thereof by courts or governmental authorities, (b) changes in GAAP or regulatory accounting requirements applicable to banks, savings associations, or their holding companies generally, (c) the impact of the announcement of this Agreement and the transactions contemplated hereby, and compliance with this Agreement on the business, financial condition or results of operations of ONB and ONB Subsidiaries, (d) changes resulting from expenses (such as legal, accounting and investment bankers’ fees) incurred in connection with this Agreement or the transactions contemplated herein, and (e) the occurrence of any military or terrorist attack within the United States or any of its possessions or offices; provided that in no event shall a change in the trading price of the shares of ONB Common Stock, by itself, be considered to constitute a Material Adverse Effect on ONB and ONB Subsidiaries taken as a whole (it being understood that the foregoing proviso shall not prevent or otherwise affect a determination that any effect underlying such decline has resulted in a Material Adverse Effect on ONB).

For the purpose of this Agreement, and in relation to ONB, “knowledge” means those facts that are known or should have been known after due inquiry by the directors and executive officers of ONB and its Subsidiaries. Additionally, for the purpose of this Agreement, and in relation to ONB, “ONB Subsidiary” or collectively, “ONB Subsidiaries” shall mean any entity or entities required to be consolidated with ONB for financial reporting purposes pursuant to GAAP.

Accordingly, ONB represents and warrants to Anchor as follows, except as set forth in the ONB Disclosure Schedule:

4.01    Organization and Authority.

(a)    ONB is a corporation duly organized and validly existing under the laws of the state of Indiana and is a registered bank holding company under the BHC Act. ONB has full power and authority (corporate and otherwise) to own and lease its properties as presently owned and leased and to conduct its business in the manner and by the means utilized as of the date hereof. ONB has previously provided Anchor with a complete list of ONB Subsidiaries. Except for ONB Subsidiaries, ONB owns no voting stock or equity securities of any corporation, partnership, association or other entity.

(b)    Old National Bank is a national bank chartered and existing under the laws of the United States. Old National Bank has full power and authority (corporate and otherwise) to own and lease its properties as presently owned and leased and to conduct its business in the manner and by the means utilized as of the date hereof. Except as set forth on the list previously provided to Anchor, Old National Bank has no subsidiaries and owns no voting stock or equity securities of any corporation, partnership, association or other entity.

(c)    Each ONB Subsidiary other than Old National Bank is duly organized and validly existing under the laws of its jurisdiction of organization, and has full power and authority (corporate and otherwise) to own and lease its properties as presently owned and leased and to conduct its business in the manner and by the means utilized as of the date hereof.

4.02    Authorization.

(a)    ONB has the requisite corporate power and authority to enter into this Agreement and to perform its obligations hereunder, subject to the fulfillment of the conditions precedent set forth in Sections 7.01(e) and 7.01(f) hereof. As of the date hereof, ONB is not aware of any reason why the approvals set forth in Section 7.01(e) will not be received in a timely manner. This Agreement and its execution and delivery by ONB have been duly authorized and approved by the Board of Directors of ONB and, assuming due execution and delivery by Anchor, constitutes a valid and binding obligation of ONB, subject to the fulfillment of the conditions precedent set forth in Section 7.01 hereof, and is enforceable in accordance with its terms, except to the extent limited by general principles of equity and public policy and by bankruptcy, insolvency, fraudulent transfer, reorganization, liquidation, moratorium, readjustment of debt or other laws of general application relating to or affecting the enforcement of creditors’ rights.

(b)    Neither the execution of this Agreement nor consummation of the Merger contemplated hereby: (i) conflicts with or violates the Articles of Incorporation or By-Laws of ONB or the charter documents of any of ONB’s Subsidiaries; (ii) conflicts with or violates any local, state, federal or foreign law, statute, ordinance, rule or regulation (provided that the approvals of or filings with applicable government regulatory agencies or authorities required for consummation of the Merger are obtained) or any court or administrative judgment, order, injunction, writ or decree; (iii) conflicts with, results in a breach of or constitutes a default under any note, bond, indenture, mortgage, deed of trust, license, lease, contract, agreement, arrangement, commitment or other instrument to which ONB or any of its Subsidiaries is a party or by which ONB or any of its Subsidiaries is subject or bound; (iv) results in the creation of or gives any Person the right to create any lien, charge, claim, encumbrance or security interest, or results in the creation of any other rights or claims of any other party (other than Anchor) or any other adverse interest, upon any right, property or asset of ONB or any of its Subsidiaries which would be material to ONB; or (v) terminates or gives any Person the right to terminate, accelerate, amend, modify or refuse to perform under any note, bond, indenture, mortgage, agreement, contract, lease, license, arrangement, deed of trust, commitment or other instrument to which ONB or any of its Subsidiaries is bound or with respect to which ONB or any of its Subsidiaries is to perform any duties or obligations or receive any rights or benefits.

(c)    Other than in connection or in compliance with the provisions of the applicable federal and state banking, securities, antitrust and corporation statutes, all as amended, and the rules and regulations promulgated thereunder, no notice to, filing with, exemption by or consent, authorization or approval of any governmental agency or body is necessary for consummation of the Merger by ONB.

4.03    Capitalization.

(a)    The authorized capital stock of ONB consists of 300,000,000 shares of ONB Common Stock, of which, as of June 30, 2017, approximately 135,516,338 shares were issued and outstanding. All of the issued and outstanding shares of ONB Common Stock have been duly and validly authorized by all necessary corporate action of ONB, are validly issued, fully paid and nonassessable and have not been issued in violation of any pre-emptive rights of any present or former ONB shareholder. ONB has no capital stock authorized, issued or outstanding other than as described in this Section 4.03(a) and has no intention or obligation to authorize or issue any other capital stock or any additional shares of ONB Common Stock. Each share of ONB Common Stock is entitled to one (1) vote per share. A description of the ONB Common Stock is contained in the Articles of Incorporation of ONB.

(b)    Subject to 12 U.S.C. § 55, all of the issued and outstanding shares of capital stock or other equity ownership interests of each ONB Subsidiary is owned by ONB free and clear of all liens, pledges, charges, claims, encumbrances, restrictions, security interests, options and pre-emptive rights and of all other rights or claims of any other Person with respect thereto.

(c)    Except as disclosed in its SEC Reports, there are no options, warrants, commitments, calls, puts, agreements, understandings, arrangements or subscription rights relating to any shares of ONB Common Stock or any of ONB’s Subsidiaries, or any securities convertible into or representing the right to purchase or otherwise acquire any common stock or debt securities of ONB or its Subsidiaries, by which ONB is or may become bound. ONB does not have any outstanding contractual or other obligation to repurchase, redeem or otherwise acquire any of the issued and outstanding shares of ONB Common Stock. To the knowledge of ONB, there are no voting trusts, voting arrangements, buy-sell agreements or similar arrangements affecting the capital stock of ONB or its Subsidiaries.

(d)    Except as disclosed in its SEC Reports, ONB has no knowledge of any Person which beneficially owns (as defined in Rule 13d-3 under the 1934 Act) 5% or more of its outstanding shares of common stock.

4.04    Organizational Documents. The Articles of Incorporation and By-Laws of ONB and the charter documents for each of ONB’s Subsidiaries, representing true, accurate and complete copies of such corporate documents in effect as of the date of this Agreement, have been delivered to Anchor.

4.05    Compliance with Law.

(a)    None of ONB or any ONB Subsidiary is currently in violation of, and since January 1, 2013, none has been in violation of, any local, state, federal or foreign law, statute, regulation, rule, ordinance, order, restriction or requirement, and none is in violation of any order, injunction, judgment, writ or decree of any court or government agency or body, except where such violation would not have a Material Adverse Effect on ONB. ONB and ONB Subsidiaries possess and hold all licenses, franchises, permits, certificates and other authorizations necessary for the continued conduct of their business without interference or interruption, except where the failure to possess and hold the same would not have a Material Adverse Effect on ONB.

(b)    As of the date hereof, set forth on the ONB Disclosure Schedule is a list of all agreements, understandings and commitments with, and all orders and directives of, all government regulatory agencies or authorities with respect to the financial condition, results of operations, business, assets or capital of ONB or ONB Subsidiaries which presently are binding upon or require action by, or at any time during the last five (5) years have been binding upon or have required action by, ONB or ONB Subsidiaries, and all documents relating thereto have been made available to Anchor, including, without limitation, all correspondence, written communications and written commitments related thereto. There are no refunds or restitutions required to be paid as a result of any criticism of any regulatory agency or body cited in any examination report of ONB or any ONB Subsidiary as a result of an examination by any regulatory agency or body, or set forth in any accountant’s or auditor’s report to ONB or any ONB Subsidiaries.

(c)    Since the enactment of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), ONB has been and is in compliance in all material respects with the applicable provisions of the Sarbanes-Oxley Act.

(d)    All of the existing offices and branches of Old National Bank have been legally authorized and established in accordance with all applicable federal, state and local laws, statutes, regulations, rules, ordinances, orders, restrictions and requirements, except such as would not have a Material Adverse Effect on ONB. Old National Bank has no approved but unopened offices or branches.

4.06    Accuracy of Statements Made and Materials Provided to Anchor. No representation, warranty or other statement made, or any information provided, by ONB in this Agreement, or provided by ONB to Anchor in the course of Anchor’s due diligence investigation and no written information which has been or shall be supplied by ONB with respect to its financial condition, results of operations, business, assets, capital or directors and officers for inclusion in the proxy statement-prospectus relating to the Merger, contains or shall contain (in the case of information relating to the proxy statement-prospectus at the time it is first mailed to Anchor’s shareholders) any untrue statement of material fact or omits or shall omit to state a material fact necessary to make the statements contained herein or therein, in light of the circumstances in which they are made, not false or misleading, except that no representation or warranty has been made by ONB with respect to statements made or incorporated by reference in the Form S-4 or the proxy statement-prospectus therein based on information supplied by Anchor specifically for inclusion or incorporation by reference in the Form S-4 or the proxy statement-prospectus therein.

4.07    Litigation and Pending Proceedings.

(a)    Except for lawsuits involving collection of delinquent accounts and lawsuits which would not have a Material Adverse Effect on ONB, there are no claims, actions, suits, proceedings, mediations, arbitrations or investigations pending and served against ONB or any ONB Subsidiaries or, to the knowledge of ONB or any ONB Subsidiaries, threatened in any court or before any government agency or authority, arbitration panel or otherwise against ONB or any ONB Subsidiaries. ONB does not have knowledge of a basis for any claim, action, suit, proceeding, litigation, arbitration or investigation against ONB or any ONB Subsidiaries.

(b)    Neither ONB nor any ONB Subsidiary is: (i) subject to any material outstanding judgment, order, writ, injunction or decree of any court, arbitration panel or governmental agency or authority; (ii) presently charged with or, to the knowledge of ONB, under governmental investigation with respect to, any actual or alleged material violations of any law, statute, rule, regulation or ordinance; or (iii) the subject of any material pending or, to the knowledge of ONB, threatened proceeding by any government regulatory agency or authority having jurisdiction over their respective business, assets, capital, properties or operations.

4.08    Financial Statements and Reports.

(a)    ONB has delivered to Anchor copies of the following financial statements and reports of ONB and ONB Subsidiaries, including the notes thereto (collectively, the “ONB Financial Statements”):

(i)    Consolidated Balance Sheets and the related Consolidated Statements of Income and Consolidated Statements of Changes in Shareholders’ Equity of ONB as of and for the fiscal years ended December 31, 2014, 2015 and 2016, and as of and for the six (6) months ended June 30, 2017;

(ii)    Consolidated Statements of Cash Flows of ONB for the fiscal years ended December 31, 2014, 2015 and 2016, and as of and for the six (6) months ended June 30, 2017; and

(iii)    Call Reports for Old National Bank as of the close of business on December 31, 2014, 2015 and 2016, and as of and for the six (6) months ended June 30, 2017.

(b)    Except for the Call Reports, which relate solely to Old National Bank, the ONB Financial Statements present fairly the consolidated financial position of ONB as of and at the dates shown and the consolidated results of operations for the periods covered thereby and are complete, correct, represent bona fide transactions, and have been prepared from the books and records of ONB and ONB Subsidiaries. The ONB Financial Statements described in clauses (i) and (ii) above for completed fiscal years are audited financial statements and have been prepared in conformance with GAAP, except as may otherwise be indicated in any accountants’ notes or reports with respect to such financial statements.

(c)    Since June 30, 2017 on a consolidated basis ONB and ONB Subsidiaries have not incurred any material liability other than in the ordinary course of business consistent with past practice.

4.09    Title to Properties.

(a)    Except as described in this Section 4.09: (a) ONB or an ONB Subsidiary, as the case may be, has: good and marketable title in fee simple absolute to all real property (including, without limitation, all real property used as bank premises and all other real estate owned) which is reflected in the ONB Financial Statements as of June 30, 2017; good and marketable title to all personal property reflected in the ONB Financial Statements as of June 30, 2017, other than personal property disposed of in the ordinary course of business since June 30, 2017; good and marketable title to or right to use by valid and enforceable lease or contract all other properties and assets (whether real or personal, tangible or intangible) which ONB or any ONB Subsidiary purports to own or which ONB or any ONB Subsidiary uses in its respective business and which are in either case material to its respective business; good and marketable title to, or right to use by terms of a valid and enforceable lease or contract, all other property used in its respective business to the extent material thereto; and good and marketable title to all material property and assets acquired and not disposed of or leased since June 30, 2017. All of such properties and assets are owned by ONB or ONB Subsidiaries free and clear of all land or conditional sales contracts, mortgages, liens, pledges, restrictions, options, security, interests, charges, claims, rights of third parties or encumbrances of any nature except: (i) as set forth in the ONB Disclosure Schedule; (ii) as specifically noted in reasonable detail in the ONB Financial Statements; (iii) statutory liens for taxes not yet delinquent or being contested in good faith by appropriate proceedings; (iv) pledges or liens required to be granted in connection with the acceptance of government deposits or granted in connection with repurchase or reverse repurchase agreements; and (v) easements, encumbrances and liens of record, imperfections of title and other limitations which are not material in amounts to ONB on a consolidated basis and which do not detract from the value or materially interfere with the present or contemplated use of any of the properties subject thereto or otherwise materially impair the use thereof for the purposes for which they are held or used. All real property owned or, to ONB’s knowledge, leased by ONB or ONB Subsidiaries is in compliance in all material respects with all applicable zoning and land use laws. All real property, machinery, equipment, furniture and fixtures owned or leased by ONB or ONB Subsidiaries that is material to their respective businesses is structurally sound, in good operating condition (ordinary wear and tear excepted) and has been and is being maintained and repaired in the ordinary course of business.

(b)    With respect to all real property presently or formerly owned, leased or used by ONB or any ONB Subsidiary, ONB, ONB Subsidiaries and to ONB’s knowledge each of the prior owners, have conducted their respective business in substantial compliance with all Environmental Laws. To the knowledge of ONB, there are no pending or threatened, claims, actions or proceedings by any local municipality, sewage district or other governmental entity against ONB or any ONB Subsidiary with respect to the Environmental Laws, and to ONB’s knowledge there is no reasonable basis or grounds for any such claim, action or proceeding. No environmental clearances are required for the conduct of the business of ONB or any ONB Subsidiary as currently conducted or the consummation of the Merger contemplated hereby that would have a Material Adverse Effect on ONB. To ONB’s knowledge, neither ONB nor any ONB Subsidiary is the owner, operator or lessee, of any property on which any substances have been used, stored, deposited, treated, recycled or disposed of, which substances if known to be present on, at or under such property would require clean-up, removal, treatment, abatement, response costs, or any other remedial action under any Environmental Law. To ONB’s knowledge, neither ONB nor any ONB Subsidiary has any liability for any clean-up or remediation under any of the Environmental Laws with respect to any real property.

4.10    Employee Benefit Plans.

(a)    With respect to the employee benefit plans, as defined in Section 3(3) of the ERISA, sponsored or otherwise maintained by ONB or any ONB Subsidiary which are intended to be tax-qualified under Section 401(a) of the Code or any nonqualified employee benefit plans or deferred compensation, bonus, stock, performance share, phantom stock or incentive plans or arrangements, or other employee benefit or fringe benefit programs for the benefit of former or current employees or directors of ONB or ONB Subsidiaries (collectively, “ONB Plans”), all such ONB Plans have, on a continuous basis since their adoption, been, in all material respects, maintained in compliance with the requirements prescribed by all applicable statutes, orders and governmental rules or regulations, including, without limitation, ERISA and the Department Regulations promulgated thereunder and the Code and Treasury Regulations promulgated thereunder.

(b)    ONB and ONB Subsidiaries do not maintain and are not required to contribute to any defined benefit retirement plan which is subject to Title IV of ERISA and do not have any liability with respect to any plan that is (i) a defined benefit pension plan subject to Title IV of ERISA, (ii) a pension plan subject to Section 302 of ERISA or Section 412 of the Code, or (iii) a multiemployer pension plan (as that term is defined in Sections 4001(a)(3) and 3(37) of ERISA).

(c)    There are no pending or, to ONB’s knowledge, threatened material labor grievances or material unfair labor practice claims or charges against ONB or any ONB Subsidiary, or any strikes or other labor disputes against ONB or any ONB Subsidiary. Neither ONB nor any ONB Subsidiary is a party to or bound by any collective bargaining or similar agreement with any labor organization, or work rules or practices agreed to with any labor organization or employee association applicable to employees of ONB or any ONB Subsidiary and, to the knowledge of ONB, there are no organizing efforts by any union or other group seeking to represent any employees of ONB or any ONB Subsidiary.

4.11    Taxes, Returns and Reports. Each of ONB and ONB Subsidiaries has since January 1, 2012, (a) duly and timely filed all federal, state, local and foreign tax returns of every type and kind required to be filed, and each such return is true, accurate and complete in all material respects; (b) paid or otherwise adequately reserved in accordance with GAAP for all taxes, assessments and other governmental charges due or claimed to be due upon it or any of its income, properties or assets; and (c) not requested an extension of time for any such payments (which extension is still in force). ONB has established, and shall establish in the Subsequent ONB Financial Statements (as hereinafter defined), in accordance with GAAP, a reserve for taxes in the Subsequent ONB Financial Statements adequate to cover all of ONB’s and ONB Subsidiaries’ tax liabilities (including, without limitation, income taxes, payroll taxes and withholding, and franchise fees) for the periods then ending. Neither ONB nor any ONB Subsidiary has, nor will any of them have, any liability for material taxes of any nature for or with respect to the operation of its business, from the date hereof up to and including the Effective Time, except to the extent set forth in the Subsequent ONB Financial Statements (as hereinafter defined) or as accrued or reserved for on the books and records of ONB or ONB Subsidiaries, except as set forth on the ONB Disclosure Schedule. Except as set forth on the ONB Disclosure Schedule, to the knowledge of ONB, neither ONB nor any ONB Subsidiary is currently under audit by any state or federal taxing authority. Except as set forth on the ONB Disclosure Schedule, no federal, state or local tax returns of ONB or any ONB Subsidiary have been audited by any taxing authority during the past five (5) years.

4.12    Deposit Insurance. The deposits of Old National Bank are insured by the Federal Deposit Insurance Corporation in accordance with the Federal Deposit Insurance Act, as amended, to the fullest extent provided by applicable law and ONB or Old National Bank has paid or properly reserved or accrued for all current premiums and assessments with respect to such deposit insurance.

4.13    Insurance. ONB has provided Anchor with a list and, if requested, a true, accurate and complete copy thereof, of all policies of insurance (including, without limitation, bankers’ blanket bond, directors’ and officers’ liability insurance, property and casualty insurance, group health or hospitalization insurance and insurance providing benefits for employees) owned or held by ONB or any ONB Subsidiary on the date hereof or with respect to which ONB or any ONB Subsidiary pays any premiums. Each such policy is in full force and effect and all premiums due thereon have been paid when due.

4.14    Books and Records. The books and records of ONB are, in all material respects, complete, correct and accurately reflect the basis for the financial condition, results of operations, business, assets and capital of ONB on a consolidated basis set forth in the ONB Financial Statements.

4.15    Broker’s, Finder’s or Other Fees. Except for reasonable fees and expenses of ONB’s attorneys, accountants and investment bankers, all of which shall be paid by ONB at or prior to the Effective Time, no agent, broker or other Person acting on behalf of ONB or under any authority of ONB is or shall be entitled to any commission, broker’s or finder’s fee or any other form of compensation or payment from any of the parties hereto relating to this Agreement and the Merger contemplated hereby.

4.16    ONB Securities and Exchange Commission Filings. ONB has filed all SEC Reports required to be filed by it. All such SEC Reports were true, accurate and complete in all material respects as of the dates of the SEC Reports, and no such filings contained any untrue statement of a material fact or omitted to state a material fact necessary in order to make the statements, at the time and in the light of the circumstances under which they were made, not false or misleading. Unless publicly available, ONB has made available to Anchor copies of all comment letters received by ONB from the SEC since January 1, 2012, relating to the SEC Reports, together with all written responses of ONB thereto. As of the date of this Agreement, there are no outstanding or unresolved comments in such comment letters received by ONB, and to the knowledge of ONB, none of the SEC Reports is the subject of any ongoing review by the SEC.

4.17    Community Reinvestment Act. Old National Bank received a rating of “satisfactory” or better in its most recent examination or interim review with respect to the Community Reinvestment Act.

4.18    Bank Secrecy Act. Since January 1, 2014, neither ONB nor Old National Bank has been advised of any supervisory criticisms regarding their compliance with the Bank Secrecy Act (41 USC 5422, et seq.) or related state or federal anti-money laundering laws, regulations and guidelines, including without limitation those provisions of federal regulations requiring (i) the filing of reports, such as Currency Transaction Reports and Suspicious Activity Reports, (ii) the maintenance of records and (iii) the exercise of due diligence in identifying customers. Notwithstanding the foregoing, nothing in this Section 4.18 or this Agreement shall require ONB to provide Anchor with any confidential regulatory supervisory information of ONB or Old National Bank.

4.19    Agreements with Regulatory Agencies. Since January 1, 2014, neither ONB nor any of its Subsidiaries is subject to any cease-and-desist, consent order or other order or enforcement action issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or has been ordered to pay any civil money penalty by, or has been since January 1, 2014 a recipient of any supervisory letter from, or since January 1, 2014, has adopted any policies, procedures or board resolutions at the request or suggestion of any regulatory agency or other governmental entity that currently restricts in any material respect the conduct of its business or that in any material manner relates to its capital adequacy, its ability to pay dividends, its credit or risk management policies, its management or its business, other than those of general application that apply to similarly situated bank holding companies or their subsidiaries, whether or not set forth in the ONB Disclosure Schedule (an “ONB Regulatory Agreement”), nor has ONB or any of its Subsidiaries been advised since January 1, 2014, by any regulatory agency or other governmental entity that it is considering issuing, initiating, ordering, or requesting any such ONB Regulatory Agreement. There are no refunds or restitutions required to be paid as a result of any criticism of any regulatory agency or body cited in any examination report of ONB or any of its Subsidiaries as a result of an examination by any regulatory agency or body, or set forth in any accountant’s or auditor’s report to ONB or any of its Subsidiaries. Notwithstanding the foregoing, nothing in this Section 4.19 or this Agreement shall require ONB to provide Anchor with any confidential regulatory supervisory information of ONB or Old National Bank.

4.20    Internal Controls.

(a)    None of ONB or its Subsidiaries’ records, systems, controls, data or information are recorded, stored, maintained, operated or otherwise wholly or partly dependent on or held by any means (including any electronic, mechanical or photographic process, whether computerized or not) which (including all means of access thereto and therefrom) are not under the exclusive ownership and direct control of it or its Subsidiaries or accountants except as would not, individually or in the aggregate, reasonably be expected to result in a materially adverse effect on the system of internal accounting controls described in the next sentence. ONB and its Subsidiaries have devised and maintain a system of internal accounting controls sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP.

(b)    ONB (x) has implemented and maintains disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) to ensure that material information relating to ONB including its Subsidiaries, is made known to the chief executive officer and the chief financial officer of ONB by others within those entities, and (y) has disclosed, based on its most recent evaluation prior to the date hereof, to ONB’s outside auditors and the audit committee of ONB’s Board of Directors (i) any significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) which are reasonably likely to adversely affect ONB’s ability to record, process, summarize and report financial information, and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in ONB’s internal controls over financial reporting. These disclosures were made in writing by management to ONB’s auditors and audit committee and a copy has previously been made available to Anchor. As of the date hereof, there is no reason to believe that its outside auditors and its chief executive officer and chief financial officer will not be able to give the certifications and attestations required pursuant to the rules and regulations adopted pursuant to Section 404 of the Sarbanes-Oxley Act, without qualification, when next due.

(c)    Since December 31, 2016, (i) through the date hereof, neither ONB nor any of its Subsidiaries has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of ONB or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that ONB or any of its Subsidiaries has engaged in questionable accounting or auditing practices, and (ii) no attorney representing ONB or any of its Subsidiaries, whether or not employed by ONB or any of its Subsidiaries, has reported evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by ONB or any of its officers, directors, employees or agents to the Board of Directors of ONB or any committee thereof or to any director or officer of ONB.

ARTICLE V.

COVENANTS OF ANCHOR

Anchor covenants and agrees with ONB and covenants and agrees to cause Anchor Subsidiaries to act as follows:

5.01    Shareholder Approval. Anchor shall submit this Agreement to its shareholders for approval and adoption at a meeting to be called and held in accordance with applicable law and the Articles of Incorporation and By-Laws of Anchor at the earliest possible reasonable date, which date shall be coordinated with ONB in connection with the filing of the Registration Statement pursuant to Section 6.02. Subject to Section 5.06 hereof, the Board of Directors of Anchor shall recommend to Anchor’s shareholders that such shareholders approve and adopt this Agreement and the Merger contemplated hereby and will solicit proxies voting in favor of this Agreement from Anchor’s shareholders.

5.02    Other Approvals.

(a)    Anchor shall proceed expeditiously, cooperate fully and use commercially reasonable efforts to assist ONB in procuring upon terms and conditions consistent with the condition set forth in Section 7.01(e) hereof all consents, authorizations, approvals, registrations and certificates, in completing all filings and applications and in satisfying all other requirements prescribed by law which are necessary for consummation of the Merger on the terms and conditions provided in this Agreement at the earliest possible reasonable date.

(b)    Anchor will obtain any required third party consents to agreements, contracts, commitments, leases, instruments and documents described in the Anchor Disclosure Schedule and to which Anchor and ONB agree are material.

(c)    Any materials or information provided by Anchor to ONB for use by ONB in any filing with any state or federal regulatory agency or authority shall not contain any untrue or misleading statement of material fact or shall omit to state a material fact necessary to make the statements contained therein, in light of the circumstances in which they are made, not false or misleading.

5.03    Conduct of Business.

(a)    On and after the date of this Agreement and until the Effective Time or until this Agreement is terminated as herein provided, except as otherwise permitted or required by this Agreement or as set forth in the Anchor Disclosure Schedule, Anchor will not, and will cause Anchor Subsidiaries to not, without the prior written consent of ONB:

(i)    make any changes in its capital stock accounts (including, without limitation, any stock issuance, stock split, stock dividend, recapitalization or reclassification);

(ii)    authorize a class of stock or issue, or authorize the issuance of, securities other than or in addition to the issued and outstanding common stock as set forth in Section 3.03 hereof;

(iii)    distribute or pay any dividends on its shares of common or preferred stock, or authorize a stock split, or make any other distribution to its shareholders, except that (A) each of the Anchor Subsidiaries may pay cash dividends to Anchor in the ordinary course of business for payment of reasonable and necessary business and operating expenses of Anchor and to provide funds for Anchor’s dividends to its shareholders in accordance with this Agreement, (B) Anchor may pay to the holders of Anchor Common Stock a quarterly cash dividend of no more than $0.2062 per share for the third quarter of 2017, and of no more than $0.2162 per share for the fourth quarter of 2017, aggregating to no greater than $0.5762 per share for 2017, and if the Effective Time is later than January 1, 2018, a quarterly cash dividend of no more than $0.1375 per share aggregating to no greater than $0.55 per share for the calendar year 2018, provided that no dividend may be paid for the quarterly period in which the Merger is scheduled to be consummated or consummated if, during such period, holders of Anchor Common Stock will become entitled to receive dividends on their shares of ONB Common Stock received pursuant to this Agreement, and (C) Anchor may pay to the holders of the Voting Preferred Stock, the Class A1 Preferred Stock and the Series II Convertible Preferred Stock dividends in accordance with the stated terms of such preferred stock in the Articles of Incorporation of Anchor;

(iv)    redeem any of its outstanding shares of Anchor Common Stock except as required by this Agreement;

(v)    redeem any of its outstanding preferred stock except as required by this Agreement;

(vi)    merge, combine or consolidate or effect a share exchange with or sell its assets or any of its securities to any other Person or enter into any other similar transaction not in the ordinary course of business;

(vii)    purchase any assets or securities or assume any liabilities of a bank holding company, bank, corporation or other entity, except in the ordinary course of business necessary to manage its investment portfolio and then only to the extent that such securities have a quality rating of “AAA” by either Standard & Poor’s Ratings Services or Moody’s Investors Services for corporate bonds;

(viii)    which consent shall be deemed received unless ONB shall object thereto within three (3) business days after receipt of written notice from Anchor, (A) make, renew or otherwise modify any loan, loan commitment, letter of credit, interest rate swap or other extension of credit (individually, a “Loan” and collectively, “Loans”) to any Person if the Loan is an existing credit on the books of Anchor or any Anchor Subsidiary, and is, or in accordance with bank regulatory definitions should be, classified as “Special Mention” or “Substandard-Accruing” and is in the amount of $1,000,000 or greater or, in accordance with bank regulatory definitions should be, classified as “Substandard-Nonaccruing” or “Doubtful,” or “Loss” and is in an amount of $500,000 or greater, (B) make, renew or otherwise modify any Loan or Loans if immediately after making a Loan or Loans, such Person would be directly indebted to Anchor or any Anchor Subsidiary in an aggregate amount of $5,000,000 or greater, or (C) make, renew or otherwise modify any Loan or Loans in an amount of $300,000 or greater secured by an owner-occupied 1-4 single-family residence that does not conform with secondary market underwriting standards;

(ix)    make any investment subject to any restrictions, whether contractual or statutory, which materially impairs the ability of Anchor or any Anchor Subsidiary to dispose freely of such investment at any time;

(x)    subject any of their properties or assets to a mortgage, lien, claim, charge, option, restriction, security interest or encumbrance, except for tax and other liens which arise by operation of law and with respect to which payment is not past due or is being contested in good faith by appropriate proceedings, pledges or liens required to be granted in connection with acceptance by Anchor or any Anchor Subsidiary of government deposits and pledges or liens in connection with Federal Home Loan Bank (“FHLB”) borrowings;

(xi)    except as contemplated by this Agreement, (A) promote to a new position or increase the rate of compensation, or enter into any agreement to promote to a new position or increase the rate of compensation, of any director, officer or employee of Anchor or any Anchor Subsidiary other than in the ordinary course of business, or (B) modify, amend or institute new employment policies or practices, or enter into, renew or extend any employment, indemnity, reimbursement, consulting, compensation or severance agreements with respect to any present or former directors, officers or employees of Anchor or any Anchor Subsidiary;

(xii)    except as contemplated by this Agreement, execute, create, institute, modify, amend or terminate any pension, retirement, savings, stock purchase, stock bonus, stock ownership, stock option, stock appreciation or depreciation right or profit sharing plans; any employment, deferred compensation, consulting, bonus or collective bargaining agreement; any group insurance or health contract or policy; or any other incentive, retirement, welfare or employee welfare benefit plan, agreement or understanding for current or former directors, officers or employees of Anchor or any Anchor Subsidiary; or change the level of benefits or payments under any of the foregoing or increase or decrease any severance or termination of pay benefits or any other fringe or employee benefits other than as required by law or regulatory authorities or the terms of any of the foregoing;

(xiii)    amend, modify or restate Anchor’s or any Anchor Subsidiary’s organizational documents from those in effect on the date of this Agreement and as delivered to ONB;

(xiv)    give, dispose of, sell, convey or transfer; assign, hypothecate, pledge or encumber, or grant a security interest in or option to or right to acquire any shares of common stock or the assets (other than in the ordinary course consistent with past practice) of Anchor or any Anchor Subsidiaries, or enter into any agreement or commitment relative to the foregoing;

(xv)    fail to accrue, pay, discharge and satisfy all debts, liabilities, obligations and expenses, including, but not limited to, trade payables, incurred in the regular and ordinary course of business as such debts, liabilities, obligations and expenses become due, unless the same are being contested in good faith;

(xvi)    issue, or authorize the issuance of, any securities convertible into or exchangeable for any shares of the capital stock of Anchor or any Anchor Subsidiary;

(xvii)    except for obligations disclosed within this Agreement or the Anchor Disclosure Schedule, FHLB advances, Federal Funds purchased by Anchor, trade payables and similar liabilities and obligations incurred in the ordinary course of business and the payment, discharge or satisfaction in the ordinary course of business of liabilities reflected in the Anchor Financial Statements or the Subsequent Anchor Financial Statements, borrow any money or incur any indebtedness including, without limitation, through the issuance of debentures, or incur any liability or obligation (whether absolute, accrued, contingent or otherwise), in an aggregate amount exceeding $250,000;

(xviii)    open, close, move or, in any material respect, expand, diminish, renovate, alter or change any of its offices or branches, other than as disclosed in the Anchor Disclosure Schedule;

(xix)    pay or commit to pay any management or consulting or other similar type of fees other than as disclosed in the Anchor Disclosure Schedule;

(xx)    change in any material respect its accounting methods, except as may be necessary and appropriate to conform to changes in tax law requirements, changes in GAAP or regulatory accounting principles or as required by Anchor’s independent auditors or its regulatory authorities;

(xxi)    change in any material respects its underwriting, operating, investment or risk management or other similar policies of Anchor or any Anchor Subsidiary except as required by applicable law or policies imposed by any regulatory authority or governmental entity;

(xxii)    make, change or revoke any material tax election, file any material amended tax return, enter into any closing agreement with respect to a material amount of taxes, settle any material tax claim or assessment or surrender any right to claim a refund of a material amount of taxes; or

(xxiii)    enter into any contract, agreement, lease, commitment, understanding, arrangement or transaction or incur any liability or obligation (other than as contemplated by Section 5.03(a)(viii) hereof and legal, accounting and fees related to the Merger) requiring payments by Anchor or any Anchor Subsidiary which exceed $250,000, whether individually or in the aggregate, or that is not a trade payable or incurred in the ordinary course of business.

(b)    On and after the date of this Agreement and until the Effective Time or until this Agreement is terminated as herein provided, each of Anchor and each Anchor Subsidiary shall: (i) carry on its business diligently, substantially in the manner as is presently being conducted and in the ordinary course of business; (ii) use commercially reasonable efforts to preserve its business organization intact, keep available the services of the present officers and employees and preserve its present relationships with customers and Persons having business dealings with it; (iii) use commercially reasonable efforts to maintain all of the properties and assets that it owns or utilizes in the operation of its business as currently conducted in good operating condition and repair, reasonable wear and tear excepted; (iv) maintain its books, records and accounts in the usual, regular and ordinary manner, on a basis consistent with prior years and in compliance in all material respects with all statutes, laws, rules and regulations applicable to it and to the conduct of its business; and (v) not knowingly do or fail to do anything which will cause a breach of, or default in, any contract, agreement, commitment, obligation, understanding, arrangement, lease or license to which it is a party or by which it is or may be subject or bound which would reasonably be expected to have a Material Adverse Effect on Anchor.

5.04    Insurance. Anchor and Anchor Subsidiaries shall maintain, or cause to be maintained, in full force and effect, insurance on their assets, properties and operations, fidelity coverage and directors’ and officers’ liability insurance in such amounts and with regard to such liabilities and hazards as are currently insured by Anchor or Anchor Subsidiaries as of the date of this Agreement.

5.05    Accruals for Loan Loss Reserve and Expenses.

(a)    Prior to the Effective Time, Anchor shall and shall cause Anchor Subsidiaries to make, consistent with GAAP, the rules and regulations of the SEC and applicable banking laws and regulations, such appropriate accounting entries in its books and records and use commercially reasonable efforts to take such other actions as Anchor and Anchor Subsidiaries shall deem to be necessary or desirable in anticipation of the Merger including, without limitation, accruals or the creation of reserves for employee benefits and Merger-related expenses.

(b)    Anchor recognizes that ONB may have adopted different loan and accounting policies and practices (including loan classifications and levels of loan loss allowances). Subject to applicable law (including without limitation applicable banking laws and regulations and GAAP) and the conditions in Section 5.05(d), from and after the date hereof Anchor shall consult and cooperate in good faith with ONB with respect to conforming the loan and accounting policies and practices of Anchor to those policies and practices of ONB for financial accounting and/or income tax reporting purposes, as reasonably specified in each case in writing from ONB to Anchor, based upon such consultation.

(c)    Subject to applicable law (including without limitation applicable banking laws and regulations and GAAP) and the conditions in Section 5.05(d), Anchor shall consult and cooperate in good faith with ONB with respect to determining, as reasonably specified in a written notice from ONB to Anchor, based upon such consultation, the amount and the timing for recognizing for financial accounting and/or income tax reporting purposes of Anchor’s expenses of the Merger.

(d)    Subject to applicable law (including without limitation applicable banking laws and regulations and GAAP), Anchor shall consult and cooperate in good faith to (i) make such conforming entries to conform the loan and accounting policies and practices of Anchor to the policies and practices of ONB as contemplated in Section 5.05(b) above and (ii) recognize Anchor’s expenses of the Merger for financial accounting and/or income tax reporting purposes at such times as are reasonably requested in writing by ONB as contemplated in Section 5.05(c) above, but in no event prior to the fifth (5th) day next preceding the Closing Date and only after ONB acknowledges that all conditions to its obligation to consummate the Merger have been satisfied and certifies to Anchor that ONB will at the Effective Time deliver to Anchor the certificate contemplated in Section 7.02(g).

(e)    Anchor’s representations, warranties and covenants contained in this Agreement shall not be deemed to be untrue or breached in any respect for any purpose as a consequence of any modifications or changes undertaken on account of Section 5.05(d).

5.06    Acquisition Proposals.

(a)    Anchor will, and will cause each Anchor Subsidiary, and its and their respective officers, directors and representatives (including Sandler O’Neill) to, immediately cease and cause to be terminated any existing solicitations, discussions or negotiations with any Person that has made or indicated an intention to make an Acquisition Proposal (as defined below). During the period from the date of this Agreement through the Effective Time, Anchor shall not terminate, amend, modify or waive any material provision of any confidentiality or similar agreement to which Anchor or any Anchor Subsidiary is a party (other than any involving ONB).

(b)    Except as permitted in this Section 5.06, Anchor shall not, and shall cause each Anchor Subsidiary, and its and their respective directors, officers and representatives (including Sandler O’Neill) not to, (i) solicit, initiate or knowingly encourage or facilitate, or take any other action designed to, or that could reasonably be expected to, facilitate (including by way of furnishing non-public information) any inquiries with respect to an Acquisition Proposal, or (ii) initiate, participate in or knowingly encourage any discussions or negotiations or otherwise knowingly cooperate in any way with any Person regarding an Acquisition Proposal; provided, however, that, at any time prior to obtaining the approval of the Merger by Anchor’s shareholders, if Anchor receives a bona fide Acquisition Proposal that the Anchor Board of Directors determines in good faith constitutes or would reasonably be expected to lead to a Superior Proposal (as defined below) that was not solicited after the date hereof and did not otherwise result from a breach of Anchor’s obligations under this Section 5.06, Anchor may furnish, or cause to be furnished, non-public information with respect to Anchor and Anchor Subsidiaries to the Person who made such proposal (provided that all such information has been provided to ONB prior to or at the same time it is provided to such Person) and may participate in discussions and negotiations regarding such proposal if (A) the Anchor Board of Directors determines in good faith, and following consultation with financial advisors and outside legal counsel, that failure to do so would be reasonably likely to result in a breach of its fiduciary duties to Anchor’s shareholders under applicable law and (B) prior to taking such action, Anchor has used its best reasonable efforts to enter into a confidentiality agreement with respect to such proposal that contains a standstill agreement on customary terms. Without limiting the foregoing, it is agreed that any violation of the restrictions contained in the first sentence of this Section 5.06 by any representative (including Sandler O’Neill) of Anchor or Anchor Subsidiaries shall be a breach of this Section 5.06 by Anchor.

(c)    Neither the Anchor Board of Directors nor any committee thereof shall (or shall agree or resolve to) (i) fail to make, withdraw or modify in a manner adverse to ONB or propose to withdraw or modify in a manner adverse to ONB (or take any action inconsistent with) the recommendation by such Anchor Board of Directors or any such committee of this Agreement or the Merger, or approve or recommend, or propose to recommend, the approval or recommendation of any Acquisition Proposal (any of the foregoing being referred to herein as an “Adverse Recommendation Change”), or (ii) cause or permit Anchor or Bank to enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other agreement with a third party (each, an

“Acquisition Agreement”) constituting or related to, or which is intended to or would be reasonably likely to lead to, any Acquisition Proposal (other than a confidentiality agreement referred to in Section 5.06(b)). Notwithstanding the foregoing, at any time prior to the special meeting of Anchor’s shareholders to approve the Merger, the Anchor Board of Directors may, in response to a Superior Proposal, effect an Adverse Recommendation Change or enter into an Acquisition Agreement, provided, that the Anchor Board of Directors determines in good faith, after consultation with its outside legal counsel and financial advisors, that the failure to do so would be reasonably likely to result in a breach of its fiduciary duties to the shareholders of Anchor under applicable Law, and provided, further, that the Anchor Board of Directors may not effect such an Adverse Recommendation Change or enter into an Acquisition Agreement unless (A) the Anchor Board shall have first provided prior written notice to ONB that it is prepared to effect an Adverse Recommendation Change or enter into an Acquisition Agreement in response to a Superior Proposal, which notice shall, in the case of a Superior Proposal, attach the most current version of any proposed written agreement or letter of intent relating to the transaction that constitutes such Superior Proposal (it being understood that any amendment to the financial terms or any other material term of such Superior Proposal shall require a new notice and a new five (5) business day period) and (B) ONB does not make, within five (5) business days after receipt of such notice, a proposal that would, in the reasonable good faith judgment of the Anchor Board of Directors (after consultation with financial advisors and outside legal counsel), cause the offer previously constituting a Superior Proposal to no longer constitute a Superior Proposal or that the Adverse Recommendation Change or execution of an Acquisition Agreement is no longer required to comply with the Anchor Board’s fiduciary duties to the shareholders of Anchor under applicable law. Anchor agrees that, during the five (5) business day period prior to its effecting an Adverse Recommendation Change or execution of an Acquisition Agreement, Anchor and its officers, directors and representatives shall negotiate in good faith with ONB and its officers, directors and representatives regarding any revisions to the terms of the transactions contemplated by this Agreement proposed by ONB.

(d)    In addition to the obligations of Anchor set forth in paragraphs (a) and (b) of this Section 5.06, Anchor shall as promptly as possible, and in any event within two (2) business days after Anchor first obtains knowledge of the receipt thereof, advise ONB orally and in writing of (i) any Acquisition Proposal or any request for information that Anchor reasonably believes could lead to or contemplates an Acquisition Proposal or (ii) any inquiry Anchor reasonably believes could lead to any Acquisition Proposal, the terms and conditions of such Acquisition Proposal, request or inquiry (including any subsequent amendment or other modification to such terms and conditions) and the identity of the Person making any such Acquisition Proposal or request or inquiry. In connection with any such Acquisition Proposal, request or inquiry, if there occurs or is presented to Anchor any offer, material change, modification or development to a previously made offer, letter of intent or any other material development, Anchor (or its outside counsel) shall (A) advise and confer with ONB (or its outside counsel) regarding the progress of negotiations concerning any Acquisition Proposal, the material resolved and unresolved issues related thereto and the material terms (including material amendments or proposed amendments as to price and other material terms) of any such Acquisition Proposal, request or inquiry, and (B) promptly upon receipt or delivery thereof provide ONB with true, correct and complete copies of any document or communication related thereto.

(e)    For purposes of this Agreement, “Acquisition Proposal” shall mean (i) any inquiry, proposal or offer from any Person or group of Persons (other than as contemplated by this Agreement) relating to, or that could reasonably be expected to lead to, any direct or indirect acquisition or purchase, in one transaction or a series of transactions, of (A) assets or businesses that constitute 20% or more of the revenues, net income or assets of Anchor and its Subsidiaries, taken as a whole, or (B) 20% or more of any class of equity securities of Anchor or any of its Subsidiaries; (ii) any tender offer or exchange offer that, if consummated, would result in any Person beneficially owning 20% or more of any class of equity securities of Anchor or any Anchor Subsidiary; (iii) any merger, consolidation, business combination, recapitalization, liquidation, dissolution, joint venture, binding share exchange or similar transaction involving Anchor, Bank or any other Anchor Subsidiary pursuant to which any Person or the shareholders of any Person would own 20% or more of any class of equity securities of Anchor, Bank, or any other Anchor Subsidiary or of any resulting parent company of Anchor or Bank; or (iv) any other transaction the consummation of which could reasonably be expected to impede, interfere with, prevent or materially delay the Merger or that could reasonably be expected to dilute materially the benefits to ONB of the transactions contemplated hereby, other than the transactions contemplated hereby. For purposes of this Section 5.06, a “Person” shall include a natural Person, or any legal, commercial or Governmental Authority, including, a corporation, general partnership, joint venture, limited partnership, limited liability company, trust, business association, group acting in concert or any Person acting in a representative capacity.

(f)    For purposes of this Agreement, “Superior Proposal” shall mean any Acquisition Proposal (but changing the references to “20% or more” in the definition of “Acquisition Proposal” to “50% or more”) that the Anchor Board determines in good faith (after having received the advice of its financial advisors), to be (i) more favorable to the shareholders of Anchor from a financial point of view than the Merger (taking into account all the terms and conditions of such proposal and this Agreement [including any break-up fees, expense reimbursement provisions and conditions to consummation and any changes to the financial terms of this Agreement proposed by ONB in response to such offer or otherwise]) and (ii) reasonably capable of being completed without undue delay taking into account all financial, legal, regulatory and other aspects of such proposal.

5.07    Press Releases. Unless prior notice and comment is not possible or practicable as the result of applicable law or any listing or exchange rule, neither Anchor nor ONB will issue any press or news releases or make any other public announcements or disclosures relating to the Merger without providing a final copy of such press or news release to the other party and providing such party with a reasonable opportunity to comment on such press or news release.

5.08    Material Changes to Disclosure Schedules. Anchor shall promptly supplement, amend and update, upon the occurrence of any change prior to the Effective Time, and as of the Effective Time, the Anchor Disclosure Schedule with respect to any matters or events hereafter arising which, if in existence or having occurred as of the date of this Agreement, would have been required to be set forth or described in the Anchor Disclosure Schedule or this Agreement and including, without limitation, any fact which, if existing or known as of the date hereof, would have made any of the representations or warranties of Anchor contained herein materially incorrect, untrue or misleading. No such supplement, amendment or update shall become part of the Anchor Disclosure Schedule unless ONB shall have first consented in writing with respect thereto.

5.09    Access; Information. ONB and Anchor, and their representatives and agents, shall, upon reasonable notice to the other party, at all times during normal business hours prior to the Effective Time, have full and continuing access to the properties, facilities, operations, books and records of the other party. ONB and Anchor, and their representatives and agents may, prior to the Effective Time, make or cause to be made such reasonable investigation of the operations, books, records and properties of the other party and their respective Subsidiaries and of their financial and legal condition as deemed necessary or advisable to familiarize themselves with such operations, books, records, properties and other matters; provided, however, that such access or investigation shall not interfere unnecessarily with the normal business operations of Anchor or ONB or their respective Subsidiaries. Upon request, Anchor and ONB will furnish the other party or its representatives or agents, their attorneys’ responses to external auditors requests for information, management letters received from their external auditors and such financial, loan and operating data and other information reasonably requested by ONB or Anchor which has been or is developed by the other party, its auditors, accountants or attorneys (provided with respect to attorneys, such disclosure would not result in the waiver by the other party of any claim of attorney-client privilege), and will permit ONB or Anchor or their representatives or agents to discuss such information directly with any individual or firm performing auditing or accounting functions for Anchor or ONB, as applicable, and such auditors and accountants will be directed to furnish copies of any reports or financial information as developed to ONB or Anchor or its representatives or agents, as applicable. No investigation by ONB or Anchor shall affect the representations and warranties made by Anchor or ONB herein. Any confidential information or trade secrets received by ONB, Anchor or their representatives or agents in the course of such examination will be treated confidentially, and any correspondence, memoranda, records, copies, documents and electronic or other media of any kind containing such confidential information or trade secrets or both shall be destroyed by ONB or Anchor, as applicable, or at ONB’s or Anchor’s request, returned to ONB or Anchor, as applicable, in the event this Agreement is terminated as provided in Article VIII hereof. Additionally, any confidential information or trade secrets received by ONB or Anchor, or either of their agents or representatives in the course of their examinations (whether conducted prior to or after the date of this Agreement) shall be treated confidentially and in accordance with the Confidentiality Agreement (as defined in Section 11.09 hereof). This Section 5.09 will not require the disclosure of any information to ONB or Anchor which would be prohibited by law.

5.10    Financial Statements. As soon as reasonably available after the date of this Agreement, Anchor will deliver to ONB any additional audited consolidated financial statements which have been prepared on its behalf or at its direction, the monthly consolidated unaudited balance sheets and profit and loss statements of Anchor prepared for its internal use, Bank’s Call Reports for each quarterly period completed prior to the Effective Time, and all other financial reports or statements submitted to regulatory authorities after the date hereof, to the extent permitted by law (collectively, “Subsequent Anchor Financial Statements”). The Subsequent Anchor Financial Statements will be prepared on a basis consistent with past accounting practices and GAAP to the extent applicable and shall present fairly the financial condition and results of operations as of the dates and for the periods presented (except in the case of unaudited financials or Call Report information for the absence of notes and/or yearend adjustments). The Subsequent Anchor Financial Statements, including the notes thereto, will not include any assets, liabilities or obligations or omit to state any assets, liabilities or obligations, absolute or contingent, or any other facts, which inclusion or omission would render such financial statements inaccurate, incomplete or misleading in any material respect. As soon as internally available after the date of this Agreement, ONB will deliver to Anchor any additional audited consolidated financial statements which have been prepared on its behalf or at its direction and the quarterly consolidated unaudited balance sheets and profit and loss statements of ONB (collectively, “Subsequent ONB Financial Statements”). The Subsequent ONB Financial Statements will be prepared on a basis consistent with past accounting practices and GAAP to the extent applicable and shall present fairly the financial condition and results of operations as of the dates and for the periods presented (except in the case of unaudited financials or Call Report information for the absence of notes and/or yearend adjustments). The Subsequent ONB Financial Statements, including the notes thereto, will not include any assets, liabilities or obligations or omit to state any assets, liabilities or obligations, absolute or contingent, or any other facts, which inclusion or omission would render such financial statements inaccurate, incomplete or misleading in any material respect.

5.11    Environmental.

(a)    If requested by ONB within sixty (60) days of this Agreement, Anchor will cooperate with an environmental consulting firm designated by ONB in connection with the conduct by such firm of a phase one (using the current ASTM standard) on all real property owned or leased by Anchor or any Anchor Subsidiary as of the date of this Agreement, and any real property acquired or leased by Anchor or any Anchor Subsidiary after the date of this Agreement. If any phase one report discloses any adverse environmental conditions, or reports a reasonable suspicion thereof, on any such real estate, and if a phase two is determined to be advisable by the environmental consulting firm based on a finding of a Recognized Environmental Condition under the current ASTM standard, ONB shall have the right to have a phase two environmental investigation performed on such real property. ONB shall be responsible for the costs of the phase ones, and Anchor and ONB shall each be responsible for 50% of the costs of any phase twos.

(b)    If the environmental consultant’s good faith estimate, based upon the results of the environmental studies and other diligence conducted by the environmental consultant, of the dollar amount, if any, that Anchor and Anchor Subsidiaries would be required to expend under applicable Environmental Laws for clean-up, remediation and penalties relating to pollutants, contaminants, wastes, toxic substances, petroleum, petroleum products and any other materials regulated under the Environmental Laws with respect to Anchor’s or Anchor Subsidiaries’ owned or leased real properties or any adjoining properties, is in excess of $3,000,000, then ONB shall have the right to terminate this Agreement pursuant to Section 8.01(c)(iv), which termination shall be ONB’s sole remedy in such event.

5.12    Governmental Reports and Shareholder Information. Promptly upon its becoming available, Anchor shall furnish to ONB one (1) copy of each financial statement, report, notice or proxy statement sent by Anchor to any Governmental Authority or to Anchor’s shareholders generally, and of any order issued by any Governmental Authority in any proceeding to which Anchor is a party. This Section 5.12 will not require the disclosure of any information to ONB which would be prohibited by law.

5.13    Adverse Actions. Anchor shall not knowingly take any action that is intended or is reasonably likely to result in (a) any of its representations and warranties set forth in this Agreement being or becoming untrue in any respect at any time at or prior to the Effective Time, subject to the standard set forth in Section 7.01(a), (b) any of the conditions to the Merger set forth in Article VII not being satisfied, (c) a material violation of any provision of this Agreement or (d) a material delay in the consummation of the Merger except, in each case, as may be required by applicable law or regulation.

5.14    Opinion of Financial Advisor. Anchor shall receive as promptly as practicable the written fairness opinion from Sandler O’Neill, to the effect that, as of the date thereof, and based upon and subject to the factors, assumptions and limitations set forth therein, the Merger Consideration pursuant to this Agreement is fair, from a financial point of view, to the holders of Anchor Common Stock.

5.15    Security Holder Litigation. Each party shall promptly notify the other party hereto in writing of any litigation related to this Agreement, the Merger or the other transactions contemplated by this Agreement that is brought, or, to the knowledge of either party, threatened in writing, against it and/or the members of its Board of Directors (any such litigation, “Transaction Litigation”), and shall keep the other party reasonably informed with respect to the status thereof. Each party shall give the other party the opportunity to participate in the defense or settlement of any Transaction Litigation, and, except to the extent required by applicable Law, neither party shall settle, agree to any undertakings or approve or otherwise agree to any waiver that may be sought in connection with such Transaction Litigation, without the prior written consent of the other party (which shall not be unreasonably withheld, conditioned or delayed).

5.16    Employee Benefits.

(a)    Except as contemplated by Section 6.03(h) hereof, neither the terms of Section 6.03 hereof nor the provision of any employee benefits by ONB or any ONB Subsidiary to employees of Anchor or any Anchor Subsidiary shall: (a) create any employment contract, agreement or understanding with or employment rights for, or constitute a commitment or obligation of employment to, any of the officers or employees of Anchor or any Anchor Subsidiary; or (b) prohibit or restrict ONB or ONB Subsidiaries, whether before or after the Effective Time, from changing, amending or terminating any employee benefits provided to its employees from time to time.

(b)    All self-insured and fully insured welfare benefit (such as health, dental/vision, life/AD&D, LTD) and Section 125 of the Code, or “cafeteria,” plans currently sponsored by Anchor or an ERISA Affiliate shall continue as separate plans after the Effective Time until such time as ONB determines, in its sole discretion, to modify or terminate any or all of those plans.

(c)    As of the Effective Time, Anchor and Anchor Subsidiaries shall take or cause to be taken, all actions necessary to assign any and all applicable group insurance policies to ONB and to provide ONB all necessary financial, enrollment, eligibility, contractual and other information related to its welfare benefit and cafeteria plans to assist ONB in the administration of such plans.

(d)    From the date of this Agreement through the Effective Time, Anchor and the Anchor Subsidiaries shall continue to: (i) pay any and all of the applicable insurance premiums necessary to continue the benefits under any existing fully insured welfare benefit plans of Anchor and Anchor Subsidiaries; and (ii) pay claims for any and all self-insured welfare benefits plans in accordance with the applicable plan’s terms; and (iii) contribute to the cafeteria plan the pre-tax amounts which the cafeteria plan participants elect to defer from compensation.

(e)    Except as set forth in the Anchor Disclosure Schedule, from the date of this Plan of Merger through the Effective Time, Anchor and the Anchor Subsidiaries shall continue to make required funding contributions and otherwise fully administer the Anchor Bancorp N.A. Pension Plan.

(f)    Before the Effective Time, Anchor, by resolution of the Anchor Board of Directors, shall terminate, if requested by ONB, the Anchor Bank, N.A. Profit Sharing and Retirement Savings Plan (“Anchor 401(k) Plan”) effective immediately prior to the Effective Time. The account balances of the Anchor 401(k) Plan participants, including any alternate payees or beneficiaries of deceased participants, as determined by the Anchor 401(k) Plan administrator, shall thereafter be fully-vested and distributed or otherwise transferred in accordance with the applicable plan termination provisions of the Anchor 401(k) Plan, as soon as administratively feasible following the plan termination date and receipt of an Internal Revenue Service determination letter.

(g)    Each of Anchor and the Anchor Subsidiaries shall continue to make all non-discretionary employer contributions which it is required to make to the Anchor 401(k) Plan, including, but not limited to, elective deferral contributions of those Anchor 401(k) Plan participants who are employed by Anchor or the Anchor Subsidiaries and may continue to make discretionary employer contributions in accordance with the normal course of business and consistent with past practices, until the Anchor 401(k) Plan is terminated. In addition, Anchor shall continue in full force and effect, until the Effective Time: (i) the fidelity bond, if any, issued to Anchor as described in ERISA Section 412; and (ii) the ERISA fiduciary liability insurance policy currently in effect, if any, for the benefit of the covered fiduciaries of the Anchor 401(k) Plan and the Anchor Bancorp N.A. Pension Plan.

(h)    Anchor or any Anchor Subsidiaries, as applicable, shall terminate the Anchor Bank, N.A. Supplemental Executive Retirement Plan and the 2001 Directors Stock Purchase Plan in accordance with Treasury Regulation Section 1.409A-3(j)(4)(ix)(B). Accrued benefits under the plans will be distributed as soon as administratively feasible following the Closing Date in accordance with the requirements of each of the plans and applicable law.

(i)    Anchor or Anchor Subsidiaries, as applicable, shall continue to administer the benefits currently in pay status to the surviving spouse of Winton Jones attributable to the Employment and Supplemental Executive Retirement Pay Agreement for Winton Jones dated June 30, 1997 (the “Winton Jones Agreement”) until the Effective Time. Prior to the Effective Time, Anchor or Anchor Subsidiaries, as applicable, shall provide any and all needed information to ONB to allow ONB to continue such benefit payments to the surviving spouse of Winton Jones in accordance with the terms of the Winton Jones Agreement. ONB shall continue such payments on and after the Effective Time.

(j)    As of the Effective Time, Anchor or Anchor Subsidiaries, as applicable, shall fully cooperate with ONB and allow for ONB to assume and continue to administer and effectuate the Deferred Compensation Agreement between Anchor Bank, N.A. and Carl W. Jones made as of January 1, 2013, according to its existing terms (the “Carl Jones Agreement”). Anchor or Anchor Subsidiaries shall continue to administer and honor the Carl Jones Agreement in good faith until the Effective Time.

(k)    Immediately on or prior to the Effective Time, Anchor and Anchor Subsidiaries shall, subject to the occurrence of the Effective Time, terminate all incentive and/or bonus plans, and the accrued benefits as of the Closing Date based on performance metrics shall be paid as provided in such plans and in the Anchor Disclosure Schedule and in a lump sum on or prior to the Effective Time.

5.17    Voting Agreements. Anchor shall deliver executed voting agreements within ten (10) days of this Agreement substantially in the form attached hereto as Exhibit 5.17 from the shareholders listed on the Anchor Disclosure Schedule.

5.18    Lock-up Agreements. Anchor shall deliver within ten (10) days of the date of this Agreement executed lock-up agreements in the form attached hereto as Exhibit 5.18 from the shareholders listed on the Anchor Disclosure Schedule restricting the sale of ONB Common Stock for ninety (90) days after the Effective Time, such restriction to be waivable at ONB’s sole discretion.

5.19    Redemption of Certain Preferred Stock. Subject to the terms and conditions of this Agreement, immediately prior to the Effective Time, Anchor shall execute and deliver such instruments and take such actions as may be required or necessary to redeem at par all of the issued and outstanding shares of the 2,150,000 Voting Preferred Stock and the 65,313 Class A1 Preferred Stock.

5.20    Conversion of Series II Convertible Preferred Stock. Subject to the terms and conditions of this Agreement, immediately prior to the Effective Time, Anchor shall execute and deliver such instruments and take such actions, including, but not limited to, any required shareholder action, as may be required or necessary to convert issued and outstanding shares of the Series II Convertible Preferred Stock to shares of Anchor Common Stock in accordance with the conversion provisions of such preferred stock.

5.21    Trust Preferred Securities. Anchor shall cooperate with ONB and use commercially reasonable efforts to execute and deliver such instruments and take such actions as may be required or necessary prior to the Effective Time for ONB to assume at the Effective Time the obligations of Anchor under any indenture or other agreement to which Anchor is a party with respect to trust preferred securities that are identified on the Anchor Disclosure Schedule, including but not limited to executing and delivering one or more supplemental indentures and providing any required opinions of counsel to the applicable trustees.

ARTICLE VI.

COVENANTS OF ONB

ONB covenants and agrees with Anchor as follows:

6.01    Other Approvals. ONB shall have primary responsibility for the preparation, filing and costs of all bank regulatory applications require for consummation of the Merger, and shall file such applications as promptly as practicable, and in the most expeditious manner practicable, and in any event, within thirty (30) days after the execution of this Agreement. ONB shall provide to Anchor’s counsel copies of all applications filed and copies of all material written communications with all state and federal bank regulatory agencies relating to such applications. ONB shall proceed expeditiously, cooperate fully and use its best efforts to procure, upon terms and conditions reasonably acceptable to ONB, all consents, authorizations, approvals, registrations and certificates, to complete all filings and applications and to satisfy all other requirements prescribed by law which are necessary for consummation of the Merger on the terms and conditions provided in this Agreement at the earliest possible reasonable date.

6.02    SEC Registration.

(a)    ONB shall file with the SEC as promptly as practicable and in the most expeditious manner practicable, and in any event within forty-five (45) days after the execution of this Agreement, a Registration Statement on an appropriate form under the 1933 Act covering the shares of ONB Common Stock to be issued pursuant to this Agreement and shall use its best reasonable efforts to cause the same to become effective and thereafter, until the Effective Time or termination of this Agreement, to keep the same effective and, if necessary, amend and supplement the same. Such Registration Statement and any amendments and supplements thereto are referred to in this Agreement as the “Registration Statement.” The Registration Statement, if appropriate, shall include a proxy statement-prospectus reasonably acceptable to ONB and Anchor, prepared for use in connection with the meeting of shareholders of Anchor referred to in Section 5.01 hereof, all in accordance with the rules and regulations of the SEC. ONB shall, as soon as practicable after filing the Registration Statement, make all filings required to obtain all blue sky exemptions, authorizations, consents or approvals required for the issuance of ONB Common Stock.

(b)    Any materials or information provided by ONB for use in any filing with any state or federal regulatory agency or authority shall not contain any untrue or misleading statement of material fact or omit to state a material fact necessary to make the statements contained therein, in light of the circumstances in which they are made, not false or misleading.

(c)    ONB will use reasonable best efforts to list for trading on NASDAQ Global Market (subject to official notice of issuance) prior to the Effective Time, the shares of ONB Common Stock to be issued in the Merger.

6.03    Employee Benefit Plans.

(a)    ONB shall make available to the officers and employees of Anchor or any Anchor Subsidiary who have met all eligibility requirements of Anchor’s or an Anchor Subsidiary’s plans and who continue as employees of Anchor, any Anchor Subsidiary, ONB or any ONB Subsidiary after the Effective Time (“Continuing Employees”), substantially the same employee benefits on substantially the same terms and conditions as ONB offers to similarly situated officers and employees. For any Anchor employees who have not become eligible for Anchor’s or an Anchor Subsidiary’s plans, such employees will be subject to the same or substantially similar waiting periods to participate as Continuing Employees in the ongoing benefit plans. Continuing Employees will receive credit for prior service with Anchor, Voyager Bank, Anchor Subsidiaries or their predecessors, for purposes of eligibility and vesting under the employee benefit plans of ONB and ONB Subsidiaries. To the extent that ONB determines, in its sole discretion, that Anchor’s employee benefit plans should be terminated, Continuing Employees eligible for participation in Anchor’s terminated employee benefits plans, shall become eligible to participate in ONB’s employee benefit plans as soon as reasonably practicable after termination. Continuing Employees who become covered under the health or dental plans of ONB shall not be subject to any waiting periods or additional pre-existing condition limitations under the health and dental plans of ONB or ONB Subsidiaries in which they are eligible to participate than they otherwise would have been subject to under the health and dental plans of Anchor. To the extent that the initial period of coverage for Continuing Employees under any such ONB employee benefit plans is not a full 12-month period of coverage, Continuing Employees shall be given credit under the applicable plan for any deductibles and co-insurance payments made by such Continuing Employees under the corresponding Anchor plan during the balance of such 12-month period of coverage provided that ONB can obtain, in a manner satisfactory to ONB, as determined in its sole discretion, the necessary data. After the Effective Time, ONB shall continue to maintain all fully insured employee welfare benefit, and cafeteria, plans currently in effect at the Effective Time, until such time as ONB determines, in its sole discretion, to modify or terminate any or all of those plans. Claims incurred under the employee welfare benefit and cafeteria plans prior to plan termination shall be paid in accordance with the applicable plan’s claim submission procedures and deadlines.

(b)    As of the Effective Time, subject to applicable law and the requirements of the Old National Bancorp Employee Stock Ownership and Savings Plan (“ONB KSOP”), ONB shall amend as necessary the ONB KSOP so that, (i) from and after the Effective Time, Continuing Employees will accrue benefits pursuant to the ONB KSOP, and (ii) Continuing Employees participating in the ONB KSOP shall receive credit for eligibility and vesting purposes, for the service of such employees with Anchor, Voyager Bank, Anchor Subsidiaries or their predecessors prior to the Effective Time, as if such service were with ONB or ONB Subsidiaries.

(c)    As of the Effective Time, ONB shall maintain for the benefit of Continuing Employees vacation and sick time policies. ONB shall grant credit for the Continuing Employees’ accrued and unused vacation as of the Effective Time for the remainder of 2017, if any. Anchor shall provide any and all information to ONB as soon as practicable following the Effective Time in a form reasonably acceptable to ONB.

(d)    After the Effective Time, mileage for Continuing Employees’ business-related travel shall be reimbursed according to ONB’s reimbursement policy for mileage, consistent with the applicable provisions of the Code.

(e)    After the Effective Time, Anchor shall not award any additional equity grants or awards of any kind under the Anchor Stock Option Plans or any other arrangement. Prior to the Effective Time, Anchor will use its best efforts, including using best effort to obtain any necessary consents from optionees, with respect to the Anchor Stock Options to permit the settlement of each outstanding Anchor Stock Option in accordance with Section 2.01(b). Anchor shall take action prior to the Effective Time to cause the freezing and/or termination, as applicable, of the Anchor Stock Option immediately after the settlement of the option, as provided in Section 2.01(b).

(f)    Until the Effective Time, Anchor or an Anchor Subsidiary, whichever is applicable, shall be liable for all obligations for continued health coverage pursuant to Section 4980B of the Code and Section 601 through 609 of ERISA (“COBRA”) for eligible employees who incur a qualifying event before the Effective Time. ONB or an ONB Subsidiary, whichever is applicable, shall after the Effective Time be liable for (i) all obligations for continued health coverage under COBRA with respect to each qualified beneficiary of Anchor or an Anchor Subsidiary who incurs a termination on and after the Effective Time, and (ii) for continued health coverage under COBRA from and after the Effective Time for each qualified beneficiary of Anchor or an Anchor Subsidiary who incurs a qualifying event before the Effective Time.

(g)    Employees of Anchor, or any Anchor Subsidiary as of the Effective Time whom ONB or ONB Subsidiaries elect not to employ after the Effective Time or who are terminated within twelve (12) months from the Effective Time due to Involuntary Termination (“Separated Employees”) shall be entitled to severance benefits equal to two (2) weeks of annual base pay for each year of service with a minimum of eight (8) weeks of annual base pay and a maximum of fifty-two (52) weeks of annual base pay. For the purpose of this subsection, “Involuntary Termination” means termination by (i) ONB or an ONB Subsidiary (other than for cause) or (ii) the employee following (A) a reduction in force or other permanent lack of work which adversely impacts the employee, as determined by ONB or an ONB Subsidiary, (B) a reorganization or consolidation of or within ONB or an ONB Subsidiary that eliminates the employee’s position or (C) the closing or divesture of an ONB or an ONB Subsidiary facility or business location that eliminates the employee’s position. Notwithstanding the foregoing, a Separated Employee will not be considered to have incurred an Involuntary Termination where he or she was offered both a reasonably comparable position and reasonably comparable pay, as determined by ONB, within ONB or any ONB Subsidiaries or any successor company with pay that was to be at least one hundred percent (100%) of his or her compensation at the time of termination and where such comparable position was within a reasonable commuting distance of thirty-five (35) miles of the Separated Employee’s primary residence. Any severance payment under this subsection will be subject to and conditioned upon the Separated Employee’s execution of a severance agreement, in a form acceptable to ONB, that includes a full release of all federal and state law claims against Anchor or any Anchor Subsidiary and against ONB or any ONB Subsidiary arising out of the Separated Employee’s employment, including any claims based on discrimination. In addition, in order to receive any severance payments under this subsection, a Separated Employee must work until the termination date specified by ONB or any ONB Subsidiary. A year of service will be determined based on each Separated Employee’s employment anniversary date and will include service with Anchor, Voyager Bank, Anchor Subsidiaries and ONB or ONB Subsidiaries. Credit will be given for partial years of service by rounding up a Separated Employee with a fractional year of service of six (6) months of service or more to the next full year and rounding down any Separated Employee with a fractional year of service that is less than six (6) months of service. For example, a Separated Employee with ten (10) years and seven (7) months of service will be credited with eleven (11) years of service for purposes of determining his or her severance pay. A Separated Employee with ten (10) years and four (4) months of service will be credited with ten (10) years of service for purposes of determining his or her severance pay. Effective as of the day following the day which is twelve (12) months after the Effective Time, all Anchor employees who become employees of ONB will be subject to the severance policies, if any, of ONB in effect at their time of termination without regard to this Section 6.03(g). Nothing in this Section 6.03(g) shall be deemed to limit or modify ONB’s at-will employment policy.

(h)    As of the Effective Time, ONB shall assume the employment and change in control agreements between Anchor and the employees listed in the Anchor Disclosure Schedule as being party to such agreements, subject to mutually satisfactory resolution of any calculated Internal Revenue Code Section 280G excise taxes and gross-up payments that may be applicable by reason of any such employment agreements.

(i)    ONB shall authorize the payment of and pay retention bonuses upon reaching certain milestones to selected employees of Anchor or Anchor Subsidiaries as identified by ONB and Anchor, in amounts to be determined by ONB and Anchor; provided however, the aggregate cost of the retention bonuses shall not exceed the amount as set forth in the Anchor Disclosure Schedule. Notwithstanding the foregoing, ONB shall have no responsibility to pay, and Anchor shall pay, any 2017 bonuses consistent with past practice and in amounts not to exceed the amount as set forth in the Anchor Disclosure Schedule.

6.04    Adverse Actions. ONB shall not knowingly take any action that is intended or is reasonably likely to result in (a) any of its representations and warranties set forth in this Agreement being or becoming untrue in any respect at any time at or prior to the Effective Time, subject to the standard set forth in Section 7.02(a), (b) any of the conditions to the Merger set forth in Article VII not being satisfied, (c) a material violation of any provision of this Agreement or (d) a material delay in the consummation of the Merger except, in each case, as may be required by applicable law or regulation.

6.05    D&O Insurance. ONB shall cause the individuals serving as officers and directors of Anchor and Bank immediately before the Effective Time to be covered for a period of three (3) years from the Effective Time by the directors’ and officers’ liability insurance policy maintained by Anchor (provided that ONB may substitute therefor policies of at least the same coverage and amounts containing terms and conditions that are not less advantageous to such officers and directors than such policy) with respect to acts or omissions occurring before the Effective Time; provided, further, that in no event shall ONB be required to expend pursuant to this Section 6.05 more than an amount per year equal to 300% of the annual premiums paid by Anchor as of the Effective Time for such insurance (the “Insurance Amount”); provided, however, that if the cost exceeds such limit, ONB shall use its reasonable efforts to obtain as much comparable insurance as is available for the Insurance Amount.

6.06    Short-Swing Trading Exemption. Prior to the Closing Date, the Board of Directors of ONB shall adopt such resolutions as necessary to cause any shares of ONB Common Stock to be received by executive officers and directors of Anchor as part of the Merger Consideration to qualify for the exemptions provided in Rule 16b-3(d) under the 1934 Act.

6.07    Material Changes to ONB Disclosure Schedules. ONB shall promptly supplement, amend and update, upon the occurrence of any change prior to the Effective Time, and as of the Effective Time, the ONB Disclosure Schedule with respect to any matters or events hereafter arising which, if in existence or having occurred as of the date of this Agreement, would have been required to be set forth or described in the ONB Disclosure Schedule or this Agreement and including, without limitation, any fact which, if existing or known as of the date hereof, would have made any of the representations or warranties of ONB contained herein materially incorrect, untrue or misleading. No such supplement, amendment or update shall become part of the ONB Disclosure Schedule unless Anchor shall have first consented in writing with respect thereto.

6.08    Governmental Report and Shareholder Information. Promptly upon its becoming publicly available, ONB shall furnish to Anchor one (1) copy of each financial statement, report, notice or proxy statement sent by ONB to any Governmental Authority or to ONB’s shareholders generally, each SEC Report filed by ONB with the SEC or any successor agency and any order issued by any Governmental Authority in any proceeding to which ONB is a party.

6.09    Charitable Donation Pool. Promptly following the Effective Time, ONB shall establish a pool of funds, in an aggregate amount equal to not less than $100,000, to be used to make one or more donations to charitable organizations located in Anchor’s market area. Before and after the Effective Time, ONB shall consult with the members of Anchor’s management team to determine which organizations should be allocated a portion of the pooled funds and the terms of payment for any such payments.

ARTICLE VII.

CONDITIONS PRECEDENT TO THE MERGER

7.01    ONB. The obligation of ONB to consummate the Merger is subject to the satisfaction and fulfillment of each of the following conditions on or prior to the Effective Time, unless waived in writing by ONB:

(a)    Representations and Warranties at Effective Time. Each of the representations and warranties of Anchor contained in this Agreement shall be true, accurate and correct in all material respects at and as of the Effective Time as though such representations and warranties had been made or given on and as of the Effective Time (except that representations and warranties that by their express terms speak as of the date of this Agreement or some other date shall be true and correct only as of such date); provided that no representation or warranty of Anchor, except for Section 3.03(a) hereof, shall be deemed untrue, inaccurate or incorrect for purposes hereunder as a consequence of the existence of any fact, event or circumstance inconsistent with such representation or warranty, unless such fact, event or circumstance, individually or taken together with all other facts, events or circumstances inconsistent with any representations or warranty of Anchor, has had or would result in a Material Adverse Effect on Anchor.

(b)    Covenants. Each of the covenants and agreements of Anchor shall have been fulfilled or complied with in all material respects from the date of this Agreement through and as of the Effective Time.

(c)    Deliveries at Closing. ONB shall have received from Anchor at the Closing (as hereinafter defined) the items and documents, in form and content reasonably satisfactory to ONB, set forth in Section 10.02(b) hereof.

(d)    Registration Statement Effective. ONB shall have registered its shares of ONB Common Stock to be issued to shareholders of Anchor in accordance with this Agreement with the SEC pursuant to the 1933 Act, and all state securities and blue sky approvals, authorizations and exemptions required to offer and sell such shares shall have been received by ONB. The Registration Statement with respect thereto shall have been declared effective by the SEC, and no stop order shall have been issued or threatened.

(e)    Regulatory Approvals. All regulatory approvals required to consummate the transactions contemplated hereby (“Regulatory Approvals”) shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired, and no such approvals shall contain any conditions, restrictions or requirements which the Board of Directors of ONB reasonably determines in good faith would, following the Effective Time, have a Material Adverse Effect on Anchor or on ONB to such a degree that ONB would not have entered into this Agreement had such conditions, restrictions or requirements been known at the date hereof.

(f)    Shareholder Approval. The shareholders of Anchor shall have approved and adopted this Agreement as required by applicable law and its Articles of Incorporation.

(g)    Dissenters Rights. Holders of record of no more than ten percent (10%) of the total issued and outstanding shares of Anchor Common Stock shall have perfected, or continue to have a right to exercise, appraisal, dissenters or other similar rights under the MBCA with respect to their Anchor Common Stock by virtue of the Merger.

(h)    Officers’ Certificate. Anchor shall have delivered to ONB a certificate signed by its President and its Secretary, dated as of the Effective Time, certifying that: (i) the representations and warranties of Anchor contained in Article III are true, accurate and correct in all respects on and as of the Effective Time, subject to the standard specified in Section 7.01(a) above; (ii) all the covenants of Anchor have been complied with in all material respects from the date of this Agreement through and as of the Effective Time; and (iii) Anchor has satisfied and fully complied with all conditions necessary to make this Agreement effective as to it.

(i)    Tax Opinion. The Board of Directors of ONB shall have received a written opinion of the law firm of Krieg DeVault LLP, dated as of the Effective Time, in form and content reasonably satisfactory to ONB, to the effect that the Merger to be effected pursuant to this Agreement will constitute a tax-free reorganization under the Code (as described in Section 1.03 hereof) to each party hereto and to the shareholders of Anchor, except with respect to cash received by the shareholders of Anchor pursuant to Section 2.01 hereof. In rendering such opinion, counsel may require and rely upon customary representation letters of the parties hereto and rely upon customary assumptions.

(j)    280G Letter. ONB shall have received a letter of tax advice, in a form satisfactory to ONB and at its expense, from an outside, independent certified public accounting firm to be mutually selected by ONB and Anchor to the effect that any amounts that are paid by Anchor before the Effective Time, or required under Anchor’s Plans or this Agreement to be paid at or after the Effective Time, to Persons who are disqualified individuals in respect of Anchor, Anchor Subsidiaries or their successors, and that otherwise should be allowable as deductions for federal income tax purposes, should not be disallowed as deductions for such purposes by reason of Section 280G of the Code.

(k)    Material Proceedings. None of ONB, Anchor, any ONB Subsidiaries or any Anchor Subsidiaries, shall be subject to any statute, rule, regulation, injunction, order or decree, which shall have been enacted, entered, promulgated or enforced, which prohibits, prevents or makes illegal completion of the Merger, and no material claim, litigation or proceeding shall have been initiated or threatened relating to the Agreement or the Merger or seeking to prevent the completion of the Merger.

(l)    Listing. The shares of ONB Common Stock to be issued in the Merger shall have been approved for listing on the NASDAQ Global Market, subject to official notice of issuance.

(m)    Anchor Consolidated Shareholders’ Equity. As of the Computation Date, the Anchor Consolidated Shareholders’ Equity shall be at least One Hundred Seventy-Four Million Dollars ($174,000,000).

7.02    Anchor. The obligation of Anchor to consummate the Merger is subject to the satisfaction and fulfillment of each of the following conditions on or prior to the Effective Time, unless waived in writing by Anchor:

(a)    Representations and Warranties at Effective Time. Each of the representations and warranties of ONB contained in this Agreement shall be true, accurate and correct in all material respects on and as of the Effective Time as though the representations and warranties had been made or given at and as of the Effective Time (except that representations and warranties that by their express terms speak as of the date of this Agreement or some other date shall be true and correct only as of such date); provided that no representation or warranty of ONB shall be deemed untrue, inaccurate or incorrect for purposes hereunder as a consequence of the existence of any fact, event or circumstance inconsistent with such representation or warranty, unless such fact, event or circumstance, individually or taken together with all other facts, events or circumstances inconsistent with any representations or warranty of ONB, has had or would result in a Material Adverse Effect on ONB.

(b)    Covenants. Each of the covenants and agreements of ONB shall have been fulfilled or complied with in all material respects from the date of this Agreement through and as of the Effective Time.

(c)    Deliveries at Closing. Anchor shall have received from ONB at the Closing the items and documents, in form and content reasonably satisfactory to Anchor, listed in Section 10.02(a) hereof.

(d)    Registration Statement Effective. ONB shall have registered its shares of ONB Common Stock to be issued to shareholders of Anchor in accordance with this Agreement with the SEC pursuant to the 1933 Act, and all state securities and blue sky approvals, authorizations and exemptions required to offer and sell such shares shall have been received by ONB. The Registration Statement with respect thereto shall have been declared effective by the ONB and no stop order shall have been issued or threatened.

(e)    Regulatory Approvals. All Regulatory Approvals shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired.

(f)    Shareholder Approvals. The shareholders of Anchor shall have approved and adopted this Agreement as required by applicable law and such entity’s Articles of Incorporation.

(g)    Officers’ Certificate. ONB shall have delivered to Anchor a certificate signed by its Chairman or President and its Secretary, dated as of the Effective Time, certifying that: (i) the representations and warranties of ONB contained in Article IV are true, accurate and correct in all respects on and as of the Effective Time, subject to the standard specified in Section 7.02(a) above; (ii) all the covenants of ONB have been complied with in all material respects from the date of this Agreement through and as of the Effective Time; and (iii) ONB has satisfied and fully complied with all conditions necessary to make this Agreement effective as to it.

(h)    Tax Opinion. The Board of Directors of Anchor shall have received a written opinion of the law firm of Krieg DeVault LLP, dated as of the Effective Time, in form and content reasonably satisfactory to Anchor, to the effect that the Merger to be effected pursuant to this Agreement will constitute a tax-free reorganization under the Code (as described in Section 1.03 hereof) to each party hereto and to the shareholders of Anchor, except with respect to cash received by the shareholders of Anchor pursuant to Section 2.01 hereof. In rendering such opinion, counsel may require and rely upon customary representation letters of the parties hereto and rely upon customary assumptions.

(i)    Listing. The shares of ONB Common Stock to be issued in the Merger shall have been approved for listing on the NASDAQ Global Market, subject to official notice of issuance.

(j)    Material Proceedings. None of ONB, Anchor, any ONB Subsidiary or any Anchor Subsidiary, shall be subject to any statute, rule, regulation, injunction, order or decree, which shall have been enacted, entered, promulgated or enforced, which prohibits, prevents or makes illegal completion of the Merger, and no material claim, litigation or proceeding shall have been initiated or threatened relating to the Agreement or the Merger or seeking to prevent the completion of the Merger.

ARTICLE VIII.

TERMINATION OF MERGER

8.01    Termination. This Agreement may be terminated and abandoned at any time prior to the Closing Date, only as follows:

(a)    by the mutual written consent of ONB and Anchor;

(b)    by either of Anchor or ONB by written notice to the other:

(i)    if the Agreement and the Merger are not approved by the requisite vote of the shareholders of Anchor at the meeting of shareholders of Anchor contemplated in Section 5.01;

(ii)    if any Governmental Authority of competent jurisdiction shall have issued an order, decree, judgment or injunction or taken any other action that permanently restrains, enjoins or otherwise prohibits or makes illegal the consummation of the Merger, and such order, decree, judgment, injunction or other action shall have become final and non-appealable or if any consent or approval of any Governmental Authority the consent or approval of which is required to consummate the Merger has been denied and such denial has become final and non-appealable; or

(iii)    if the consummation of the Merger shall not have occurred on or before June 30, 2018 (the “Outside Date”); provided that the right to terminate this Agreement under this Section 8.01(b)(iii) shall not be available to any party whose breach of any provision of this Agreement causes the failure of the Merger to occur on or before the Outside Date;

(c)    by written notice from ONB to Anchor if:

(i)    any event shall have occurred which is not capable of being cured prior to the Outside Date and would result in any condition set forth in Section 7.01 not being satisfied prior to the Outside Date;

(ii)    Anchor breaches or fails to perform any of its representations, warranties or covenants contained in this Agreement, which breach or failure to perform would give rise to the failure of a condition set forth in Section 7.01, and such condition is incapable of being satisfied by the Outside Date or such breach has not been cured by Anchor within twenty (20) business days after Anchor’s receipt of written notice of such breach from ONB;

(iii)    there has been a Material Adverse Effect on Anchor on a consolidated basis as of the Effective Time, as compared to that in existence as of the date of this Agreement; or

(iv)    ONB elects to exercise its right to terminate pursuant to Section 5.11.

(d)    by written notice from Anchor to ONB if:

(i)    any event shall have occurred which is not capable of being cured prior to the Outside Date and would result in any condition set forth in Section 7.02 not being satisfied prior to the Outside Date;

(ii)    ONB breaches or fails to perform any of its representations, warranties or covenants contained in this Agreement, which breach or failure to perform would give rise to the failure of a condition set forth in Section 7.02, and such condition is incapable of being satisfied by the Outside Date or such breach has not been cured by ONB within twenty (20) business days after ONB’s receipt of written notice of such breach from Anchor; or

(iii)    there has been a Material Adverse Effect on ONB on a consolidated basis as of the Effective Time, as compared to that in existence as of the date of this Agreement.

(e)    by written notice of ONB to Anchor if the Anchor Board of Directors shall fail to include its recommendation to approve the Merger in the proxy statement/prospectus;

(i)    in the event of an Adverse Recommendation Change;

(ii)    if the Anchor Board shall approve any Acquisition Proposal or publicly recommend that the holders of Anchor Common Stock accept or approve any Acquisition Proposal;

(iii)    if Anchor shall have entered into, or publicly announced its intention to enter into, a definitive agreement, agreement in principle or letter of intent with respect to any Acquisition Proposal; or

(iv)    if the Anchor Board fails to publicly reaffirm its recommendation of this Agreement, the Merger or the other transactions contemplated by this Agreement within five (5) business days of a written request by ONB to provide such reaffirmation.

(f)    by written notice by ONB to Anchor if a quorum could not be convened at the meeting of shareholders of Anchor contemplated in Section 5.01 or at a reconvened meeting held at any time prior to or on the Outside Date.

(g)    by written notice by Anchor to ONB if, the Average ONB Closing Price is less than $15.00 per share; subject, however, to the following two sentences. If Anchor elects to exercise its termination right pursuant to this Section 8.01(g), it shall give prompt written notice thereof to ONB. During the five (5) business day period commencing with its receipt of such notice, ONB shall have the option to increase the Common Stock Cash Consideration per share by an amount equal to the difference between (A) $22.875 per share, and (B) the sum of (1) the Common Stock Exchange Ratio multiplied by the Average ONB Closing Price plus (2) $2.625 per share. A sample calculation of such amount, assuming an Average ONB Closing Price of $13.00, is set forth on Exhibit 8.01(g). If within such five (5) business day period, ONB delivers written notice to Anchor that it intends to proceed with the Merger by paying such additional consideration as contemplated by the preceding sentence, and notifies Anchor of the revised Common Stock Cash Consideration, then no termination shall have occurred pursuant to this Section 8.01(g), and this Agreement shall remain in full force and effect in accordance with its terms (except that the Common Stock Cash Consideration shall have been so modified). If ONB declares or effects a stock dividend, reclassification, recapitalization, split-up, combination, exchange of shares or similar transaction between the date of this Agreement and the Closing Date, the prices for the ONB Common Stock shall be appropriately adjusted for the purposes of applying this Section 8.01(g). Notwithstanding the foregoing, in no event shall ONB pay cash pursuant to this Section 8.01(g) to the extent that such payment (together with any other cash paid as consideration) would result in the Merger failing to satisfy the continuity of interest requirement applicable to reorganizations under Treas. Reg. Section 1.368-1(e) (using 40% as the minimum value of the proprietary interest in Anchor that must be preserved in the reorganization). In the event of any such reduced cash payment, the Common Stock Exchange Ratio shall be increased accordingly.

(h)    by written notice by Anchor to ONB if, prior to the special meeting of Anchor’s shareholders to approve the Merger, (i) Anchor has received a Superior Proposal, and in accordance with Section 5.06 of this Agreement, has entered into an Acquisition Agreement with respect to the Superior Proposal, or (ii) if Anchor’s Board of Directors determines in good faith, after consultation with Anchor’s outside legal counsel and financial advisors, that the failure of Anchor’s Board of Directors to effect an Adverse Recommendation Change would be reasonably likely to result in a breach of its fiduciary duties to the shareholders of Anchor under applicable Law.

8.02    Effect of Termination. (a) Subject to the remainder of this Section 8.02, in the event of the termination of this Agreement pursuant to Section 8.01, this Agreement shall forthwith become null and void and have no effect, without any liability on the part of ONB or Anchor and each of their respective directors, officers, employees, advisors, agents or shareholders, and all rights and obligations of any party under this Agreement shall cease, except for the agreements contained in Section 8.02 and Section 11.11, which shall remain in full force and effect and survive any termination of this Agreement; provided, however, that nothing contained in this Section 8.02(a), except for the fees payable pursuant to subsections (b), (c), or (d), shall relieve any party hereto from liabilities or damages arising out of any fraud or intentional breach by such party of any of its representations, warranties, covenants or other agreements contained in this Agreement.

(b)    Anchor shall pay to ONB an amount in cash equal to $11,400,000 (the “Termination Fee”) if:

(1)    this Agreement is terminated by ONB pursuant to Section 8.01(e); or

(2)    this Agreement is terminated by either party pursuant to Section 8.01(b)(i) as a result of the failure of Anchor’s shareholders to approve the Agreement and the Merger by the requisite vote or by ONB pursuant to Section 8.01(f) and, in each case, prior to the date that is twelve (12) months after such termination Anchor or any Anchor Subsidiary enters into any Acquisition Agreement or any Acquisition Proposal is consummated (regardless of whether such Acquisition Proposal is made or consummated before or after termination of this Agreement); or

(3)    this Agreement is terminated by either Anchor or ONB pursuant to Section 8.01(b)(iii) and (A) prior to the date of such termination, an Acquisition Proposal was made, and (B) prior to the date that is twelve (12) months after such termination, Anchor or any Anchor Subsidiary enters into any Acquisition Agreement or any Acquisition Proposal is consummated; or

(4)    this Agreement is terminated by Anchor pursuant to Section 8.01(h).

(c)    Any fee due under Section 8.02(b) shall be paid by Anchor by wire transfer of same day funds:

(1)    in the case of Section 8.02(b)(1) or Section 8.02(b)(4), concurrently with such termination; and

(2)    in the case of Section 8.02(b)(2) or Section 8.02(b)(3), on the earlier of the date Anchor enters into such Acquisition Agreement or consummates such Acquisition Proposal.

(d)    In the event that Anchor owes the Termination Fee to ONB pursuant to Section 8.02(b), then the payment of such amount shall be the sole and exclusive remedy for those termination events and shall constitute liquidated damages. Anchor acknowledges that the agreements contained in this Section 8.02 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, ONB would not have entered into this Agreement. Accordingly, if Anchor fails promptly to pay the amounts due pursuant to this Section 8.02, and, in order to obtain such payment, ONB commences a suit that results in a judgment against Anchor for the amounts set forth in this Section 8.02, Anchor shall pay to ONB its reasonable costs and expenses (including attorneys’ fees and expenses) in connection with such suit and any appeal relating thereto, together with interest on the amounts set forth in this Section 8.02 at the national prime rate in effect on the date such payment was required to be made.

ARTICLE IX.

EFFECTIVE TIME OF THE MERGER

Upon the terms and subject to the conditions specified in this Agreement, unless otherwise mutually agreed to by the parties hereto, the Closing Date will occur on the last business day of the month following (a) the fulfillment of all conditions precedent to the Merger set forth in Article VII of this Agreement and (b) the expiration of all waiting periods in connection with the bank regulatory applications filed for the approval of the Merger. Notwithstanding the foregoing, if the Closing Date were to occur on the last business day of November, then the Closing Date will be the last business day of December. The Merger will be effective as of 12:01 a.m. on the first calendar day of the month following the Closing Date as specified in the Articles of Merger of ONB and Anchor as filed with the Indiana Secretary of State (the “Effective Time”).

ARTICLE X.

CLOSING

10.01    Closing Date and Place. So long as all conditions precedent set forth in Article VII hereof have been satisfied and fulfilled, the closing of the Merger (the “Closing”) will take place at the Effective Time at a location to be reasonably determined by ONB.

10.02    Deliveries.

(a)    At the Closing, ONB will deliver to Anchor the following:

(i)    the officers’ certificate contemplated by Section 7.02(g) hereof;

(ii)    copies of all approvals by government regulatory agencies necessary to consummate the Merger;

(iii)    copies of the resolutions adopted by the Board of Directors of ONB certified by the Secretary of ONB relative to the approval of this Agreement and the Merger;

(iv)    the tax opinion required by Section 7.01(i) hereof;

(v)    the letter required by Section 7.01(j) hereof; and

(vi)    such other documents as Anchor or its legal counsel may reasonably request.

(b)    At the Closing, Anchor will deliver to ONB the following:

(i)    the officers’ certificate contemplated by Section 7.01(h) hereof;

(ii)    copies of the resolutions adopted by the Board of Directors and shareholders of Anchor certified by the Secretary of Anchor relative to the approval of this Agreement and the Merger;

(iii)    the tax opinion required by Section 7.02(h) hereof;

(iv)    a certification of the Anchor Consolidated Shareholders’ Equity as of the Computation Date from Anchor’s outside, independent certified public accountants; and

(v)    such other documents as ONB or its legal counsel may reasonably request.

ARTICLE XI.

MISCELLANEOUS

11.01    Effective Agreement. This Agreement and the recitals hereof shall be binding upon and inure to the benefit of and be enforceable by the respective parties hereto and their respective successors and assigns; provided, however, that neither this Agreement nor any of the rights, interests or obligations of the respective parties hereto under this Agreement may be assigned by any party hereto without the prior written consent of the other parties hereto. The representations, warranties, covenants and agreements contained in this Agreement, as well as the documents and instruments referred to herein, are for the sole benefit of the parties hereto and their successors and assigns, and they will not be construed as conferring any rights on any other Persons, except for Section 11.08 hereof, other than the right of Anchor, on behalf of its shareholders, to pursue damages in the event of fraud or an intentional breach of this Agreement as provided in Section 8.02 hereof.

11.02    Waiver; Amendment.

(a)    The parties hereto may by an instrument in writing: (i) extend the time for the performance of or otherwise amend any of the covenants, conditions or agreements of the other parties under this Agreement; (ii) waive any inaccuracies in the representations or warranties of the other parties contained in this Agreement or in any document delivered pursuant hereto or thereto; (iii) waive the performance by the other parties of any of the covenants or agreements to be performed by it or them under this Agreement; or (iv) waive the satisfaction or fulfillment of any condition, the nonsatisfaction or nonfulfillment of which is a condition to the right of the party so waiving to consummate the Merger. The waiver by any party hereto of a breach of or noncompliance with any provision of this Agreement will not operate or be construed as a continuing waiver or a waiver of any other or subsequent breach or noncompliance hereunder.

(b)    This Agreement may be amended, modified or supplemented only by a written agreement executed by the parties hereto.

11.03    Notices. All notices, requests and other communications hereunder will be in writing (which will include telecopier communication) and will be deemed to have been duly given if delivered by hand and receipted for, delivered by certified United States Mail, return receipt requested, first class postage pre-paid, delivered by overnight express receipted delivery service or telecopied if confirmed immediately thereafter by also mailing a copy of such notice, request or other communication by certified United States Mail, return receipt requested, with first class postage pre-paid as follows:

If to ONB:	with a copy to (which will not constitute notice):

Old National Bancorp	Krieg DeVault LLP
One Main Street	One Indiana Square
Evansville, Indiana 47708	Suite 2800
ATTN: Jeffrey L. Knight, Executive	Indianapolis, Indiana 46204
Vice President, Corporate Secretary	ATTN: Michael J. Messaglia
and Chief Legal Counsel	Fax: (317) 636-1507
Fax: (812) 468-0399

If to Anchor:	with a copy to (which will not constitute notice):

Anchor Bancorp, Inc.	Barack Ferrazzano Kirschbaum & Nagelberg LLP
1600 Utica Avenue South, Suite 400	200 West Madison Street
St. Louis Park, Minnesota 55416	Suite 3900
ATTN: Carl W. Jones	Chicago, Illinois 60606
Chairman of the Board and	ATTN: Joseph T. Ceithaml
Chief Executive Officer	Fax: (312) 984-3150
Fax: (952) 476-5238

or such substituted address or Person as any of them have given to the other in writing. All such notices, requests or other communications shall be effective: (a) if delivered by hand, when delivered; (b) if mailed in the manner provided herein, five (5) business days after deposit with the United States Postal Service; (c) if delivered by overnight express delivery service, on the next business day after deposit with such service; and (d) if by telecopier, on the next business day if also confirmed by mail in the manner provided herein.

11.04    Headings. The headings in this Agreement have been inserted solely for ease of reference and should not be considered in the interpretation or construction of this Agreement.

11.05    Severability. In case any one or more of the provisions contained herein shall, for any reason, be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provision of this Agreement, but this Agreement shall be construed as if such invalid, illegal or unenforceable provision or provisions had never been contained herein.

11.06    Counterparts; Facsimile; PDF. This Agreement may be executed in any number of counterparts and by facsimile or portable document format (PDF) signature, each of which will be an original, but such counterparts shall together constitute one and the same instrument.

11.07    Governing Law; Enforcement; Specific Performance; Jury Trial. This Agreement shall be governed by and construed in accordance with the laws of the State of Indiana and applicable federal laws, without regard to principles of conflicts of law. The parties hereto hereby agree that all claims, actions, suits and proceedings between the parties hereto relating to this Agreement shall be filed, tried and litigated only in the Circuit or Superior Courts of Vanderburgh County, Indiana or the United States District Court for the Southern Division. In

connection with the foregoing, the parties hereto consent to the jurisdiction and venue of such courts and expressly waive any claims or defenses of lack of personal jurisdiction of or proper venue by such courts. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement was not performed in accordance with its specific terms on a timely basis or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in any court identified above, this being in addition to any other remedy to which they are entitled at law or in equity. WAIVER OF JURY TRIAL. EACH OF THE PARTIES HEREBY WAIVES TRIAL BY JURY IN ANY JUDICIAL PROCEEDING INVOLVING, DIRECTLY, IN ANY MATTERS (WHETHER SOUNDING IN TORT, CONTRACT OR OTHERWISE) IN ANY WAY ARISING OUT OF, RELATED TO, OR CONNECTED WITH THIS AGREEMENT OR THE TRANSACTION AGREEMENTS.

11.08    Indemnification.

(a)    All rights to indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time now existing in favor of the current or former directors or officers of Anchor and Anchor Subsidiaries as provided in its respective charter or by-laws and any existing indemnification agreements or arrangements of Anchor described in the Anchor Disclosure Schedule, shall survive the Merger and shall continue in full force and effect in accordance with their terms to the extent permitted by law, and shall not be amended, repealed or otherwise modified for a period of six (6) years after the Effective Time in any manner that would adversely affect the rights thereunder of such individuals for acts or omissions occurring or alleged to occur at or prior to the Effective Time.

(b)    In the event of any threatened or actual claim, action, suit, proceeding or investigation, whether civil, criminal or administrative, including, without limitation, any such claim, action, suit, proceeding or investigation in which any individual who is now, or has been at any time prior to the date of this Agreement, or who becomes prior to the Effective Time, a director or officer of Anchor (the “Indemnified Parties”), is, or is threatened to be, made a party based in whole or in part on, or arising in whole or in part out of, or pertaining to (i) the fact that he or she is or was a director, officer or employee of Anchor or its predecessors or (ii) this Agreement or any of the transactions contemplated hereby, whether in any case asserted or arising before or after the Effective Time, the parties hereto agree to cooperate and use their best reasonable efforts to defend against and respond thereto.

(c)    ONB shall cause any successor, whether by consolidation, merger or transfer of substantially all of its properties or assets, to comply with its obligations under this Article. The provisions of this Article shall survive the Effective Time and are intended to be for the benefit of, and shall be enforceable by, each Indemnified Party and other Person named herein and his or her heirs and representatives.

11.09    Entire Agreement. This Agreement and the Exhibits hereto supersede all other prior or contemporaneous understandings, commitments, representations, negotiations or agreements, whether oral or written, among the parties hereto relating to the Merger or matters contemplated herein and constitute the entire agreement between the parties hereto, except as otherwise provided herein and except for the Confidentiality Agreement dated May 9, 2017, by and between Anchor and ONB (the “Confidentiality Agreement”). Upon the execution of this Agreement by all the parties hereto, any and all other prior writings of either party relating to the Merger, will terminate and will be rendered of no further force or effect. The parties hereto agree that each party and its counsel reviewed and revised this Agreement and that the normal rule of construction to the effect that any ambiguities are to be resolved against the drafting party will not be employed in the interpretation of this Agreement or any amendments or exhibits hereto.

11.10    Survival of Representations, Warranties or Covenants. Except as set forth in the following sentence, none of the representations, warranties or covenants of the parties will survive the Effective Time or the earlier termination of this Agreement, and thereafter ONB, Anchor and all the respective directors, officers and employees of ONB and Anchor will have no further liability with respect thereto. The covenants contained in

Section 8.02 shall survive termination of this Agreement. The covenants contained in Section 11.08 shall survive the Effective Time.

11.11    Expenses. Except as provided elsewhere in this Agreement, each party to this Agreement shall pay its own expenses incidental to the Merger contemplated hereby.

11.12    Certain References. Whenever in this Agreement a singular word is used, it also will include the plural wherever required by the context and vice-versa, and the masculine or neuter gender shall include the masculine, feminine and neuter genders. Except expressly stated otherwise, all references in this Agreement to periods of days shall be construed to refer to calendar, not business, days. The term “business day” will mean any day except Saturday and Sunday when Old National Bank, in Evansville, Indiana, is open for the transaction of business.

11.13    Disclosure Schedules. The mere inclusion of an item in a party’s Disclosure Schedule as an exception to a representation or warranty shall not be deemed an admission by such party that such item represents a material exception or fact, event or circumstance or that such item is reasonably likely to result in a Material Adverse Effect on Anchor or a Material Adverse Effect on ONB, respectively. Further, while each party will use commercially reasonable efforts to specifically reference each Section of this Agreement under which such disclosure is made pursuant to such party’s Disclosure Schedule, any information disclosed with respect to one Section shall not be deemed to be disclosed for purposes of any other Section of this Agreement in such party’s Disclosure Schedule unless it is reasonably apparent the disclosed information relates to another Section or Sections of this Agreement notwithstanding the absence of a specific cross-reference.

[Signature Page Follows]

SIGNATURE PAGE TO AGREEMENT AND PLAN OF MERGER

IN WITNESS WHEREOF, ONB and Anchor have made and entered into this Agreement as of the day and year first above written and have caused this Agreement to be executed, attested in counterparts and delivered by their duly authorized officers.

OLD NATIONAL BANCORP

By:	/s/ Robert G. Jones
Robert G. Jones, Chairman of the Board and
Chief Executive Officer

ANCHOR BANCORP, INC.

By:	/s/ Carl W. Jones
Carl W. Jones, Chairman of the Board and
Chief Executive Officer

EXHIBIT 1.01(e)(i)

ARTICLES OF MERGER

OF

ANCHOR BANCORP, INC.

(A Minnesota Corporation)

WITH AND INTO

OLD NATIONAL BANCORP

(An Indiana Corporation)

In compliance with the requirements of the Indiana Business Corporation Law, as amended (the “Act”), the undersigned corporations, desiring to effect a merger, set forth the following facts:

Article I

SURVIVING CORPORATION

Section 1. The corporation surviving the merger is Old National Bancorp (the “Surviving Corporation”). The Surviving Corporation’s name has not been changed as a result of the merger and will remain “Old National Bancorp.”

Section 2. The Surviving Corporation is a domestic corporation existing pursuant to the provisions of the Act, was incorporated in Indiana on July 19, 1982, and will maintain its principal office at One Main Street, Evansville, Vanderburgh County, Indiana 47708.

Article II

MERGING CORPORATION

The name, state of incorporation and date of incorporation of the corporation, other than the Surviving Corporation, which is a party to the merger is as follows:

        Anchor Bancorp, Inc.

(Name of Corporation)

Minnesota	May 11, 1981
(State of Domicile)	(Date of Incorporation)

Article III

PLAN OF MERGER

The Agreement and Plan of Merger (the “Plan of Merger”) dated [●] , by and between the Surviving Corporation and Anchor Bancorp, Inc. (the “Merging Corporation”), containing such information as required by the Act, is set forth in Exhibit A attached hereto and made a part hereof.

Article IV

MANNER OF ADOPTION AND VOTE

Section 1. Action by Surviving Corporation

A. Action by Directors. The Plan of Merger was adopted at a meeting of the Board of Directors of the Surviving Corporation duly held and convened on [●] , 2017.

B. Vote of Shareholders. Approval by the Surviving Corporation’s shareholders of the Plan of Merger is not required pursuant to Section 23-1-40-3(g) of the Act.

Section 2. Action by Merging Corporation

A. Action by Directors. The Plan of Merger was adopted at a meeting of the Board of Directors of the Merging Corporation duly held and convened on [●] .

B. Vote of Shareholders. With respect to Anchor Bancorp, Inc., the designation, number of outstanding shares, number of votes entitled to be cast by each voting group entitled to vote separately on the Plan of Merger, and number of shares voted in favor or against or having abstained as to the Plan of Merger are set forth below:

Designation of Voting Group	Common Stock	Voting Preferred	Class A1 Preferred
Number of Outstanding Shares	[11,605,693]	2,150,000	65,313

Number of Votes Entitled to be Cast	[11,605,693]	8,600,000	261,252

Shares Voted in Favor	[●]	[●]	[●]

Shares Voted Against	[●]	[●]	[●]

Shares Abstained	[●]	[●]	[●]

The number of votes cast for approval of the Plan of Merger by the shareholders of the Merging Corporation was sufficient for approval thereof.

Article V

EFFECTIVE DATE AND TIME

The effective date and time of the merger hereby effectuated shall be 11:58 p.m. Eastern Daylight Time, [●] ,[●] .

*        *        *

IN WITNESS WHEREOF, the undersigned Surviving Corporation and Merging Corporation, by their respective Chairmen of the Board and Chief Executive Officers, acting for and on behalf of such corporations, hereby execute these Articles of Merger; and each of such corporations certifies to the truth of the facts and acts relating to it and the action taken by its respective Board of Directors and shareholders.

Dated this [●] day of [●],[●].

OLD NATIONAL BANCORP (“Surviving Corporation”)

By:
Robert G. Jones, Chairman of the Board and
Chief Executive Officer

ANCHOR BANCORP, INC. (“Merging Corporation”)

By:
Carl W. Jones, Chairman of the Board and
Chief Executive Officer

EXHIBIT 1.01(e)(ii)

PLAN OF MERGER

THIS PLAN OF MERGER (“Agreement”) is made and entered into this [●] day of [●],[●] by and between Old National Bancorp (“ONB” or the “Surviving Corporation”) and Anchor Bancorp, Inc. (“Anchor” or the “Merging Corporation”).

W I T N E S S E T H:

WHEREAS, ONB is an Indiana corporation registered as a financial holding company under the federal Bank Holding Company Act of 1956, as amended (the “BHC Act”), with its principal office located in Evansville, Vanderburgh County, Indiana; and

WHEREAS, Anchor is a Minnesota corporation registered as a bank holding company under the BHC Act, with its principal office located in St. Louis Park, Hennepin County, Minnesota; and

WHEREAS, ONB and Anchor seek to affiliate through a corporate reorganization whereby Anchor will merge with and into ONB; and

WHEREAS, pursuant to a separate Agreement and Plan of Merger (the “Merger Agreement”), dated [●],[●], Anchor has agreed to merge with and into ONB; and

WHEREAS, the Boards of Directors of each of the parties hereto have determined that it is in the best interests of their respective corporations and their respective shareholders to consummate the merger provided for herein and have approved this Agreement.

NOW, THEREFORE, in consideration of the foregoing premises, the representations, warranties, covenants and agreements herein contained and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereby make this Agreement and prescribe the terms and conditions of the merger of Anchor with and into ONB, and the mode of carrying such merger into effect as follows:

ARTICLE I.

THE MERGER

Upon the terms and subject to the conditions of this Agreement, at the Effective Time (as defined herein), Anchor shall be merged with and into and under the Articles of Incorporation of ONB (the “Merger”). ONB shall be the surviving corporation in the Merger (the “Surviving Corporation”) and shall continue its corporate existence under the laws of the State of Indiana. At the Effective Time, the separate corporate existence of Anchor shall cease.

ARTICLE II.

THE SURVIVING CORPORATION

Section 2.1    Name and Offices. Upon and following the Effective Time of the Merger, the name of the Surviving Corporation shall be Old National Bancorp, and shall continue its corporate existence under the laws of the State of Indiana pursuant to the provisions of and with the effect provided in the Indiana Business Corporation Law (the “IBCL”). The principal office of the Surviving Corporation shall be located at One Main Street, Evansville, Vanderburgh County, Indiana until such time as the Board of Directors designates otherwise.

Section 2.2    Authorized Shares. The total number of shares that ONB shall have authority to issue is [●] shares of common stock and [●] shares of preferred stock.

Section 2.3    Directors of the Surviving Corporation. The directors of the Surviving Corporation following the Effective Time shall be those individuals serving as directors of ONB at the Effective Time until such time as their successors have been duly elected and have qualified or until their earlier resignation, death, or removal as a director.

Section 2.4    Officers of the Surviving Corporation. The officers of ONB serving at the Effective Time shall continue to serve as the officers of the Surviving Corporation, until such time as their successors shall have been duly elected and have qualified or until their earlier resignation, death or removal from office.

Section 2.5    Articles of Incorporation and Bylaws.

(a)	Articles of Incorporation. The Articles of Incorporation of ONB in existence at the Effective Time shall remain the Articles of Incorporation of the Surviving Corporation following the Effective Time, until such Articles of Incorporation shall be amended or repealed as provided therein or by applicable law.

(b)	Bylaws. The Bylaws of ONB in existence at the Effective Time shall remain the Bylaws of the Surviving Corporation following the Effective Time, until such Bylaws shall be amended or repealed as provided therein or by applicable law.

Section 2.6    Effect of the Merger. At the Effective Time, the title to all assets, real estate and other property owned by Anchor shall vest in Surviving Corporation as set forth in Indiana Code Section 23-1-40-6, as amended, without reversion or impairment. At the Effective Time, all liabilities of Anchor shall be assumed by Surviving Corporation as set forth in Indiana Code Section 23-1-40-6, as amended.

ARTICLE III.

MANNER AND BASIS OF EXCHANGE OF STOCK

Section 3.1    Manner of Conversion of Shares. Upon and by virtue of the Merger becoming effective at the Effective Time, each share of common stock of Anchor issued and outstanding immediately prior to the Effective Time shall become and be converted into the right to receive (i) 1.350 shares of common stock of ONB (the “Common Stock Exchange Ratio”), without par value, as adjusted pursuant to the Merger Agreement by virtue of the Merger, without any action on the part of the holder thereof (except as provided in Section 3.5 below) and (ii) cash consideration in the amount of $2.625 per share (“Common Stock Cash Consideration”).

Section 3.2    Effect of Conversion. At and after the Effective Time, each share of common stock of Anchor shall represent only the right to receive the Merger Consideration.

Section 3.3    Stock Exchange. Each holder of Anchor common stock shall, upon the completion and execution of appropriate documentation requested by ONB, be entitled to receive from the Surviving Corporation a statement of ownership of book-entry shares representing that number of whole shares of ONB common stock that each holder of Anchor has the right to receive, and a check in the amount of any cash that such holder has the right to receive pursuant to Section 3.1 hereof.

Section 3.4    Stock Options. Each Anchor Stock Option, whether vested or unvested, that is outstanding immediately prior to the Effective Time, shall, as of the Effective Time, become fully vested and be converted into the right at the Effective Time to receive an amount, equal to the product of (i) the total number of shares of Anchor Common Stock subject to such Anchor Stock Option and (ii) the positive difference, if any, of (A) the Common Stock Cash Consideration on a per share basis plus the Common Stock Exchange Ratio multiplied by the Average ONB Closing Price (as hereinafter defined) less (B) the exercise price of such Anchor Stock Option, subject to any consents required from holders of Anchor Stock Options or necessary amendments to the applicable Anchor Stock Option Plan or award agreements (the “Options Settlement Amount”). ONB shall pay the Options Settlement Amount in shares of ONB Common Stock valued at the Average ONB Closing Price. ONB shall pay the Anchor Stock Option holders the Options Settlement Amount described in this Section 3.4, less such amounts as are required to be withheld or deducted under the Code or any provision of state, local or foreign tax law with respect to the making of such payment, on or as soon as reasonably practicable after the date of Closing, but in any event within five (5) business days following the date of Closing.

Section 3.5    Treasury Stock. Each share of Anchor common stock that, immediately prior to the Effective Time, is held as treasury stock of Anchor or held directly or indirectly by ONB (other than shares held by ONB in a fiduciary capacity or in satisfaction of a debt previously contracted) shall by virtue of the Merger be canceled and retired and shall cease to exist, and no exchange or payment shall be made therefor.

ARTICLE IV.

CONDITIONS PRECEDENT

The obligation of ONB and Anchor to consummate the Merger contemplated by this Agreement is subject to the receipt of all required approvals of the shareholders of Anchor and ONB, the receipt of all appropriate orders, consents, approvals and clearances from all necessary regulatory agencies and governmental authorities whose orders, consents, approvals or clearances are required by law for consummation of the Merger, as well as the satisfaction of the conditions set forth in the Merger Agreement.

ARTICLE V.

EFFECTIVE TIME

Subject to the terms and upon satisfaction of all requirements of law and the conditions specified in this Agreement, the Merger shall become effective on the date and at the time specified in the Articles of Merger filed with the Indiana Secretary of State.

ARTICLE VI.

TERMINATION

Section 6.1    Manner of Termination. This Agreement may be terminated and the transactions contemplated hereby may be abandoned at any time prior to the Effective Time as provided in the Merger Agreement.

Section 6.2    Effect of Termination. Upon termination by written notice, this Agreement shall be of no further force or effect, and there shall be no further obligations or liabilities by reason of this Agreement or the termination thereof on the part of either party hereto or their respective directors, officers, employees, agents and shareholders, except as expressly provided in the Merger Agreement, including without limitation: (i) the confidentiality provisions of the Merger Agreement; and (ii) the payment of their respective expenses, as set forth in the Merger Agreement.

ARTICLE VII.

MISCELLANEOUS

Section 7.1    Binding Effect. This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns.

Section 7.2    Entire Agreement. This Agreement together with the Agreement and Plan of Merger and that certain Confidentiality Agreement dated May 9, 2017, by and between Anchor and ONB, set forth the entire understanding of the parties hereto with respect to the subject matter hereof and merges and supersedes all prior and contemporaneous understandings with respect to the subject matter hereof.    This Agreement is delivered subject to the terms and conditions of the Merger Agreement and in the event of any conflict between the provisions of this Agreement and the provisions of the Merger Agreement, the provisions of the Merger Agreement shall control.

Section 7.3    Notices. Any notices, request or instruction to be given hereunder to any party hereto shall be in writing and delivered by hand and receipted for, sent by certified Anchor States Mail, return receipt requested, first class postage pre-paid, delivered by overnight express receipted delivery service or telecopied if confirmed immediately thereafter by also mailing a copy of such notice, request or other communication by certified United States Mail, return receipt requested, with first class postage pre-paid to the other party hereto and marked to the attention of the Chairman of the Board or President of such party.

Section 7.4    Amendments; Waivers. No amendments of this Agreement shall be binding unless executed in writing by all parties hereto. Any waiver of any provision of this Agreement shall be in writing, and no waiver of any provision shall be deemed a waiver of any other provision or constitute a continuing waiver.

Section 7.5    Severability. In case any one or more of the provisions contained herein shall, for any reason, be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provision of this Agreement, but this Agreement shall be construed as if such invalid, illegal or unenforceable provision or provisions had ever been contained herein.

Section 7.6    Governing Law. This Agreement has been executed and delivered in the State of Indiana and shall be construed and governed in accordance with the laws of the State of Indiana, without reference to the conflict or choice of law principles thereof.

Section 7.7    Counterparts. This Agreement may be executed in any number of counterparts and by facsimile, each of which shall be an original, but such counterparts shall together constitute one and the same instrument.

*    *    *

IN WITNESS WHEREOF, Old National Bancorp and Anchor Bancorp, Inc. have made and entered into this Agreement as of the day and year first above written and have caused this Agreement to be executed and attested by their duly authorized officers.

Old National Bancorp “ONB”

By:
Robert G. Jones, Chairman of the Board and
Chief Executive Officer
ATTEST:

By:
Jeffrey L. Knight, Secretary

Anchor Bancorp, Inc. “Anchor”

By:
Carl W. Jones, Chairman of the Board and Chief Executive Officer
ATTEST:

By:
Megan Edwards, Secretary

EXHIBIT 1.05

BANK MERGER AGREEMENT

Agreement To Merge

between

OLD NATIONAL BANK

and

ANCHOR BANK, NATIONAL ASSOCIATION

under the charter of

OLD NATIONAL BANK

under the title of

OLD NATIONAL BANK

This agreement made of [●] ,[●] , between Old National Bank (hereinafter referred to as “ONB”), a banking association organized under the laws of the United States, being located at One Main Street, Evansville, county of Vanderburgh, in the state of Indiana, and Anchor Bank, National Association (hereinafter referred to as “Anchor”), a national banking association organized under the laws of the United States, being located at 1600 Utica Avenue South, Suite 400, St. Louis Park, Hennepin county Minnesota, each acting pursuant to a resolution of its board of directors, adopted by the vote of a majority of its directors, pursuant to the authority given by and in accordance with the provisions of the Act of November 7, 1918, as amended (12 USC 215a), witnessed as follows:

Section 1.

Anchor shall be merged into ONB under the charter of the latter.

Section 2.

The name of the receiving association (hereinafter referred to as the “Association”) shall be Old National Bank.

Section 3.

The business of the Association shall be that of a national banking association. This business shall be conducted by the Association at its main office to be located at One Main Street, Evansville Indiana 47708, and at its legally established branches.

Section 4.

The amount of capital stock of the Association shall be as specified in the Articles of Association of the Association.

Section 5.

All assets as they exist at the effective time of the merger shall pass to and vest in the Association without any conveyance or other transfer. The Association shall be responsible for all of the liabilities of every kind and description of each of the merging banks existing as of the effective time of the merger.

Section 6.

Each issued and outstanding share of capital stock of ONB is held by Old National Bancorp, an Indiana corporation and a financial holding company registered under the Bank Holding Company Act of 1956, as amended. Each issued and outstanding share of capital stock of Anchor is held by Anchor Bancorp, Inc. (“Anchor Bancorp.”), a Minnesota corporation and a bank holding company under the federal Bank Holding Company Act of 1956, as amended.

Simultaneous with the merger of Anchor into ONB, Anchor Bancorp shall merge with and into Old National Bancorp. In that merger, the outstanding shares of Anchor Bancorp will be cancelled in exchange for consideration equal to $2.625 cash and 1.350 shares of Old National Bancorp’s common stock for each share of Anchor Bancorp common stock properly tendered, subject to adjustment procedures set forth in the Agreement and Plan of Merger by and between Old National Bancorp and Anchor Bancorp, Inc. dated August [●] , 2017 (“Merger Agreement”).

The obligation of each of Old National Bancorp and Anchor Bancorp to merge is subject to the satisfaction or waiver (subject to applicable law) of all the conditions set forth in the Merger Agreement. The merger of Anchor into ONB is subject to completion of the merger of Old National Bancorp and Anchor Bancorp.

Effective simultaneously with the merger of Anchor Bancorp into Old National Bancorp, and subject to the terms and conditions of this agreement, (i) each share of capital stock of Anchor shall be extinguished, canceled and retired and no consideration shall be paid therefor; and (ii) each share of capital stock of ONB shall remain issued and outstanding as fully paid and non-assessable shares of capital stock of the Association.

Section 7.

Neither of the banks shall declare nor pay any dividend to its shareholders between the date of the agreement and the time at which the merger shall become effective, nor dispose of any of its assets in any other manner, except in the normal course of business and for adequate value.

Section 8.

The present board of directors of ONB shall continue to serve as the board of directors of the Association until the next annual meeting or until such time as their successors have been elected and have qualified.

Section 9.

From and after the time this merger shall become effective as specified in the approval issued by the Comptroller of the Currency, the Articles of Association of ONB shall be the Articles of Association of the Association.

Section 10.

This agreement shall automatically terminate, without any further action by either party hereto, immediately upon the termination of the Merger Agreement.

Section 11.

This agreement shall be ratified and confirmed by the affirmative vote of shareholders of each of the merging banks owning at least two thirds of its capital stock outstanding, at a meeting to be held on the call of the directors; and the merger shall become effective at the time specified in a merger approval to be issued by the Comptroller of the Currency of the United States.

Section 12.

If applicable, the Association will assume any liquidation account of Anchor that was established for the benefit of Anchor’s eligible account holders. In the event of a complete liquidation of ONB, ONB shall comply with the requirements of the regulations of the Office of the Comptroller of the Currency with respect to the amount and the priorities on liquidation of each of eligible account holder’s inchoate interest in the liquidation account, to the extent it is still in existence; provided, that an eligible account holder’s inchoate interest in the liquidation account shall not entitle such eligible account holder to any voting rights at meetings of Association’s shareholders.

* * * * *

WITNESS, the signatures of the merging banks this [●] day of [●] ,[●] each set by its president and attested to by its secretary, pursuant to a resolution of its board of directors, acting by a majority.

Attest:	OLD NATIONAL BANK

By:
[●]

Secretary

Attest:	ANCHOR BANK, NATIONAL ASSOCIATION

By:
[●]

Secretary

EXHIBIT 5.17

FORM OF VOTING AGREEMENT

The undersigned shareholder of Anchor Bancorp, Inc. (“Anchor”) hereby agrees in its capacity as a shareholder to vote its shares of Anchor Common Stock that are registered in its name in favor of the Agreement and Plan of Merger by and between Old National Bancorp and Anchor, dated August [*], 2017 (the “Agreement”). In addition, the undersigned hereby agrees not to make any transfers of shares of Anchor with the purpose of avoiding its agreement set forth in the preceding sentence and agrees to cause any transferee of such shares to abide by the terms of this Voting Agreement.

The undersigned is entering into this Voting Agreement solely in its capacity as a shareholder and, notwithstanding anything to the contrary in this Voting Agreement, nothing in this Voting Agreement is intended or shall be construed to require the trustees or the partners of the undersigned, in their capacities as directors of Anchor, if applicable, to act or fail to act in accordance with their fiduciary duties in such director capacity. Furthermore, none of the trustees or the partners of the undersigned makes any agreement or understanding herein in his or her capacity as a director of Anchor.

Notwithstanding any contrary provision herein, this Voting Agreement shall be effective from the date hereof and shall terminate and be of no further force and effect upon the earliest of (a) the consummation of the Merger (as defined in the Agreement), (b) the termination of the Agreement in accordance with its terms, (c) the taking of such action whereby a majority of the Board of Directors of Anchor, in accordance with the terms and conditions of Sections 5.01 and 5.06 of the Agreement, withdraws its favorable recommendation of the Agreement to its shareholders; or (d) the adoption of the Agreement by the shareholders of Anchor.

This Voting Agreement may be executed in any number of counterparts, each of which shall be an original, but such counterparts shall together constitute one and the same instrument.

Dated this              day of             , 2017.

EXHIBIT 5.18

FORM OF LOCK-UP AGREEMENT

Old National Bancorp

One Main Street

Evansville, Indiana 47708

Ladies and Gentlemen:

In connection with the proposed acquisition (the “Acquisition”) of Anchor Bancorp, Inc. (“Anchor”) by Old National Bancorp (“ONB”), and in consideration of Anchor and ONB entering into the Agreement and Plan of Merger dated on or about [•], 2017, (the “Merger Agreement;” certain terms used herein and not defined herein are used herein as defined in the Merger Agreement), the receipt and sufficiency of such consideration being hereby acknowledged and accepted, and in order to induce ONB to close the Merger, Gentwo LLLP, the undersigned, an Anchor shareholder who will receive ONB common stock (the “ONB Common Stock”) in exchange for its Anchor Common Stock, hereby agrees with ONB as follows:

1.    During the period commencing as of the Effective Time specified in the Merger Agreement and expiring ninety (90) days thereafter, the undersigned will not:

(a)    offer, sell, contract to sell, pledge or otherwise dispose of, or enter into any transaction which is designed to, or might reasonably be expected to, result in the disposition (whether by actual disposition or effective economic disposition or otherwise) of ONB Common Stock owned by the undersigned or to be received by the undersigned pursuant to the Merger, or securities owned beneficially by the undersigned, directly or indirectly, including establishing or increasing a put equivalent position or liquidating or decreasing a call equivalent position within the meaning of Section 16 of the Securities Exchange Act of 1934, as amended, and the rules and regulations of the Securities and Exchange Commission promulgated thereunder with respect to, any ONB Common Stock;

(b)    enter into any swap or other derivatives transaction that transfers to another, in whole or in part, any of the economic benefits or risks of ownership of ONB Common Stock, whether any such transaction is to be settled by delivery of ONB Common Stock or other securities, in cash or otherwise;

(c)    make any demand for or exercise any right or cause to be filed a registration statement, including any amendments thereto, with respect to the registration of any ONB Common Stock or any other securities of ONB; or

(d)    publicly disclose an intention to effect any such transaction.

2.    This Lock-Up Agreement will not prohibit general and limited partners of the undersigned from making (a) bona fide gifts of ONB Common Stock to family members or family trusts, (b) any transfer of ONB Common Stock for estate planning purposes to persons immediately related to any of the beneficiaries of such transferor by blood, marriage or adoption, or any trust solely for the benefit of such transferor and/or the persons described in the preceding clause, (c) transfers of ONB Common Stock to any trust, partnership, limited liability company or other entity for the direct or indirect benefit of the undersigned or the immediate family of any of the beneficiaries of the undersigned, or (d) transfers of ONB Common Stock to any entity directly or indirectly controlled by or under common control with the undersigned, provided, however, that with respect to each of the transfers described in clauses (a), (b), (c) or (d) of this sentence, prior to such transfer, the donee, distributee, transferee, or the trustee or legal guardian on behalf of any donee, distributee or transferee agrees in writing to be bound by the terms of this Lock-Up Agreement. For purposes hereof, “immediate family” shall mean any relationship by blood, marriage or adoption, not more remote than first cousin.

3.    The undersigned also agrees and consents to the entry of stop transfer instructions with ONB as its transfer agent and registrar against the transfer of the undersigned’s ONB Common Stock, except in compliance with this Lock-Up Agreement. In furtherance of the foregoing, ONB as its transfer agent are hereby authorized to decline to make any transfer of securities if such transfer would constitute a violation or breach of this Lock-Up Agreement.

4.    It is understood that if the Merger Agreement entered into in connection with the Merger has been terminated without the consummation of the Merger, this Lock-Up Agreement shall be cancelled and of no further force and effect.

5.    The undersigned hereby represents and warrants that the undersigned has full power and authority to enter into this Lock-Up Agreement and that, upon request, the undersigned will execute any additional documents necessary in connection with the enforcement hereof. Any obligations of the undersigned shall be binding upon the heirs, personal representatives, successors and assigns of the undersigned.

6.    The undersigned understands that ONB will proceed with the Acquisition of Anchor in reliance on this Lock-Up Agreement. Moreover, the undersigned understands and agrees that ONB and Anchor are relying upon the accuracy, completeness, and truth of the undersigned’s representations, warranties, agreements, and certifications contained in this Lock-Up Agreement.

7.    The parties agree that irreparable damage would occur if this Lock-Up Agreement is not performed in accordance with the terms hereof and that ONB shall be entitled to equitable relief, including but not limited to injunctive relief or specific performance of the terms hereof, in addition to any other remedy to which it is entitled at law or in equity. If ONB institutes any legal suit, action or proceeding against the undersigned arising out of this Lock-Up Agreement, ONB shall be entitled to receive, in addition to all other damages to which it may be entitled, all costs ONB incurs, including attorneys’ fees and expenses and court costs.

[Signature Page Follows]

SIGNATURE PAGE TO LOCK-UP AGREEMENT

IN WITNESS WHEREOF, the undersigned has completed this Lock-up Agreement in connection with the undersigned’s receipt of shares of ONB Common Stock in connection with the Merger, and authorizes Anchor and ONB to rely on this Lock-up Agreement as hereinabove described.

Date:

GENTWO LLLP

By:
Carl Jones, General Partner
By:
Christopher Jones, General Partner

OLD NATIONAL BANCORP

By:
Robert G. Jones, Chairman of the Board and
Chief Executive Officer

EXHIBIT 8.01(g)

SAMPLE CALCULATION

Assumptions:

•	Average ONB Closing Price: $13.00

•	Anchor provides written notice to ONB to terminate Agreement

•	ONB exercises option to increase Common Stock Cash Consideration per share pursuant to the formula set forth in Section 8.01(g)

•	No other adjustments to the Merger Consideration

Calculation of Increase in Common Stock Cash Consideration:

An amount equal to the difference between (A) $22.875 per share, and (B) the sum of (1) the Common Stock Exchange Ratio multiplied by the Average ONB Closing Price plus (2) $2.625 per share:

$22.875 – ((1.350 x $13.00) + $2.625)

=

$22.875 – ($17.55 + $2.625)

=

$22.875 - $20.175

=

$2.700

Calculation of Adjusted Merger Consideration:

Each share of Anchor Common Stock shall be converted into the right to receive:

•	1.350 shares of ONB Common Stock; plus

•	$2.625 in cash, which represents the initial Common Stock Cash Consideration; plus

•	$2.700 in cash, which represents the increase in the Common Stock Cash Consideration

The total value of the per share Merger Consideration would equal $22.875, calculated as follows:

$17.55 (1.350 x $13.00) + $2.625 + $2.700 = $22.875

Annex B

August 7, 2017

Board of Directors

Anchor Bancorp, Inc.

1360 Duckwood Drive

Eagan, MN 55123

Ladies and Gentlemen:

Anchor Bancorp, Inc. (“Anchor”) and Old National Bancorp (“ONB”) are proposing to enter into an Agreement and Plan of Merger (the “Agreement”) pursuant to which Anchor will merge with and into ONB with ONB being the surviving corporation (the “Merger”). Pursuant to the terms of the Agreement, at the Effective Time, each share of common stock, $0.10 par value per share, of Anchor (“Anchor Common Stock”) issued and outstanding immediately prior to the Effective Time, except for certain shares of Anchor Common Stock as specified in the Agreement, will be converted into the right to receive, subject to certain adjustments set forth in the Agreement, (i) 1.350 shares of common stock (the “Common Stock Exchange Ratio”) (as adjusted in accordance with the terms of the Agreement), without par value, of ONB (“ONB Common Stock” and such consideration, the “Stock Consideration”), and (ii) $2.625 in cash (the “Cash Consideration”); provided, however, in the event that the Anchor Consolidated Shareholders’ Equity as of the end of the month prior to the Effective Time is less than One Hundred Seventy -Nine Million Dollars ($179,000,000), the Common Stock Exchange Ratio shall be decreased to a quotient determined by dividing the Adjusted Stock Purchase Price by the total number of shares of Anchor Common Stock outstanding at the Effective Time, and further dividing that number by the Average ONB Closing Price. The Stock Consideration and the Cash Consideration are collectively referred to herein as the “Merger Consideration.” Capitalized terms used herein without definition have the meanings assigned to them in the Agreement. The terms and conditions of the Merger are more fully set forth in the Agreement. You have requested our opinion as to the fairness, from a financial point of view, of the Merger Consideration to the holders of Anchor Common Stock.

Sandler O’Neill & Partners, L.P. (“Sandler O’Neill”, “we” or “our”), as part of its investment banking business, is regularly engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions. In connection with this opinion, we have reviewed and considered, among other things: (i) a draft of the Agreement, dated August 7, 2017; (ii) certain publicly available financial statements and other historical financial information of Anchor that we deemed relevant; (iii) certain publicly available financial statements and other historical financial information of ONB that we deemed relevant; (iv) certain internal financial projections for Anchor for the years ending December 31, 2017 through December 31, 2021, as provided by the senior management of Anchor; (v) publicly available consensus mean analyst earnings per share estimates for ONB for the years ending December 31,2017 through December 31, 2019, as well as an estimated long-term earnings per share growth rate for the years thereafter and estimated cash dividends per share of ONB Common Stock for the years ending December 31, 2017 through December 31, 2021, as provided by the senior management of ONB; (vi) the pro forma financial impact of the Merger on ONB based on certain assumptions relating to transaction expenses, purchase accounting adjustments, cost savings and anticipated regulatory and compliance costs, as well as the redemption of Anchor’s currently outstanding perpetual preferred and trust preferred securities and the repayment of Anchor’s holding company term note following the closing of the Merger, as provided by the senior management of ONB; (vii) the publicly reported historical price and trading activity for ONB Common Stock, including a comparison of certain stock market information for ONB Common Stock and certain stock indices as well as publicly available information for certain other similar companies, the securities of which are publicly traded; (viii) a comparison of certain financial information for Anchor and ONB with similar financial institutions for which information is publicly available; (ix) the financial terms of certain recent business combinations in the banking industry (on a regional and nationwide basis), to the extent publicly available; (x) the current market environment generally and the banking environment in particular; and (xi) such other information, financial studies, analyses and investigations and financial, economic and market criteria as we considered relevant. We also discussed with certain members of the senior management of Anchor the business, financial condition, results of operations and prospects of Anchor and held similar discussions with certain members of the senior management of ONB regarding the business, financial condition, results of operations and prospects of ONB.

In performing our review, we have relied upon the accuracy and completeness of all of the financial and other information that was available to and reviewed by us from public sources, that was provided to us by Anchor or ONB or their respective representatives or that was otherwise reviewed by us, and we have assumed such accuracy and completeness for purposes of rendering this opinion without any independent verification or investigation. We have relied on the assurances of the respective managements of Anchor and ONB that they are not aware of any facts or circumstances that would make any of such information inaccurate or misleading. We have not been asked to and have not undertaken an independent verification of any of such information and we do not assume any responsibility or liability for the accuracy or completeness thereof. We did not make an independent evaluation or perform an appraisal of the specific assets, the collateral securing assets or the liabilities (contingent or otherwise) of Anchor or ONB or any of their respective subsidiaries, nor have we been furnished with any such evaluations or appraisals. We render no opinion or evaluation on the collectability of any assets or the future performance of any loans of Anchor or ONB. We did not make an independent evaluation of the adequacy of the allowance for loan losses of Anchor or ONB, or of the combined entity after the Merger, and we have not reviewed any individual credit files relating to Anchor or ONB. We have assumed, with your consent, that the respective allowances for loan losses for both Anchor and ONB are adequate to cover such losses and will be adequate on a pro forma basis for the combined entity.

In preparing its analyses, Sandler O’Neill used certain internal financial projections for Anchor for the years ending December 31, 2017 through December 31, 2021, as provided by the senior management of Anchor. In addition, Sandler O’Neill used publicly available consensus mean analyst earnings per share estimates for ONB for the years ending December 31, 2017 through December 31, 2019, as well as an estimated long-term earnings per share growth rate for the years thereafter and estimated cash dividends per share of ONB Common Stock for the years ending December 31, 2017 through December 31, 2021, as provided by the senior management of ONB. Sandler O’Neill also received and used in its pro forma analyses certain assumptions relating to transaction expenses, purchase accounting adjustments, cost savings and anticipated regulatory and compliance costs, as well as the redemption of Anchor’s currently outstanding perpetual preferred and trust preferred securities and the repayment of Anchor’s holding company term note following the closing of the Merger, as provided by the senior management of ONB. With respect to the foregoing information, the respective senior managements of Anchor and ONB confirmed to us that such information reflected (or, in the case of the publicly available consensus mean analyst earnings per share estimates referred to above, were consistent with) the best currently available projections, estimates and judgments of those respective senior managements as to the future financial performance of Anchor and ONB, respectively, and the other matters covered thereby, and we assumed that the future financial performance reflected in such information would be achieved. We express no opinion as to such information, or the assumptions on which such information is based. We have also assumed that there has been no material change in the respective assets, financial condition, results of operations, business or prospects of Anchor or ONB since the date of the most recent financial statements made available to us. We have assumed in all respects material to our analysis that Anchor and ONB will remain as going concerns for all periods relevant to our analysis.

We have also assumed, with your consent, that (i) each of the parties to the Agreement will comply in all material respects with all material terms and conditions of the Agreement and all related agreements, that all of the representations and warranties contained in such agreements are true and correct in all material respects, that each of the parties to such agreements will perform in all material respects all of the covenants and other obligations required to be performed by such party under such agreements and that the conditions precedent in such agreements are not and will not be waived, (ii) in the course of obtaining the necessary regulatory or third party approvals, consents and releases with respect to the Merger, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on Anchor, ONB or the Merger or any related transaction, and (iii) the Merger and any related transactions will be consummated in accordance with the terms of the Agreement without any waiver, modification or amendment of any material term, condition or agreement thereof and in compliance with all applicable laws and other requirements. Finally, with your consent, we have relied upon the advice that Anchor has received from its legal, accounting and tax advisors as to all legal, accounting and tax matters relating to the Merger and the other transactions contemplated by the Agreement. We express no opinion as to any such matters.

Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof could materially affect this opinion. We have not undertaken to update, revise, reaffirm or withdraw this opinion or otherwise comment upon events occurring after the date hereof. We express no opinion as to the trading value of ONB Common Stock at any time or what the value of ONB Common Stock will be once it is actually received by the holders of Anchor Common Stock.

We have acted as Anchor’s financial advisor in connection with the Merger and will receive a fee for our services, a significant portion of which is contingent upon the closing of the Merger. We will also receive a fee for rendering this opinion, which opinion fee will be credited in full towards the portion of the transaction fee which will become payable to Sandler O’Neill on the day of closing of the Merger. Anchor has also agreed to indemnify us against certain claims and liabilities arising out of our engagement and to reimburse us for certain of our out-of-pocket expenses incurred in connection with our engagement. We have not provided any other investment banking services to Anchor in the two years preceding the date of this opinion. As we have previously advised you, in the two years preceding the date hereof, Sandler O’Neill has provided certain investment banking services to, and received fees from, ONB. Most recently, Sandler O’Neill acted as financial advisor to the Board of Directors of ONB in connection with the sale of ONB’s subsidiary, ONB Insurance Group, Inc., to Prime Risk Partners, Inc., which transaction closed in May 2016. In addition, in the ordinary course of our business as a broker-dealer, we may purchase securities from and sell securities to ONB and its affiliates. We may also actively trade the equity and debt securities of ONB and its affiliates for our own account and for the accounts of our customers.

Our opinion is directed to the Board of Directors of Anchor in connection with its consideration of the Agreement and the Merger and does not constitute a recommendation to any shareholder of Anchor as to how any such shareholder should vote at any meeting of shareholders called to consider and vote upon the approval of the Agreement and the Merger. Our opinion is directed only to the fairness, from a financial point of view, of the Merger Consideration to the holders of Anchor Common Stock and does not address the underlying business decision of Anchor to engage in the Merger, the form or structure of the Merger or any other transactions contemplated in the Agreement, the relative merits of the Merger as compared to any other alternative transactions or business strategies that might exist for Anchor or the effect of any other transaction in which Anchor might engage. We also do not express any opinion as to the fairness of the amount or nature of the compensation to be received in the Merger by any officer, director or employee of Anchor or ONB, or any class of such persons, if any, relative to the compensation to be received in the Merger by any other shareholder. This opinion has been approved by Sandler O’Neill’s fairness opinion committee. This opinion shall not be reproduced without Sandler O’Neill’s prior written consent; provided, however, Sandler O’Neill will provide its consent for the opinion to be included in regulatory filings to be completed in connection with the Merger.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Merger Consideration is fair to holders of Anchor Common Stock from a financial point of view.

Very truly yours,

Annex C

SECTIONS 302A.471 AND 302A.473 OF THE MINNESOTA BUSINESS CORPORATION ACT

302A.471 RIGHTS OF DISSENTING SHAREHOLDERS

Subdivision 1. Actions creating rights. A shareholder of a corporation may dissent from, and obtain payment for the fair value of the shareholder’s shares in the event of, any of the following corporate actions:

(a) unless otherwise provided in the articles, an amendment of the articles that materially and adversely affects the rights or preferences of the shares of the dissenting shareholder in that it:

(1) alters or abolishes a preferential right of the shares;

(2) creates, alters, or abolishes a right in respect of the redemption of the shares, including a provision respecting a sinking fund for the redemption or repurchase of the shares;

(3) alters or abolishes a preemptive right of the holder of the shares to acquire shares, securities other than shares, or rights to purchase shares or securities other than shares;

(4) excludes or limits the right of a shareholder to vote on a matter, or to cumulate votes, except as the right may be excluded or limited through the authorization or issuance of securities of an existing or new class or series with similar or different voting rights; except that an amendment to the articles of an issuing public corporation that provides that section 302A.671 does not apply to a control share acquisition does not give rise to the right to obtain payment under this section; or

(5) eliminates the right to obtain payment under this subdivision;

(b) a sale, lease, transfer, or other disposition of property and assets of the corporation that requires shareholder approval under section 302A.661, subdivision 2, but not including a disposition in dissolution described in section 302A.725, subdivision 2, or a disposition pursuant to an order of a court, or a disposition for cash on terms requiring that all or substantially all of the net proceeds of disposition be distributed to the shareholders in accordance with their respective interests within one year after the date of disposition;

(c) a plan of merger, whether under this chapter or under chapter 322B or 322C, to which the corporation is a constituent organization, except as provided in subdivision 3, and except for a plan of merger adopted under section 302A.626;

(d) a plan of exchange, whether under this chapter or under chapter 322B or 322C, to which the corporation is a party as the corporation whose shares will be acquired by the acquiring organization, except as provided in subdivision 3;

(e) a plan of conversion is adopted by the corporation and becomes effective;

(f) an amendment of the articles in connection with a combination of a class or series under section 302A.402 that reduces the number of shares of the class or series owned by the shareholder to a fraction of a share if the corporation exercises its right to repurchase the fractional share so created under section 302A.423; or

(g) any other corporate action taken pursuant to a shareholder vote with respect to which the articles, the bylaws, or a resolution approved by the board directs that dissenting shareholders may obtain payment for their shares.

Subdivision 2. Beneficial owners. (a) A shareholder shall not assert dissenters’ rights as to less than all of the shares registered in the name of the shareholder, unless the shareholder dissents with respect to all the shares that are beneficially owned by another person but registered in the name of the shareholder and discloses the name and address of each beneficial owner on whose behalf the shareholder dissents. In that event, the rights of the dissenter shall be determined as if the shares as to which the shareholder has dissented and the other shares were registered in the names of different shareholders.

(b) A beneficial owner of shares who is not the shareholder may assert dissenters’ rights with respect to shares held on behalf of the beneficial owner, and shall be treated as a dissenting shareholder under the terms of this section and section 302A.473, if the beneficial owner submits to the corporation at the time of or before the assertion of the rights a written consent of the shareholder.

Subdivision 3. Rights not to apply. (a) Unless the articles, the bylaws, or a resolution approved by the board otherwise provide, the right to obtain payment under this section does not apply to a shareholder of (1) the surviving corporation in a merger with respect to shares of the shareholder that are not entitled to be voted on the merger and are not canceled or exchanged in the merger or (2) the corporation whose shares will be acquired by the acquiring organization in a plan of exchange with respect to shares of the shareholder that are not entitled to be voted on the plan of exchange and are not exchanged in the plan of exchange.

(b) If a date is fixed according to section 302A.445, subdivision 1, for the determination of shareholders entitled to receive notice of and to vote on an action described in subdivision 1, only shareholders as of the date fixed, and beneficial owners as of the date fixed who hold through shareholders, as provided in subdivision 2, may exercise dissenters’ rights.

(c) Notwithstanding subdivision 1, the right to obtain payment under this section, other than in connection with a plan of merger adopted under section 302A.621, is limited in accordance with the following provisions:

(1) The right to obtain payment under this section is not available for the holders of shares of any class or series of shares that is listed on the New York Stock Exchange, the American Stock Exchange, the NASDAQ Global Market, or the NASDAQ Global Select Market.

(2) The applicability of clause (1) is determined as of:

(i) the record date fixed to determine the shareholders entitled to receive notice of, and to vote at, the meeting of shareholders to act upon the corporate action described in subdivision 1; or

(ii) the day before the effective date of corporate action described in subdivision 1 if there is no meeting of shareholders.

(3) Clause (1) is not applicable, and the right to obtain payment under this section is available pursuant to subdivision 1, for the holders of any class or series of shares who are required by the terms of the corporate action described in subdivision 1 to accept for such shares anything other than shares, or cash in lieu of fractional shares, of any class or any series of shares of a domestic or foreign corporation, or any other ownership interest of any other organization, that satisfies the standards set forth in clause (1) at the time the corporate action becomes effective.

Subdivision 4. Other rights. The shareholders of a corporation who have a right under this section to obtain payment for their shares, or who would have the right to obtain payment for their shares absent the exception set forth in paragraph (c) of subdivision 3, do not have a right at law or in equity to have a corporate action described in subdivision 1 set aside or rescinded, except when the corporate action is fraudulent with regard to the complaining shareholder or the corporation.

302A.473 PROCEDURES FOR ASSERTING DISSENTERS’ RIGHTS

Subdivision 1. Definitions. (a) For purposes of this section, the terms defined in this subdivision have the meanings given them.

(b) “Corporation” means the issuer of the shares held by a dissenter before the corporate action referred to in section 302A.471, subdivision 1 or the successor by merger of that issuer.

(c) “Fair value of the shares” means the value of the shares of a corporation immediately before the effective date of the corporate action referred to in section 302A.471, subdivision 1.

(d) “Interest” means interest commencing five days after the effective date of the corporate action referred to in section 302A.471, subdivision 1, up to and including the date of payment, calculated at the rate provided in section 549.09, subdivision 1, paragraph (c), clause (1).

Subdivision 2. Notice of action. If a corporation calls a shareholder meeting at which any action described in section 302A.471, subdivision 1 is to be voted upon, the notice of the meeting shall inform each shareholder of the right to dissent and shall include a copy of section 302A.471 and this section and a brief description of the procedure to be followed under these sections.

Subdivision 3. Notice of dissent. If the proposed action must be approved by the shareholders and the corporation holds a shareholder meeting, a shareholder who is entitled to dissent under section 302A.471 and who wishes to exercise dissenters’ rights must file with the corporation before the vote on the proposed action a written notice of intent to demand the fair value of the shares owned by the shareholder and must not vote the shares in favor of the proposed action.

Subdivision 4. Notice of procedure; deposit of shares. (a) After the proposed action has been approved by the board and, if necessary, the shareholders, the corporation shall send to (i) all shareholders who have complied with subdivision 3, (ii) all shareholders who did not sign or consent to a written action that gave effect to the action creating the right to obtain payment under section 302A.471, and (iii) all shareholders entitled to dissent if no shareholder vote was required, a notice that contains:

(1) the address to which a demand for payment and certificates of certificated shares must be sent in order to obtain payment and the date by which they must be received;

(2) any restrictions on transfer of uncertificated shares that will apply after the demand for payment is received;

(3) a form to be used to certify the date on which the shareholder, or the beneficial owner on whose behalf the shareholder dissents, acquired the shares or an interest in them and to demand payment; and

(4) a copy of section 302A.471 and this section and a brief description of the procedures to be followed under these sections.

(b) In order to receive the fair value of the shares, a dissenting shareholder must demand payment and deposit certificated shares or comply with any restrictions on transfer of uncertificated shares within 30 days after the notice required by paragraph (a) was given, but the dissenter retains all other rights of a shareholder until the proposed action takes effect.

Subdivision 5. Payment; return of shares. (a) After the corporate action takes effect, or after the corporation receives a valid demand for payment, whichever is later, the corporation shall remit to each dissenting shareholder who has complied with subdivisions 3 and 4 the amount the corporation estimates to be the fair value of the shares, plus interest, accompanied by:

(1) the corporation’s closing balance sheet and statement of income for a fiscal year ending not more than 16 months before the effective date of the corporate action, together with the latest available interim financial statements;

(2) an estimate by the corporation of the fair value of the shares and a brief description of the method used to reach the estimate; and

(3) a copy of section 302A.471 and this section, and a brief description of the procedure to be followed in demanding supplemental payment.

(b) The corporation may withhold the remittance described in paragraph (a) from a person who was not a shareholder on the date the action dissented from was first announced to the public or who is dissenting on behalf of a person who was not a beneficial owner on that date. If the dissenter has complied with subdivisions 3 and 4, the corporation shall forward to the dissenter the materials described in paragraph (a), a statement of the reason for withholding the remittance, and an offer to pay to the dissenter the amount listed in the materials if the dissenter agrees to accept that amount in full satisfaction. The dissenter may decline the offer and demand payment under subdivision 6. Failure to do so entitles the dissenter only to the amount offered. If the dissenter makes demand, subdivisions 7 and 8 apply.

(c) If the corporation fails to remit payment within 60 days of the deposit of certificates or the imposition of transfer restrictions on uncertificated shares, it shall return all deposited certificates and cancel all transfer restrictions. However, the corporation may again give notice under subdivision 4 and require deposit or restrict transfer at a later time.

Subdivision 6. Supplemental payment; demand. If a dissenter believes that the amount remitted under subdivision 5 is less than the fair value of the shares plus interest, the dissenter may give written notice to the corporation of the dissenter’s own estimate of the fair value of the shares, plus interest, within 30 days after the corporation mails the remittance under subdivision 5, and demand payment of the difference. Otherwise, a dissenter is entitled only to the amount remitted by the corporation.

Subdivision 7. Petition; determination. If the corporation receives a demand under subdivision 6, it shall, within 60 days after receiving the demand, either pay to the dissenter the amount demanded or agreed to by the dissenter after discussion with the corporation or file in court a petition requesting that the court determine the fair value of the shares, plus interest. The petition shall be filed in the county in which the registered office of the corporation is located, except that a surviving foreign corporation that receives a demand relating to the shares of a constituent domestic corporation shall file the petition in the county in this state in which the last registered office of the constituent corporation was located. The petition shall name as parties all dissenters who have demanded payment under subdivision 6 and who have not reached agreement with the corporation. The corporation shall, after filing the petition, serve all parties with a summons and copy of the petition under the Rules of Civil Procedure. Nonresidents of this state may be served by registered or certified mail or by publication as provided by law. Except as otherwise provided, the Rules of Civil Procedure apply to this proceeding. The jurisdiction of the court is plenary and exclusive. The court may appoint appraisers, with powers and authorities the court deems proper, to receive evidence on and recommend the amount of the fair value of the shares. The court shall determine whether the shareholder or shareholders in question have fully complied with the requirements of this section, and shall determine the fair value of the shares, taking into account any and all factors the court finds relevant, computed by any method or combination of methods that the court, in its discretion, sees fit to use, whether or not used by the corporation or by a dissenter. The fair value of the shares as determined by the court is binding on all shareholders, wherever located. A dissenter is entitled to judgment in cash for the amount by which the fair value of the shares as determined by the court, plus interest, exceeds the amount, if any, remitted under subdivision 5, but shall not be liable to the corporation for the amount, if any, by which the amount, if any, remitted to the dissenter under subdivision 5 exceeds the fair value of the shares as determined by the court, plus interest.

Subdivision 8. Costs; fees; expenses. (a) The court shall determine the costs and expenses of a proceeding under subdivision 7, including the reasonable expenses and compensation of any appraisers appointed by the court, and shall assess those costs and expenses against the corporation, except that the court may assess part or all of those costs and expenses against a dissenter whose action in demanding payment under subdivision 6 is found to be arbitrary, vexatious, or not in good faith.

(b) If the court finds that the corporation has failed to comply substantially with this section, the court may assess all fees and expenses of any experts or attorneys as the court deems equitable. These fees and expenses may also be assessed against a person who has acted arbitrarily, vexatiously, or not in good faith in bringing the proceeding, and may be awarded to a party injured by those actions.

(c) The court may award, in its discretion, fees and expenses to an attorney for the dissenters out of the amount awarded to the dissenters, if any.